
12028022

2012 Annual Report

and Form 10-K


WD
Western
Digital®

Western Digital® Corporation

THE COMPANY

Founded in 1970, Western Digital is a global provider of products that empower people to create, manage, experience and preserve digital content. Its WD® and HGST subsidiaries are storage industry pioneers and long-time leaders in the hard drive industry.

WD hard drives and solid-state drives are deployed in desktop and mobile computers, enterprise computing systems, embedded systems and consumer electronics applications, as well as by the company in providing its own storage products. Leading WD-branded storage devices and systems, networking products, media players and software solutions empower people around the world to easily save, store, protect, share and experience their content on multiple devices.

HGST develops advanced hard drives, enterprise-class solid-state drives and innovative external storage solutions used to store, preserve and manage the world's most valued data. Founded by the pioneers of hard drives, HGST provides high-value storage for a broad range of OEM customers in the enterprise, desktop, mobile computing, consumer electronics and personal storage markets.

Western Digital is responding to changing market needs by delivering an ever–broadening range of storage and connected-life solutions and deploying technologies that reduce energy usage, increase performance and improve ease of use, with the same quality, reliability and on-time delivery that have made the company successful in the traditional computing markets. Our products are marketed to leading OEMs, systems manufacturers, selected resellers and retailers under the Western Digital, WD and HGST brand names. Product, financial and investor information is available on the company's website at www.westerndigital.com.



John F. Coyne, Chief Executive Officer

FELLOW SHAREHOLDERS

Fiscal 2012, despite multiple challenges, was one of significant achievement by the people of Western Digital.

We dealt with the after effects on our operations and supply chain of the earthquake and tsunami in Japan and the ruinous flooding in Thailand through the passion, dedication and remarkable recovery work of our employees and supply partners, and to the support of our many loyal customers.

We also completed the largest transaction of its kind in our industry when we completed the $4.7 billion acquisition of Hitachi Global Storage Technologies, now our HGST subsidiary. Consistent with regulatory requirements, we are operating WD and HGST as separate subsidiaries for at least two years.

Revenues grew by nearly one-third and earnings more than doubled from the prior year, extending Western Digital's 10-year record of compound annual revenue and earnings per share growth to 19% and 34%, respectively. Driving this track record is our constant focus on identifying and successfully addressing evolving market trends and delighting customers with innovative, high-quality and reliable products to address those trends.

We continued to produce robust cash flows in fiscal 2012 that further strengthened our financial condition. We invested $1.1 billion in research and development and $717 million in capital improvements to generate a continued flow of innovations and the facilities and equipment needed to produce them, as well as to fund our recovery of capacity impaired by the flooding.

REVENUE

Dollars in millions


$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$8,074
$7,453
$9,850
$9,526
$12,478
FY2008
FY2009
FY2010
FY2011
FY2012

Customer preference and satisfaction, continued long-term demand for storage and the acquisition of HGST in fiscal 2012 have led to a 55% increase in revenue from fiscal 2008.

EARNINGS PER SHARE


$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0
$3.84
$2.08
$5.93
$3.09
$6.58
FY2008
FY2009
FY2010
FY2011
FY2012

A highly efficient business model, agile operations and experienced management team underpin Western Digital's ability to deliver solid profitability.

A total of 16.4 million Western Digital common shares were repurchased during the fiscal year at a cost of $604 million under the plan approved by the Board of Directors. In May 2012, we announced an authorization to repurchase an additional $1.5 billion of our stock. In September 2012, we announced the declaration of a quarterly cash dividend of $.25 per share and the authorization of an additional $1.5 billion under our share repurchase program.

We also repaid a total of $585 million of assumed debt from the acquisition of HGST. At year's end, Western Digital's cash and cash equivalents totaled $3.2 billion.

Hard drive industry shipments slipped to 599 million units from the year-earlier 657 million, reflecting flood-related supply constraints, continued sluggish consumer spending and market shifts to devices such as smartphones and tablet computers. Our approximately 45% share in this market exiting fiscal 2012 indicates continued customer preference and satisfaction with our WD and HGST subsidiaries as reliable providers of high-quality storage solutions for local, cloud and networked environments.

It is already clear that customers understand and appreciate the respective strengths of our WD and HGST subsidiaries. In the months since HGST joined Western Digital, we have been able to confirm the robustness and predictability of HGST's business operations, processes and controls. Nevertheless, we see many opportunities for further improvement in the respective cost structures of both our HGST and WD subsidiaries as newer areal density platforms come into production and as the recovery from flood related matters concludes.

Storage continues to be critical to the mass of digital content being created and utilized in entertainment, in education, in commerce and in communication, and which is growing at a terrific rate. We believe the volume of petabytes stored will grow by about one-third annually to calendar year 2016. That growth, and the need to periodically refresh consumer and commercial information technology systems, gives us great encouragement about the future of the hard drive industry.

The industry's mobile markets continue to demand that our products be made smaller, thinner, lighter and quieter, with ever-greater performance, reliability and environmental acceptability — all at steadily reduced cost per unit of stored data. At the same time, the growth in data creation and usage is driving increasing demand for both high-capacity and high-performance drives in the personal, private and public cloud infrastructure, which feeds these mobile devices. These are challenges that fit the demonstrated capabilities of WD and HGST, both with decades-long experience and reputations as reliable, preferred suppliers of storage solutions.


NET CASH
Dollars in millions
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$595
$1,312
$2,334
$3,196
$1,023
FY2008
FY2009
FY2010
FY2011
FY2012

Net cash (cash and cash equivalents less debt) ended the year at $1.0 billion, down $2.2 billion from the end of fiscal 2011, as a result of debt entered into for the $4.7 billion acquisition of HGST.


CASH FLOW FROM OPERATIONS
Dollars in millions
$3,200
$2,800
$2,400
$2,000
$1,600
$1,200
$800
$400
$0
$1,399
$1,305
$1,942
$1,655
$3,067
FY2008
FY2009
FY2010
FY2011
FY2012

Strong profitability and disciplined balance sheet management produced robust cash flows from operations of $3.1 billion during fiscal 2012.


RESEARCH AND DEVELOPMENT SPENDING
Dollars in millions
$1,200
$1,000
$800
$600
$400
$200
$0
$464
$509
$611
$703
$1,055
FY2008
FY2009
FY2010
FY2011
FY2012

Research and development continues to increase as we invest in new products and innovative technology to meet customer needs.


CAPITAL EXPENDITURES
Dollars in millions
$800
$600
$400
$200
$0
$615
$519
$737
$778
$717
FY2008
FY2009
FY2010
FY2011
FY2012

Capital expenditures were $717 million during fiscal 2012 as Western Digital recovered from the Thailand flooding and continued to invest to support its future growth.

Enabled by a strong financial foundation, we aim to stay ahead of change by investing in the faster-growing market segments offering the greatest long-term promise. Our improved positions in traditional enterprise and solid-state drive segments, brought about by the addition of HGST operations, are examples of this initiative.

Today, having shaken off the effects of crippling natural disasters, our operations are back on stride and delivering outstanding financial results. Those results show the value of the sustained agility of our operations.

Our vision is to empower people to create, manage, experience and preserve digital content. In a world where digital content has become pervasive, persistent storage of meaningful personal information and memories is increasingly cherished. As the sheer volume of stored information and entertainment grows, ease of use in access and management is vital to the user experience and an area of significant opportunity. Western Digital today has a uniquely powerful combination of talent, experience and passion to continue to pioneer solutions in this growing and rewarding space.

It would be difficult to thank everyone responsible for our company's performance in fiscal 2012. But, heading the list must be our long-time WD and HGST customers, who provided their understanding and support; our trusted supply partners, who provided nimble responsiveness; and our Western Digital employees, who gave their commitment and energy in extraordinary measure. My thanks to all of you.

After thirty years at Western Digital I have made the decision to retire on January 2, 2013, the sixth anniversary of my appointment as CEO. Our President, Steve Milligan, will succeed me and also join the board at the time of my retirement. I am delighted to welcome Steve to the CEO position and know that, with his prior experience at Western Digital and with the great turnaround he led at HGST, he will provide the leadership required to take Western Digital onward to the next phase of our successful journey. Steve and I will be working together with the executive team over the next few months to ensure an orderly and effective leadership transition.

John F. Coyne
Chief Executive Officer
September 27, 2012



SHAREHOLDERS' EQUITY
Dollars in millions
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$2,696
$3,192
$4,709
$5,488
$7,669
FY2008
FY2009
FY2010
FY2011
FY2012

Western Digital's long-term, sustained profitability has resulted in $7.7 billion of shareholders' equity at the end of fiscal 2012.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 29, 2012

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-8703


WD
Western
Digital®

WESTERN DIGITAL CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware State or Other Jurisdiction of Incorporation or Organization	33-0956711 (I.R.S. Employer Identification No.)
3355 Michelson Drive, Suite 100 Irvine, California (Address of principal executive offices)	92612 (Zip Code)

Registrant's telephone number, including area code: (949) 672-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 Par Value Per Share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant on December 30, 2011, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $7.3 billion, based on the closing sale price as reported on the New York Stock Exchange.

As of the close of business on August 9, 2012, 247,262,090 shares of common stock, par value $.01 per share, were outstanding.

Documents Incorporated by Reference

Part III incorporates by reference certain information from the registrant's definitive proxy statement (the "Proxy Statement") for the 2012 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of the 2012 fiscal year. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part hereof.

WESTERN DIGITAL CORPORATION

INDEX TO ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended June 29, 2012

Our fiscal year ends on the Friday nearest to June 30 and typically consists of 52 weeks. Approximately every five years, we report a 53-week fiscal year to align our fiscal year with the foregoing policy. Fiscal year 2012, which ended on June 29, 2012, was comprised of 52 weeks. Fiscal years 2011 and 2010, which ended on July 1, 2011 and July 2, 2010, respectively, were each comprised of 52 weeks. Unless otherwise indicated, references herein to specific years and quarters are to our fiscal years and fiscal quarters, and references to financial information are on a consolidated basis. As used herein, the terms "we," "us," "our," the "Company," "WDC" and "Western Digital" refer to Western Digital Corporation and its subsidiaries.

WDC, a Delaware corporation, is the parent company of our storage business, which operates under two independent subsidiaries — WD and HGST. HGST was acquired by the Company in March 2012. For a further description of the acquisition of HGST in March 2012, see "Acquisition" in Item 7 of this Annual Report on Form 10-K.

Our principal executive offices are located at 3355 Michelson Drive, Suite 100, Irvine, California 92612. Our telephone number is (949) 672-7000 and our Web site is www.westerndigital.com. The information on our Web site is not incorporated in this Annual Report on Form 10-K.

Western Digital, WD, the WD logo, WD Black, WD Blue, WD Green, WD VelociRaptor, My Passport, My Book, WD Elements, WD GreenPower Technology, WD TV, WD Livewire, WD My Net, WD Red, SiliconDrive, CinemaStar, Deskstar, Endurastar, G-Technology, Touro, Travelstar, Ultrastar and X-Series are trademarks of Western Digital Technologies, Inc. and/or its affiliates. All other trademarks mentioned are the property of their respective owners.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "would," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecast," and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning:

- *expectations regarding industry demand and pricing in the September quarter and the ability of the industry to support this demand;*
- *expectations concerning the anticipated benefits of our acquisition of Viviti Technologies Ltd., until recently known as Hitachi Global Storage Technologies Holdings Pte. Ltd.;*
- *demand for hard drives and solid-state drives in the various markets and factors contributing to such demand;*
- *our plans to continue to develop new products and expand into new storage markets and into emerging economic markets;*
- *emergence of new storage markets for hard drives;*
- *emergence of competing storage technologies;*
- *our share repurchase plans;*
- *our stock price volatility;*
- *our belief regarding our compliance with environmental laws and regulations;*
- *our belief regarding component availability;*
- *expectations regarding the outcome of legal proceedings in which we are involved, including the outcome of our motion to vacate the award entered against us in our arbitration with Seagate Technology LLC and, if necessary, our appeal of the award;*
- *our beliefs regarding the adequacy of our tax provisions and the timing of future payments, if any, relating to the unrecognized tax benefits;*
- *contributions to our pension plans in fiscal 2013; and*
- *our beliefs regarding the sufficiency of our cash and cash equivalents to meet our working capital, capital expenditure and other cash needs.*

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. You are urged to carefully review the disclosures we make concerning risks and other factors that may affect our business and operating results, including those made in Part I, Item 1A of this Annual Report on Form 10-K, and any of those made in our other reports filed with the Securities and Exchange Commission (the "SEC"). You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

PART I

Item 1. *Business*

General

We are an industry-leading developer and manufacturer of storage products that enable people to create, manage, experience and preserve digital content. We design and make storage devices, networking equipment and home entertainment products under the WD, HGST and G-Technology brands. We serve each of the primary markets addressing storage opportunities — enterprise and cloud data centers, client, consumer electronics, backup, the internet and other emerging markets such as automotive and home and small office networking.

We operate our global business through two independent subsidiaries due to regulatory requirements — WD and HGST, both long-time innovators in the storage industry.

Our principal products today are hard drives that use one or more rotating magnetic disks ("magnetic media") to store and allow fast access to data. Hard drives are today's primary storage medium for digital content. Our hard drives are used in desktop and notebook computers, corporate and multiple types of data centers, home entertainment equipment and stand-alone consumer storage devices. Our other products include solid-state drives, home entertainment and networking products and software applications for smart phones and tablets.

We have achieved 10 years of consistent profitable growth, with revenues up 19% and earnings per share up 34% on a compounded annual growth rate basis.

We have one of the industry's largest patent portfolios with more than 6,000 active patents worldwide.

WD was founded in 1970 as a specialized semiconductor manufacturer and is headquartered in Irvine, California. Since entering the storage industry in 1988, WD has been a technology standard-setter in the industry's highest volume markets. Its reliable, high-performance hard drives and solid state drives are deployed in a wide range of computing, embedded systems and consumer electronics ("CE") applications, as well as in its own storage systems as the center of the connected home and in small business markets. WD also connects people with their content through WD branded network products, media players and software solutions.

HGST, known as Hitachi Global Storage Technologies before its acquisition by Western Digital in March, 2012, was founded in 2003 through the combination of the hard drive businesses of IBM, the inventor of the hard drive, and Hitachi, Ltd ("Hitachi"), and is headquartered in San Jose, California. HGST develops advanced hard drives, providing high value storage for a broad range of host systems in the enterprise, cloud, personal computing, CE markets; enterprise-class solid state drives and innovative external storage solutions used to store, preserve and manage the world's most valued data. For a further description of our acquisition of HGST in March 2012, see "Acquisition" in Item 7 of this Annual Report on Form 10-K.

The global market for digital data storage devices is growing, driven by several factors including:

- ***Proliferation of data.*** The proliferation of consumer electronics and computing devices is driving rapid growth in the creation, sharing and retention of high definition video, high resolution images, e-mail and large data files. Recognizing these trends, we believe that the annual growth of petabytes stored will be approximately 33% between calendar 2011 and calendar 2016.

- ***Evolution in data access and distribution.*** Increasing demand for data access and distribution anytime and anywhere, facilitated by rapidly improving network accessibility and higher bandwidth, is powering a dramatic increase in the need for data storage at both the local storage level and in the off-site, network-accessed or "cloud" level.

- ***Advancements in storage devices.*** Technological improvements in the capacity, size, performance, connectivity and power requirements of storage devices continue to meet the demand for higher density and higher performance storage.

- ***Rapid growth in consumers' use*** of mobile computing and storage and use of digital content in the home.

- ***Adoption of tiered storage architectures.*** With the significant increase in data storage demand, enterprises are adopting tiered storage architectures to improve storage performance and manage the costs of this growth. Tiered storage architecture optimizes data storage to the most appropriate storage device, driving increasing demand for high capacity and high performance hard drives, as well as flash-based solid state storage.

WD and HGST have strong and collaborative relationships with the full range of customers who are addressing these opportunities. These include personal computer ("PC") and Mac™ providers, storage subsystem suppliers, and Internet and social media infrastructure players. We sell our products to original equipment manufacturers ("OEMs"), distributors, resellers and consumers. WD has a strong brand and heritage with consumers with our WD Branded Products business; HGST enjoys the same with Mac™ users through our G-Technology branded products.

We believe we are at the forefront of helping our customers meet the evolving storage needs of end users. Examples of these efforts include low-profile hard drives to address the emerging thin and light Ultrabook™ PC market — our Connected Home innovations and our SSD drives for the high performance enterprise market. In addition, WD and HGST are both leading providers of enterprise-class hard drives that serve the fast-growing cloud computing market for storage.

Business Strategy

Our focused business strategy is to be an industry-leading developer and manufacturer of storage products that enable people to create, manage, experience and preserve digital content. We strive to achieve our business strategy through these elements:

- provide compelling, high quality storage products with effective technology deployment, high efficiency, flexibility and speed; and
- strategically align our investments in profitable and growing markets such as mobility and cloud computing.

We believe our strategy provides these benefits:

- distinguishes us in the dynamic and competitive storage industry;
- provides value to our suppliers, employees, customers and shareholders;
- allows us to achieve consistent financial performance, including strong returns on invested capital and cash flow generation; and
- provides continued diversification of our storage product portfolio and entry into additional growing adjacent markets.

Industry

Storage continues to be critical to the large amounts of digital content being created; we believe that the volume of petabytes stored will grow approximately 33% annually from calendar 2011 to calendar 2016.

The PC market, including notebook and desktop PCs, comprises the client market, the highest volume market for our products. In calendar 2011, the PC market represented 73% of our unit shipments.

Increasingly, data storage needs are being driven by mobile and cloud-based applications such as video, photography and audio on tablets, smart phones and other handheld devices. The growth in the number of computing users in the world is unabated, creating more usage and more digital content to be stored. Cloud computing applications are especially noteworthy given that they create multiple copies of photos, videos and other content to ensure efficient distribution and security.

We believe unit volumes in the hard drive industry were down 5% in calendar year 2011 from calendar 2010 as historic flooding in Thailand shuttered approximately 45% of the industry's assembly capacity and a majority of its supply chain between mid-October 2011 and February 2012. Each industry market was negatively affected by the flooding, with branded products suffering the greatest setbacks.

Enterprise

We believe shipments into the enterprise market of the storage industry increased 17% in calendar 2011 from calendar 2010. Enterprise storage devices consist of performance and capacity hard drives, as well as performance solid-state drives. All of these devices are used in multiple types of enterprise datacenters that provide storage for a range of cloud and corporate applications. Within datacenters, these drives are typically used in workstations, computer servers and storage systems.

Performance applications are essential to the operations of an enterprise and require the greatest capabilities and reliability in hard drives and solid-state drives. This class of drives is the most highly engineered product line in the storage industry. Cloud computing is the trend towards centralization of information storage and delivery of Internet-based services. Cloud computing delivers shared resources, software and information to users on demand on a multitude of devices, such as client PCs, tablets and smart phones. Most cloud computing models consist of services delivered through large data centers with enterprise-class servers. The infrastructure to support cloud computing storage needs is driving the demand for enterprise capacity hard drives and solid-state drives.

The enterprise market also consists of solid-state drives for use in embedded applications, such as network communications and industrial, medical, military and aerospace applications, all of which require high durability and long life cycles.

We believe that industry unit shipments of performance and capacity hard drives represented 53% and 44%, respectively, of enterprise hard drives shipped in calendar 2011. Increasingly, solid state drives are also being deployed in the performance drives of the enterprise market, representing 3% of the enterprise units shipped in calendar 2011.

Client: Desktop and Notebook PCs

Client storage devices consist of internal hard drives and solid-state drives for desktop and mobile PCs. We believe industry unit shipments of mobile hard drives into the client space declined 3% in calendar 2011 from calendar 2010, while volumes of desktop hard drives declined 13% in calendar 2011 from calendar 2010.

Desktop PCs are intended for regular use at single locations in homes and businesses, as well as in multi-user educational and government networks. Mobile PCs, primarily notebook computers, are used both in and away from homes and businesses. We believe that the demand for client computer hard drives and solid-state drives will grow primarily due to increasing demand in emerging countries, continued corporate refreshes, the proliferation of digital content and changing requirements for increasing performance, small size and low power consumption.

Mobile hard drives for notebook PCs, the industry's highest volume market, have traditionally been in a 2.5-inch form factor with a 9.5mm height. There is a trend toward thinner, lighter devices with extended battery life and low power consumption. To support this trend, the storage industry is developing smaller form factors, such as slimmer 2.5-inch hard drives and hybrid drives. A hybrid drive is a form of a hard drive that incorporates NAND flash technology in the caching function. Hybrid drives specifically designed for mobile computing will combine the power and performance of solid state drives with the capacity, affordability and availability attributes of hard drives.

Consumer Electronics

Hard drives for CE products are primarily used in digital video recorders ("DVRs"), game consoles and security video recording systems. We believe hard drive unit shipments into the CE market decreased 5% in calendar 2011 from calendar 2010.

DVRs offer greater consumer viewing flexibility and enhanced capabilities such as pausing live television, simplifying the process of recording and cataloging recorded television programs and quickly forwarding or returning to any section of a recorded television program. Game consoles enable users to save games, movies, music, pictures and other user generated content. We believe growth in the CE market will continue to create demand for higher capacity hard drives.

Branded Products

External storage devices supplement the storage space of PC systems for home and small office networks. They are ideally suited to back up data on internal drives because of their portability and security features. We believe hard drive shipments into the branded products market increased 5% in calendar 2011 from calendar 2010.

Media players connect to a user's television or home theater system and play digital movies, music and photos from an integrated hard drive, Universal Serial Bus ("USB") mass storage devices or content services accessed over the Internet. There is a growing need for consumers to play and view their personal stored digital content and premium content from the Internet on their television and home theater system consistent with the growing trend to digitize rich content and data.

Home networking is an emerging market in the branded products space as consumers seek to address overload problems resulting from the proliferation of devices simultaneously using home networks.

Other Market Opportunities

We regularly review opportunities to apply our knowledge of data storage technology to markets that we do not currently serve. Based on our significant investments, we believe we have the technology building blocks to increase our overall market penetration and be a full-line data storage solutions supplier. Consistent with our measured and deliberate approach to new market entries in the recent past, our approach to additional new markets will be based on a careful assessment of the risks, rewards, requirements and profit potential of such actions.

Products

We offer a broad line of storage devices. Our hard drives currently include 3.5-inch and 2.5-inch form factors, capacities ranging from 30 gigabytes ("GB") to 4 terabytes ("TB"), nominal rotation speeds up to 15,000 revolutions per minute ("RPM"), and interfaces such as Advanced Technology Attachment ("ATA") and Serial Attached SCSI (Small Computer System Interface) ("SAS"). In addition, we offer a family of hard drives specifically designed to consume substantially less power than standard drives, utilizing our WD GreenPower Technology™. Our solid-state drives currently include 2.5-inch, mSATA, MO-297 and CompactFlash form factors, capacities ranging from 128 MB to 400 GB, and interfaces such as SAS, Serial Advanced Technology Attachment ("SATA") and Parallel Advanced Technology Attachment ("PATA"). We also participate in the mobile computing market of smart phones and tablets with standalone Western Digital software applications such as WD Photos and WD2go for iOS, Android and Windows Phone platforms.

Enterprise Storage Products. Enterprise storage products consist of hard drives for performance enterprise and capacity enterprise, as well as solid-state drives for embedded applications. Our hard drive enterprise unit shipments were 16 million, 10 million and 9 million for 2012, 2011 and 2010, respectively. Our enterprise storage products include:

- HGST Ultrastar® capacity drives provide enterprise class reliability at the lowest cost per GB and are primarily for use in data storage systems, in tiered storage models and where data must be stored reliably for years and delivered across enterprise;
- HGST Ultrastar® performance drives are optimized for performance applications. Ultrastar® large form factor drives provide high performance, high capacity storage, primarily for data storage systems. Ultrastar® small form factor drives provide a range of capacity and performance levels primarily for use in enterprise servers, supporting high volume on-line transactions, data analysis and other enterprise applications. The Ultrastar® SSD400S is designed for the ultimate performance storage tier, with up to 400 GB of high performance, high endurance SLC NAND Flash;
- WD® RE family of hard drives is designed for capacity storage enterprise applications requiring high performance and high reliability;
- WD SiliconDrive® family of solid-state drives features fast read/write speeds in high capacities and is designed for embedded system OEM applications that require high performance and reliability with a long product life; and

- WD® XE (formerly WD S25) hard drives are designed for performance enterprise server and storage applications such as data centers and large data arrays.

Client: Desktop and Notebook PCs. Client compute products consist of hard drives and solid-state drives for desktop and mobile PCs. Our hard drive client compute unit shipments were 150 million, 151 million and 147 million for 2012, 2011 and 2010, respectively. Our client compute storage products include:

- HGST Deskstar®, WD Black™, WD Blue™ and WD Green™ hard drives are designed for use in desktop PCs requiring high performance, reliability and capacity with various attributes such as low cost per gigabytes, quiet acoustics, low power consumption and protection against shocks;

- HGST Travelstar®, WD Black™, WD Blue™ and WD Green™ hard drives are designed for use in mobile PCs requiring high performance, reliability and capacity with various ranges of performance and attributes such as low power consumption for extended battery life and cooler operation, quiet acoustics and protection against shocks;

- WD Red™ drives are an innovative line of SATA hard drives specifically designed for home and small office network attached storage ("NAS") systems and optimized for energy efficiency and reliability; and

- WD VelociRaptor® hard drives are designed for advanced single-user computing systems such as professional workstations for video editing and CAD/CAM (computer-aided design/computer-aided manufacturing) applications and high-end desktop PC applications including gaming, which require high performance and high reliability.

Consumer Electronics Products. Consumer electronic products are used in consumer electronics, such as DVRs, gaming consoles, set top boxes, camcorders and entertainment and navigation systems in automobiles. Our consumer electronics unit shipments were 17 million, 21 million and 17 million for 2012, 2011 and 2010, respectively. Our consumer electronics products include:

- HGST Cinemaster® drives are designed and optimized for video streaming applications, such as set-top-boxes, DVRs and surveillance. They are offered in both 2.5-inch and 3.5-inch form factors with a broad range of performance, acoustics and power consumption characteristics;

- HGST Endurastar® drives are optimized to provide reliable storage and features within the rigors of the automotive environment, including navigation, telematics, in-car entertainment and vehicle relational management;

- HGST iVDR® drives, or Versatile Device for removable usage, are large-capacity disk drive removable media, in both iVDR® (Nonsecure) and iVDRS® (Secure) formats. iVDR® drives are designed to provide a standard portable format with optional content protection for content such as movies, music and software across multiple platforms; and

- WD® AV drives deliver the characteristics CE manufacturers seek most, which are quiet operation, low operating temperature, low power consumption specifications, high reliability and optimized streaming capabilities.

Branded Products. Branded products consist of hard drives embedded into WD®-, HGST- and G-Technology-branded external storage appliances with capacities ranging from 500 GB to 12 TB and using interfaces such as USB 2.0, USB 3.0, external SATA, FireWire™ and Ethernet network connections. Certain branded products models include software that assists customers with backup, remote access and management of digital content. Branded products also include our home entertainment and networking products. Our branded products unit shipments were 18 million, 25 million and 21 million for 2012, 2011 and 2010, respectively. Our branded products include:

- G-Technology drives offer a variety of desktop and mobile models specifically designed for the creative professional with seamless integration into a Mac™ environment;

- HGST X-Series™ drives provide a high quality, reliable storage for backup and capacity expansion in both mobile and desktop form factors;

- WD My Passport® and WD Elements™ Portable family of storage appliances are designed for external portability weighing less than one-half of a pound;

- HGST Touro™ family of storage appliances are designed to keep digital content secure while providing portable storage for desktops and notebooks;
- WD My Book® and WD Elements™ Desktop family of storage appliances are designed to add external capacity to desktops, notebooks and DVRs and connect to networks to simplify storage for consumers;
- WD Sentinel™ is a complete network storage solution designed to meet the needs of small-to-medium sized businesses ("SMBs");
- WD TV® media players connect to a user's television or home theater system and play digital movies, music and photos from an integrated hard drive, network hard drives, any of our WD®-branded external hard drives, other USB mass storage devices or content services accessed over the Internet;
- WD Livewire™ enables consumers to use their existing electrical outlets to extend secure and reliable high-speed Internet connections throughout the home; and
- WD My Net™ is a family of wireless home networking products, designed specifically to accelerate movies, video and gaming, which delivers a premium high-definition entertainment experience. The My Net™ family debuts WD's exclusive FasTrack™ technology that instantly detects entertainment traffic on the network and prioritizes it for gaming consoles, media players, smart TVs, tablets, smart phones, computers and other Wi-Fi connected devices.

Research and Development

We devote substantial resources to the development of new products and the improvement of existing products. We focus our engineering efforts on coordinating our product design and manufacturing processes to bring our products to market in a cost-effective and timely manner. Research and development expenses totaled $1.1 billion, $703 million and $611 million in 2012, 2011 and 2010, respectively. For a discussion of risks related to our development of new products, see Item 1A of this Annual Report on Form 10-K.

Technology and Product Development

Hard Drives

Hard drives provide non-volatile data storage, which means that the data remains present when power is no longer applied to the device. The primary measures of hard drive performance include:

- Acoustics — sound power emitted during hard drive operation, commonly expressed in decibels, and perceived loudness due to sound pressure, commonly expressed in sones;
- Data transfer rate — sustained rate of data transfer to and from the disk, commonly expressed in gigabits per second. One gigabit equals one billion bits;
- Power consumption — which is the amount of electricity required to operate the drive, measured in watts;
- Seek time — time needed to position the heads over a selected track on the disk surface, commonly expressed in milliseconds;
- Spindle rotation speed — nominal rotation speed of the disks inside the hard drive, commonly expressed in RPM or latency. Spindle rotation speeds commonly stated as 5,400, 7,200 and 15,000 RPM are sometimes approximations; and
- Storage capacity — which is the amount of data that can be stored on the hard drive, commonly expressed in GB or TB. As defined in the storage industry, one GB equals one billion bytes and one TB equals one trillion bytes. A byte is a digital character, typically comprised of eight bits. A bit is a binary digit, the smallest unit of information in a digital system.

Industry-standard interfaces allow the drives to communicate with the host system. The primary interface for PCs is SATA and the primary interfaces for enterprise systems are SAS, Fibre Channel Arbitrated Loop and SATA.

The main components of the hard drive are a Head-Disk-Assembly ("HDA") and a Printed Circuit Board Assembly ("PCBA").

The HDA includes heads, magnetic media, head positioning mechanism ("actuator") and spindle motor. A rigid base and top cover contain these components in a contamination-controlled environment. One or more disks positioned around a motor-driven spindle hub that rotates the disks comprise the disk-pack assembly. The disk is made up of a smooth substrate on which thin layers of magnetic materials are deposited. The head stack assembly ("HSA") is comprised of a magnetic positioner and a pivot-arm module on which the individual heads, including suspension, are mounted. Each disk has a head suspended directly above it, which can read data from or write data to the spinning disk.

The PCBA includes both standard and custom integrated circuits, an interface connector to the host computer and a power connector. The integrated circuits on the printed circuit board typically include a power device that controls the motor and HSA positioner, and a System on Chip comprised of a drive interface, controller and recording channel. The drive interface receives instructions from the host computer, while the controller directs the flow of data to or from the disks and controls the heads. The location of data on each disk is logically maintained in concentric tracks divided into sectors. The host computer sends instructions to the controller to read data from or write data to the disks, based on logical track and sector locations. Guided by instructions from the controller, the HSA pivots in an arc across the disk until it reaches the selected track of a disk, where the data is recorded or retrieved.

The storage capacity of a hard drive is determined by the number of disks and each disk's areal density (track density multiplied by bit density), which is a measure of the amount of data that can be stored on the recording surface of the disk per unit area. Head and magnetic media technologies are two of the key components affecting areal density. As areal density increases, achieving a given drive capacity potentially reduces product costs over time through reduced component requirements. We are vertically integrated in these two most important technology components of hard drives (heads and magnetic media). We also invest considerable resources in research and development, manufacturing infrastructure and capital equipment of head and magnetic media components, in order to secure our competitive position and cost structure.

Solid-State Drives

Solid-state drives use semiconductor, non-volatile media, rather than magnetic media and magnetic heads, to store and allow fast access to data without any moving parts. The capacity of a solid-state drive is based on the total number of megabytes or GB of semiconductor media in the solid-state drive.

Our products generally leverage a common platform for various products within product families, and in some cases across product families, resulting in the commonality of components which reduces our exposure to changes in demand, facilitates inventory management and allows us to achieve lower costs through purchasing economies. This platform strategy also enables our customers to leverage their qualification efforts onto successive product models. For a discussion of risks related to technological innovations, see Item 1A of this Annual Report on Form 10-K.

Sales and Distribution

We maintain sales offices in selected parts of the world including the major geographies of the Americas, Asia Pacific, Europe and the Middle East. Our international sales, which include sales to foreign subsidiaries of United States ("U.S.") companies but do not include sales to U.S. subsidiaries of foreign companies, represented 81%, 83% and 81% of our net revenue for 2012, 2011 and 2010, respectively. Sales to international customers are subject to certain risks not normally encountered in domestic operations, including exposure to tariffs and various trade regulations. For a discussion regarding the risks related to sales to international customers, see Item 1A of this Annual Report on Form 10-K.

We perform our marketing and advertising functions internally and through outside firms utilizing both consumer media and trade publications targeting various reseller and end-user categories. We also maintain customer relationships through direct communication and providing information and support through our Web site. In accordance with standard storage industry practice, we provide distributors and retailers with limited price protection and programs under which we reimburse certain marketing expenditures. We also provide distributors, resellers and OEMs with other sales incentive programs.

Original Equipment Manufacturers. OEMs, including large-scale datacenter operators, purchase our products, either directly or through a contract manufacturer such as an original design manufacturer ("ODM"), and assemble them into the devices they build. OEMs typically seek to qualify two or more providers for each generation of products and generally will purchase products from those vendors for the life of that product. Many of our OEM customers utilize just-in-time inventory management processes or supply chain business models that allow for "build-to-order," in which they do not build until there is a firm order. For certain OEMs, we maintain a base stock of finished goods inventory in facilities located near or adjacent to the OEM's operations. We believe that our success depends on our ability to maintain and improve our strong relationships with the leading OEMs.

Distributors. We use a broad group of distributors to sell our products to non-direct customers such as small computer and CE manufacturers, dealers, systems integrators, online retailers and other resellers. Distributors generally enter into non-exclusive agreements with us for the purchase and redistribution of our products in specific territories.

Retailers. We sell our branded products directly to a select group of major retailers such as computer superstores, warehouse clubs, online retailers, and computer electronics stores, and authorize sales through distributors to smaller retailers. The retail channel complements our other sales channels while helping to build brand awareness for us and our products. We also sell our branded products through our Web site.

For 2012, sales to Hewlett Packard Company accounted for 11% of our net revenue. For 2011 and 2010, no single customer accounted for 10% or more of our net revenue. For a discussion of risks related to our customers, refer to Item 1A of this Annual Report on Form 10-K. For additional information regarding revenue recognition, sales by geographic region and major customer information, see Part II, Item 8, Notes 1 and 6 in the Notes to Consolidated Financial Statements, included in this Annual Report on Form 10-K.

Competition

We compete with manufacturers of hard drives for client compute, client non-compute and enterprise applications, as well as manufacturers of solid-state drives. Competition in the hard drive market consists of five brands: HGST, Samsung, Seagate, Toshiba and WD. In solid-state products we compete with a wide range of manufacturers, from small startup companies to multinational corporations, including Micron Technology, Inc., Samsung Electronics Co. Ltd., Seagate Technology LLC, STEC, Inc. and Toshiba Corporation.

The storage industry is intensely competitive with hard drive and solid-state suppliers competing for sales to a limited number of major customers. Hard drives are highly substitutable due to the industry mandate of technical form, fit and function standards and we believe there are no substantial barriers for existing competitors to offer competing products. Hard drive manufacturers compete on the basis of product quality and reliability, storage capacity, unit price, product performance, production volume capabilities, delivery capability, leadership in time-to-market, time-to-volume and time-to-quality, service and support and ease of doing business. The relative importance of these factors varies by customer and market and we believe that we are generally competitive in all of these factors. Semiconductor media competes with hard drives along a range of product attributes. In particular, semiconductor media currently offers attractive functionality in consumer handheld applications requiring smaller form factors, lower power and less storage capacity, such as smart phones and tablets. Semiconductor media offers greater performance than hard drives in some storage applications. Advances in magnetic, optical or other data storage technologies could also result in competitive products for storing digital content with better performance or lower cost per unit of capacity than our products. We monitor the advantages, disadvantages and advances of the full array of storage technologies on an ongoing basis.

We differentiate ourselves by focusing on operational excellence, high product quality and reliability, and designing and incorporating desirable product performance attributes into our storage devices. We also differentiate ourselves by emphasizing non-product related attributes such as availability and rapid response to our customers, which requires accelerated design cycles, customer delivery, production flexibility and timely service and support. We believe that trust in a manufacturer's reputation, its execution track record and the establishment of strategic relationships have become important factors in the selection of a storage device, particularly in a rapidly changing technology environment.

Seasonality

We have historically experienced seasonal fluctuations in our business with higher levels of demand in the first and second quarters of our fiscal year. This seasonality is a result of consumer spending at the beginning of the school year and during the holiday season. Seasonality can also be impacted by the growth in emerging markets and macro-economic conditions. For a discussion of risks related to seasonality in our business, see Item 1A of this Annual Report on Form 10-K.

Service and Warranty

We generally warrant our newly manufactured products against defects in materials and workmanship from one to five years from the date of manufacture depending on the type of product. Our warranty obligation is generally limited to repair or replacement. We have engaged third parties in various countries in multiple regions to provide various levels of testing, processing and/or recertification of returned products for our customers. For a further discussion of our service and warranty policy, see Part II, Item 8, Note 1 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Manufacturing

We believe that we have significant know-how, unique product manufacturing processes, test and tooling, execution skills and human resources to continue to be successful and be able to grow, as necessary, our manufacturing operations. We strive to maintain manufacturing flexibility, high manufacturing yields, reliable products, and high-quality components. The critical elements of our hard drive production are high volume and utilization, low cost assembly and testing, and maintaining close relationships with our strategic component suppliers to access best-of-class technology and manufacturing quality.

Hard drive manufacturing is a complex process involving the production and assembly of precision components with narrow tolerances and thorough testing. The assembly process occurs in a "clean room" environment that demands skill in process engineering and efficient space utilization to control the operating costs of this manufacturing environment. Our clean room manufacturing process consists of modular production units, each of which contains a number of work cells.

We continually evaluate our manufacturing processes in an effort to increase productivity, sustain and improve quality and decrease manufacturing costs. We continually evaluate which steps in the manufacturing process would benefit from automation and how automated manufacturing processes can improve productivity and reduce manufacturing costs. For our non-hard drive products, we leverage the efficiencies of contract manufacturers when strategically advantageous. For a discussion of risks related to manufacturing, see Item 1A of this Annual Report on Form 10-K.

Materials and Supplies

We use a number of components, equipment, goods and services in the manufacturing of our products. The key components of our hard drives are: magnetic heads; magnetic media; suspensions with related head gimbal assemblies ("HGAs") and HSAs; spindle motors; custom and standard electronics such as system-on-chip, magnetic media, motor controllers, pre-amps and printed circuit boards; base and top covers; and magnets and related voice coil motors.

We design and manufacture a substantial portion of the heads and magnetic media required for our hard drives. We acquire all of the remaining components for our products from third party suppliers. The major components used in the manufacture of our solid-state drives (the semiconductor media and system-on-chip) and in our media players (the controller) are also acquired from third party suppliers. We believe that our sourcing strategy currently enables us to have the business flexibility needed to select the highest quality, low cost of ownership suppliers as product designs and technologies evolve.

We generally retain multiple suppliers for each of our component requirements but in some instances use sole sources for business reasons. Currently, we believe that there are no major issues with component availability. For a discussion of risks related to our component supplies, see Item 1A of this Annual Report on Form 10-K.

Backlog

A substantial portion of our orders are generally for shipments within 30 to 60 days of the placement of the order. Customers' purchase orders typically may be canceled with relatively short notice to us, with little or no cost to the customer, or modified by customers to provide for delivery at a later date. In addition, for many of our OEMs utilizing just-in-time inventory, we do not generally require firm order commitments and instead, receive a periodic forecast of requirements. Therefore, backlog information as of the end of a particular period is not necessarily indicative of future levels of our revenue and profit and may not be comparable to prior periods.

Patents, Licenses and Proprietary Information

We own numerous patents and have many patent applications in process. We believe that, although our patents and patent applications have considerable value, the successful manufacturing and marketing of our products depends primarily upon the technical and managerial competence of our staff. Accordingly, the patents held and applied for do not ensure our future success.

In addition to patent protection of certain intellectual property rights, we consider elements of our product designs and processes to be proprietary and confidential. We believe that our non-patented intellectual property, particularly some of our process technology, is an important factor in our success. We rely upon non-disclosure agreements and contractual provisions and a system of internal safeguards to protect our proprietary information. Despite these safeguards, there is a risk that competitors may obtain and use such information. The laws of foreign jurisdictions in which we conduct business may provide less protection for confidential information than the U.S.

We rely on certain technology that we license from other parties to manufacture and sell our products. We believe that we have adequate cross-licenses and other agreements in place in addition to our own intellectual property portfolio to compete successfully in the storage industry. For discussion of risks related to our ownership and use of intellectual property, see Item 1A of this Annual Report on Form 10-K.

Environmental Regulation

We are subject to a variety of U.S. and foreign laws and regulations in connection with our operations and relating to the protection of the environment, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances, and the cleanup of contaminated sites. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution. These permits are subject to modification, renewal and revocation by issuing authorities. We believe that we have obtained or are in the process of obtaining all necessary environmental permits for our operations.

We have established environmental management systems and continually update our environmental policies and standard operating procedures for our operations worldwide. We believe that our operations are in material compliance with applicable environmental laws, regulations and permits. We budget for operating and capital costs on an ongoing basis to comply with environmental laws.

Our properties have in some cases been operated for many years and may contain soil or groundwater contamination. In certain of our facilities we are undertaking voluntary monitoring of soil and groundwater. Based on available information, including our voluntary monitoring activities, we do not believe that we have a current affirmative legal obligation for any remedial action.

For a discussion of risks related to environmental regulation, see Item 1A of this Annual Report on Form 10-K.

Employees

As of June 29, 2012, we employed a total of 103,111 employees worldwide, excluding temporary employees and contractors. Many of our employees are highly skilled, and our continued success depends in part upon our ability to attract and retain such employees. Accordingly, we offer employee benefit programs which we believe are, in the aggregate, competitive with those offered by our competitors.

While the substantial majority of our employees are not party to a collective bargaining agreement, a majority of our employees in Japan are subject to a collective bargaining agreement with the Hitachi Worker Union. In addition, each of our three manufacturing subsidiaries in China has its own labor union of which many of each subsidiary's direct employees are members. However, none of our Chinese subsidiaries is currently subject to collective bargaining agreements with these labor unions. While we have had minor disputes with employees in China in the past, we consider our employee relations to be good. For a discussion of risks related to our skilled employees, see Item 1A of this Annual Report on Form 10-K.

Available Information

We maintain an Internet Web site at www.westerndigital.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available on our Web site at www.westerndigital.com, free of charge, as soon as reasonably practicable after the electronic filing of these reports with, or furnishing of these reports to, the SEC. Any materials we file with the SEC are available at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Additional information about the operation of the Public Reference Room can also be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us.

Executive Officers of the Registrant

Listed below are all of our executive officers, followed by a brief account of their business experience during the past five years. Executive officers are normally appointed annually by the Board of Directors at a meeting of the directors immediately following the Annual Meeting of Stockholders. There are no family relationships among these officers nor any arrangements or understandings between any officer and any other person pursuant to which an officer was selected.

Name	Age	Position
John F. Coyne	62	Chief Executive Officer, WDC
Stephen D. Milligan	49	President, WDC
Timothy M. Leyden	60	President, WD Subsidiary
Michael D. Cordano	48	President, HGST Subsidiary
Wolfgang U. Nickl	43	Executive Vice President and Chief Financial Officer, WDC

Mr. Coyne, 62, has been a director since October 2006. He joined us in 1983 and has served in various executive capacities. From November 2002 until June 2005, Mr. Coyne served as Senior Vice President, Worldwide Operations, from June 2005 until November 2005, he served as Executive Vice President, Worldwide Operations, and from November 2005 until June 2006, he served as Executive Vice President and Chief Operations Officer. Effective June 2006, he was named President and Chief Operating Officer. In January 2007, he became President and Chief Executive Officer. Effective March 8, 2012, in connection with our acquisition of HGST and our employment of Mr. Milligan as President of WDC, Mr. Coyne now serves as Chief Executive Officer of WDC. Mr. Coyne is currently a director of Jacobs Engineering Group Inc.

Mr. Milligan, 49, re-joined us in March 2012 as President of WDC as a result of the acquisition of HGST. He served as HGST's President from March 2009 to December 2009 and as its President and Chief Executive Officer from December 2009 until our acquisition of HGST in March 2012. From September 2007 to October 2009, Mr. Milligan served as HGST's Chief Financial Officer. From January 2004 to September 2007, Mr. Milligan served as our Chief Financial Officer and from September 2002 to January 2004, Mr. Milligan served as our Senior Vice President, Finance. From April 1997 to September 2002, Mr. Milligan held various financial and accounting roles of increasing responsibility at Dell Inc. ("Dell"). Prior to joining Dell, Mr. Milligan was employed at Price Waterhouse for 12 years, most recently as Senior Manager.

Mr. Leyden, 60, re-joined us in May 2007 and was appointed to the position of President of our WD subsidiary on July 25, 2012. Prior to serving as President of the WD subsidiary, Mr. Leyden served as Chief Operating Officer from August 2010 to July 2012, Executive Vice President and Chief Financial Officer from September 2007 to August 2010, and Executive Vice President, Finance from May 2007 to September 2007. From December 2001 to May 2007, Mr. Leyden served in senior finance capacities at Sage Software Inc. and Sage Software of California, subsidiaries of Sage Group PLC, a U.K. public company that supplies accounting and business management software to small and medium-sized businesses, including as Vice President, Finance and Chief Financial Officer from December 2001 to May 2004 and as Senior Vice President, Finance and Chief Financial Officer from May 2004 to May 2007. Mr. Leyden previously served in various worldwide finance, manufacturing and information technology capacities with us from 1983 to December 2000.

Mr. Cordano, 48, joined us on March 8, 2012 in connection with our acquisition of HGST. Mr. Cordano was appointed President of our HGST subsidiary on July 25, 2012. Prior to that, Mr. Cordano served as HGST's Executive Vice President, Sales & Marketing, and President, Branded Business, since April 2009. From February 2005 to April 2009, Mr. Cordano served as Chief Executive Officer and co-founder of Fabrik, Inc., which was acquired by HGST in April 2009. From 1994 to February 2005, Mr. Cordano served in various roles of increasing responsibility at Maxtor Corporation, including as the Executive Vice President of Worldwide Sales and Marketing from April 2001 until February 2005, where he formed and managed the Branded Products Business Unit.

Mr. Nickl, 43, was promoted to Executive Vice President and Chief Financial Officer of WDC in August 2012. Mr. Nickl had previously served as the Company's Senior Vice President and Chief Financial Officer from August 2010 to August 2012 and Vice President, Finance from October 2005 to August 2010. Prior to that, Mr. Nickl served as Vice President, Worldwide Business Operations from May 2005 to October 2005, and as Executive Director, Worldwide Business Operations from July 2003 to May 2005.

Item 1A. *Risk Factors*

The 2011 severe flooding in Thailand, which inundated our Thailand manufacturing facilities and resulted in the temporary suspension of all production in those facilities, has affected, and will continue to affect, our near-term business, results of operations and financial condition.

As previously disclosed, the 2011 severe flooding in Thailand resulted in the temporary suspension of production in all of our Thailand manufacturing facilities. While production has resumed in our Thailand facilities, material risks and uncertainties as a result of flooding remain, including the following:

- *Under-Absorption of Assets.* Our hard disk drive production capacity has reached a point where we can adequately meet anticipated customer demand; however, industry demand has not returned to pre-flood levels. In addition, we lost market share as a result of the flooding due to the impact on our manufacturing capabilities relative to that of our competitors and due to certain of our competitors entering into long-term purchase agreements with customers. If industry demand does not return to pre-flood levels, or if we are not able to regain market share, our costs will be impacted negatively by significant under-absorption of our assets and infrastructure and our business and results of operations will be adversely affected.

- *Component Costs.* Due to component supply constraints as a result of the flooding, the cost of certain component materials has increased and may continue to increase. During the flooding we entered into certain volume commitment agreements with certain of our component suppliers, and since the flooding we and our suppliers have taken certain steps to diversify the geographical footprint of our supplier manufacturing base, each of which has resulted and may continue to result in the cost of certain components increasing over pre-flood levels. An increase in the cost of component materials that cannot be recovered through increased pricing could adversely affect our operating results.

- *Restored Equipment.* The equipment we use is highly sophisticated and complex. We have attempted to repair or refurbish certain equipment damaged in the flooding; however, the remaining useful life of, and costs associated with maintaining, such equipment is uncertain. If repaired or refurbished equipment does not last as long as planned, we may be required to increase capital expenditures to replace such equipment, which could adversely affect our financial condition and results of operations.

- *Insurance.* We maintain insurance coverage that provides property and business interruption coverage in the event of losses arising from flooding. The claim process is in its early stages and we are unable to predict how much of our losses will be covered by insurance. It is reasonably possible that the final losses that we incur in connection with the flood damage and our business interruption will exceed the limits of our insurance policies. We also cannot estimate the timing of the proceeds we will ultimately receive under our insurance policies, and there may be a substantial delay between our incurrence of losses and our recovery under our insurance policies.

- *New Product Development.* The flooding of our Thailand facilities and suspension of operations delayed or adversely impacted our development and introduction of new products and technologies. If our competitors are able to gain an advantage in implementing new technologies and introducing new products, it may reduce our sales and adversely affect our results of operations.

In connection with obtaining the regulatory approvals required to complete our acquisition of HGST, we agreed to divest certain assets to Toshiba, and the completion of the divestiture is subject to risks and uncertainties, and our business will be adversely affected in the event we fail to successfully execute the divestiture on a timely basis or at all.

In connection with obtaining the regulatory approvals required to complete our acquisition of HGST, we agreed, subject to review by regulatory agencies in certain jurisdictions, to divest certain assets to Toshiba that will expand Toshiba's capacity to manufacture 3.5-inch hard drives for the desktop, consumer electronics and near-line (business critical) applications. While this divestiture transaction closed in May 2012, certain steps remain before we will have successfully completed the transfer of the divested assets to Toshiba as provided in the purchase agreement. There is no guarantee that we will complete the divestiture to Toshiba on a timely basis or at all. If we are not able to complete the divestiture on a timely basis or at all, the jurisdictions that conditioned their approval of the HGST acquisition on the divestiture could impose certain obligations on us, including a requirement that we divest the assets subject to the Toshiba divestiture (or other assets) to another purchaser, which could adversely affect our business, financial condition and results of operations.

If we fail to realize the anticipated benefits from our acquisition of HGST on a timely basis, or at all, our business and financial condition may be adversely affected.

In connection with obtaining the regulatory approvals required to complete the acquisition of HGST, we agreed to certain conditions required by the Chinese Ministry of Commerce ("MOFCOM"), including adopting measures to keep HGST as an independent competitor until MOFCOM agrees otherwise (with the minimum period being two years). We are working closely with MOFCOM to finalize an operations plan that is expected to outline in more detail the conditions of the competitive requirement. Compliance with these measures limits our ability to integrate HGST's business with our business, and we do not expect to achieve significant operating expense synergies while the conditions remain in place, cause delays or uncertainties in making decisions about the combined business, and result in significant costs (including additional capital expenditures relative to our competitors as a result of maintaining separate research and development functions) or require changes in business practices, each of which could negatively impact our business, financial condition and results of operations. In the event we fail to comply with these measures, the time during which we are required to comply with the condition could be extended and we could be subject to other conditions or penalties that could adversely affect the business.

In addition to the requirement to maintain HGST as an independent competitor, we may also fail to realize the anticipated benefits from our acquisition of HGST on a timely basis, or at all, for a variety of other reasons, including the following:

- difficulties entering new markets or manufacturing in new geographies where we have no or limited direct prior experience;

- failure to identify or assess the magnitude of certain liabilities we are assuming in the acquisition, which could result in unexpected litigation or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes due, a loss of anticipated tax benefits or other adverse effects on our business, operating results or financial condition;

- failure to realize the anticipated increase in our revenues due to the acquisition if customers adjust their purchasing decisions and allocate more market share to our competitors;

- failure to successfully manage relationships with our supplier and customer base;
- difficulties, when allowed, integrating and harmonizing business systems; and
- the loss of key employees.

If we are not able to successfully manage these issues, the anticipated benefits and efficiencies of the HGST acquisition may not be realized fully or at all, or may take longer to realize than expected, and our ability to compete, our revenue and gross margins and our results of operations may be adversely affected.

The acquisition of HGST may result in significant restructuring charges that could adversely affect the financial results of the combined company.

The financial results of the combined company may be adversely affected by cash expenses and non-cash accounting charges incurred in connection with the combination. The amount and timing of these possible charges are not yet known. The price of our common stock following the acquisition could decline to the extent the combined company's financial results are materially affected by these charges.

The financing of the HGST acquisition may have an adverse impact on our liquidity, limit our flexibility in responding to other business opportunities and increase our vulnerability to adverse economic and industry conditions.

Our acquisition of HGST was financed by a combination of the issuance of additional shares of our common stock, the use of a significant amount of our cash on hand and the incurrence of a significant amount of indebtedness. The use of cash on hand and indebtedness to finance the acquisition reduced our liquidity and could cause us to place more reliance on cash flow from operations to pay principal and interest on our debt, thereby reducing the availability of our cash flow for operations and development activities. The credit agreement we entered into with respect to the indebtedness we incurred to finance the acquisition contains restrictive covenants, including financial covenants requiring us to maintain specified financial ratios. Our ability to meet these restrictive covenants can be affected by events beyond our control. The indebtedness and these restrictive covenants will also have the effect, among other things, of impairing our ability to obtain additional financing, if needed, limiting our flexibility in the conduct of our business and making us more vulnerable to economic downturns and adverse competitive and industry conditions. In addition, a breach of the restrictive covenants could result in an event of default under the credit agreement, which, if not cured or waived, could result in the indebtedness becoming immediately due and payable and could have a material adverse effect on our business, financial condition or operating results.

Adverse global economic conditions and credit market uncertainty could harm our business, results of operations and financial condition.

Adverse global economic conditions and uncertain conditions in the credit market have had, and in the future could have, a significant adverse effect on our company and on the storage industry as a whole. Some of the risks and uncertainties we face as a result of these global economic and credit market conditions include the following:

- *Volatile Demand.* Negative or uncertain global economic conditions could cause many of our direct and indirect customers to delay or reduce their purchases of our products and systems containing our products. In addition, many of our customers rely on credit financing to purchase our products. If negative conditions in the global credit markets prevent our customers' access to credit, product orders may decrease, which could result in lower revenue. Likewise, if our suppliers, sub-suppliers and sub-contractors (collectively referred to as "suppliers") face challenges in obtaining credit, in selling their products or otherwise in operating their businesses, they may be unable to offer the materials we use to manufacture our products. These actions could result in reductions in our revenue and increased operating costs, which could adversely affect our business, results of operations and financial condition.
- *Restructuring Activities.* If demand slows significantly as a result of a deterioration in economic conditions or otherwise, we may need to execute restructuring activities to realign our cost structure with softening demand. The occurrence of restructuring activities could result in impairment charges and other expenses, which could adversely impact our results of operations or financial condition.

- *Credit Volatility and Loss of Receivables.* We extend credit and payment terms to some of our customers. In addition to ongoing credit evaluations of our customers' financial condition, we traditionally seek to mitigate our credit risk by purchasing credit insurance on certain of our accounts receivable balances. As a result of the continued uncertainty and volatility in global economic conditions, however, we may find it increasingly difficult to be able to insure these accounts receivable. We could suffer significant losses if a customer whose accounts receivable we have not insured, or have underinsured, fails and is unable to pay us. Additionally, negative or uncertain global economic conditions increase the risk that if a customer whose accounts receivable we have insured fails, the financial condition of the insurance carrier for such customer account may have also deteriorated such that it cannot cover our loss. A significant loss of an accounts receivable that we cannot recover through credit insurance would have a negative impact on our financial results.
- *Impairment Charges.* Negative or uncertain global economic conditions could result in circumstances, such as a sustained decline in our stock price and market capitalization or a decrease in our forecasted cash flows such that they are insufficient, indicating that the carrying value of our long-lived assets or goodwill may be impaired. If we are required to record a significant charge to earnings in our consolidated financial statements because an impairment of our long-lived assets or goodwill is determined, our results of operations will be adversely affected.

We participate in a highly competitive industry that is subject to the risk of declining average selling prices ("ASPs"), volatile gross margins and significant shifts in market share, all of which could adversely affect our operating results.

Demand for our hard drives depends in large part on the demand for systems manufactured by our customers and on storage upgrades to existing systems. The demand for systems has been volatile in the past and often has had an exaggerated effect on the demand for hard drives in any given period. As a result, the hard drive market has experienced periods of excess capacity, which can lead to liquidation of excess inventories and more intense price competition. If more intense price competition occurs, we may be forced to lower prices sooner and more than expected, which could adversely impact revenue and gross margins. Our ASPs and gross margins also tend to decline when there is a shift in the mix of product sales, and sales of lower priced products increase relative to those of higher priced products. In addition, rapid technological changes often reduce the volume and profitability of sales of existing products and increase the risk of inventory obsolescence. These factors, along with others, may result in significant shifts in market share among the industry's major participants.

Our failure to accurately forecast market and customer demand for our products, or to quickly adjust to forecast changes, could adversely affect our business and financial results or operating efficiencies.

The data storage industry faces difficulties in accurately forecasting market and customer demand for its products. The variety and volume of products we manufacture is based in part on these forecasts. Accurately forecasting demand has become increasingly difficult for us, our customers and our suppliers in light of the volatility in global economic conditions, a recent shift from air to ocean freight in response to increased transportation costs, which requires additional lead times, and industry consolidation, which has resulted in less availability of historical market data for certain product segments. In addition, because hard drives are designed to be largely interchangeable with competitors' products, our demand forecasts may be impacted significantly by the strategic actions of our competitors. As forecasting demand becomes more difficult, the risk that our forecasts are not in line with demand increases. If our forecasts exceed actual market demand, then we could experience periods of product oversupply and price decreases, which could impact our financial performance. If market demand increases significantly beyond our forecasts or beyond our ability to add manufacturing capacity, then we may not be able to satisfy customer product needs, which could result in a loss of market share if our competitors are able to meet customer demands.

We experience significant sales seasonality and cyclicality, which could cause our operating results to fluctuate.

Sales of computer systems, storage subsystems and consumer electronics tend to be seasonal and cyclical, and therefore we expect to continue to experience seasonality and cyclicality in our business as we respond to variations in our customers' demand for hard drives. In the desktop, mobile, CE and retail markets, seasonality historically has been partially attributable to the increase in sales of PCs and CE devices during the back-to-school and winter holiday seasons. In the enterprise market our sales are typically seasonal because of the capital budgeting and purchasing cycles of our end users. However, changes in seasonal and cyclical patterns have made it, and could continue to make it, more difficult for us to forecast demand, especially as a result of the Thailand flooding and the current macroeconomic environment. Changes in the product or channel mix of our business can also impact seasonal and cyclical patterns, adding complexity in forecasting demand. Seasonality and cyclicality also may lead to higher volatility in our stock price. It is difficult for us to evaluate the degree to which seasonality and cyclicality may affect our stock price or business in future periods because of the rate and unpredictability of product transitions and new product introductions and macroeconomic conditions.

Our customers' demand for storage may not continue to grow at current industry estimates, which may lower the prices our customers are willing to pay for our products or put us at a disadvantage to competing technologies.

Our customers' demand for storage may not continue to grow at current industry estimates as a result of:

- *Mobile Devices.* There has been a recent rapid growth in CE devices that do not contain a hard drive such as tablet computers and smart phones. While tablet computers and smart phones provide many of the same capabilities as PCs, the extent to which they will displace or materially affect the demand for PCs is uncertain. If device-makers are successful in achieving customer acceptance of these devices as a replacement for traditional computing applications that contain hard drives, or if we are not successful in adapting our product offerings to include alternative storage solutions that address these devices, demand for our products may decrease.
- *Cloud Computing.* Consumers traditionally have stored their data on their PC, often supplemented with personal external storage devices. Most businesses also include similar local storage as a primary or secondary storage location. This storage is typically provided by hard disk drives. Recently, cloud computing has emerged whereby applications and data are hosted, accessed and processed through a third-party provider over a broadband Internet connection, potentially reducing or eliminating the need for, among other things, significant storage inside the accessing computer. This trend could cause the market for disk drives in computers to decline over time, which could harm our business to the extent this decline is not offset by the sale of our products to customers who provide cloud computing services.

Demand for our products also could be negatively impacted by developments in the regulation and enforcement of digital rights management, the emergence of processes such as data deduplication and storage virtualization, economic conditions, and the rate of increase in areal density exceeding the increase in our customers' demand for storage. These factors could lead to our customers' storage needs being satisfied at lower prices with lower capacity hard drives or solid-state storage products that we do not offer, thereby decreasing our revenue or putting us at a disadvantage to competing storage technologies. As a result, even with increasing aggregate demand for storage, if we fail to anticipate or timely respond to these developments in the demand for storage, our ASPs could decline, which could adversely affect our operating results.

Selling to the retail market is an important part of our business, and if we fail to maintain and grow our market share or gain market acceptance of our branded products, our operating results could suffer.

Selling branded products is an important part of our business, and as our branded products revenue increases as a portion of our overall revenue, our success in the retail market becomes increasingly important to our operating results. Our success in the retail market depends in large part on our ability to maintain our brand image and corporate reputation and to expand into and gain market acceptance of our products in multiple channels, including the e-tail channel. Adverse publicity, whether or not justified, or allegations of product or service quality issues, even if false or unfounded, could tarnish our reputation and cause our customers to choose products offered by our competitors. In addition, the proliferation of new methods of mass communication facilitated by the Internet makes it easier for false or unfounded allegations to adversely affect our brand image and reputation. If customers no longer maintain a preference for WD®- or HGST™-brand products, our operating results may be adversely affected.

Sales in the distribution channel are important to our business, and if we fail to respond to demand changes in distribution markets or if distribution markets for hard drives weaken, our operating results could suffer.

Our distribution customers typically sell to small computer manufacturers, dealers, systems integrators and other resellers. We face significant competition in this channel as a result of limited product qualification programs and a significant focus on price and availability of product. In addition, the PC market is experiencing a shift to notebook and other mobile devices and, as a result, more computing devices are being delivered to the market as complete systems, which could weaken the distribution market. If we fail to respond to changes in demand in the distribution market, our operating results could suffer. Additionally, if the distribution market weakens as a result of a slowing PC growth rate, technology transitions or a significant change in consumer buying preference, or if we experience significant price declines due to demand changes in the distribution channel, then our operating results would be adversely affected.

Loss of market share with or by a key customer, or consolidation among our customer base, could harm our operating results.

During the year ended June 29, 2012, 50% of our revenue came from sales to our top 10 customers. These customers have a variety of suppliers to choose from and therefore can make substantial demands on us, including demands on product pricing and on contractual terms, which often results in the allocation of risk to us as the supplier. Our ability to maintain strong relationships with our principal customers is essential to our future performance. If we lose a key customer, if any of our key customers reduce their orders of our products or require us to reduce our prices before we are able to reduce costs, if a customer is acquired by one of our competitors or if a key customer suffers financial hardship, our operating results would likely be harmed.

Additionally, if there is consolidation among our customer base, our customers may be able to command increased leverage in negotiating prices and other terms of sale, which could adversely affect our profitability. In addition, if, as a result of increased leverage, customer pressures require us to reduce our pricing such that our gross margins are diminished, we could decide not to sell our products to a particular customer, which could result in a decrease in our revenue. Consolidation among our customer base may also lead to reduced demand for our products, replacement of our products by the combined entity with those of our competitors and cancellations of orders, each of which could harm our operating results.

Our entry into additional markets increases the complexity of our business, and if we are unable to successfully adapt our business processes as required by these new markets, we will be at a competitive disadvantage and our ability to grow will be adversely affected.

As we expand our product line to sell into additional markets, the overall complexity of our business increases at an accelerated rate and we become subject to different market dynamics. The new markets into which we are expanding, or may expand, may have different characteristics from the markets in which we currently exist. These different characteristics may include, among other things, demand volume requirements, demand seasonality, product generation development rates, customer concentrations, warranty and product return policies and performance and compatibility requirements. Our failure to make the necessary adaptations to our business model to address these different characteristics, complexities and new market dynamics could adversely affect our operating results.

Expansion into new hard drive markets may cause our capital expenditures to increase, and if we do not successfully expand into new markets, our business may suffer.

To remain a significant supplier of hard drives, we will need to offer a broad range of hard drive products to our customers. We currently offer a variety of 3.5-inch or 2.5-inch hard drives for the desktop, mobile, enterprise, CE and external storage markets. However, demand for hard drives may shift to products in form factors or with interfaces that our competitors offer but which we do not. Expansion into other hard drive markets and resulting increases in manufacturing capacity requirements may require us to make substantial additional investments in part because our operations are largely vertically integrated now that we manufacture heads and magnetic media for use in many of the hard drives we manufacture. If we fail to successfully expand into new hard drive markets with products that we do not currently offer, we may lose business to our competitors who offer these products.

Our vertical integration of head and magnetic media manufacturing makes us dependent on our ability to timely and cost-effectively develop heads and magnetic media with leading technology and overall quality, and creates additional capital expenditure costs and asset utilization risks to our business.

Under our business plan, we are developing and manufacturing a substantial portion of the heads and magnetic media used in the hard drive products we manufacture. Consequently, we are more dependent upon our own development and execution efforts and less able to take advantage of head and magnetic media technologies developed by other manufacturers. Technology transition for head and magnetic media designs is critical to increasing our volume production of heads and magnetic media. There can be no assurance, however, that we will be successful in timely and cost-effectively developing and manufacturing heads or magnetic media for products using future technologies. We also may not effectively transition our head or magnetic media design and technology to achieve acceptable manufacturing yields using the technologies necessary to satisfy our customers' product needs, or we may encounter quality problems with the heads or magnetic media we manufacture. If we are unable to timely and cost-effectively develop heads and magnetic media with leading technology and overall quality, our ability to sell our products may be significantly diminished, which could materially and adversely affect our business and financial results.

In addition, as a result of our vertical integration of head and magnetic media manufacturing, we make more capital investments and carry a higher percentage of fixed costs than we would if we were not vertically integrated. If our overall level of production decreases for any reason, and we are unable to reduce our fixed costs to match sales, our head or magnetic media manufacturing assets may face under-utilization that may impact our operating results. We are therefore subject to additional risks related to overall asset utilization, including the need to operate at high levels of utilization to drive competitive costs and the need for assured supply of components that we do not manufacture ourselves. If we do not adequately address the challenges related to our head or magnetic media manufacturing operations, our ongoing operations could be disrupted, resulting in a decrease in our revenue or profit margins and negatively impacting our operating results.

We make significant investments in research and development to improve our technology and develop new technologies, and unsuccessful investments could materially adversely affect our business, financial condition and results of operations.

Over the past several years, our business strategy has been to derive a competitive advantage by moving from being a follower of new technologies to being a leader in the innovation and development of new technologies. This strategy requires us to make significant investments in research and development and, in attempting to remain competitive, we may increase our capital expenditures and expenses above our historical run-rate model. There can be no assurance that these investments will result in viable technologies or products, or if these investments do result in viable technologies or products, that they will be profitable or accepted by the market. Significant investments in unsuccessful research and development efforts could materially adversely affect our business, financial condition and results of operations. In addition, increased investments in technology could cause our cost structure to fall out of alignment with demand for our products, which would have a negative impact on our financial results.

Current or future competitors may gain a technology advantage or develop an advantageous cost structure that we cannot match.

It may be possible for our current or future competitors to gain an advantage in product technology, manufacturing technology, or process technology, which may allow them to offer products or services that have a significant advantage over the products and services that we offer. Advantages could be in capacity, performance, reliability, serviceability, or other attributes. A competitive cost structure for our products, including critical components, labor and overhead, is also critical to the success of our business. We may be at a competitive disadvantage to any companies that are able to gain a technological or cost structure advantage.

Further industry consolidation could provide competitive advantages to our competitors.

The storage industry has experienced consolidation over the past several years, including the acquisition of the hard disk drive business of Samsung Electronics Co., Ltd. by Seagate Technology plc in December 2011. Consolidation by our competitors may enhance their capacity, abilities and resources and lower their cost structure, causing us to be at a competitive disadvantage.

Some of our competitors with diversified business units outside of hard drives may over extended periods of time sell hard drives at prices that we cannot profitably match.

Some of our competitors earn a significant portion of their revenue from business units outside of hard drives. Because they do not depend solely on sales of hard drives to achieve profitability, they may sell hard drives at lower prices and operate their hard drive business unit at a loss over an extended period of time while still remaining profitable overall. In addition, if these competitors can increase sales of non-hard drive products to the same customers, they may benefit from selling their hard drives at lower prices. Our operating results may be adversely affected if we cannot successfully compete with the pricing by these companies.

If we fail to qualify our products with our customers or if product life cycles lengthen, it may have a significant adverse impact on our sales and margins.

We regularly engage in new product qualification with our customers. Once a product is accepted for qualification testing, failures or delays in the qualification process can result in delayed or reduced product sales, reduced product margins caused by having to continue to offer a more costly current generation product, or lost sales to that customer until the next generation of products is introduced. The effect of missing a product qualification opportunity is magnified by the limited number of high volume OEMs, which continue to consolidate their share of the storage markets. Likewise, if product life cycles lengthen, we may have a significantly longer period to wait before we have an opportunity to qualify a new product with a customer, which could reduce our profits because we expect declining gross margins on our current generation products as a result of competitive pressures.

We are subject to risks related to product defects, which could result in product recalls or epidemic failures and could subject us to warranty claims in excess of our warranty provisions or which are greater than anticipated.

We warrant the majority of our products for periods of one to five years. We test our hard drives in our manufacturing facilities through a variety of means. However, there can be no assurance that our testing will reveal defects in our products, which may not become apparent until after the products have been sold into the market. Accordingly, there is a risk that product defects will occur, which could require a product recall. Product recalls can be expensive to implement and, if a product recall occurs during the product's warranty period, we may be required to replace the defective product. Moreover, there is a risk that product defects may trigger an epidemic failure clause in a customer agreement. If an epidemic failure occurs, we may be required to replace or refund the value of the defective product and to cover certain other costs associated with the consequences of the epidemic failure. In addition, a product recall or epidemic failure may damage our reputation or customer relationships, and may cause us to lose market share with our customers, including our OEM and ODM customers.

Our standard warranties contain limits on damages and exclusions of liability for consequential damages and for misuse, improper installation, alteration, accident or mishandling while in the possession of someone other than us. We record an accrual for estimated warranty costs at the time revenue is recognized. We may incur additional operating expenses if our warranty provision does not reflect the actual cost of resolving issues related to defects in our products, whether as a result of a product recall, epidemic failure or otherwise. If these additional expenses are significant, it could adversely affect our business, financial condition and operating results.

Dependence on a limited number of qualified suppliers of components and manufacturing equipment could lead to delays, lost revenue or increased costs.

Our future operating results may depend substantially on our suppliers' ability to timely qualify their components in our programs, and their ability to supply us with these components in sufficient volumes to meet our production requirements. A number of the components that we use are available from only a single or limited number of qualified suppliers, and may be used across multiple product lines. As such, the success of our products depends on our ability to gain access to and integrate parts from reliable component suppliers. To do so, we must maintain effective relationships with our supply base to source our component needs, develop compatible technology, and maintain continuity of supply at reasonable costs. If we fail to maintain effective relationships with our supply base, or if we fail to integrate components from our suppliers effectively, this may adversely affect our ability to develop and deliver the best products to our customers and our profitability could suffer.

Certain equipment and consumables we use in our manufacturing or testing processes are available only from a limited number of suppliers. Some of this equipment and consumables use materials that at times could be in short supply. If these materials are not available, or are not available in the quantities we require for our manufacturing and testing processes, our ability to manufacture our products could be impacted, and we could suffer significant loss of revenue.

Each of the following could also significantly harm our operating results:

- an unwillingness of a supplier to supply such components or equipment to us;
- consolidation of key suppliers;
- failure of a key supplier's business process;
- a key supplier's or sub-supplier's inability to access credit necessary to operate its business; or
- failure of a key supplier to remain in business, to remain an independent merchant supplier, or to adjust to market conditions.

Shortages of commodity materials or commodity components, price volatility, or use by other industries of materials and components used in the storage industry, may negatively impact our operating results.

Increases in the cost for certain commodity materials or commodity components may increase our costs of manufacturing and transporting hard drives and key components. Shortages of commodity components such as DRAM and NAND flash, or commodity materials such as glass substrates, stainless steel, aluminum, nickel, neodymium, ruthenium, platinum or cerium, may increase our costs and may result in lower operating margins if we are unable to find ways to mitigate these increased costs. We or our suppliers acquire certain precious metals and rare earth metals like ruthenium, platinum, neodymium and cerium, which are critical to the manufacture of components in our products from a number of countries, including the People's Republic of China. The government of China or any other nation may impose regulations, quotas or embargoes upon these metals that would restrict the worldwide supply of such metals and/or increase their cost, both of which could negatively impact our operating results until alternative suppliers are sourced. Furthermore, if other high volume industries increase their demand for materials or components used in our products, our costs may further increase, which could have an adverse effect on our operating margins. In addition, shortages in other commodity components and materials used in our customers' products could result in a decrease in demand for our products, which would negatively impact our operating results. The volatility in the cost of oil also affects our costs and may result in lower operating margins if we are unable to pass these increased costs on to our customers.

Contractual commitments with component suppliers may result in us paying increased charges and cash advances for such components or may cause us to have inadequate or excess component inventory.

To reduce the risk of component shortages, we attempt to provide significant lead times when buying components, which may subject us to cancellation charges if we cancel orders as a result of technology transitions or changes in our component needs. In addition, we may from time to time enter into contractual commitments with component suppliers in an effort to increase and stabilize the supply of those components and enable us to purchase such components at favorable prices. Some of these commitments may require us to buy a substantial number of components from the supplier or make significant cash advances to the supplier; however, these commitments may not result in a satisfactory increase or stabilization of the supply of such components. Furthermore, as a result of uncertain global economic conditions, our ability to forecast our requirements for these components has become increasingly difficult, therefore increasing the risk that our contractual commitments may not meet our actual supply requirements, which could cause us to have inadequate or excess component inventory and adversely affect our operating results and increase our operating costs.

Failure by certain suppliers to effectively and efficiently develop and manufacture components, technology or production equipment for our products may adversely affect our operations.

We rely on suppliers for various component parts that we integrate into our hard drives but do not manufacture ourselves, such as semiconductors, motors, flex circuits and suspensions. Likewise, we rely on suppliers for certain technology and equipment necessary for advanced development technology for future products. Some of these components, and most of this technology and production equipment, must be specifically designed to be compatible for use in our products or for developing and manufacturing our future products, and are only available from a limited number of suppliers, some of with whom we are sole sourced. We are therefore dependent on these suppliers to be able and willing to dedicate adequate engineering resources to develop components that can be successfully integrated with our products, and technology and production equipment that can be used to develop and manufacture our next-generation products efficiently. The failure of these suppliers to effectively and efficiently develop and manufacture components that can be integrated into our products or technology and production equipment that can be used to develop or manufacture next generation products may cause us to experience inability or delay in our manufacturing and shipment of hard drive products, our expansion into new technology and markets, or our ability to remain competitive with alternative storage technologies, therefore adversely affecting our business and financial results.

Changes in product life cycles could adversely affect our financial results.

If product life cycles lengthen, we may need to develop new technologies or programs to reduce our costs on any particular product to maintain competitive pricing for that product. If product life cycles shorten, it may result in an increase in our overall expenses and a decrease in our gross margins, both of which could adversely affect our operating results. In addition, shortening of product life cycles also makes it more difficult to recover the cost of product development before the product becomes obsolete. Our failure to recover the cost of product development in the future could adversely affect our operating results.

A fundamental change in recording technology could result in significant increases in our costs and could put us at a competitive disadvantage.

Historically, when the industry experiences a fundamental change in technology, any manufacturer that fails to successfully and timely adjust its designs and processes to accommodate the new technology fails to remain competitive. There are some revolutionary technologies, such as current-perpendicular-to-plane giant magnetoresistance, shingle magnetic recording, energy assisted magnetic recording, patterned magnetic media and advanced signal processing, that if implemented by a competitor on a commercially viable basis ahead of the industry, could put us at a competitive disadvantage. As a result of these technology shifts, we could incur substantial costs in developing new technologies, such as heads, magnetic media, and tools to remain competitive. If we fail to successfully implement these new technologies, or if we are significantly slower than our competitors at implementing new technologies, we may not be able to offer products with capacities that our customers desire.

The difficulty of introducing hard drives with higher levels of areal density and the challenges of reducing other costs may impact our ability to achieve historical levels of cost reduction.

Storage capacity of the hard drive, as manufactured by us, is determined by the number of disks and each disk's areal density. Areal density is a measure of the amount of magnetic bits that can be stored on the recording surface of the disk. Generally, the higher the areal density, the more information can be stored on a single platter. Higher areal densities require existing head and magnetic media technology to be improved or new technologies developed to accommodate more data on a single disk. Historically, we have been able to achieve a large percentage of cost reduction through increases in areal density. Increases in areal density mean that the average drive we sell has fewer heads and disks for the same capacity and, therefore, may result in a lower component cost. However, increasing areal density has become more difficult in the storage industry. If we are not able to increase areal density at the same rate as our competitors or at a rate that is expected by our customers, we may be required to include more components in our drives to meet demand without corresponding incremental revenue, which could negatively impact our operating margins and make achieving historical levels of cost reduction difficult or unlikely. Additionally, increases in areal density may require us to make further capital expenditures on items such as new testing equipment needed as a result of an increased number of gigabytes per platter. Our inability to achieve cost reductions could adversely affect our operating results.

If we do not properly manage technology transitions and new product development, our competitiveness and operating results may be negatively affected.

The storage markets in which we offer our products continuously undergo technology transitions which we must anticipate and adapt our products to address in a timely manner. If we fail to implement these new technologies successfully, or if we are slower than our competitors at implementing new technologies, we may not be able to competitively offer products that our customers desire, which could harm our operating results.

In addition, the success of our new product introductions depends on a number of other factors, including

- difficulties faced in manufacturing ramp;
- implementing at an acceptable cost product features expected by our customers;
- market acceptance/qualification;
- effective management of inventory levels in line with anticipated product demand; and
- quality problems or other defects in the early stages of new product introduction that were not anticipated in the design of those products.

Our business may suffer if we fail to successfully anticipate and manage these issues associated with our product development.

If we fail to develop and introduce new hard drives that are competitive against alternative storage technologies, our business may suffer.

Our success depends in part on our ability to develop and introduce new products in a timely manner in order to keep pace with competing technologies. Alternative storage technologies like solid-state storage technology have successfully served digital entertainment markets for products such as digital cameras, MP3 players, USB flash drives, mobile phones and tablet devices that cannot be economically serviced using hard drive technology. Advances in semiconductor technology have resulted in solid-state storage emerging as a technology that is competitive with hard drives for high performance needs in advanced digital computing markets such as enterprise servers and storage. There can be no assurance that we will be successful in anticipating and developing new products for the desktop, mobile, enterprise, CE and external storage markets in response to solid-state storage, as well as other competing technologies. If our hard drive technology fails to offer higher capacity, performance and reliability with lower cost-per-gigabyte than solid-state storage for the desktop, mobile, enterprise, CE and external storage markets, we will be at a competitive disadvantage to companies using semiconductor technology to serve these markets and our business will suffer.

Our manufacturing operations, and those of certain of our suppliers and customers, are concentrated in large, purpose-built facilities, which subjects us to substantial risk of damage or loss if operations at any of these facilities are disrupted.

As a result of our cost structure and strategy of vertical integration, we conduct our manufacturing operations at large, high volume, purpose-built facilities in California and in Asia. The manufacturing facilities of many of our customers, our suppliers and our customers' suppliers are also concentrated in certain geographic locations in Asia and elsewhere. A localized health risk affecting our employees at these facilities or the staff of our or our customers' other suppliers, such as the spread of a pandemic influenza, could impair the total volume of hard drives that we are able to manufacture and/or sell, which would result in substantial harm to our operating results. Similarly, a fire, flood, earthquake, tsunami or other disaster, condition or event such as political instability, civil unrest or a power outage that adversely affects any of these facilities, including access to or from these facilities by employees or logistics operations, would significantly affect our ability to manufacture and/or sell hard drives, which would result in a substantial loss of sales and revenue and a substantial harm to our operating results. For example, prior to the 2011 flooding in Thailand, all of our internal slider capacity and 60% of our hard drive manufacturing capacity was in Thailand. As a result of the flooding in Thailand, our facilities were inundated and temporarily shut down. During that period, our ability to manufacture hard drives was significantly constrained, which adversely affected our business, financial condition and results of operations. While we have taken certain steps to diversify our manufacturing footprint, a significant event that impacts any of our manufacturing sites, or the sites of our customers or suppliers, could adversely affect our ability to manufacture hard drives, and our business, financial condition and results of operations could suffer.

Manufacturing and marketing our products globally subjects us to numerous risks.

We are subject to risks associated with our global manufacturing operations and global marketing efforts, including:

- obtaining requisite governmental permits and approvals;

- currency exchange rate fluctuations or restrictions;
- political instability and civil unrest;
- limited transportation availability, delays, and extended time required for shipping, which risks may be compounded in periods of price declines;
- higher freight rates;
- labor challenges, including difficulties finding and retaining talent or responding to labor disputes or disruptions;
- trade restrictions or higher tariffs;
- copyright levies or similar fees or taxes imposed in European and other countries;
- exchange, currency and tax controls and reallocations;
- increasing labor and overhead costs; and
- loss or non-renewal of favorable tax treatment under agreements or treaties with foreign tax authorities.

Terrorist attacks may adversely affect our business and operating results.

The continued threat of terrorist activity and other acts of war or hostility have created uncertainty in the financial and insurance markets and have significantly increased the political, economic and social instability in some of the geographic areas in which we operate. Additionally, it is uncertain what impact the reactions to such acts by various governmental agencies and security regulators worldwide will have on shipping costs. Acts of terrorism, either domestically or abroad, could create further uncertainties and instability. To the extent this results in disruption or delays of our manufacturing capabilities or shipments of our products, our business, operating results and financial condition could be adversely affected.

Sudden disruptions to the availability of freight lanes could have an impact on our operations.

We generally ship our products to our customers, and receive shipments from our suppliers, via air, ocean or land freight. The sudden unavailability or disruption of cargo operations or freight lanes, such as due to labor difficulties or disputes, severe weather patterns or other natural disasters, or political instability or civil unrest, could impact our operating results by impairing our ability to timely and efficiently deliver our products.

We are vulnerable to system failures or attacks, which could harm our business.

We are heavily dependent on our technology infrastructure, among other functions, to operate our factories, sell our products, fulfill orders, manage inventory and bill, collect and make payments. Our systems are vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, cyber-attacks such as computer viruses, computer denial-of-service attacks and other events. Our business is also subject to break-ins, sabotage and intentional acts of vandalism by third parties as well as employees. Despite any precautions we may take, such problems could result in, among other consequences, loss or theft of our, our customers' or our business partners' intellectual property, proprietary business information or personally identifiable information; damage to our reputation; interruptions in our business; and remediation costs, each of which could harm our business, operating results and financial condition.

If we fail to identify, manage, complete and integrate acquisitions, investment opportunities or other significant transactions, it may adversely affect our future results.

As part of our growth strategy, we may pursue acquisitions of, investment opportunities in or other significant transactions with companies that are complementary to our business. In order to pursue this strategy successfully, we must identify attractive acquisition or investment opportunities, successfully complete the transaction, some of which may be large and complex, and manage post-closing issues such as integration of the acquired company or employees. We may not be able to identify or complete appealing acquisition or investment opportunities given the intense competition for these transactions. Even if we identify and complete suitable corporate transactions, we may not be able to successfully address any integration challenges in a timely manner, or at all. If we fail to successfully integrate an acquisition, we may not realize all or any of the anticipated benefits of the acquisition, and our future results of operations could be adversely affected. Please see the risk factors above for specific risks and uncertainties regarding our acquisition of HGST.

If we are unable to retain or hire key staff and skilled employees our business results may suffer.

Our success depends upon the continued contributions of our key staff and skilled employees, many of whom would be extremely difficult to replace. Global competition for skilled employees in the data storage industry is intense and, as we attempt to move to a position of technology leadership in the storage industry, our business success becomes increasingly dependent on our ability to retain our key staff and skilled employees as well as attract, integrate and retain new skilled employees. Volatility or lack of positive performance in our stock price and the overall markets may adversely affect our ability to retain key staff or skilled employees who have received equity compensation. Additionally, because a substantial portion of our key employees' compensation is placed "at risk" and linked to the performance of our business, when our operating results are negatively impacted by global economic conditions, we are at a competitive disadvantage for retaining and hiring key staff and skilled employees versus other companies that pay a relatively higher fixed salary. If we are unable to retain our existing key staff or skilled employees, or hire and integrate new key staff or skilled employees, or if we fail to implement succession plans for our key staff, our operating results would likely be harmed.

The nature of our business and our reliance on intellectual property and other proprietary information subjects us to the risk of significant litigation.

The data storage industry has been characterized by significant litigation. This includes litigation relating to patent and other intellectual property rights, product liability claims and other types of litigation. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of litigation are inherently uncertain and may result in adverse rulings or decisions. We may enter into settlements or be subject to judgments that may, individually or in the aggregate, have a material adverse effect on our business, financial condition or operating results. As disclosed in Part II, Item 8, Note 5 in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K, on November 18, 2011, a sole arbitrator ruled against us in an arbitration in Minnesota. The arbitration involves claims brought by Seagate Technology LLC against us and a now former employee, alleging misappropriation of confidential information and trade secrets. The arbitrator issued an interim award against us in the amount of $525 million plus pre-award interest. On January 23, 2012, the arbitrator issued a final award adding pre-award interest in the amount of $105.4 million, for a total award of $630.4 million. On January 23, 2012, we filed a petition in the District Court of Hennepin County, Minnesota to have the final arbitration award vacated, and a hearing on the petition was held on March 1, 2012. Interest (as simple interest, not compounding) on the final award ($630.4 million) also accrues at the Minnesota statutory rate of 10% per year while we pursue our motion to vacate the award, and if necessary, an appeal if the motion to vacate the award is unsuccessful. We intend to pursue vigorously our motion to vacate the award and, if necessary, to appeal the award if it is confirmed by the District Court of Hennepin County Minnesota. We do not believe it is probable that the arbitrator's award will be sustained and accordingly have not recorded any liability for the arbitrator's award in excess of the amount we have previously accrued ($25 million). We cannot make any assurances that we will be successful in our efforts to vacate the award or to overturn the award on appeal. If we are unsuccessful in these efforts, payment of the award, including interest, would adversely affect our financial condition, results of operations and cash flows. We will also be required to record a liability for the award if we should determine it is probable we will be required to pay the award.

We evaluate notices of alleged patent infringement and notices of patents from patent holders that we receive from time to time. If claims or actions are asserted against us, we may be required to obtain a license or cross-license, modify our existing technology or design a new non-infringing technology. Such licenses or design modifications can be extremely costly. In addition, we may decide to settle a claim or action against us, which settlement could be costly. We may also be liable for any past infringement. If there is an adverse ruling against us in an infringement lawsuit, an injunction could be issued barring production or sale of any infringing product. It could also result in a damage award equal to a reasonable royalty or lost profits or, if there is a finding of willful infringement, treble damages. Any of these results would increase our costs and harm our operating results.

Our reliance on intellectual property and other proprietary information subjects us to the risk that these key ingredients of our business could be copied by competitors.

Our success depends, in significant part, on the proprietary nature of our technology, including non-patentable intellectual property such as our process technology. If a competitor is able to reproduce or otherwise capitalize on our technology despite the safeguards we have in place, it may be difficult, expensive or impossible for us to obtain necessary legal protection. Also, the laws of some foreign countries may not protect our intellectual property to the same extent as do U.S. laws. In addition to patent protection of intellectual property rights, we consider elements of our product designs and processes to be proprietary and confidential. We rely upon employee, consultant and vendor non-disclosure agreements and contractual provisions and a system of internal safeguards to protect our proprietary information. However, any of our registered or unregistered intellectual property rights may be challenged or exploited by others in the industry, which might harm our operating results.

The costs of compliance with state, federal and international legal and regulatory requirements, such as environmental, labor, trade and tax regulations, and customers' standards of corporate citizenship could cause an increase in our operating costs.

We may be or become subject to various state, federal and international laws and regulations governing our environmental, labor, trade and tax practices. These laws and regulations, particularly those applicable to our international operations, are or may be complex, extensive and subject to change. We will need to ensure that we and our component suppliers timely comply with such laws and regulations, which may result in an increase in our operating costs. For example, the European Union ("EU") has enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment ("RoHS") directive, which prohibits the use of certain substances in electronic equipment, and the Waste Electrical and Electronic Equipment ("WEEE") directive, which obligates parties that place electrical and electronic equipment onto the market in the EU to put a clearly identifiable mark on the equipment, register with and report to EU member countries regarding distribution of the equipment, and provide a mechanism to take back and properly dispose of the equipment. Similar legislation may be enacted in other locations where we manufacture or sell our products. In addition, climate change and financial reform legislation in the United States is a significant topic of discussion and has generated and may continue to generate federal or other regulatory responses in the near future. If we or our component suppliers fail to timely comply with applicable legislation, our customers may refuse to purchase our products or we may face increased operating costs as a result of taxes, fines or penalties, which would have a materially adverse effect on our business, financial condition and operating results.

In connection with our compliance with such environmental laws and regulations, as well as our compliance with industry environmental initiatives, the standards of business conduct required by some of our customers, and our commitment to sound corporate citizenship in all aspects of our business, we could incur substantial compliance and operating costs and be subject to disruptions to our operations and logistics. In addition, if we were found to be in violation of these laws or noncompliant with these initiatives or standards of conduct, we could be subject to governmental fines, liability to our customers and damage to our reputation and corporate brand which could cause our financial condition or operating results to suffer.

Violation of applicable laws, including labor or environmental laws, and certain other practices by our suppliers could harm our business.

We expect our suppliers to operate in compliance with applicable laws and regulations, including labor and environmental laws, and to otherwise meet our required supplier standards of conduct. While our internal operating guidelines promote ethical business practices, we do not control our suppliers or their labor or environmental practices. The violation of labor, environmental or other laws by any of our suppliers, or divergence of a supplier's business practices from those generally accepted as ethical in the United States, could harm our business by:

- interrupting or otherwise disrupting the shipment of our product components;
- damaging our reputation;
- forcing us to find alternate component sources;
- reducing demand for our products (for example, through a consumer boycott); or

- exposing us to potential liability for our supplier's wrongdoings.

Fluctuations in currency exchange rates as a result of our international operations may negatively affect our operating results.

Because we manufacture and sell our products abroad, our revenue, margins, operating costs and cash flows are impacted by fluctuations in foreign currency exchange rates. If the U.S. dollar exhibits sustained weakness against most foreign currencies, the U.S. dollar equivalents of unhedged manufacturing costs could increase because a significant portion of our production costs are foreign-currency denominated. Conversely, there would not be an offsetting impact to revenues since revenues are substantially U.S. dollar denominated. Additionally, we negotiate and procure some of our component requirements in U.S. dollars from non-U.S. based vendors. If the U.S. dollar continues to weaken against other foreign currencies, some of our component suppliers may increase the price they charge for their components in order to maintain an equivalent profit margin. If this occurs, it would have a negative impact on our operating results.

Prices for our products are substantially U.S. dollar denominated, even when sold to customers that are located outside the United States. Therefore, as a substantial portion of our sales are from countries outside the United States, fluctuations in currency exchanges rates, most notably the strengthening of the U.S. dollar against other foreign currencies, contribute to variations in sales of products in impacted jurisdictions and could adversely impact demand and revenue growth. In addition, currency variations can adversely affect margins on sales of our products in countries outside the United States.

We have attempted to manage the impact of foreign currency exchange rate changes by, among other things, entering into short-term, foreign exchange contracts. However, these contracts do not cover our full exposure and can be canceled by the counterparty if currency controls are put in place.

Increases in our customers' credit risk could result in credit losses and an increase in our operating costs.

Some of our OEM customers have adopted a subcontractor model that requires us to contract directly with companies, such as ODMs, that provide manufacturing and fulfillment services to our OEM customers. Because these subcontractors are generally not as well capitalized as our direct OEM customers, this subcontractor model exposes us to increased credit risks. Our agreements with our OEM customers may not permit us to increase our product prices to alleviate this increased credit risk. Additionally, as we attempt to expand our OEM and distribution channel sales into emerging economies such as Brazil, Russia, India and China, the customers with the most success in these regions may have relatively short operating histories, making it more difficult for us to accurately assess the associated credit risks. Our acquisition of HGST has also resulted in an increase to our customer credit risk given that we service many of the same customers. Any credit losses we may suffer as a result of these increased risks, or as a result of credit losses from any significant customer, would increase our operating costs, which may negatively impact our operating results.

Our operating results fluctuate, sometimes significantly, from period to period due to many factors, which may result in a significant decline in our stock price.

Our quarterly operating results may be subject to significant fluctuations as a result of a number of other factors including:

- the timing of orders from and shipment of products to major customers;
- our product mix;
- changes in the prices of our products;
- manufacturing delays or interruptions;
- acceptance by customers of competing products in lieu of our products;
- variations in the cost of and lead times for components for our products;
- limited availability of components that we obtain from a single or a limited number of suppliers;
- seasonal and other fluctuations in demand for PCs often due to technological advances; and

- availability and rates of transportation.

We often ship a high percentage of our total quarterly sales in the third month of the quarter, which makes it difficult for us to forecast our financial results before the end of the quarter. As a result of the above or other factors, our forecast of operating results for the quarter may differ materially from our actual financial results. If our results of operations fail to meet the expectations of analysts or investors, it could cause an immediate and significant decline in our stock price.

We have made and continue to make a number of estimates and assumptions relating to our consolidated financial reporting, and actual results may differ significantly from our estimates and assumptions.

We have made and continue to make a number of estimates and assumptions relating to our consolidated financial reporting. The highly technical nature of our products and the rapidly changing market conditions with which we deal means that actual results may differ significantly from our estimates and assumptions. These changes have impacted our financial results in the past and may continue to do so in the future. Key estimates and assumptions for us include:

- price protection adjustments and other sales promotions and allowances on products sold to retailers, resellers and distributors;
- inventory adjustments for write-down of inventories to lower of cost or market value (net realizable value);
- reserves for doubtful accounts;
- accruals for product returns;
- accruals for warranty costs related to product defects;
- accruals for litigation and other contingencies;
- liabilities for unrecognized tax benefits; and
- expensing of stock-based compensation.

The market price of our common stock is volatile.

The market price of our common stock has been, and may continue to be, extremely volatile. Factors that may significantly affect the market price of our common stock include the following:

- actual or anticipated fluctuations in our operating results, including those resulting from the seasonality of our business;
- announcements of technological innovations by us or our competitors, which may decrease the volume and profitability of sales of our existing products and increase the risk of inventory obsolescence;
- new products introduced by us or our competitors;
- periods of severe pricing pressures due to oversupply or price erosion resulting from competitive pressures or industry consolidation;
- developments with respect to patents or proprietary rights;
- conditions and trends in the hard drive, computer, data and content management, storage and communication industries;
- contraction in our operating results or growth rates that are lower than our previous high growth-rate periods;
- changes in financial estimates by securities analysts relating specifically to us or the storage industry in general; and
- macroeconomic conditions that affect the market generally.

In addition, general economic conditions may cause the stock market to experience extreme price and volume fluctuations from time to time that particularly affect the stock prices of many high technology companies. These fluctuations often appear to be unrelated to the operating performance of the companies.

Securities class action lawsuits are often brought against companies after periods of volatility in the market price of their securities. A number of such suits have been filed against us in the past, and should any new lawsuits be filed, such matters could result in substantial costs and a diversion of resources and management's attention.

Current economic conditions have caused us difficulty in adequately protecting our increased cash and cash equivalents from financial institution failures.

The uncertain global economic conditions and volatile investment markets have caused us to hold more cash and cash equivalents than we would hold under normal circumstances. Since there has been an overall increase in demand for low-risk, U.S. government-backed securities with a limited supply in the financial marketplace, we face increased difficulty in adequately protecting our increased cash and cash equivalents from possible sudden and unforeseeable failures by banks and other financial institutions. A failure of any of these financial institutions in which deposits exceed FDIC limits could have an adverse impact on our financial position.

If our internal controls are found to be ineffective, our financial results or our stock price may be adversely affected.

Our most recent evaluation resulted in our conclusion that as of June 29, 2012, in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, our internal control over financial reporting was effective. As a result of our acquisition of HGST on March 8, 2012, our internal control over financial reporting, subsequent to the date of acquisition, includes certain existing controls adopted from HGST. If our internal control over financial reporting is found to be ineffective or if we identify a material weakness in our financial reporting in future periods, investors may lose confidence in the reliability of our financial statements, which may adversely affect our financial results or our stock price.

From time to time we may become subject to income tax audits or similar proceedings, and as a result we may incur additional costs and expenses or owe additional taxes, interest and penalties that may negatively impact our operating results.

We are subject to income taxes in the United States and certain foreign jurisdictions, and our determination of our tax liability is subject to review by applicable domestic and foreign tax authorities. For example, as we have previously disclosed, we are under examination by the Internal Revenue Service for certain fiscal years and in connection with that examination, we received Revenue Agent Reports seeking certain adjustments to income as disclosed in Part II, Item 8, Note 9 in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K. Although we believe our tax positions are properly supported, the final timing and resolution of the notice of proposed adjustment and the audits are subject to significant uncertainty and could result in our having to pay amounts to the applicable tax authority in order to resolve examination of our tax positions, which could result in an increase or decrease of our current estimate of unrecognized tax benefits and may negatively impact our financial position, results of operations, net income or cash flows.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

Our principal executive offices are located in Irvine, California. As a result of our acquisition of HGST, we added facilities in San Jose, California, Rochester, Minnesota, China, Japan, Malaysia, the Philippines, Singapore and Thailand. Our leased facilities are occupied under leases that expire at various times through 2022.

Our principal manufacturing, research and development and marketing and administrative facilities at June 29, 2012 are as follows:

Location	Building(s) Owned or Leased	Approximate Square Footage	Description
United States			
California			
Fremont	Owned	286,000	Head wafer fabrication, research and development and warehousing
Irvine	Leased	465,000	Research and development, administrative and sales staff
San Jose	Owned	2,487,000	Manufacturing and development of read/write heads
San Jose	Leased	867,000	Research and development, administrative and sales staff
Colorado			
Longmont	Leased	43,000	Research and development
Minnesota			
Rochester	Leased	82,000	Research and development
Asia			
China			
Shenzhen — SZ	Owned	273,900	Manufacturing of media
Shenzhen — Talfok	Leased	248,000	Administrative and support
Shenzhen — HGSP	Owned	641,000	Manufacturing of hard drives
Shenzhen — HSPC	Leased	263,000	Manufacturing of hard drive subassemblies
Japan			
Odawara	Owned	578,000	Manufacturing and development of read/write heads
Fujisawa	Owned	661,000	Research and development
Malaysia			
Johor	Owned	243,000	Manufacturing of hard drives and media
Kuala Lumpur	Owned	1,054,000	Assembly of hard drives, printed circuit boards and HSAs and research and development
Kuching	Owned	271,300	Manufacturing of substrates
Penang	Owned	800,000	Manufacturing of hard drives and media and research and development
Philippines			
Laguna	Owned	606,000	Manufacturing of read/write heads
Singapore	Leased	672,000	Administration and manufacturing of hard drives
Singapore	Owned and Leased	311,000	Manufacturing of media and research and development
Thailand			
Bang Pa-In	Owned	1,031,000	Slider fabrication, assembly of hard drives, media, HGAs and HSAs, and research and development
Chonburi	Leased	514,500	Manufacturing of hard drives
Prachinburi	Owned	729,000	Manufacturing of hard drives

We also lease office space in various other locations throughout the world primarily for research and development and sales and technical support.

We believe our present facilities are adequate for our current needs, although the process of upgrading our facilities to meet technological and market requirements is expected to continue. New manufacturing facilities, in general, can be developed and become operational within approximately nine to eighteen months should we require such additional facilities.

Item 3. *Legal Proceedings*

For a description of our legal proceedings, see Part II, Item 8, Note 5 in our Notes to Consolidated Financial Statements, which is incorporated by reference in response to this item.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities*

Our common stock is listed on the NASDAQ Global Select Market ("NASDAQ") under the symbol "WDC." Until June 1, 2012, our common stock was listed on the New York Stock Exchange, Inc. ("NYSE") under the symbol "WDC." The approximate number of holders of record of our common stock as of August 9, 2012 was 1,705.

We have not paid any cash dividends on our common stock and do not intend to pay any cash dividends on common stock in the foreseeable future.

The high and low sales prices of our common stock as reported by the NASDAQ and the NYSE, as applicable, for each quarter of 2012 and 2011 were as follows:

	First	Second	Third	Fourth
2012				
High	$39.02	$33.40	$43.10	$44.44
Low	$25.41	$22.64	$30.49	$28.31
2011				
High	$33.50	$35.92	$38.82	$41.87
Low	$23.06	$27.41	$29.14	$33.22

The following table provides information about repurchases by us of our common stock during the quarter ended June 29, 2012:

(in millions, except average price paid per share)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program(1)	Maximum Value of Shares that May Yet be Purchased Under the Program(1)
March 31, 2012 — April 27, 2012	—	$ —	—	$ 416
April 28, 2012 — May 25, 2012	10.8	$39.35	10.8	$1,492
May 26, 2012 — June 29, 2012	5.6	$31.87	5.6	$1,312
Total	16.4	$36.78	16.4	$1,312

(1) Our Board of Directors previously authorized us to repurchase $750 million of our common stock in open market transactions under a stock repurchase program through March 31, 2013. As of June 29, 2012, the entire $750 million previously authorized for repurchase had been utilized. On May 21, 2012, the Company announced that the Board of Directors authorized an additional $1.5 billion for the repurchase of our common stock and the extension of our stock repurchase program until May 18, 2017. Repurchases under our stock repurchase program may be made in the open market or in privately negotiated transactions and may be made under a Rule 10b5-1 plan.

Stock Performance Graph

The following graph compares the cumulative total stockholder return of our common stock with the cumulative total return of the S&P 500 Index and the Dow Jones US Technology Hardware & Equipment Index for the five years ended June 29, 2012. The graph assumes that $100 was invested in our common stock at the close of market on June 29, 2007, and that all dividends were reinvested. We have not declared any cash dividends on our common stock. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.


TOTAL RETURN TO STOCKHOLDERS
(Assumes $100 investment on 6/29/07)
WESTERN DIGITAL CORPORATION
S&P 500
DOW JONES US TECHNOLOGY HARDWARE & EQUIPMENT
DOLLARS
300
250
200
150
100
50
0
6/29/07
6/27/08
7/3/09
7/2/10
7/1/11
6/29/12

Total Return Analysis

	6/29/07	6/27/08	7/3/09	7/2/10	7/1/11	6/29/12
Western Digital Corporation	$100.00	$180.21	$135.50	$156.07	$189.35	$157.52
S&P 500 Index	100.00	86.88	64.10	73.35	95.87	101.09
Dow Jones US Technology Hardware & Equipment Index	100.00	88.53	71.16	87.31	106.69	120.72

The stock performance graph shall not be deemed soliciting material or to be filed with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities Exchange Act of 1934, nor shall it be incorporated by reference into any past or future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Item 6. *Selected Financial Data*

Financial Highlights

This selected consolidated financial data should be read together with the Consolidated Financial Statements and related Notes contained in this Annual Report on Form 10-K and in the subsequent reports filed with the SEC, as well as the section of this Annual Report on Form 10-K and the other reports entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	June 29, 2012	July 1, 2011	July 2, 2010	July 3, 2009	June 27, 2008
	(in millions, except per share and employee data)				
Revenue, net	$ 12,478	$ 9,526	$ 9,850	$ 7,453	$ 8,074
Gross margin	$ 3,638	$ 1,791	$ 2,401	$ 1,337	$ 1,739
Net income	$ 1,612	$ 726	$ 1,382	$ 470	$ 867
Net income per common share:					
Basic	$ 6.69	$ 3.14	$ 6.06	$ 2.12	$ 3.92
Diluted	$ 6.58	$ 3.09	$ 5.93	$ 2.08	$ 3.84
Working capital	$ 3,109	$ 3,317	$ 2,697	$ 1,705	$ 1,167
Total assets	$ 14,206	$ 8,118	$ 7,328	$ 5,291	$ 4,875
Long-term debt	$ 1,955	$ 150	$ 294	$ 400	$ 482
Shareholders' equity	$ 7,669	$ 5,488	$ 4,709	$ 3,192	$ 2,696
Number of employees	103,111	65,431	62,500	45,991	50,072

No cash dividends were paid for the years presented. "Number of employees" excludes temporary employees and contractors. Results for HGST, the magnetic media sputtering operations of Hoya Corporation and Hoya Magnetics Singapore Pte. Ltd., SiliconSystems Inc. and Komag, Incorporated, which were acquired on March 8, 2012, June 30, 2010, March 27, 2009 and September 5, 2007, respectively, are included in our operating results only after the dates of their acquisitions.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Forward-Looking Statements

The following discussion and analysis contains forward-looking statements within the meaning of the federal securities laws. You are urged to carefully review our description and examples of forward-looking statements included earlier in this Annual Report on Form 10-K immediately prior to Part I, under the heading "Forward-Looking Statements." Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. You are urged to carefully review the disclosures we make concerning risks and other factors that may affect our business and operating results, including those made in Item 1A of this Annual Report on Form 10-K, and any of those made in our other reports filed with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Our Company

We are an industry-leading developer and manufacturer of storage products that enable people to create, manage, experience and preserve digital content. We design and make storage devices, networking equipment and home entertainment products under the WD, HGST and G-Technology brands. We serve each of the primary markets addressing storage opportunities — enterprise and cloud data centers, client, consumer electronics, backup, the internet and other emerging markets such as automotive and home and small office networking.

We operate our global business through two independent subsidiaries due to regulatory requirements — WD and HGST, both long-time innovators in the storage industry.

Our principal products today are hard drives that use one or more rotating magnetic disks ("magnetic media") to store and allow fast access to data. Hard drives are today's primary storage medium for digital content. Our hard drives are used in desktop and notebook computers, corporate and multiple types of data centers, home entertainment equipment and stand-alone consumer storage devices. Our other products include solid-state drives, home entertainment and networking products and software applications for smart phones and tablets.

Acquisition

Hitachi Global Storage Technologies Holdings Pte. Ltd. ("HGST") Acquisition

On March 8, 2012 (the "Closing Date"), we, through Western Digital Ireland ("WDI"), our indirect wholly-owned subsidiary, completed the acquisition (the "Acquisition") of all the issued and outstanding paid-up share capital of Viviti Technologies Ltd., until recently known as HGST, from Hitachi, pursuant to a Stock Purchase Agreement, dated March 7, 2011, among us, WDI, Hitachi and HGST (the "SPA"). The Acquisition is intended over time, and subject to compliance with applicable regulatory conditions imposed on the Acquisition, to result in a more efficient and innovative customer-focused storage company, with significant operating scale, strong global talent and a broad product lineup backed by a rich technology portfolio. We do not expect to achieve significant operating expense synergies while the regulatory conditions remain in effect.

The preliminary, aggregate purchase price of the Acquisition amounted to approximately $4.7 billion, which was paid on the Closing Date and funded with existing cash, new debt, and 25 million newly issued shares of our common stock. The cash portion of the purchase price is subject to a post-closing adjustment (an increase or a decrease) that has not been determined for changes in the working capital of HGST and certain other payments and expenses.

Following the issuance of the 25 million shares of our common stock to Hitachi in accordance with the SPA, Hitachi owns approximately ten percent of our outstanding shares of common stock. The shares issued to Hitachi are subject to a restriction that limits their trade or transfer for one year from the Closing Date. Pursuant to the terms of a separate Investor Rights Agreement we entered into with Hitachi in connection with the Acquisition, Hitachi has the right to designate, and has designated, two individuals (the "Hitachi Designees") to serve as directors on our Board of Directors. This right will terminate (i) with respect to one of the Hitachi Designees, at the end of the second full calendar year following the Closing Date, (ii) in the event Hitachi ceases to beneficially own at least 50% of the shares of our common stock it received in connection with the Acquisition, (iii) if Hitachi has sold at least 10% of the shares of our common stock it received in connection with the Acquisition, in the event that Hitachi ceases to beneficially own at least 5% of our outstanding common stock, (iv) upon Hitachi's breach of certain standstill or transfer restriction obligations of the Investor Rights Agreement, or (v) upon Hitachi's material breach of a separate Agreement Not to Compete that we entered into with Hitachi on the Closing Date.

On the Closing Date, Western Digital Corporation, WDI and Western Digital Technologies, Inc. ("WDT") entered into a five-year credit agreement (the "Credit Facility") with Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, and the lenders party thereto. The Credit Facility provided for $2.8 billion of unsecured loan facilities consisting of a $2.3 billion term loan facility and a $500 million revolving credit facility. The only borrower under the term loan facility is WDI and the revolving credit facility is available to both WDI and WDT. The $2.3 billion term loans and $500 million revolving loans were used, together with additional cash and the 25 million newly issued shares of our common stock, to fund the Acquisition. See "Liquidity and Capital Resources — Contractual Obligations and Commitments" for a further description of the Credit Facility.

Toshiba Transactions

In connection with the regulatory approval process of the Acquisition, we announced on May 15, 2012 that we had closed a transaction with Toshiba Corporation ("Toshiba") to divest certain 3.5-inch hard drive assets and to purchase Toshiba Storage Device (Thailand) Company Limited ("TSDT"), a wholly-owned subsidiary of Toshiba that manufactured hard drives prior to the recent Thailand flooding. The net impact of these two transactions was immaterial to our consolidated financial statements.

Maintenance of Competitive Requirement

In addition, in connection with the regulatory approval process of the Acquisition, we agreed to certain conditions required by the Chinese Ministry of Commerce ("MOFCOM"), including adopting measures to maintain HGST as an independent competitor until MOFCOM agrees otherwise (with the minimum period being two years). We are working closely with MOFCOM to finalize an operations plan that is expected to outline in more detail the conditions of the competitive requirement.

Thailand Flooding

We suspended production in all of our Thailand manufacturing facilities during the week of October 10, 2011 due to severe flooding in Thailand, where flood waters inundated our facilities and submerged certain equipment located there. The flooded facilities in Thailand included our magnetic head slider fabrication facilities, which supplied a substantial majority of our magnetic head requirements prior to the flooding. The flooded facilities in Thailand also included our hard drive, head gimbal assembly ("HGA") and head stack assembly ("HSA") facilities.

In the March quarter of 2012, we restarted hard drive production and recommenced slider production in Thailand. We also extended slider production capacity into Malaysia and began shipping hard drives with sliders produced in Malaysia in the June quarter. We believe we now have the capability to adequately meet anticipated customer demand.

In 2012, we recorded $214 million of charges related to the flooding. Total charges included $119 million of fixed asset impairments, $61 million of recovery charges, $28 million of write-downs of damaged inventory and $27 million in wage continuation during the shutdown period of our facilities, offset by $21 million of insurance recoveries and other cost reimbursements. We maintain insurance coverage that provides property and business interruption coverage in the event of losses arising from flooding. We have submitted claims to our insurers and are awaiting a determination of how much of our total losses will be covered by insurance. It is reasonably possible that the final losses that we incur in connection with the flood damage and our business interruption will exceed the limits of our insurance policies.

Results of Operations

Fiscal 2012 Overview

In accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), operating results for HGST and the magnetic media sputtering operations of Hoya Corporation and Hoya Magnetics Singapore Pte. Ltd. (together, "Hoya"), which were acquired on March 8, 2012 and June 30, 2010, respectively, are included in our operating results only after the dates of their acquisition.

In 2012, our net revenue increased by 31% to $12.5 billion on hard drive shipments of 202 million units as compared to $9.5 billion and 207 million units in 2011. Operations from HGST contributed $3.1 billion in net revenue. In 2012, 19% of our hard drive revenue was derived from non-compute and enterprise markets, which include CE products, enterprise applications, and branded products, as compared to 27% in the prior-year period. Hard drive ASP increased to $62 in 2012 from $45 in 2011. Gross margin percentage increased to 29.2% in 2012 from 18.8% in 2011. Operating income increased from $781 million in 2011 to $1.8 billion in 2012, which included a net $214 million of charges related to the flooding, $80 million of impairments and other charges and $54 million of expenses related to the acquisition of HGST. As a percentage of net revenue, operating income was 14.2% in 2012 compared to 8.2% in 2011. Net income in 2012 was $1.6 billion, or $6.58 per diluted share, compared to $726 million, or $3.09 per diluted share, in 2011.

For the September quarter, we expect overall hard drive industry shipments to remain flat with the June quarter and pricing to reflect competitive market conditions. As such, we expect our revenue in the September quarter to decrease slightly from the June quarter. For fiscal 2013, we expect overall hard drive industry shipments to increase 5% from fiscal 2012.

Summary Comparison of 2012, 2011 and 2010

The following table sets forth, for the periods presented, selected summary information from our consolidated statements of income by dollars and percentage of net revenue (in millions, except percentages):

	Years Ended					
	June 29, 2012		July 1, 2011		July 2, 2010	
Net revenue	$12,478	100.0%	$9,526	100.0%	$9,850	100.0%
Gross margin	3,638	29.2	1,791	18.8	2,401	24.4
R&D and SG&A*	1,573	12.6	1,010	10.6	876	8.9
Charges related to flooding, net	214	1.7	—	—	—	—
Impairment and other charges	80	0.6	—	—	—	—
Operating income	1,771	14.2	781	8.2	1,525	15.5
Other expense, net	(14)	(0.1)	(1)	—	(5)	(0.1)
Income before income taxes	1,757	14.1	780	8.2	1,520	15.4
Income tax provision	145	1.2	54	0.6	138	1.4
Net income	1,612	12.9	726	7.6	1,382	14.0

* SG&A includes $54 million and $17 million of expenses related to the acquisition of HGST in 2012 and 2011, respectively. In addition, SG&A includes $7 million, $25 million and $27 million of litigation accruals in 2012, 2011 and 2010, respectively.

The following table sets forth, for the periods presented, summary information regarding unit shipments, ASPs and revenues by geography and channel (in millions, except percentages and ASPs):

	Years Ended		
	June 29, 2012	July 1, 2011	July 2, 2010
Net revenue	$12,478	$9,526	$9,850
ASPs (per unit)*	$ 62	$ 45	$ 50
Revenues by Geography(%)			
Americas	23%	22%	24%
Europe, Middle East and Africa	19	23	23
Asia	58	55	53
Revenues by Channel(%)			
OEM	63%	49%	51%
Distributors	25	32	31
Retailers	12	19	18
Unit Shipments*			
Compute	150	151	147
Non-compute	36	46	38
Enterprise	16	10	9
Total units shipped	202	207	194

* Based on sales of hard drive units only.

Fiscal Year 2012 Compared to Fiscal Year 2011

Net Revenue. Net revenue was $12.5 billion for 2012, an increase of 31% from 2011. Operations from HGST contributed $3.1 billion in net revenue. Total hard drive shipments in 2012 decreased to 202 million units as compared to 207 million units for the prior year. The increase in net revenue resulted primarily from a $17 increase in ASP from $45 to $62, partially offset by lower shipments. These changes were as a result of the severe supply constraints across the hard drive industry brought about by the Thailand floods.

Changes in revenue by geography and channel generally reflect normal fluctuations in market demand and competitive dynamics. However, during 2012, changes in revenue by geography and channel reflected our efforts to allocate products to our customers as a result of the flooding in Thailand by balancing their immediate needs with their prevailing inventory positions in order to maximize the availability of hard drive products to the end customer within the shortest time horizon. In addition, as a result of our acquisition of HGST, our revenue by channel mix has become more heavily weighted toward OEM.

In accordance with standard industry practice, we have sales incentive and marketing programs that provide customers with price protection and other incentives or reimbursements that are recorded as a reduction to gross revenue. For 2012, these programs represented 6% of gross revenues compared to 11% in 2011. This decrease was mainly driven by the severe supply constraints brought about by the Thailand floods. These amounts generally vary according to several factors including industry conditions, seasonal demand, competitor actions, channel mix and overall availability of product.

Gross Margin. Gross margin for 2012 was $3.6 billion, an increase of $1.8 billion, or 103%, from the prior year. Gross margin as a percentage of net revenue increased to 29.2% in 2012 from 18.8% in 2011. This percentage increase was primarily due to an increase in ASP brought about by the impact of the Thailand flooding, offset by $91 million for costs recognized upon the sale of inventory that was written-up to fair value and $48 million for amortization of intangibles related to the Acquisition.

Operating Expenses. Total research and development ("R&D") expense and selling, general and administrative ("SG&A") expense increased to 12.6% of net revenue in 2012 compared to 10.6% in 2011. R&D expense was $1.1 billion in 2012, an increase of $352 million, or 50%, over the prior year. This increase in R&D expense was primarily due to increased expense related to the business of HGST and the continued investment in product development to support new programs. As a percentage of net revenue, R&D expense increased to 8.5% in 2012 compared to 7.4% in 2011. SG&A expense was $518 million in 2012, an increase of $211 million, or 69%, as compared to 2011. This increase in SG&A expense was primarily due to increased expense related to the business of HGST, the expansion of sales and marketing to support new products and growing markets, $37 million of incremental expenses related to the acquisition of HGST and $15 million for amortization of intangibles related to the Acquisition. SG&A expense as a percentage of net revenue increased to 4.2% in 2012 compared to 3.2% in 2011.

During 2012, we recorded $214 million of net charges related to the flooding in Thailand, including $119 million of fixed asset impairments, $61 million of recovery charges, $28 million of write-downs of damaged inventory and $27 million in wage continuation during the shutdown period of our facilities, offset by $21 million of insurance recoveries and other cost reimbursements.

In addition, during the fourth quarter of 2012, we recorded $56 million of asset impairment charges, $16 million of contract termination and other exit costs and $8 million of employee termination benefits.

Other Income (Expense). Other expense, net was $14 million in 2012 compared to $1 million in 2011. Interest expense increased from $10 million in 2011 to $26 million in 2012, primarily due to interest on a higher debt balance and a $5 million increase in debt commitment fees incurred prior to the closing of the Acquisition, offset by $4 million of gains on sales of our investments. Interest income increased from $9 million in 2011 to $12 million in 2012 due to higher average daily invested cash balances.

Income Tax Provision. Income tax expense was $145 million in 2012 as compared to $54 million in 2011. Tax expense as a percentage of income before taxes was 8.3% in 2012 compared to 6.9% for 2011. The differences between the effective tax rate and the U.S. Federal statutory rate are primarily due to tax holidays in Malaysia, the Philippines, Singapore and Thailand that expire at various dates through 2025 and the current year generation of income tax credits.

As of June 29, 2012, we had a recorded liability for unrecognized tax benefits of approximately $280 million, which includes $39 million assumed in the Acquisition. Aside from the increase in the liability for unrecognized tax benefits related to liabilities assumed in the Acquisition, we recognized a net decrease of $4 million in our liability for unrecognized tax benefits during 2012. Interest and penalties recognized on such amounts were not material.

The Internal Revenue Service ("IRS") has completed its field examination of the federal income tax returns for fiscal years 2006 and 2007 for us and calendar years 2005 and 2006 for Komag, Incorporated ("Komag"), which was acquired by us on September 5, 2007. In September 2011, we received a final Revenue Agent Report ("RAR") and Closing Agreement with respect to the years under examination for Komag. This agreement resulted in an immaterial benefit to our income tax provision. We have also received RARs from the IRS that seek adjustments to income before income taxes of approximately $970 million in connection with unresolved issues related primarily to transfer pricing and certain other intercompany transactions. We disagree with the proposed adjustments. In May 2011, we filed a protest with the IRS Appeals Office regarding the proposed adjustments. Meetings with the Appeals Office began in February 2012. In January 2012, the IRS commenced an examination of our fiscal years 2008 and 2009 and Komag's period ended September 5, 2007.

We believe that adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in our tax audits are resolved in a manner not consistent with management's expectations, we could be required to adjust our provision for income taxes in the period such resolution occurs. As of June 29, 2012, it is not possible to estimate the amount of change, if any, in the unrecognized tax benefits that is reasonably possible within the next twelve months. Any significant change in the amount of our unrecognized tax benefits would most likely result from additional information or settlements relating to the examination of our tax returns.

Arbitration Award

As disclosed below in Part II, Item 8, Note 5 in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K, on November 18, 2011, a sole arbitrator ruled against us in an arbitration in Minnesota. The arbitration involves claims brought by Seagate Technology LLC against us and a now former employee, alleging misappropriation of confidential information and trade secrets. The arbitrator issued an interim award against us in the amount of $525 million plus pre-award interest. On January 23, 2012, the arbitrator issued a final award adding pre-award interest in the amount of $105.4 million, for a total award of $630.4 million. On January 23, 2012, we filed a petition in the District Court of Hennepin County, Minnesota to have the final arbitration award vacated. A hearing on the petition to vacate was held on March 1, 2012. Interest (as simple interest, not compounding) on the final award ($630.4 million) also accrues at the Minnesota statutory rate of 10% per year while we pursue our motion to vacate the award, and if necessary, an appeal if the motion to vacate the award is unsuccessful. We intend to pursue vigorously our motion to vacate the award and, if necessary, to appeal the award if it is confirmed by the District Court of Hennepin County Minnesota. We do not believe it is probable that the arbitrator's award will be sustained and accordingly has not recorded any cost or liability for the arbitrator's award in excess of the amount previously accrued by us ($25 million). We cannot make any assurances that we will be successful in our efforts to vacate the award or to overturn the award on appeal. If we are unsuccessful in these efforts, payment of the award, including interest, would adversely affect our financial condition, results of operations and cash flows. We will also be required to record a liability for the award if we should determine it is probable we will be required to pay the award.

Fiscal Year 2011 Compared to Fiscal Year 2010

Net Revenue. Net revenue was $9.5 billion for 2011, a decrease of 3% from 2010. Total hard drive shipments increased to 207 million units as compared to 194 million units for the prior year. The decrease in net revenue resulted primarily from a $5 decrease in ASP from $50 to $45, partially offset by the increase in unit shipments.

Changes in revenue by geography and channel generally reflected normal fluctuations in market demand and competitive dynamics.

In accordance with standard industry practice, we have sales incentive and marketing programs that provide customers with price protection and other incentives or reimbursements that are recorded as a reduction to gross revenue. For 2011, these programs represented 11% of gross revenues compared to 8% in 2010. These amounts generally vary according to several factors including industry conditions, seasonal demand, competitor actions, channel mix and overall availability of product.

Gross Margin. Gross margin for 2011 was $1.8 billion, a decrease of $610 million, or 25% from the prior year. Gross margin as a percentage of net revenue decreased to 18.8% in 2011 from 24.4% in 2010. This decrease was primarily due to an aggressive pricing environment, resulting in a lower ASP.

Operating Expenses. Total R&D expense and SG&A expense increased to 10.6% of net revenue in 2011 compared to 8.9% in 2010. R&D expense was $703 million in 2011, an increase of $92 million, or 15% over the prior year. As a percentage of net revenue, R&D expense increased to 7.4% in 2011 compared to 6.2% in 2010. This increase in R&D expense was primarily due to the continued investment in product development to support new programs. SG&A expense was $307 million in 2011, an increase of $42 million, or 16%, as compared to 2010. SG&A expense as a percentage of net revenue increased to 3.2% in 2011 compared to 2.7% in 2010. This increase in SG&A expense was primarily due to the expansion of sales and marketing to support new products and growing markets as well as $17 million of expenses related to the acquisition of HGST.

Other Income (Expense). Other expense, net was $1 million in 2011 compared to $5 million in 2010. This decrease was primarily due to an increase in interest income of $5 million due to higher average daily invested cash balances and a $1 million decrease in our term loan interest expense due to a lower principal balance, partially offset by acquisition-related debt commitment fees of $2 million.

Income Tax Provision. Income tax expense was $54 million in 2011 as compared to $138 million in 2010. Tax expense as a percentage of income before taxes was 7% in 2011 compared to 9% for 2010. Income tax expense for 2011 reflects the extension of the R&D tax credit that was signed into law in December 2010. The differences between the effective tax rate and the U.S. Federal statutory rate are primarily due to tax holidays in Malaysia, Singapore and Thailand that expire at various dates through 2023 and the current year generation of income tax credits.

We recognized a net increase of $15 million in our liability for unrecognized tax benefits during 2011. As of July 1, 2011, we had a recorded liability for unrecognized tax benefits of approximately $245 million. Interest and penalties recognized on such amounts were not material.

Liquidity and Capital Resources

We ended 2012 with total cash and cash equivalents of $3.2 billion, a decrease of $282 million from July 1, 2011. The following table summarizes our statements of cash flows for the three years ended June 29, 2012 (in millions):

	Years Ended		
	June 29, 2012	July 1, 2011	July 2, 2010
Net cash flow provided by (used in):			
Operating activities	$ 3,067	$1,655	$1,942
Investing activities	(4,167)	(793)	(986)
Financing activities	819	(106)	(16)
Effect of exchange rate changes on cash	(1)	—	—
Net increase (decrease) in cash and cash equivalents	$ (282)	$ 756	$ 940

Our investment policy is to manage our investment portfolio to preserve principal and liquidity while maximizing return through the full investment of available funds. We believe our cash, cash equivalents and cash generated from operations will be sufficient to meet our working capital, debt and capital expenditure needs for the next twelve months. Our ability to sustain our working capital position is subject to a number of risks that we discuss in Item 1A of this Annual Report on Form 10-K.

A total of $1.7 billion and $3.0 billion of our cash and cash equivalents was held outside of the United States at June 29, 2012 and July 1, 2011, respectively. Substantially all of the amounts held outside of the United States are intended to be indefinitely reinvested in foreign operations. Our current plans do not anticipate that we will need funds generated from foreign operations to fund our domestic operations. In the event funds from foreign operations are needed in the United States, any repatriation could result in the accrual and payment of additional U.S. income tax.

Operating Activities

Net cash provided by operating activities during 2012 was $3.1 billion as compared to $1.7 billion for 2011 and $1.9 billion for 2010. Cash flow from operating activities consists of net income, adjusted for non-cash charges, plus or minus working capital changes. This represents our principal source of cash. Net cash provided by working capital changes was $324 million for 2012 as compared to $238 million for 2011 and net cash used to fund working capital changes was $37 million for 2010.

Our working capital requirements primarily depend on the effective management of our cash conversion cycle, which measures how quickly we can convert our products into cash through sales. The average quarterly cash conversion cycles for the three years ended 2012 were as follows:

	Years Ended		
	June 29, 2012	July 1, 2011	July 2, 2010
Days sales outstanding	49	47	46
Days in inventory	37	27	23
Days payables outstanding	(83)	(75)	(72)
Cash conversion cycle	3	(1)	(3)

For 2012, our average days sales outstanding ("DSOs") increased by 2 days, days in inventory ("DIOs") increased by 10 days, and days payables outstanding ("DPOs") increased by 8 days. These increases were primarily due to the impact of including HGST's accounts receivable, inventory and accounts payable balances as of June 29, 2012, but only including HGST's revenue and cost of sales from the date of Acquisition. Changes in average DSOs and DIOs are generally related to linearity of shipments and the timing of inventory builds, respectively. Changes in DPOs are generally related to production volume and the timing of purchases during the period. From time to time, we modify the timing of payments to our vendors. We make modifications primarily to manage our vendor relationships and to manage our cash flows, including our cash balances. Generally, we make the payment modifications through negotiations with our vendors or by granting to, or receiving from, our vendors' payment term accommodations.

Investing Activities

Net cash used in investing activities for 2012 was $4.2 billion as compared to $793 million for 2011 and $986 million for 2010. During 2012, cash used in investing activities consisted of $3.5 billion, net of cash acquired, used for the acquisitions, $76 million of proceeds related to the sale of equipment, and capital expenditures of $717 million. During 2011, cash used in investing activities consisted of capital expenditures of $778 million and $15 million for equipment related to the acquisition of a semiconductor wafer fabrication facility. During 2010, cash used in investing activities consisted primarily of $737 million for capital expenditures, $233 million used for the acquisition of the magnetic media sputtering operations of Hoya and $20 million used for the acquisition of the land and building associated with the acquisition of a semiconductor wafer fabrication facility, offset by $3 million of sales related to our auction-rate securities.

Capital expenditures in 2012 primarily consisted of flood recovery, the extension of slider production capacity into Malaysia and increased capacity for our broadening and growing product portfolio.

Our cash equivalents are invested in highly liquid money market funds that are invested in U.S. Treasury securities, U.S. Treasury bills and U.S. Government agency securities. During 2012, we settled $1 million of auction-rate securities, which are classified as available-for-sale securities, reducing the carrying value of these investments to $14 million.

Financing Activities

Net cash provided by financing activities for 2012 was $819 million as compared to $106 million and $16 million used in financing activities for 2011 and 2010, respectively. Net cash provided by financing activities for 2012 consisted of the $2.8 billion of proceeds borrowed under the Credit Facility in connection with the Acquisition, net of issuance costs, and a net $141 million provided by employee stock plans, offset by $604 million used to repurchase stock and $1.5 billion used to repay outstanding debt of the Company as well as debt assumed in the Acquisition. Net cash used in financing activities for 2011 consisted of $106 million used to repay long-term debt and $50 million used to repurchase shares of our common stock, offset by a net $50 million related to employee stock plans. Net cash used in financing activities for 2010 consisted of $82 million used to repay long-term debt, partially offset by a net $66 million provided by employee stock plans.

Off-Balance Sheet Arrangements

Other than facility lease commitments incurred in the normal course of business and certain indemnification provisions (see "Contractual Obligations and Commitments" below), we do not have any off-balance sheet financing arrangements or liabilities, guarantee contracts, retained or contingent interests in transferred assets, or any obligation arising out of a material variable interest in an unconsolidated entity. We do not have any majority-owned subsidiaries that are not included in the consolidated financial statements. Additionally, we do not have an interest in, or relationships with, any special-purpose entities.

Contractual Obligations and Commitments

The following is a summary of our known contractual cash obligations and commercial commitments as of June 29, 2012 (in millions):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, including current portion	$2,185	$ 230	$460	$1,495	$—
Operating leases	192	48	60	29	55
Unrecognized tax benefits	245	—	104	141	—
Purchase obligations	6,468	6,448	16	3	1
Total	$9,090	$6,726	$640	$1,668	$56

Long-Term Debt

On March 8, 2012, in connection with the Acquisition, WDI and WDT entered into the Credit Facility that provided for $2.8 billion of unsecured loan facilities, consisting of a $2.3 billion term loan facility and a $500 million revolving credit facility. The $2.3 billion term loan facility and $500 million available under the revolving credit facility were borrowed on the Closing Date and used to partially fund the Acquisition and repay our existing debt and debt assumed in the Acquisition. The $500 million revolving credit facility was repaid in the fourth quarter of fiscal 2012. As of June 29, 2012, the outstanding balance of the term loan facility was $2.2 billion. We are required to make principal payments on the term loan facility totaling $230 million a year for 2013 through 2016 and the remaining $1.3 billion balance (subject to adjustment to reflect prepayments or an increase to its term loan facility) in 2017, with the term loan facility balance due and payable in full on March 8, 2017. See Part II, Item 8, Note 3 in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

The Credit Facility requires us to comply with a leverage ratio and an interest coverage ratio calculated on a consolidated basis for us and our subsidiaries. In addition, the Credit Facility contains customary covenants, including covenants that limit or restrict, subject to certain exceptions, our ability to incur liens, incur indebtedness, make certain restricted payments, merge, consolidate or dispose of substantially all of our assets, enter into certain speculative hedging arrangements and make any material change in the nature of our business. Upon the occurrence of an event of default under the Credit Facility, the administrative agent at the request, or with the consent, of the Required Lenders (as defined in the Credit Facility) may cease making loans, terminate the Credit Facility and declare all amounts outstanding to be immediately due and payable, require the cash collateralization of letters of credit and/or exercise all other rights and remedies available to it, the lenders and the letter of credit issuer. The Credit Facility specifies a number of events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults, material judgment defaults and a change of control default. As of June 29, 2012, we were in compliance with all covenants under the Credit Facility.

On March 8, 2012, the Company repaid the entire outstanding principal amount of $231 million on its previous term loan facility originally scheduled to mature on February 11, 2013, plus accrued and unpaid interest, as well as $585 million of assumed debt from the acquisition of HGST.

Purchase Orders

In the normal course of business, we enter into purchase orders with suppliers for the purchase of hard drive components used to manufacture our products. These purchase orders generally cover forecasted component supplies needed for production during the next quarter, are recorded as a liability upon receipt of the components, and generally may be changed or canceled at any time prior to shipment of the components. We also enter into purchase orders with suppliers for capital equipment that are recorded as a liability upon receipt of the equipment. Our ability to change or cancel a capital equipment purchase order without penalty depends on the nature of the equipment being ordered. In some cases, we may be obligated to pay for certain costs related to changes to, or cancellation of, a purchase order, such as costs incurred for raw materials or work in process of components or capital equipment.

We have entered into long-term purchase agreements with various component suppliers, which contain minimum quantity requirements. However, the dollar amount of the purchases may depend on the specific products ordered, achievement of pre-defined quantity or quality specifications or future price negotiations. The estimated related minimum purchase requirements are included in "Purchase obligations" in the table above. We have also entered into long-term purchase agreements with various component suppliers that carry fixed volumes and pricing which obligate us to make certain future purchases, contingent on certain conditions of performance, quality and technology of the vendor's components. These arrangements are included under "Purchase obligations" in the table above.

We enter into, from time to time, other long-term purchase agreements for components with certain vendors. Generally, future purchases under these agreements are not fixed and determinable as they depend on our overall unit volume requirements and are contingent upon the prices, technology and quality of the supplier's products remaining competitive. These arrangements are not included under "Purchase obligations" in the table above. Please see Item 1A of this Annual Report on Form 10-K for a discussion of risks related to these commitments.

As a result of the Thailand floods and the impact on our ability to manufacture sufficient recording heads, we entered into an agreement on November 15, 2011 with SAE Magnetics (H.K.) Ltd., a subsidiary of TDK ("SAE"), to supply incremental heads. The agreement commenced in the third quarter of fiscal 2012 and includes quarterly minimum volumes through fiscal 2013. We have had an ongoing supply relationship for heads with SAE over periods spanning several years prior to this agreement.

Foreign Exchange Contracts

We purchase short-term, foreign exchange contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, revenue, liabilities and commitments for operating expenses and product costs denominated in foreign currencies. See Part II, Item 7A, under the heading "Disclosure About Foreign Currency Risk," for a description of our current foreign exchange contract commitments and Part II, Item 8, Notes 1 and 11 in the Notes to Consolidated Financial Statements, included in this Annual Report on Form 10-K.

Indemnifications

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of our breach of such agreements, products or services to be provided by us, or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with our directors and certain of our officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. We maintain director and officer insurance, which may cover certain liabilities arising from our obligation to indemnify our directors and officers in certain circumstances.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, we have not incurred material costs as a result of obligations under these agreements.

Unrecognized Tax Benefits

As of June 29, 2012, the cash portion of our total recorded liability for unrecognized tax benefits was $245 million, which included $29 million related to the Acquisition. We estimate the timing of the future payments of these liabilities to be within the next one to five years. See Part II, Item 8, Note 9 in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for information regarding our total tax liability for unrecognized tax benefits.

Stock Repurchase Program

Our Board of Directors previously authorized us to repurchase $750 million of our common stock in open market transactions under a stock repurchase program through March 31, 2013. On May 21, 2012, the Company announced that the Board of Directors authorized an additional $1.5 billion for the repurchase of our common stock and the extension of our stock repurchase program until May 18, 2017. As of June 29, 2012 the entire $750 million previously authorized for repurchase had been utilized. In addition, as of June 29, 2012 $188 million of the $1.5 billion authorized on May 21, 2012 had been utilized. Since the inception of this program in 2005, through June 29, 2012, we have repurchased 36 million shares of our common stock for a total cost of $938 million. We repurchased 16.4 million shares for a total cost of $604 million during 2012. Subsequent to June 29, 2012 through August 16, 2012, we repurchased an additional 2.1 million shares for a total cost of $91 million. We may continue to repurchase our stock as we deem appropriate and market conditions allow. Repurchases under our stock repurchase program may be made in the open market or in privately negotiated transactions and may be made under a Rule 10b5-1 plan. We expect stock repurchases to be funded principally by operating cash flows.

Critical Accounting Policies and Estimates

We have prepared the accompanying consolidated financial statements in accordance with U.S. GAAP. The preparation of the financial statements requires the use of judgments and estimates that affect the reported amounts of revenues, expenses, assets, liabilities and shareholders' equity. We have adopted accounting policies and practices that are generally accepted in the industry in which we operate. We believe the following are our most critical accounting policies that affect significant areas and involve judgment and estimates made by us. If these estimates differ significantly from actual results, the impact to the consolidated financial statements may be material.

Revenue and Accounts Receivable

In accordance with standard industry practice, we provide distributors and retailers (collectively referred to as "resellers") with limited price protection for inventories held by resellers at the time of published list price reductions, and we provide resellers and OEMs with other sales incentive programs. At the time we recognize revenue to resellers and OEMs, we record a reduction of revenue for estimated price protection until the resellers sell such inventory to their customers and we also record a reduction of revenue for the other programs in effect. We base these adjustments on several factors including anticipated price decreases during the reseller holding period, resellers' sell-through and inventory levels, estimated amounts to be reimbursed to qualifying customers, historical pricing information and customer claim processing. If customer demand for hard drives or market conditions differs from our expectations, our operating results could be materially affected. We also have programs under which we reimburse qualified distributors and retailers for certain marketing expenditures, which are recorded as a reduction of revenue. These amounts generally vary according to several factors including industry conditions, seasonal demand, competitor actions, channel mix and overall availability of product. Generally, total sales incentive and marketing programs range from 9% to 12% of gross revenues per quarter. However, for 2012, sales incentive and marketing programs were 6% of gross revenues due to the severe supply constraints across the hard drive industry brought about by the Thailand floods. Changes in future customer demand and market conditions may require us to adjust our incentive programs as a percentage of gross revenue from the current range. Adjustments to revenues due to changes in accruals for these programs related to revenues reported in prior periods have averaged 0.3% of quarterly gross revenue since the first quarter of fiscal 2010. Customer sales incentive and marketing programs are recorded as a reduction of revenue.

We record an allowance for doubtful accounts by analyzing specific customer accounts and assessing the risk of loss based on insolvency, disputes or other collection issues. In addition, we routinely analyze the different receivable aging categories and establish reserves based on a combination of past due receivables and expected future losses based primarily on our historical levels of bad debt losses. If the financial condition of a significant customer deteriorates resulting in its inability to pay its accounts when due, or if our overall loss history changes significantly, an adjustment in our allowance for doubtful accounts would be required, which could materially affect operating results.

We establish provisions against revenue and cost of revenue for sales returns in the same period that the related revenue is recognized. We base these provisions on existing product return notifications. If actual sales returns exceed expectations, an increase in the sales return accrual would be required, which could materially affect operating results.

Warranty

We record an accrual for estimated warranty costs when revenue is recognized. We generally warrant our products for a period of one to five years. Our warranty provision considers estimated product failure rates and trends, estimated repair or replacement costs and estimated costs for customer compensatory claims related to product quality issues, if any. We use a statistical warranty tracking model to help prepare our estimates and assist us in exercising judgment in determining the underlying estimates. Our statistical tracking model captures specific detail on hard drive reliability, such as factory test data, historical field return rates, and costs to repair by product type. Our judgment is subject to a greater degree of subjectivity with respect to newly introduced products because of limited field experience with those products upon which to base our warranty estimates. We review our warranty accrual quarterly for products shipped in prior periods and which are still under warranty. Any changes in the estimates underlying the accrual may result in adjustments that impact current period gross margin and income. Such changes are generally a result of differences between forecasted and actual return rate experience and costs to repair. If actual product return trends, costs to repair returned products or costs of customer compensatory claims differ significantly from our estimates, our future results of operations could be materially affected. For a summary of historical changes in estimates related to pre-existing warranty provisions, refer to Part II, Item 8, Note 4 in the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Inventories

We value inventories at the lower of cost (first-in, first-out and weighted average methods) or net realizable value. We use the first-in, first-out ("FIFO") method to value the cost of the majority of our inventories, while we use the weighted-average method to value precious metal inventories. Weighted-average cost is calculated based upon the cost of precious metals at the time they are received by us. We have determined that it is not practicable to assign specific costs to individual units of precious metals and, as such, we relieve our precious metals inventory based on the weighted-average cost of the inventory at the time the inventory is used in production. The weighted average method of valuing precious metals does not materially differ from a FIFO method. We record inventory write-downs for the valuation of inventory at the lower of cost or net realizable value by analyzing market conditions and estimates of future sales prices as compared to inventory costs and inventory balances.

We evaluate inventory balances for excess quantities and obsolescence on a regular basis by analyzing estimated demand, inventory on hand, sales levels and other information, and reduce inventory balances to net realizable value for excess and obsolete inventory based on this analysis. Unanticipated changes in technology or customer demand could result in a decrease in demand for one or more of our products, which may require a write down of inventory that could materially affect operating results.

Litigation and Other Contingencies

When we become aware of a claim or potential claim, we assess the likelihood of any loss or exposure. We disclose information regarding each material claim where the likelihood of a loss contingency is probable or reasonably possible. If a loss contingency is probable and the amount of the loss can be reasonably estimated, we record an accrual for the loss. In such cases, there may be an exposure to potential loss in excess of the amount accrued. Where a loss is not probable but is reasonably possible, or where a loss in excess of the amount accrued is reasonably possible, we disclose an estimate of the amount of the loss or range of possible losses for the claim if a reasonable estimate can be made, unless the amount of such reasonably possible losses is not material to our financial position, results of operations or cash flows. The ability to predict the ultimate outcome of such matters involves judgments, estimates and inherent uncertainties. The actual outcome of such matters could differ materially from management's estimates. Refer to Part II, Item 8, Note 5 in the Notes to Consolidated Financial Statements, included in this Annual Report on Form 10-K.

Income Taxes

We account for income taxes under the asset and liability method, which provides that deferred tax assets and liabilities be recognized for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and expected benefits of utilizing net operating loss and tax credit carryforwards. We record a valuation allowance when it is more likely than not that the deferred tax assets will not be realized. Each period, we evaluate the need for a valuation allowance for our deferred tax assets and we adjust the valuation allowance so that we record net deferred tax assets only to the extent that we conclude it is more likely than not that these deferred tax assets will be realized.

We recognize liabilities for uncertain tax positions based on a two-step process. To the extent a tax position does not meet a more-likely-than-not level of certainty, no benefit is recognized in the financial statements. If a position meets the more-likely-than-not level of certainty, it is recognized in the financial statements at the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties related to unrecognized tax benefits are recognized on liabilities recorded for uncertain tax positions and are recorded in our provision for income taxes. The actual liability for unrealized tax benefits in any such contingency may be materially different from our estimates, which could result in the need to record additional liabilities for unrecognized tax benefits or potentially adjust previously-recorded liabilities for unrealized tax benefits and materially affect our operating results.

Stock-based Compensation

We account for all stock-based compensation at fair value. Stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. The fair values of all stock options and stock appreciation rights granted are estimated using a binomial model, and the fair values of all Employee Stock Purchase Plan purchase rights are estimated using the Black-Scholes-Merton option-pricing model. We account for SARs as liability awards based upon our intention to settle such awards in cash. The SARs liability is recognized for that portion of fair value for the service period rendered at the reporting date. The share-based liability is remeasured at each reporting date through the requisite service period. Both the binomial and the Black-Scholes-Merton models require the input of highly subjective assumptions. We are required to use judgment in estimating the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ significantly from the original estimate, stock-based compensation expense and our results of operations could be materially affected.

Recent Accounting Pronouncements

For a description of recently issued and adopted accounting pronouncements, including the respective dates of adoption and expected effects on our results of operations and financial condition, refer to Part II, Item 8, Note 1 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K, which is incorporated by reference in response to this item.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Disclosure About Foreign Currency Risk

Although the majority of our transactions are in U.S. dollars, some transactions are based in various foreign currencies. We purchase short-term, foreign exchange contracts to hedge the impact of foreign currency exchange fluctuations on certain underlying assets, revenue, liabilities and commitments for operating expenses and product costs denominated in foreign currencies. The purpose of entering into these hedge transactions is to minimize the impact of foreign currency fluctuations on our results of operations. The contract maturity dates do not exceed 12 months. We do not purchase foreign exchange contracts for trading purposes. Currently, we focus on hedging our foreign currency risk related to the British Pound Sterling, Euro, Japanese Yen, Malaysian Ringgit, Philippine Peso, Singapore Dollar and Thai Baht. Singapore Dollar and Thai Baht contracts are designated as either cash flow or fair value hedges. Malaysian Ringgit contracts are designated as cash flow hedges. British Pound Sterling, Euro, Japanese Yen and Philippine Peso contracts are designated as fair value hedges. See Part II, Item 8, Notes 1 and 11 in the Notes to Consolidated Financial Statements, included in this Annual Report on Form 10-K.

As of June 29, 2012, we had outstanding the following purchased foreign exchange contracts (in millions, except weighted average contract rate):

	Contract Amount	Weighted Average Contract Rate*	Unrealized Loss
Foreign exchange contracts:			
Cash flow hedges:			
Malaysian Ringgit	$323	3.13	$ 5
Singapore Dollar	$ 21	1.26	—
Thai Baht	$896	31.52	$11
Fair value hedges:			
British Pound Sterling	$ 2	0.64	—
Euro	$ 15	0.79	—
Japanese Yen	$ 70	81.32	—
Philippine Peso	$ 4	42.87	—
Singapore Dollar	$ 3	1.26	—
Thai Baht	$292	31.45	—

* Expressed in units of foreign currency per U.S. dollar.

In 2012, 2011 and 2010, total net realized transaction and foreign exchange contract currency gains and losses were not material to our consolidated financial statements.

Disclosure About Other Market Risks

Variable Interest Rate Risk

Borrowings under the Credit Facility bear interest at a rate equal to, at the option of the applicable Borrower, either (a) a LIBOR rate determined by reference to the British Bankers Association LIBOR Rate for the interest period relevant to such borrowing, subject to certain exceptions (the "Eurodollar Rate") or (b) a base rate determined by reference to the higher of (i) the federal funds rate plus 0.50%, (ii) the prime rate as announced by Bank of America, N.A. and (iii) the Eurodollar Rate plus 1.00% (the "Base Rate"), in each case plus an applicable margin. The applicable margin for borrowings under the Credit Facility ranges from 1.50% to 2.50% with respect to borrowings at the Eurodollar Rate and 0.50% to 1.50% with respect to borrowings at the Base Rate. The applicable margins for borrowings under the Credit Facility are determined based upon a leverage ratio of the Company and its subsidiaries calculated on a consolidated basis. If the federal funds rate, prime rate or LIBOR rate increase, our interest payments could also increase. A one percent increase in the variable rate of interest on the term loan facility would increase interest expense by approximately $22 million annually.

Item 8. *Financial Statements and Supplementary Data*

Index to Financial Statements and Financial Statement Schedule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Western Digital Corporation:

We have audited the accompanying consolidated balance sheets of Western Digital Corporation and subsidiaries as of June 29, 2012 and July 1, 2011, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 29, 2012. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Digital Corporation and subsidiaries as of June 29, 2012 and July 1, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended June 29, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Western Digital Corporation's internal control over financial reporting as of June 29, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 17, 2012, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

August 17, 2012
Irvine, California

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Western Digital Corporation:

We have audited Western Digital Corporation's internal control over financial reporting as of June 29, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Western Digital Corporation maintained, in all material respects, effective internal control over financial reporting as of June 29, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Western Digital Corporation and subsidiaries as of June 29, 2012 and July 1, 2011, the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 29, 2012, and the related financial statement schedule, and our report dated August 17, 2012, expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ KPMG LLP

August 17, 2012
Irvine, California

WESTERN DIGITAL CORPORATION

CONSOLIDATED BALANCE SHEETS
(in millions, except par value)

	June 29, 2012	July 1, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,208	$3,490
Accounts receivable, net	2,364	1,206
Inventories	1,210	577
Other current assets	359	214
Total current assets	7,141	5,487
Property, plant and equipment, net	4,067	2,224
Goodwill	1,975	151
Other intangible assets, net	799	71
Other non-current assets	224	185
Total assets	$14,206	$8,118
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,773	$1,545
Accrued expenses	858	349
Accrued warranty	171	132
Current portion of long-term debt	230	144
Total current liabilities	4,032	2,170
Long-term debt	1,955	150
Other liabilities	550	310
Total liabilities	6,537	2,630
Commitments and contingencies (Notes 4 and 5)		
Shareholders' equity:		
Preferred stock, $.01 par value; authorized — 5 shares; issued and outstanding — none	—	—
Common stock, $.01 par value; authorized — 450 shares; issued and outstanding — 246 and 233 shares, respectively	3	2
Additional paid-in capital	2,223	1,091
Accumulated other comprehensive loss	(15)	(5)
Retained earnings	6,012	4,400
Treasury stock — common shares at cost; 15 shares and none, respectively	(554)	—
Total shareholders' equity	7,669	5,488
Total liabilities and shareholders' equity	$14,206	$8,118

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN DIGITAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share amounts)

	Years Ended		
	June 29, 2012	July 1, 2011	July 2, 2010
Revenue, net	$12,478	$9,526	$9,850
Cost of revenue	8,840	7,735	7,449
Gross margin	3,638	1,791	2,401
Operating expenses:			
Research and development	1,055	703	611
Selling, general and administrative	518	307	265
Charges related to flooding, net	214	—	—
Impairment and other charges	80	—	—
Total operating expenses	1,867	1,010	876
Operating income	1,771	781	1,525
Other income (expense):			
Interest income	12	9	4
Interest and other expense	(26)	(10)	(9)
Total other expense, net	(14)	(1)	(5)
Income before income taxes	1,757	780	1,520
Income tax provision	145	54	138
Net income	$ 1,612	$ 726	$1,382
Income per common share:			
Basic	$ 6.69	$ 3.14	$ 6.06
Diluted	$ 6.58	$ 3.09	$ 5.93
Weighted average shares outstanding:			
Basic	241	231	228
Diluted	245	235	233

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN DIGITAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended		
	June 29, 2012	July 1, 2011	July 2, 2010
Cash flows from operating activities			
Net income	$ 1,612	$ 726	$1,382
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	825	602	510
Stock-based compensation	92	69	60
Deferred income taxes	34	20	27
Non-cash portion of charges related to flooding	119	—	—
Non-cash portion of impairment and other charges	61	—	—
Changes in:			
Accounts receivable, net	162	50	(330)
Inventories	88	(17)	(148)
Accounts payable	132	178	270
Accrued expenses	(128)	71	67
Other assets and liabilities	70	(44)	104
Net cash provided by operating activities	3,067	1,655	1,942
Cash flows from investing activities			
Purchases of property, plant and equipment	(717)	(778)	(737)
Acquisitions, net of cash acquired	(3,526)	(15)	(253)
Proceeds from the sale of equipment	76	—	—
Sales and maturities of investments	—	—	4
Net cash used in investing activities	(4,167)	(793)	(986)
Cash flows from financing activities			
Issuance of stock under employee stock plans	74	58	79
Taxes paid on vested stock awards under employee stock plans	(15)	(8)	(17)
Excess tax benefits from employee stock plans	82	—	4
Repurchases of common stock	(604)	(50)	—
Proceeds from debt, net of issuance costs	2,775	—	—
Repayment of debt	(908)	(106)	(82)
Repayment of assumed debt	(585)	—	—
Net cash provided by (used in) financing activities	819	(106)	(16)
Effect of exchange rate changes on cash	(1)	—	—
Net increase (decrease) in cash and cash equivalents	(282)	756	940
Cash and cash equivalents, beginning of year	3,490	2,734	1,794
Cash and cash equivalents, end of year	$ 3,208	$3,490	$2,734
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 16	$ 10	$ 7
Cash paid for interest	$ 22	$ 6	$ 8
Supplemental disclosure of non-cash financing activities:			
Common stock issued in connection with acquisition	$ 877	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN DIGITAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in millions)

	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity	Total Comprehensive Income
	Shares	Amount	Shares	Amount					
Balance at July 3, 2009	225	$2	—	$ —	$ 896	$ 2	$2,292	$3,192	$ 484
Employee stock plans	6				62			62	
Stock based compensation					60			60	
Increase in excess tax benefits from employee stock plans					4			4	
Net income							1,382	1,382	$1,382
Unrealized gain on foreign exchange contracts						9		9	9
Balance at July 2, 2010	231	$2	—	$ —	$1,022	$ 11	$3,674	$4,709	$1.391
Employee stock plans	2		2	50				50	
Stock based compensation					69			69	
Repurchase of common stock			(2)	(50)				(50)	
Net income							726	726	$ 726
Unrealized loss on foreign exchange contracts						(16)		(16)	(16)
Balance at July 1, 2011	233	$2	—	$ —	$1,091	$ (5)	$4,400	$5,488	$ 710
Employee stock plans	3		1	50	9			59	
Stock based compensation					92			92	
Common stock issued in connection with acquisition	25	1			876			877	
Stock awards assumed in acquisition					73			73	
Increase in excess tax benefits from employee stock plans					82			82	
Repurchase of common stock			(16)	(604)				(604)	
Net income							1,612	1,612	$1,612
Actuarial pension loss						(3)		(3)	(3)
Translation gain						4		4	4
Unrealized loss on foreign exchange contracts						(11)		(11)	(11)
Balance at June 29, 2012	261	$3	(15)	$(554)	$2,223	$(15)	$6,012	$7,669	$1,602

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN DIGITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Summary of Significant Accounting Policies

Western Digital Corporation (the "Company" or "Western Digital") is an industry-leading developer and manufacturer of storage products that enable people to create, manage, experience and preserve digital content. The Company designs and makes storage devices, networking equipment and home entertainment products under the WD, HGST and G-Technology brands. The Company serves each of the primary markets addressing storage opportunities — enterprise and cloud data centers, client, consumer electronics, backup, the internet and other emerging markets such as automotive and home and small office networking.

The Company operates its global business through two independent subsidiaries due to regulatory requirements — WD and HGST, both long-time innovators in the storage industry.

The Company's principal products today are hard drives that use one or more rotating magnetic disks ("magnetic media") to store and allow fast access to data. Hard drives are today's primary storage medium for digital content. The Company's hard drives are used in desktop and notebook computers, corporate and multiple types of data centers, home entertainment equipment and stand-alone consumer storage devices. The Company's other products include solid-state drives, home entertainment and networking products and software applications for smart phones and tablets.

The Company has prepared its consolidated financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and has adopted accounting policies and practices which are generally accepted in the industry in which it operates. The Company's significant accounting policies are summarized below.

Fiscal Year

The Company has a 52 or 53-week fiscal year. The 2012, 2011 and 2010 fiscal years which ended on June 29, 2012, July 1, 2011 and July 2, 2010, respectively, consisted of 52 weeks each.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounts for all foreign subsidiaries, except for one Japanese subsidiary in which Yen is the functional currency, have been remeasured using the U.S. dollar as the functional currency. Gains or losses resulting from remeasurement or translation of these accounts from local currencies into U.S. dollars were immaterial to the consolidated financial statements.

On March 8, 2012 ("Closing Date"), the Company completed its acquisition ("the Acquisition") of all of the issued and paid-up share capital of Viviti Technologies Ltd., until recently known as Hitachi Global Storage Technologies Holdings Pte. Ltd. ("HGST") from Hitachi, Ltd. ("Hitachi"). On June 30, 2010, the Company acquired the magnetic media sputtering operations of Hoya Corporation and Hoya Magnetics Singapore Pte. Ltd (together, "Hoya"). The acquisitions are further described in Note 14. The results of operations of HGST and Hoya since the dates of their acquisitions are included in the consolidated financial statements.

Cash and Cash Equivalents

The Company's cash equivalents represent highly liquid investments in money market funds, which are invested in U.S. Treasury securities, U.S. Treasury bills and U.S. Government agency securities with original maturities when purchased of three months or less.

Investments

The Company's investments consist of auction-rate securities, which are primarily backed by insurance products with original maturities greater than three months. The Company has classified these investments as available-for-sale securities and they are carried at fair value within other non-current assets in the consolidated balance sheets.

Fair Value of Financial Instruments

The carrying amounts of cash equivalents, accounts receivable, investments, accounts payable and accrued expenses approximate fair value for all periods presented because of the short-term maturity of these assets and liabilities or, in the case of investments, these are recorded using appropriate market information. The carrying amount of debt approximates fair value because of its variable interest rate.

Concentration of Credit Risk

The Company sells its products to computer manufacturers, resellers and retailers throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. The Company maintains allowances for potential credit losses, and such losses have historically been within management's expectations. At any given point in time, the total amount outstanding from any one of a number of its customers may be individually significant to the Company's financial results. At June 29, 2012 and July 1, 2011, the Company had reserves for potential credit losses of $9 million and $5 million, respectively, and net accounts receivable of $2.4 billion and $1.2 billion, respectively.

The Company also has cash equivalent and investment policies that limit the amount of credit exposure to any one financial institution or investment instrument and requires that investments be made only with financial institutions or in investment instruments evaluated as highly credit-worthy.

Inventories

The Company values inventories at the lower of cost (first-in, first out and weighted average methods) or net realizable value. The first-in, first-out ("FIFO") method is used to value the cost of the majority of the Company's inventories, while the weighted-average method is used to value precious metal inventories. Weighted-average cost is calculated based upon the cost of precious metals at the time they are received by the Company. The Company has determined that it is not practicable to assign specific costs to individual units of precious metals and, as such, precious metals are relieved from inventory based on the weighted-average cost of the inventory at the time the inventory is used in production. The weighted average method of valuing precious metals does not materially differ from a FIFO method. As of June 29, 2012 and July 1, 2011, 89% and 85%, respectively, of the inventory was valued using the FIFO method with the remainder valued using the weighted average method. Inventory write-downs are recorded for the valuation of inventory at the lower of cost or net realizable value by analyzing market conditions and estimates of future sales prices as compared to inventory costs and inventory balances.

The Company evaluates inventory balances for excess quantities and obsolescence on a regular basis by analyzing estimated demand, inventory on hand, sales levels and other information, and reduces inventory balances to net realizable value for excess and obsolete inventory based on this analysis. Unanticipated changes in technology or customer demand could result in a decrease in demand for one or more of the Company's products, which may require a write down of inventory that could materially affect operating results.

Property, Plant and Equipment

The cost of property, plant and equipment is depreciated over the estimated useful lives of the respective assets. The Company's buildings are depreciated over periods ranging from fifteen to thirty years. The majority of the Company's equipment is depreciated over periods of three to seven years. Depreciation is computed on a straight-line basis. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the related lease terms.

Goodwill and Other Long-Lived Assets

The fair value of assets acquired and liabilities assumed in a business acquisition are recognized at the acquisition date, with amounts exceeding the fair values being recognized as goodwill. Goodwill is not amortized. Instead, it is tested for impairment on an annual basis or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired. The Company did not record any impairment of goodwill during 2012, 2011 or 2010.

Other intangible assets consist primarily of technology acquired in business combinations. Acquired intangibles are amortized on a straight-line basis over their respective estimated useful lives. Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The Company recorded impairments to certain long-lived assets in 2012. See Notes 15 and 16. The Company did not record any impairments to long-lived assets during 2011 or 2010.

Revenue and Accounts Receivable

Revenue is recognized when the title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery has occurred, or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured. The Company establishes provisions against revenue and cost of revenue for estimated sales returns in the same period that the related revenue is recognized based on existing product return notifications. If actual sales returns exceed expectations, an increase in the sales return accrual would be required, which could materially affect operating results.

In accordance with standard industry practice, the Company provides distributors and retailers (collectively referred to as "resellers") with limited price protection for inventories held by resellers at the time of published list price reductions, and the Company provides resellers and OEMs with other sales incentive programs. At the time the Company recognizes revenue to resellers and OEMs, a reduction of revenue is recorded for estimated price protection until the resellers sell such inventory to their customers and the Company also records a reduction of revenue for the other programs in effect. The Company bases these adjustments on several factors including anticipated price decreases during the reseller holding period, reseller's sell-through and inventory levels, estimated amounts to be reimbursed to qualifying customers, historical pricing information and customer claim processing. If customer demand for hard drives or market conditions differ from the Company's expectations, the Company's operating results could be materially affected. The Company also has programs under which it reimburses qualified distributors and retailers for certain marketing expenditures, which are recorded as a reduction of revenue. Sales incentive and marketing programs are recorded as a reduction of revenue.

The Company records an allowance for doubtful accounts by analyzing specific customer accounts and assessing the risk of loss based on insolvency, disputes or other collection issues. In addition, the Company routinely analyzes the different receivable aging categories and establishes reserves based on a combination of past due receivables and expected future losses based primarily on its historical levels of bad debt losses. If the financial condition of a significant customer deteriorates resulting in its inability to pay its accounts when due, or if the Company's overall loss history changes significantly, an adjustment in the Company's allowance for doubtful accounts would be required, which could materially affect operating results.

The Company establishes provisions against revenue and cost of revenue for sales returns in the same period that the related revenue is recognized. These provisions are based on existing product return notifications. If actual sales returns exceed expectations, an increase in the sales return accrual would be required, which could materially affect operating results.

Warranty

The Company records an accrual for estimated warranty costs when revenue is recognized. The Company generally warrants its products for a period of one to five years. The warranty provision considers estimated product failure rates and trends, estimated repair or replacement costs and estimated costs for customer compensatory claims related to product quality issues, if any. A statistical warranty tracking model is used to help prepare estimates and assist the Company in exercising judgment in determining the underlying estimates. The statistical tracking model captures specific detail on hard drive reliability, such as factory test data, historical field return rates, and costs to repair by product type. Management's judgment is subject to a greater degree of subjectivity with respect to newly introduced products because of limited field experience with those products upon which to base warranty estimates. Management reviews the warranty accrual quarterly for products shipped in prior periods and which are still under warranty. Any changes in the estimates underlying the accrual may result in adjustments that impact current period gross margin and income. Such changes are generally a result of differences between forecasted and actual return rate experience and costs to repair. If actual product return trends, costs to repair returned products or costs of customer compensatory claims differ significantly from estimates, future results of operations could be materially affected.

Litigation and Other Contingencies

When the Company becomes aware of a claim or potential claim, the Company assesses the likelihood of any loss or exposure. The Company discloses information regarding each material claim where the likelihood of a loss contingency is probable or reasonably possible. If a loss contingency is probable and the amount of the loss can be reasonably estimated, the Company records an accrual for the loss. In such cases, there may be an exposure to potential loss in excess of the amount accrued. Where a loss is not probable but is reasonably possible or where a loss in excess of the amount accrued is reasonably possible, the Company discloses an estimate of the amount of the loss or range of possible losses for the claim if a reasonable estimate can be made, unless the amount of such reasonably possible losses is not material to the Company's financial position, results of operations or cash flows. The ability to predict the ultimate outcome of such matters involves judgments, estimates and inherent uncertainties. The actual outcome of such matters could differ materially from management's estimates. See Note 5.

Advertising Expense

Advertising costs are expensed as incurred. Selling, general and administrative expenses of the Company included advertising costs of $30 million, $11 million, and $7 million in 2012, 2011 and 2010, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which provides that deferred tax assets and liabilities be recognized for temporary differences between the financial reporting basis and the tax basis of assets and liabilities and expected benefits of utilizing net operating loss ("NOL") and tax credit carryforwards. The Company records a valuation allowance when it is more likely than not that the deferred tax assets will not be realized. Each period, the Company evaluates the need for a valuation allowance for its deferred tax assets and adjusts the valuation allowance so that the Company records net deferred tax assets only to the extent that it has concluded it is more likely than not that these deferred tax assets will be realized.

The Company recognizes liabilities for uncertain tax positions based on a two-step process. To the extent a tax position does not meet a more-likely-than-not level of certainty, no benefit is recognized in the financial statements. If a position meets the more-likely-than-not level of certainty, it is recognized in the financial statements at the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties related to unrecognized tax benefits are recognized on liabilities recorded for uncertain tax positions and are recorded in the provision for income taxes. The actual liability for unrealized tax benefits may be materially different from the Company's estimates, which could result in the need to record additional liabilities for unrecognized tax benefits or potentially adjust previously-recorded liabilities for unrealized tax benefits, and may materially affect our operating results.

Income per Common Share

The Company computes basic income per common share using net income and the weighted average number of common shares outstanding during the period. Diluted income per common share is computed using net income and the weighted average number of common shares and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares include certain dilutive outstanding employee stock options, rights to purchase shares of common stock under the Company's Employee Stock Purchase Plan ("ESPP") and restricted stock unit awards.

The following table illustrates the computation of basic and diluted income per common share (in millions, except per share data):

	Years Ended		
	June 29, 2012	July 1, 2011	July 2, 2010
Net income	$1,612	$ 726	$1,382
Weighted average shares outstanding:			
Basic	241	231	228
Employee stock options and other	4	4	5
Diluted	245	235	233
Income per common share:			
Basic	$ 6.69	$3.14	$ 6.06
Diluted	$ 6.58	$3.09	$ 5.93
Anti-dilutive potential common shares excluded*	5	3	1

* For purposes of computing diluted income per common share, certain potentially dilutive securities have been excluded from the calculation because their effect would have been anti-dilutive.

Stock-based Compensation

The Company accounts for all stock-based compensation at fair value. Stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. The fair values of all stock options and cash-settled stock appreciation rights ("SARs") granted are estimated using a binomial model, and the fair values of all ESPP purchase rights are estimated using the Black-Scholes-Merton option-pricing model. The Company accounts for SARs as liability awards based upon management's intention to settle such awards in cash. The SARs liability is recognized for that portion of fair value for the service period rendered at the reporting date. The share-based liability is remeasured at each reporting date through the requisite service period. Both the binomial and the Black-Scholes-Merton option-pricing models require the input of highly subjective assumptions. The Company is required to use judgment in estimating the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ significantly from the original estimate, stock-based compensation expense and the results of operations could be materially affected.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) refers to revenue, expenses, gains and losses that are recorded as an element of shareholders' equity but are excluded from net income. The Company's other comprehensive income (loss) is comprised of unrealized gains and losses on foreign exchange contracts, actuarial gains and losses related to pensions and gains and losses on foreign currency translation adjustments.

Foreign Exchange Contracts

Although the majority of the Company's transactions are in U.S. dollars, some transactions are based in various foreign currencies. The Company purchases short-term, foreign exchange contracts to hedge the impact of foreign currency exchange fluctuations on certain underlying assets, revenue, liabilities and commitments for operating expenses and product costs denominated in foreign currencies. The purpose of entering into these hedging transactions is to minimize the impact of foreign currency fluctuations on the Company's results of operations. These contract maturity dates do not exceed 12 months. All foreign exchange contracts are for risk management purposes only. The Company does not purchase foreign exchange contracts for trading purposes. The Company had outstanding foreign exchange contracts with commercial banks for British Pound Sterling, Euro, Japanese Yen, Malaysian Ringgit, Philippine Peso, Singapore Dollar and Thai Baht, which were designated as either cash flow or fair value hedges and had an aggregate notional amount of $1.6 billion and $1.5 billion at June 29, 2012 and July 1, 2011, respectively.

If the derivative is designated as a cash flow hedge, the effective portion of the change in fair value of the derivative is initially deferred in other comprehensive income (loss), net of tax. These amounts are subsequently recognized into earnings when the underlying cash flow being hedged is recognized into earnings. Recognized gains and losses on foreign exchange contracts entered into for manufacturing-related activities are reported in cost of revenue. Hedge effectiveness is measured by comparing the hedging instrument's cumulative change in fair value from inception to maturity to the underlying exposure's terminal value. The Company determined the ineffectiveness associated with its cash flow hedges to be immaterial.

A change in the fair value of fair value hedges is recognized in earnings in the period incurred. For our Japanese subsidiary in which Yen is the functional currency, a change in the fair value of fair value hedges is recognized in other comprehensive income (loss) in the period incurred. All fair value hedges were determined to be effective. The fair value and the changes in fair value on these contracts were not material to the consolidated financial statements for all years presented. See Notes 10 and 11 for additional disclosures related to foreign exchange contracts.

Pensions and Other Postretirement Benefit Plans

The Company has defined benefit pension plans and other postretirement plans covering certain employees in various countries. The benefits are based on the employees' years of service and compensation. The plans are funded in conformity with the funding requirements of applicable government authorities. The Company amortizes unrecognized actuarial gains and losses and prior service costs on a straight-line basis over the remaining estimated average service life of the participants. The measurement date for the plans is the Company's fiscal year-end. The Company recognizes the funded status of its defined benefit pension and postretirement plans in the consolidated balance sheets, with changes in the funded status recognized through accumulated other comprehensive income (loss) in the year in which such changes occur. See Note 14 for additional disclosures related to the Company's pension and other postretirement benefit plans.

Use of Estimates

Company management has made estimates and assumptions relating to the reporting of certain assets and liabilities in conformity with U.S. GAAP. These estimates and assumptions have been applied using methodologies that are consistent throughout the periods presented. However, actual results could differ materially from these estimates.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-05 "Presentation of Comprehensive Income" ("ASU 2011-05"). The new standard requires that all non-owner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but continuous statements. If presented in two separate statements, the first statement should present total net income and its components followed immediately by a second statement of total other comprehensive income, its components and the total comprehensive income. In December 2011, the FASB deferred certain changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. The new standard is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2011, which for the Company is the first quarter of fiscal 2013. The Company is currently evaluating how it will report comprehensive income, but the adoption of either method will constitute a change in the Company's financial statement presentation.

Note 2. Supplemental Financial Statement Data

	Years Ended	
	June 29, 2012	July 1, 2011
	(In millions)	
Inventories:		
Raw materials and component parts	$ 245	$ 172
Work-in-process	552	263
Finished goods	413	142
Total inventories	$ 1,210	$ 577
Property, plant and equipment:		
Land and buildings	$ 1,222	$ 741
Machinery and equipment	5,211	3,664
Furniture and fixtures	15	9
Leasehold improvements	128	108
Construction-in-process	597	315
Total property, plant and equipment	7,173	4,837
Accumulated depreciation	(3,106)	(2,613)
Property, plant and equipment, net	$ 4,067	$ 2,224

Note 3. Debt

Long-term debt consisted of the following as of June 29, 2012 and July 1, 2011 (in millions):

	2012	2011
Term loan	$2,185	$ 294
Less amounts due in one year	(230)	(144)
Long-term debt	$1,955	$ 150

On the Closing Date, the Company, in its capacity as the parent entity and guarantor, Western Digital Technologies, Inc. ("WDT") and Western Digital Ireland, Ltd. ("WDI"), an indirect wholly owned subsidiary of the Company, entered into a five-year credit agreement ("the Credit Facility") with Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer and the other lenders party thereto from time to time (collectively, the "Lenders"). The Credit Facility provided for $2.8 billion of unsecured loan facilities consisting of a $2.3 billion term loan facility and a $500 million revolving credit facility. The only borrower under the term loan facility is WDI and the revolving credit facility is available to both WDI and WDT (WDI and WDT are referred to as "the Borrowers"). The revolving credit facility includes a $50 million sublimit for letters of credit and a $20 million sublimit for swing line loans. In addition, the Borrowers may elect to expand the credit facilities by up to $500 million if existing or new lenders provide additional term or revolving commitments.

The $2.3 billion term loan and $500 million revolving loan were borrowed by WDI on the Closing Date and were used together with existing cash and 25 million newly issued shares of the Company's common stock to fund the Acquisition, to repay the existing term loans of WDT, to repay the debt assumed with the Acquisition and to pay related fees, costs and expenses.

Borrowings under the Credit Facility bear interest at a rate equal to, at the option of the applicable Borrowers, either (a) a LIBOR rate determined by reference to the British Bankers Association LIBOR Rate for the interest period relevant to such borrowing, subject to certain exceptions (the "Eurodollar Rate") or (b) a base rate determined by reference to the higher of (i) the federal funds rate plus 0.50%, (ii) the prime rate as announced by Bank of America, N.A. and (iii) the Eurodollar Rate plus 1.00% (the "Base Rate"), in each case plus an applicable margin. The applicable margin for borrowings under the Credit Facility ranges from 1.50% to 2.50% with respect to borrowings at the Eurodollar Rate and 0.50% to 1.50% with respect to borrowings at the Base Rate. The applicable margins for borrowings under the Credit Facility are determined based upon a leverage ratio of the Company and its subsidiaries calculated on a consolidated basis. The interest rate at June 29, 2012 was 2.25%.

In addition to paying interest on outstanding principal under the Credit Facility, the applicable Borrower is required to pay a facility fee to the lenders under the revolving credit facility in respect of the aggregate, available revolving commitments thereunder. The facility fee rate ranges from 0.25% to 0.50% per annum and is determined based upon a leverage ratio of the Company and its subsidiaries calculated on a consolidated basis. The applicable Borrower is also required to pay letter of credit fees (a) to the revolving credit facility lenders, on the aggregate face amount of all outstanding letters of credit equal to an applicable margin in effect with respect to the Eurodollar Rate borrowings and (b) to the letter of credit issuer, computed at a rate equal to 0.125% per annum on the face amount of the letter of credit, plus such letter of credit issuer's customary documentary and processing fees and charges.

The term loans and the revolving credit loans may be prepaid in whole or in part at any time without premium or penalty, subject to certain conditions. The Company is required to make principal payments on the term loan facility totaling $230 million a year for fiscal 2013 through fiscal 2016, and the remaining $1.3 billion balance (subject to adjustment to reflect prepayments or an increase to its term loan facility) in fiscal 2017, with the term loan facility balance due and payable in full on March 8, 2017. The revolving credit facility was repaid in the fourth fiscal quarter of 2012.

The Credit Facility requires the Company to comply with a leverage ratio and an interest coverage ratio calculated on a consolidated basis for the Company and its subsidiaries. In addition, the Credit Facility contains customary covenants, including covenants that limit or restrict, subject to certain exceptions, the Company's and its subsidiaries' ability to incur liens, incur indebtedness, make certain restricted payments, merge, consolidate or dispose of substantially all of its assets, and enter into certain speculative hedging arrangements and make any material change in the nature of its business. Upon the occurrence of an event of default under the Credit Facility, the Administrative Agent at the request, or with the consent, of the Required Lenders (as defined in the Credit Facility) may cease making loans, terminate the Credit Facility and declare all amounts outstanding to be immediately due and payable, require the cash collateralization of letters of credit and/or exercise all other rights and remedies available to it, the Lenders and the letter of credit issuer. The Credit Facility specifies a number of events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults, material judgment defaults and a change of control default. As of June 29, 2012, the Company was in compliance with all covenants.

The obligations of the Borrowers under the Credit Facility are guaranteed by the Company and the Company's material domestic subsidiaries, and the obligations of WDI under the Credit Facility are also guaranteed by WDT.

The Company was required to pay a commitment fee at the rate of 0.35%, per annum of the aggregate unfunded amount committed to be borrowed under the Credit Facility from the date of commitment on March 7, 2011 through the Closing Date. From the beginning of fiscal 2012 through the Closing Date, the Company incurred debt commitment fees of $7 million, which are included within interest and other expense in the consolidated statements of income.

On the Closing Date, the Company repaid the entire outstanding principal amount of $231 million on its previously existing term loan facility originally scheduled to mature on February 11, 2013, plus accrued and unpaid interest, as well as $585 million of debt assumed in the Acquisition.

Note 4. Commitments and Contingencies

Lease Commitments

The Company leases certain facilities and equipment under long-term, non-cancelable operating leases. The Company's operating leases consist of leased property and equipment that expire at various dates through 2022. Rental expense under these operating leases, including month-to-month rentals, was $41 million, $23 million and $22 million in 2012, 2011 and 2010, respectively. Future minimum lease payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at June 29, 2012 are as follows (in millions):

2013	$ 48
2014	33
2015	27
2016	18
2017	11
Thereafter	55
Total future minimum payments	$192

Product Warranty Liability

Changes in the warranty accrual for 2012, 2011 and 2010 were as follows (in millions):

	2012	2011	2010
Warranty accrual, beginning of period	$ 170	$ 170	$ 123
Charges to operations	154	172	183
Utilization	(196)	(160)	(138)
Changes in estimate related to pre-existing warranties	(7)	(12)	2
Warranty liabilities assumed as a result of the Acquisition	139	—	—
Warranty accrual, end of period	$ 260	$ 170	$ 170

Accrued warranty also includes amounts classified in other liabilities in the consolidated balance sheets of $89 million at June 29, 2012 and $38 million at July 1, 2011. See Note 14 for a discussion of the warranty liabilities assumed as a result of the Acquisition.

Long-term Purchase Agreements

The Company has entered into long-term purchase agreements with various component suppliers. The commitments depend on specific products ordered and may be subject to minimum quality requirements and future price negotiations. The Company expects these commitments to total $268 million for 2013, $11 million for 2014, $5 million for 2015, $3 million for 2016 and $1 million in 2017.

Note 5. Legal Proceedings

When the Company becomes aware of a claim or potential claim, the Company assesses the likelihood of any loss or exposure. The Company discloses information regarding each material claim where the likelihood of a loss contingency is probable or reasonably possible. If a loss contingency is probable and the amount of the loss can be reasonably estimated, the Company records an accrual for the loss. In such cases, there may be an exposure to potential loss in excess of the amount accrued. Where a loss is not probable but is reasonably possible or where a loss in excess of the amount accrued is reasonably possible, the Company discloses an estimate of the amount of the loss or range of possible losses for the claim if a reasonable estimate can be made, unless the amount of such reasonably possible losses is not material to the Company's financial position, results of operations or cash flows. Unless otherwise stated below, for each of the matters described below, the Company has either recorded an accrual for losses that are probable and reasonably estimable or has determined that, while a loss is reasonably possible (including potential losses in excess of the amounts accrued by the Company), a reasonable estimate of the amount of loss or range of possible losses with respect to the claim or in excess of amounts already accrued by the Company cannot be made. The ability to predict the ultimate outcome of such matters involves judgments, estimates and inherent uncertainties. The actual outcome of such matters could differ materially from management's estimates.

Solely for purposes of this footnote, "WD" refers to Western Digital Corporation or one or more of its subsidiaries prior to the acquisition of HGST, "HGST" refers to HGST or one or more of its subsidiaries as of the Closing Date, and "the Company" refers to Western Digital Corporation and all of its subsidiaries on a consolidated basis including HGST.

Intellectual Property Litigation

On June 20, 2008, plaintiff Convolve, Inc. ("Convolve") filed a complaint in the Eastern District of Texas against WD, HGST, and one other company alleging infringement of U.S. Patent Nos. 6,314,473 and 4,916,635. The complaint sought unspecified monetary damages and injunctive relief. On October 10, 2008, Convolve amended its complaint to allege infringement of only the '473 patent. The '473 patent allegedly relates to interface technology to select between certain modes of a disk drive's operations relating to speed and noise. A trial in the matter began on July 18, 2011 and concluded on July 26, 2011 with a verdict against WD and HGST in an amount that is not material to the Company's financial position, results of operations or cash flows. WD and HGST have filed post-trial motions challenging the verdict and will evaluate their options for appeal after the court rules on the post-trial motions.

On December 8, 2008, plaintiffs MagSil Corporation and the Massachusetts Institute of Technology filed a complaint in the District of Delaware against WD, HGST and six other companies in the disk drive industry alleging infringement of U.S. Patent Nos. 5,629,922 and 5,835,314. The complaint seeks unspecified monetary damages and injunctive relief. The asserted patents allegedly relate to tunneling magneto resistive technology. In January 2010, MagSil amended its complaint to allege infringement of only the '922 patent. As disclosed in the Company's Annual Report on Form 10-K, filed with the SEC on August 13, 2010, MagSil and WD settled the matter for an amount that was not material to the Company's financial position, results of operations or cash flows. With respect to the claim pending against HGST, in February 2011, HGST obtained a ruling invalidating the patent on summary judgment. MagSil appealed the decision, and in August 2012, the appellate court affirmed the trial court's decision granting HGST summary judgment. HGST intends to continue to defend itself vigorously in this matter.

On July 15, 2009, plaintiffs Carl B. Collins and Farzin Davanloo filed a complaint in the Eastern District of Texas against WD, HGST and nine other companies alleging infringement of U.S. Patent Nos. 5,411,797 and 5,478,650. Plaintiffs are seeking injunctive relief and unspecified monetary damages, fees and costs. The asserted patents allegedly relate to nanophase diamond films. On October 11, 2011, plaintiffs and WD filed a joint motion to stay all deadlines applicable to claims involving WD, indicating that the parties had reached an agreement in principle that would resolve the case for an immaterial amount that was accrued by the Company in the first quarter of fiscal 2012. The court approved the motion on October 13, 2011. Plaintiffs and WD entered into a formal written settlement agreement on November 18, 2011, and the court granted an order dismissing the case as to WD with prejudice on December 7, 2011. With respect to the claim pending against HGST, mediation in the matter was held on March 20, 2012, and the parties reached an agreement in principle to settle the case for an immaterial amount that was accrued by the Company in the third quarter of fiscal 2012. Plaintiffs and HGST entered into a formal settlement agreement on May 9, 2012, and the court granted an order dismissing the case against HGST with prejudice on May 30, 2012.

On December 7, 2009, plaintiff Nazomi Communications filed a complaint in the Eastern District of Texas against WD and seven other companies alleging infringement of U.S. Patent Nos. 7,080,362 and 7,225,436. Plaintiffs dismissed the Eastern District of Texas suit after filing a similar complaint in the Central District of California on February 8, 2010. The case was subsequently transferred to the Northern District of California on October 14, 2010. Plaintiffs are seeking injunctive relief and unspecified monetary damages, fees and costs. The asserted patents allegedly relate to processor cores capable of Java hardware acceleration. In August 2012, the court granted WD's motion for summary judgment of non-infringement. WD intends to continue to defend itself vigorously in this matter.

On January 5, 2010, plaintiff Enova Technology Corporation filed a complaint in the District of Delaware against WD and Initio Corporation alleging infringement of U.S. Patent Nos. 7,136,995 and 7,386,734. Plaintiff subsequently amended its complaint to include an additional party and additionally allege infringement of U.S. Patent No. 7,900,057. Plaintiff is seeking injunctive relief and unspecified monetary damages, fees and costs. The asserted patents allegedly relate to real time full disk encryption application specific integrated circuits, or ASICs. WD intends to defend itself vigorously in this matter.

On November 10, 2010, plaintiff Rembrandt Data Storage filed a complaint in the Western District of Wisconsin against WD alleging infringement of U.S. Patent Nos. 5,995,342 and 6,195,232. Plaintiff is seeking injunctive relief and unspecified monetary damages, fees and costs. The asserted patents allegedly relate to specific thin film heads having solenoid coils. After a favorable claim construction ruling by the court, WD secured a stipulation from plaintiff to dismiss the case. Plaintiff has indicated it will appeal the court's claim construction ruling. WD intends to continue to defend itself vigorously in this matter.

On December 1, 2010, Rambus, Inc. filed a complaint with the U.S. International Trade Commission pursuant to 19 U.S.C. Section 1337 alleging that six "Primary Respondent" semiconductor chip companies and twenty-seven "Customer Respondents," including HGST, infringe various U.S. patents. On December 29, 2010, the U.S. International Trade Commission initiated an investigation into Rambus's allegations in response to the complaint. HGST is accused of infringing U.S. Patent Nos. 6,591,353; 7,287,109; 7,602,857; 7,602,858; and 7,715,494. The complaint alleges that certain of HGST's hard drives that contain Double data rate-type memory controllers, Serial Advanced Technology Attachment interfaces, Peripheral Component Interconnect Express interfaces, DisplayPort interfaces, or Serial Attached SCSI interfaces infringe the patents. The complaint seeks to enjoin the importation into the U.S. of the allegedly infringing semiconductor chips and products. It also requests a cease-and-desist order preventing the parties from exhausting allegedly infringing inventory in the U.S. HGST intends to defend itself vigorously in this matter.

On August 1, 2011, plaintiff Guzik Technical Enterprises filed a complaint in the Northern District of California against WD and various of its subsidiaries alleging infringement of U.S. Patent Nos. 6,023,145 and 6,785,085, breach of contract and misappropriation of trade secrets. Plaintiff is seeking injunctive relief and unspecified monetary damages, fees and costs. The patents asserted by plaintiff allegedly relate to devices used to test hard disk drive heads and media. WD has filed counterclaims against plaintiff for patent infringement of U.S. Patent Nos. 5,844,420; 5,640,089; 6,891,696; and 7,480,116. The patents asserted by WD relate to devices and methods used in the testing of hard disk drive heads and media. WD intends to defend itself vigorously in this matter.

Seagate Matter

On October 4, 2006, plaintiff Seagate Technology LLC ("Seagate") filed an action in the District Court of Hennepin County, Minnesota, naming as defendants WD and one of its now former employees previously employed by Seagate. The complaint in the action alleged claims based on supposed misappropriation of trade secrets and sought injunctive relief and unspecified monetary damages, fees and costs. On June 19, 2007, WD's former employee filed a demand for arbitration with the American Arbitration Association. A motion to stay the litigation as against all defendants and to compel arbitration of all Seagate's claims was granted on September 19, 2007. On September 23, 2010, Seagate filed a motion to amend its claims and add allegations based on the supposed misappropriation of additional confidential information, and the arbitrator granted Seagate's motion. The arbitration hearing commenced on May 23, 2011 and concluded on July 11, 2011.

On November 18, 2011, the sole arbitrator ruled in favor of WD in connection with five of the eight alleged trade secrets at issue, based on evidence that such trade secrets were known publicly at the time the former employee joined WD. Based on a determination that the employee had fabricated evidence, the arbitrator then concluded that WD had to know of the fabrications. As a sanction, the arbitrator precluded any evidence or defense by WD disputing the validity, misappropriation, or use of the three remaining alleged trade secrets by WD, and entered judgment in favor of Seagate with respect to such trade secrets. Using an unjust enrichment theory of damages, the arbitrator issued an interim award against WD in the amount of $525 million plus pre-award interest at the Minnesota statutory rate of 10% per year. In his decision with respect to these three trade secrets, the arbitrator did not question the relevance, veracity or credibility of any of WD's ten expert and fact witnesses (other than WD's former employee), nor the authenticity of any other evidence WD presented. A hearing to consider the amount of pre-award interest was held on January 10, 2012. On January 23, 2012, the arbitrator issued a final award adding pre-award interest in the amount of $105.4 million for a total final award of $630.4 million. On January 23, 2012, WD filed a petition in the District Court of Hennepin County, Minnesota to have the final arbitration award vacated. A hearing on the petition to vacate was held on March 1, 2012, and the court has taken the matter under submission.

The Company believes the arbitrator exceeded his authority and refused to consider material evidence and that confirmation of the award would violate public policy. The Company strongly disputes the arbitrator's conclusion that WD "had to know" of the alleged fabrication and believes that if all of its evidence had been properly considered it would have prevailed on all remaining claims. WD intends to pursue vigorously its motion to vacate the award and, if necessary, to appeal the award if it is confirmed by the District Court of Hennepin County, Minnesota. The Company does not believe it is probable that the arbitrator's award will be sustained and accordingly has not recorded any cost or liability for the arbitrator's award in excess of the amount previously accrued by the Company ($25 million). There is no assurance that WD's efforts to vacate the award or to overturn the award on appeal if it is confirmed by the District Court of Hennepin County, Minnesota will be successful. It is reasonably possible that losses with respect to this matter could range from $0 to $605.4 million in excess of the amount previously accrued ($25 million). This estimate does not include additional interest (as simple interest, not compounding) at the Minnesota statutory rate of 10% per year, which will continue to accrue on the amount of the final award ($630.4 million) while WD pursues its motion to vacate the award, and if necessary, an appeal if the motion to vacate the award is unsuccessful.

Other Matters

In the normal course of business, the Company is subject to other legal proceedings, lawsuits and other claims. Although the ultimate aggregate amount of probable monetary liability or financial impact with respect to these other matters is subject to many uncertainties and is therefore not predictable with assurance, management believes that any monetary liability or financial impact to the Company from these other matters, individually and in the aggregate, would not be material to the Company's financial condition, results of operations or cash flows. However, there can be no assurance with respect to such result, and monetary liability or financial impact to the Company from these other matters could differ materially from those projected.

Note 6. Business Segment, Geographic Information and Major Customers

Segment Information

The Company operates in one reportable operating segment, the hard drive business.

Geographic Information

The Company's operations outside the United States include manufacturing facilities in China, Japan, Malaysia, the Philippines, Singapore, and Thailand as well as sales offices throughout the Americas, Asia Pacific, Europe and the Middle East. The following table summarizes the Company's operations by geographic area for the three years ended June 29, 2012 (in millions):

	2012	2011	2010
Net revenue(1):			
United States	$ 2,366	$1,589	$1,889
Asia	7,219	5,434	5,239
Europe, Middle East and Africa	2,325	2,196	2,260
Other	568	307	462
Total	$12,478	$9,526	$9,850
Long-lived assets:			
United States	$ 1,687	$1,285	$1,173
Asia	5,343	1,345	1,379
Europe, Middle East and Africa	35	1	56
Total	$ 7,065	$2,631	$2,608

(1) Net revenue is attributed to geographic regions based on the ship to location of the customer.

Major Customers

For 2012, sales to Hewlett Packard Company accounted for 11% of the Company's net revenue. For 2011 and 2010, no single customer accounted for 10%, or more, of the Company's net revenue. For 2012, 2011 and 2010, sales to the Company's top ten customers accounted for 50%, 49% and 53% of the Company's net revenue, respectively.

Note 7. Western Digital Corporation 401(k) Plan

The Company has adopted the Western Digital Corporation 401(k) Plan (the "Plan"). The Plan covers substantially all domestic employees, subject to certain eligibility requirements. The Company makes a basic matching contribution on behalf of each participating eligible employee equal to fifty percent (50%) of the eligible participant's pre-tax contributions for the contribution cycle not to exceed 5% of the eligible participant's compensation; provided, however, that each eligible participant shall receive a minimum annual basic matching contribution equal to fifty percent (50%) of the first $4,000 of pre-tax contributions for any calendar year. Company contributions vest over a 5-year period of employment. For 2012, 2011 and 2010, the Company made Plan contributions of $12 million, $9 million, and $9 million, respectively.

Note 8. Shareholders' Equity

Stock Incentive Plans

In connection with the Acquisition, the Company assumed all of the unvested stock options, stock appreciation rights ("SARs"), and restricted stock unit awards ("RSUs") outstanding under HGST's stock plans as of the Closing Date. The assumed stock options, SARs and RSUs were converted into equivalent stock options, SARs and RSUs with respect to shares of the Company's common stock using an equity award exchange ratio pursuant to the Stock Purchase Agreement, dated March 7, 2011 (the "SPA"). As of June 29, 2012, options to purchase 3.5 million shares of the Company's common stock, 0.2 million RSUs, and 1.7 million SARs were outstanding under these assumed awards. No new awards may be granted under the HGST stock plans.

In addition to the awards assumed in connection with the HGST acquisition, the Company maintains four stock-based incentive plans (collectively, including the assumed HGST awards, referred to as the "Stock Plans"): the amended and restated 2004 Performance Incentive Plan, the Employee Stock Option Plan, the Broad-Based Stock Incentive Plan and the Stock Option Plan for Non-Employee Directors. No new awards may be granted under the Employee Stock Option Plan, the Broad-Based Stock Incentive Plan or the Stock Option Plan for Non-Employee Directors (collectively referred to as the "Prior Stock Plans"). As of June 29, 2012, options to purchase 0.8 million shares of the Company's common stock remained outstanding and exercisable under the Prior Stock Plans. Other than for such options, no restricted stock or other awards were outstanding under the Prior Stock Plans as of June 29, 2012. Options granted under the Prior Stock Plans expire either five or ten years from the date of grant.

The types of awards that may be granted under the 2004 Performance Incentive Plan include stock options, SARs, restricted stock units, stock bonuses and other forms of awards granted or denominated in the Company's common stock or units of the Company's common stock, as well as cash bonus awards. Persons eligible to receive awards under the 2004 Performance Incentive Plan include officers and employees of the Company or any of its subsidiaries, directors of the Company and certain consultants and advisors to the Company or any of its subsidiaries. The vesting of awards under the Performance Incentive Plan is determined at the date of grant. Each award expires on a date determined at the date of grant; however, the maximum term of options and stock appreciation rights under the 2004 Performance Incentive Plan is ten years after the grant date of the award. RSUs granted under the 2004 Performance Incentive Plan typically vest over periods ranging from one to five years from the date of grant.

As of June 29, 2012, the maximum number of shares of the Company's common stock that was authorized for award grants under the 2004 Performance Incentive Plan was 37.2 million shares. Any shares subject to awards under the Prior Stock Plans that are canceled, forfeited or otherwise terminate without having vested or been exercised, as applicable, will become available for other award grants under the 2004 Performance Incentive Plan. Shares issued in respect of stock options and stock appreciation rights granted under the 2004 Performance Incentive Plan count against the plan's share limit on a one-for-one basis, whereas shares issued in respect of any other type of award granted under the plan count against the plan's share limit as 1.35 shares for every one share actually issued in connection with such award. The 2004 Performance Incentive Plan will terminate on September 20, 2014 unless terminated earlier by the Company's Board of Directors.

Employee Stock Purchase Plan

The Company maintains an ESPP. Under the ESPP, eligible employees may authorize payroll deductions of up to 10% of their eligible compensation during prescribed offering periods to purchase shares of the Company's common stock at 95% of the fair market value of common stock on either the first day of that offering period or on the applicable exercise date, whichever is less. A participant may participate in only one offering period at a time, and a new offering period generally begins each June 1st and December 1st. Each offering period is generally 24 months and consists of four exercise dates (each, generally six months following the start of the offering period or the preceding exercise date, as the case may be). If the fair market value of the Company's common stock is less on a given exercise date than on the date of grant, employee participation in that offering period ends and participants are automatically re-enrolled in the next new offering period.

Stock-based Compensation Expense

The Company recognized in expense $57 million, $37 million and $37 million for stock-based compensation related to the vesting of options granted or assumed by the Company under the Stock Plans and the ESPP in 2012, 2011 and 2010, respectively. As of June 29, 2012, total compensation cost related to unvested stock options granted under the Stock Plans and ESPP rights issued to employees but not yet recognized was $143 million and will be amortized on a straight-line basis over a weighted average service period of approximately 2.3 years.

The Company recognized a benefit of $7 million related to SARs assumed under the Stock Plans. The assumed SARs will be settled in cash upon exercise. As a result, the Company had a total of $22 million related to SARs included in accrued liabilities as of June 29, 2012 in the consolidated balance sheet. As of June 29, 2012, total compensation cost related to unvested SARs issued to employees but not yet recognized was $18 million and will be recognized on a straight-line basis over a weighted average service period of approximately 1.8 years.

Approximately 0.4 million RSUs were outstanding immediately following the Closing Date as a result of the HGST RSUs assumed in connection with the Acquisition. In addition, the Company granted approximately 1.4 million RSUs during 2012, which are payable in an equal number of shares of the Company's common stock at the time of vesting of the units. The Company also granted 0.2 million (reported at target) performance restricted stock units ("PSUs") during 2012, which become earned and payable in shares of the Company's common stock ranging from 0% to 200% of the target number of PSUs based on achievement of certain performance milestones over 2013 and 2014. For purposes of this footnote, references to RSUs include the PSUs (at target). The effect of the PSUs activity was immaterial to the Company's financial statements in 2012. The aggregate market value of the shares underlying the RSUs was $71 million at the date of grant or, in the case of the RSUs assumed in the Acquisition, at the date of assumption. The compensation expense for granted and assumed RSUs is being recognized as expense over the corresponding vesting or measurement periods of the awards. For purposes of recognizing awards granted, the Company has assumed a weighted average forfeiture rate of 2.4% based on a historical analysis indicating forfeitures for these types of awards. The Company recognized in expense $35 million, $32 million and $23 million related to restricted stock and RSU awards granted under the Stock Plans that vested during 2012, 2011 and 2010, respectively. As of June 29, 2012, the aggregate unamortized fair value of all unvested RSUs granted under the Stock Plans was $56 million, which will be recognized on a straight-line basis over a weighted average vesting period of approximately 1.6 years.

Stock Option Activity

The following table summarizes stock option activity under the Stock Plans over the last three fiscal years (in millions, except per share amounts and remaining contractual lives):

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Options outstanding at July 3, 2009	11.3	$17.00		
Granted	1.4	36.06		
Exercised	(3.1)	14.67		
Canceled or expired	(0.2)	22.78		
Options outstanding at July 2, 2010	9.4	$20.61		
Granted	2.5	26.59		
Exercised	(1.4)	16.83		
Canceled or expired	(0.3)	26.21		
Options outstanding at July 1, 2011	10.2	$22.49		
Granted	3.7	31.78		
Assumed	4.2	8.47		
Exercised	(2.1)	15.14		
Canceled or expired	(0.2)	28.76		
Options outstanding at June 29, 2012	15.8	$21.89	4.5	$150
Exercisable at June 29, 2012	7.1	$20.55	3.5	$ 75
Vested and expected to vest after June 29, 2012	15.6	$21.84	4.5	$149

If an option has an exercise price that is less than the quoted price of the Company's common stock at the particular time, the aggregate intrinsic value of that option at that time is calculated based on the difference between the exercise price of the underlying options and the quoted price of the Company's common stock at that time. As of June 29, 2012, the Company had options outstanding to purchase an aggregate of 15.8 million shares with an exercise price below the quoted price of the Company's stock on that date resulting in an aggregate intrinsic value of $150 million at that date. During 2012, 2011 and 2010, the aggregate intrinsic value of options exercised under the Stock Plans was $53 million, $25 million and $72 million, respectively, determined as of the date of exercise.

The following table summarizes information about options outstanding and exercisable under the Stock Plans as of June 29, 2012 (in millions, except per share amounts):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 3.85 – $ 6.67	2.8	4.3	$ 6.47	0.7	$ 5.92
$ 7.48 – $19.90	3.5	3.5	14.48	2.6	14.86
$ 20.13 – $26.01	2.4	3.6	23.92	1.9	23.64
$ 26.17 – $35.74	5.0	5.5	28.30	1.2	27.18
$ 35.75 – $40.66	2.1	5.4	37.22	0.7	36.13
	15.8	4.5	$ 21.89	7.1	$20.55

SARs Activity

The share-based compensation liability for SARs assumed is recognized for the portion of fair value for which service has been rendered at the reporting date. The share-based liability is remeasured at each reporting date through the requisite service period. The Company uses estimated forfeiture rates on unvested awards to calculate a liability only for those SARs expected to vest. The total vested portion of the SARs represents the proportion of the fair value of the SARs vested based upon the percentage of the required service rendered at the reporting date. As of June 29, 2012, 1.7 million SARs were outstanding with a weighted average exercise price of $7.67. There were no SARs granted and all other SARs activity was immaterial to the consolidated financial statements for the year ended June 29, 2012.

Fair Value Disclosure — Binomial Model

The fair value of stock options granted is estimated using a binomial option-pricing model. The binomial model requires the input of highly subjective assumptions including the expected stock price volatility, the expected price multiple at which employees are likely to exercise stock options and the expected employee termination rate. The Company uses historical data to estimate option exercise, employee termination, and expected stock price volatility within the binomial model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of stock options granted during the three years ended June 29, 2012 was estimated using the following weighted average assumptions:

	2012	2011	2010
Suboptimal exercise factor	1.81	1.81	1.73
Range of risk-free interest rates	0.12% to 1.61%	0.20% to 2.90%	0.31% to 3.40%
Range of expected stock price volatility	0.41 to 0.55	0.39 to 0.59	0.40 to 0.72
Weighted average expected volatility	0.49	0.52	0.57
Post-vesting termination rate	2.61%	2.44%	3.57%
Dividend yield	—	—	—
Fair value	$12.91	$11.42	$17.09

The weighted average expected term of the Company's stock options granted during 2012, 2011 and 2010 was 4.9 years, 4.7 years and 4.6 years, respectively.

Fair Value Disclosure — Black-Scholes-Merton Model

The fair value of ESPP purchase rights issued is estimated at the date of grant of the purchase rights using the Black-Scholes-Merton option-pricing model. The Black-Scholes-Merton option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Black-Scholes-Merton option-pricing model requires the input of highly subjective assumptions such as the expected stock price volatility and the expected period until options are exercised. Purchase rights under the current ESPP provisions are granted on either June 1st or December 1st of each year.

The fair values of all ESPP purchase rights granted on or prior to June 29, 2012 have been estimated at the date of grant using a Black-Scholes-Merton option-pricing model with the following weighted average assumptions:

	ESPP		
	2012	2011	2010
Option life (in years)	1.24	1.25	1.24
Risk-free interest rate	0.22%	0.44%	0.57%
Stock price volatility	0.46	0.44	0.53
Dividend yield	—	—	—
Fair value	$7.29	$8.36	$10.02

RSU Activity

The following table summarizes RSU activity (in millions, except weighted average grant date fair value):

	Number of Shares	Weighted Average Grant Date Fair Value
RSUs outstanding at July 3, 2009	3.1	$21.80
Granted	1.2	38.42
Vested	(1.1)	20.60
Canceled or expired	(0.1)	27.84
RSUs outstanding at July 2, 2010	3.1	$28.43
Granted	1.0	26.75
Vested	(0.8)	24.03
Canceled or expired	(0.2)	32.41
RSUs outstanding at July 1, 2011	3.1	$28.85
Granted	1.6	32.87
Assumed	0.4	38.98
Vested	(1.3)	24.58
Canceled or expired	(0.1)	32.01
RSUs outstanding at June 29, 2012	3.7	$33.19
Expected to vest after June 29, 2012	3.6	$32.81

The fair value of each RSU is the market price of our stock on the date of grant. The aggregate value of RSUs that became fully-vested during 2012 and 2011 was $41 million and $23 million, respectively, determined as of the vest date. The grant-date fair value of the shares underlying the RSU awards at the date of grant or assumption was $71 million, $26 million and $45 million in 2012, 2011 and 2010, respectively. These amounts are being recognized to expense over the corresponding vesting periods. For purposes of valuing these awards, the Company has assumed a forfeiture rate of 2.4%, 1.8%, and 1.6% during 2012, 2011, and 2010, respectively, based on a historical analysis indicating forfeitures for these types of awards.

Stock Repurchase Program

The Company's Board of Directors previously authorized the repurchase of $750 million of common stock in open market transactions under a stock repurchase program through March 31, 2013. On May 21, 2012, the Company announced that the Board of Directors authorized an additional $1.5 billion for the repurchase of its common stock and the extension of the Company's stock repurchase program until May 18, 2017. As of June 29, 2012 the entire $750 million previously authorized for repurchase had been utilized. In addition, as of June 29, 2012 $188 million of the $1.5 billion authorized on May 21, 2012 had been utilized. Since the inception of this program in 2005, through June 29, 2012, the Company has repurchased 36 million shares of its common stock for a total cost of $938 million. The Company repurchased 16.4 million shares for a total cost of $604 million during 2012. The Company may continue to repurchase its stock as it deems appropriate and market conditions allow. Repurchases under the stock repurchase program may be made in the open market or in privately negotiated transactions and may be made under a Rule 10b5-1 plan. The Company expects stock repurchases to be funded principally by operating cash flows.

Stock Reserved for Issuance

The following table summarizes all shares of common stock reserved for issuance at June 29, 2012 (in millions):

	Number of Shares
Maximum shares issuable in connection with:	
Outstanding awards and shares available for award grants	25.7
ESPP	2.0
Total	27.7

Note 9. Income Taxes

Pre-tax Income

The domestic and foreign components of income before income taxes were as follows for the three years ended June 29, 2012 (in millions):

	2012	2011	2010
Foreign	$1,559	$660	$1,418
Domestic	198	120	102
Income before income taxes	$1,757	$780	$1,520

Income Tax Provision

The components of the provision for income taxes were as follows for the three years ended June 29, 2012 (in millions):

	2012	2011	2010
Current:			
Foreign	$ 12	$ 12	$ 9
Domestic-federal	98	21	101
Domestic-state	1	1	1
Deferred:			
Foreign	18	—	—
Domestic-federal	25	30	37
Domestic-state	(9)	(10)	(10)
Income tax provision	$145	$ 54	$138

Remaining net undistributed earnings from foreign subsidiaries at June 29, 2012 on which no U.S. tax has been provided amounted to $6.3 billion. The net undistributed earnings are intended to finance local operating requirements and capital investments. Accordingly, an additional U.S. tax provision has not been made on these earnings. The tax liability for these earnings would be $2.1 billion if the Company repatriated the $6.3 billion in undistributed earnings from the foreign subsidiaries.

Deferred Taxes

Temporary differences and carryforwards, which give rise to a significant portion of deferred tax assets and liabilities as of June 29, 2012 and July 1, 2011 were as follows (in millions):

	2012	2011
Deferred tax assets:		
Sales related reserves and accrued expenses not currently deductible	$ 61	$ 51
Accrued compensation and benefits not currently deductible	166	69
Domestic net operating loss carryforward	112	49
Business credit carryforward	154	145
Other	90	53
Total deferred tax assets	583	367
Deferred tax liabilities:		
Depreciation	(191)	(116)
Other	(18)	(10)
Total deferred tax liabilities	(209)	(126)
Valuation allowances	(40)	—
Deferred tax assets, net	$ 334	$ 241

	2012	2011
Deferred tax assets:		
Current portion (included in other current assets)	$ 159	$ 108
Non-current portion (included in other non-current assets)	424	259
Total deferred tax assets	583	367
Deferred tax liabilities:		
Current portion (included in other current assets)	(3)	(2)
Non-current portion (included in other non-current assets)	(206)	(124)
Total deferred tax liabilities	(209)	(126)
Valuation allowances (included in non-current portion of deferred tax assets)	(40)	—
Deferred tax assets, net	$ 334	$ 241

The net deferred tax asset valuation was $40 million as of June 29, 2012. This $40 million increase in valuation allowance was recognized as part of the Acquisition. The valuation allowance is based on our assessment that it is more likely than not that certain deferred tax assets will not be realized in the foreseeable future.

In addition to the deferred tax assets presented above, the Company had additional NOL benefits related to stock-based compensation deductions of $33 million and $110 million at June 29, 2012 and July 1, 2011, respectively. The net decrease in NOL benefits relates to the current year and prior year stock based compensation deductions which resulted in a current benefit of $82 million. This $82 million was recorded as a credit to shareholders' equity.

Effective Tax Rate

Reconciliation of the U.S. Federal statutory rate to the Company's effective tax rate is as follows for the three years ended June 29, 2012:

	2012	2011	2010
U.S. Federal statutory rate	35%	35%	35%
Tax rate differential on international income	(29)	(26)	(26)
Tax effect of U.S. permanent differences	3	3	1
State income tax, net of federal tax	1	(1)	—
Income tax credits	(2)	(4)	(1)
Effective tax rate	8%	7%	9%

Tax Holidays and Carryforwards

A substantial portion of the Company's manufacturing operations in Malaysia, the Philippines, Singapore and Thailand operate under various tax holidays and tax incentive programs which will expire in whole or in part at various dates through 2025. Certain of the holidays may be extended if specific conditions are met. The net impact of these tax holidays and tax incentives was to increase the Company's net earnings by $729 million ($2.98 per diluted share), $362 million ($1.54 per diluted share), and $560 million ($2.40 per diluted share) in 2012, 2011, and 2010, respectively.

As of June 29, 2012, the Company had federal and state NOL carryforwards of $240 million and $151 million, respectively. In addition, as of June 29, 2012, the Company had various federal and state tax credit carryforwards of $236 million combined. The NOL carryforwards available to offset future federal and state taxable income expire at various dates from 2020 to 2032 and 2016 to 2032, respectively. Approximately $108 million of the credit carryforwards available to offset future taxable income expire at various dates from 2016 to 2032. The remaining amount is available indefinitely. NOLs and credits relating to Komag, Incorporated ("Komag"), which was acquired by the Company on September 5, 2007, are subject to limitations under Section 382 and 383 of the Internal Revenue Code. The Company does not expect these limitations to result in a reduction in the total amount of NOLs and credits ultimately realized. NOLs and credits relating to HGST, which was acquired by the Company on March 8, 2012, are subject to limitations under Section 382 and 383 of the Internal Revenue Code. The Company does not expect these limitations to result in a reduction in the total amount of NOLs ultimately realized. However, the Company expects the total amount of credits ultimately realized will be reduced by $9 million.

Uncertain Tax Positions

The Company recognizes liabilities for uncertain tax positions based on a two-step process. First, the tax position is evaluated for recognition by determining if it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to be recognized in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. With the exception of certain unrecognized tax benefits that are directly associated with the tax position taken, unrecognized tax benefits are presented gross in the Company's balance sheet. Interest and penalties related to unrecognized tax benefits are recognized on liabilities recorded for uncertain tax positions and are recorded in the provision for income taxes. As of June 29, 2012, such interest and penalties were not material.

As of June 29, 2012, the Company had $280 million of unrecognized tax benefits.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the year ended June 29, 2012 (in millions):

Unrecognized tax benefit at July 1, 2011	$245
Gross increases related to current year tax positions	14
Settlements/lapse of statute of limitations	(18)
HGST acquisition	39
Unrecognized tax benefit at June 29, 2012	$280

The Company's unrecognized tax benefits are primarily included within long-term liabilities in the Company's consolidated balance sheets. The entire balance of unrecognized tax benefits at June 29, 2012, if recognized, would affect the effective tax rate.

The Company files U.S. Federal, U.S. state, and foreign tax returns. For both federal and state tax returns, with few exceptions, the Company is subject to examination for fiscal years 2008 through 2012. In foreign jurisdictions, with few exceptions, the Company is subject to examination for all years subsequent to fiscal 2006. The Company is no longer subject to examination by the Internal Revenue Service ("IRS") for periods prior to 2006, although carry forwards generated prior to those periods may still be adjusted upon examination by the IRS or state taxing authority if they either have been or will be used in a subsequent period.

The IRS has completed its field examination of the federal income tax returns for fiscal years 2006 and 2007 for the Company and calendar years 2005 and 2006 for Komag, Incorporated ("Komag"), which was acquired by the Company on September 5, 2007. In September 2011, the Company received a final Revenue Agent Report ("RAR") and Closing Agreement with respect to the years under examination for Komag. This agreement resulted in an immaterial benefit to the Company's income tax provision. The Company has also received RARs from the IRS that seek adjustments to income before income taxes of approximately $970 million in connection with unresolved issues related primarily to transfer pricing and certain other intercompany transactions. The Company disagrees with the proposed adjustments. In May 2011, the Company filed a protest with the IRS Appeals Office regarding the proposed adjustments. Meetings with the Appeals Office began in February 2012. In January 2012, the IRS commenced an examination of the Company's fiscal years 2008 and 2009 and Komag's period ended September 5, 2007.

The Company believes that adequate provision has been made for any adjustments that may result from tax audits. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in the Company's tax audits are resolved in a manner not consistent with management's expectations, the Company could be required to adjust its provision for income taxes in the period such resolution occurs. As of June 29, 2012, it is not possible to estimate the amount of change, if any, in the unrecognized tax benefits that is reasonably possible within the next twelve months. Any significant change in the amount of the Company's unrecognized tax benefits would most likely result from additional information or settlements relating to the examination of the Company's tax returns.

Note 10. Fair Value Measurements

Financial assets and liabilities that are remeasured and reported at fair value at each reporting period are classified and disclosed in one of the following three levels:

Level 1. Quoted prices in active markets for identical assets or liabilities.

Level 2. Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3. Inputs that are unobservable for the asset or liability and that are significant to the fair value of the assets or liabilities.

The following table presents information about the Company's financial assets and liabilities that are measured at fair value on a recurring basis as of June 29, 2012, and indicates the fair value hierarchy of the valuation techniques utilized to determine such value (in millions):

	Fair Value Measurements at Reporting Date Using			
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Cash equivalents				
Money market funds	$721	$ —	$—	$721
U.S. Treasury securities	—	61	—	61
U.S. Government agency securities	—	62	—	62
Total cash equivalents	721	123	—	844
Foreign exchange contracts	—	1	—	1
Auction-rate securities	—	—	14	14
Total assets at fair value	$721	$124	$14	$859
Liabilities:				
Foreign exchange contracts	$ —	$ 22	$—	$ 22
Total liabilities at fair value	$ —	$ 22	$—	$ 22

The following table presents information about the Company's financial assets that are measured at fair value on a recurring basis as of July 1, 2011, and indicates the fair value hierarchy of the valuation techniques utilized to determine such value (in millions):

	Fair Value Measurements at Reporting Date Using			
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Cash equivalents				
Money market funds	$721	$ —	$—	$721
U.S. Treasury securities	—	60	—	60
U.S. Government agency securities	—	78	—	78
Total cash equivalents	721	138	—	859
Auction-rate securities	—	—	15	15
Total assets at fair value	$721	$138	$15	$874
Liabilities:				
Foreign exchange contracts	$ —	$ 5	$—	$ 5
Total liabilities at fair value	$ —	$ 5	$—	$ 5

Money Market Funds. The Company's money market funds are funds that invest in U.S. Treasury securities and are recorded within cash and cash equivalents in the consolidated balance sheets. Money market funds are valued based on quoted market prices.

U.S. Treasury Securities. The Company's U.S. Treasury securities are investments in Treasury bills with original maturities of three months or less, are held in custody by a third party and are recorded within cash and cash equivalents in the consolidated balance sheets. U.S. Treasury securities are valued using a market approach which is based on observable inputs including market interest rates from multiple pricing sources.

U.S. Government Agency Securities. The Company's U.S. Government agency securities are investments in fixed income securities sponsored by the U.S. Government with original maturities of three months or less, are held in custody by a third party and are recorded within cash and cash equivalents in the consolidated balance sheets. U.S. Government agency securities are valued using a market approach which is based on observable inputs including market interest rates from multiple pricing sources.

Auction-Rate Securities. The Company's auction-rate securities have maturity dates through 2050, are primarily backed by insurance products and are accounted for as available-for-sale securities. These investments are classified as long-term investments and recorded within other non-current assets in the consolidated balance sheets. Auction-rate securities are valued by a third party using trade information related to the secondary market.

Foreign Exchange Contracts. The Company's foreign exchange contracts are short-term contracts to hedge the Company's foreign currency risk related to the British Pound Sterling, Euro, Japanese Yen, Malaysian Ringgit, Philippine Peso, Singapore Dollar and Thai Baht. Foreign exchange contracts are classified within other current assets and liabilities in the consolidated balance sheets. Foreign exchange contracts are valued using an income approach that is based on a present value of future cash flows model. The market-based observable inputs for the model include forward rates and credit default swap rates.

For the year ended June 29, 2012, the Company had a $1 million settlement in its Level 3 financial assets measured on a recurring basis, reducing the balance from $15 million to $14 million. For the year ended July 1, 2011, there were no changes in Level 3 financial assets measured on a recurring basis.

Note 11. Foreign Exchange Contracts

As of June 29, 2012, the net amount of existing losses expected to be reclassified into earnings within the next twelve months was $16 million and the Company did not have any foreign exchange contracts with credit-risk-related contingent features. The Company opened $3.2 billion and $4.7 billion, and closed $3.2 billion and $3.2 billion, in foreign exchange contracts for the years ended June 29, 2012 and July 1, 2011, respectively. The fair value and balance sheet location of such contracts were as follows (in millions):

	Asset Derivatives				Liability Derivatives			
	2012		2011		2012		2011	
Derivatives Designated as Hedging Instruments	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign exchange contracts	Other current assets	$1	—	—	Accrued expenses	$22	Accrued expenses	$5

The impact on the consolidated financial statements was as follows (in millions):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in Accumulated OCI on Derivatives		Location of Gain (Loss) Reclassified from Accumulated OCI into Income	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income	
	2012	2011		2012	2011
Foreign exchange contracts	$(12)	$77	Cost of revenue	$1	$93

The total net realized transaction and foreign exchange contract currency gains and losses were not material to the consolidated financial statements during 2012, 2011 and 2010, respectively. See Notes 1 and 10 for additional disclosures related to the Company's foreign exchange contracts.

Note 12. Other Intangible Assets

In 2012, the Company acquired $834 million of intangibles as a result of the HGST acquisition, primarily related to existing technology, customer relationships and in-process research and development. See Note 14 below for a discussion of intangible assets acquired as a result of the Acquisition. Other intangible assets consist primarily of technology acquired in business combinations and are amortized on a straight-line basis over the respective estimated useful lives of the assets. Intangible assets as of June 29, 2012 were as follows:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in years)	(in millions)	(in millions)	(in millions)
Existing technology	5	$543	$108	$435
Customer relationships	4	139	14	125
Other	3	65	10	55
Leasehold interests	28	43	2	41
In-process research and development	—	143	—	143
Total		$933	$134	$799

Other intangible assets in the table above include a joint development agreement, trade names and a non-compete agreement.

Intangible assets as of July 1, 2011 were as follows:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in years)	(in millions)	(in millions)	(in millions)
Existing technology	9	$127	$59	$68
Supply agreement	2	6	3	3
Total		$133	$62	$71

Amortization expense for intangible assets was $79 million, $17 million and $12 million for 2012, 2011 and 2010, respectively. Amortization expense in 2012 related to the Acquisition was $63 million. As of June 29, 2012, estimated future amortization expense for intangible assets is $207 million for 2013, $193 million for 2014, $138 million for 2015, $59 million for 2016 and $31 million for 2017.

Note 13. Pensions and Other Post-retirement Benefit Plans

In connection with the Acquisition, the Company assumed pension and other post-retirement benefit plans in various countries, including Japan, the Philippines, Taiwan and Thailand. The Company's principal plans are in Japan. All pension and other post-retirement benefit plans outside of the Company's Japanese plans were immaterial to the Company's consolidated financial statements.

Obligations and Funded Status

The changes in the benefit obligations and plan assets for the Japanese defined benefit pension plans were as follows for the period from the Closing Date through June 29, 2012 (in millions):

Change in benefit obligation:	
Benefit obligation at beginning of period	$ 279
Service cost	4
Interest cost	2
Benefits paid	(2)
Non-U.S. currency movement	3
Benefit obligation at end of period	286
Change in plan assets:	
Fair value of plan assets at beginning of period	162
Actual return on plan assets	(1)
Employer contributions	6
Benefits paid	(2)
Non-U.S. currency movement	2
Fair value of plan assets at end of period	167
Unfunded status at end of year	$(119)

The following table presents the unfunded amounts as recognized on the Company's consolidated balance sheets as of June 29, 2012 (in millions):

Current liabilities	$ (3)
Non-current liabilities	(116)
Net amount recognized	$(119)

The accumulated benefit obligation for the Japanese defined benefit pension plans was $283 million at June 29, 2012. Net losses and prior service credits for the defined benefit pension plans of $3 million and less than $1 million, respectively, are recognized in accumulated other comprehensive loss in the consolidated balance sheet as of June 29, 2012. The amount expected to be amortized into net periodic benefit cost in fiscal 2013 is immaterial to the consolidated financial statements.

Assumptions

Weighted-Average Assumptions

The weighted-average actuarial assumptions used to determine benefit obligations for the Japanese defined benefit pension plans were as follows from the Closing Date through June 29, 2012:

Discount rate	1.8%
Rate of compensation increase	1.4%

The weighted-average actuarial assumptions used to determine benefit costs for the Japanese defined benefit pension plans were as follows from the Closing Date through June 29, 2012:

Discount rate	1.9%
Expected long-term rate of return on plan assets	3.5%
Rate of compensation increase	1.4%

The Company develops a discount rate by calculating when the estimated benefit payments will be due. Management in Japan then matches the benefit payments to AA or higher bond ratings that match the timing of the expected benefit payments to determine the appropriate discount rate.

The Company develops the expected long-term rate of return on plan assets by analyzing rates of return in Japan as well as the investment portfolio applicable to the plan. Management's estimates of future rates of return on assets is based in large part on the projected rate of return from the respective investment managers using a long-term view of historical returns, as well as actuarial recommendations using the most current generational and mortality tables and rates.

The Company develops the rate of compensation increase assumptions using local compensation practices and historical rates of increases.

Plan Assets

Investment Policies and Strategies

The investment policy in Japan is to generate a stable return on investments over a long-term horizon in order to have adequate pension funds to meet the Company's future obligations. In order to achieve this investment goal, a diversified portfolio with target asset allocation and expected rate of return is established by considering factors such as composition of participants, level of funded status, capacity to absorb risks, and the current economic environment. The target asset allocation is 22% to 35% in equity securities, 46% to 62% in debt securities and the remaining 3% to 32% in other assets. Risk management is accomplished through diversification, periodic review of plan asset performance, and appropriate realignment of asset allocation. Assumptions regarding the expected long-term rate of return on plan assets are periodically reviewed and are based on the historical trend of returns, the risk and correlation of each asset, and the latest economic environment.

The expected long-term rate of return is estimated based on many factors, including expected forecast for inflation, risk premiums for each asset class, expected asset allocation, current and future financial market conditions, and diversification and rebalancing strategies. Historical return patterns and correlations, consensus return forecasts, and other relevant financial factors are analyzed periodically by the investment advisor so as to ensure that the expected long-term rate of return is reasonable and appropriate.

Fair Value Measurements

The following table presents the Japanese defined benefit pension plans' major asset categories and their associated fair values as of June 29, 2012 (in millions):

	Level 1	Level 2	Level 3	Total
Equity:				
Equity securities(1)	$ 4	$ —	$ —	$ 4
Equity commingled/mutual funds(2)(3)	—	45	—	45
Fixed income:				
Government and related(4)	1	12	—	13
Fixed income commingled/mutual funds(2)(5)	—	77	—	77
Other securities(6)	—	9	—	9
Cash and short-term investments(2)	8	4	—	12
Alternative investments:				
Other(7)	—	—	7	7
Fair value of plan assets	$13	$147	$ 7	$167

(1) Includes direct investments in equity of domestic and foreign companies, including those in developing countries.

(2) Commingled funds represent pooled institutional investments.

(3) Equity mutual funds invest primarily in equity securities.

(4) Includes debt issued by national, state or local governments and related agencies.

(5) Fixed income mutual funds invest primarily in fixed income securities.

(6) Other securities include corporate bonds, insurance contracts and mortgage-backed securities

(7) Includes investments in hedge funds, venture capital funds, limited partnerships, private real estate, bank capital and collateral debt obligations such as private placement real estate funds.

Assets held in defined benefit plans in the Philippines, Taiwan and Thailand were less than $1 million and are not presented in the above table. There were no significant movements of assets between any level categories from the Closing Date through June 29, 2012.

Fair Value Valuation Techniques

Equity securities are valued at the closing price reported on the stock exchange on which the individual securities are traded. Equity commingled/mutual funds are typically valued using the net asset value ("NAV") provided by the investment manager or administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding. These assets are classified as either Level 1 or Level 2, depending on availability of quoted market prices for identical or similar assets.

If available, fixed income securities are valued using the close price reported on the major market on which the individual securities are traded and are classified as Level 1. The fair value of other fixed income securities is typically estimated using pricing models and quoted prices of securities with similar characteristics, and is generally classified as Level 2.

Cash includes money market accounts that are valued at their cost plus interest on a daily basis, which approximates fair value. Short-term investments represent securities with original maturities of one year or less. These assets are classified as either Level 1 or Level 2.

Alternative investment valuations require significant judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of the underlying assets. These assets are valued based on individual fund manager valuation models utilizing available and relevant market data. These investments are classified as Level 3.

Cash Flows

Contributions

The Company's expected employer contributions for 2013 are $14 million for its Japanese defined benefit pension plans.

Estimated Future Benefits Payments

Annual benefit payments from the Japanese defined benefit pension plans are estimated to range from $6 million to $9 million annually over the next five years.

Note 14. Acquisitions

HGST

On March 8, 2012, the Company, through WDI, its indirect wholly-owned subsidiary, completed the Acquisition pursuant to the SPA. HGST is a developer and manufacturer of storage devices. As a result of the Acquisition, HGST became an indirect wholly-owned subsidiary of the Company. The preliminary, aggregate purchase price of the Acquisition was approximately $4.7 billion, which was paid on the Closing Date and funded with $3.7 billion of existing cash and cash from new debt, as well as 25 million newly issued shares of the Company's common stock with a fair value of $877 million. The fair value of the newly issued shares of the Company's common stock was determined based on the closing market price of the Company's shares of common stock on the date of the Acquisition, less a 10% discount for lack of marketability as the shares issued are subject to a restriction that limits their trade or transfer for one year from the Closing Date. The Acquisition is intended over time, and subject to compliance with applicable regulatory conditions imposed on the Acquisition, to result in a more efficient and innovative customer-focused storage company with significant operating scale, strong global talent and a broad product lineup backed by a rich technology portfolio. HGST's results of operations since the date of the Acquisition are included in the consolidated financial statements.

The total preliminary purchase price for HGST was approximately $4.7 billion and was comprised of:

(in millions)	Mar. 8, 2012
Acquisition of all issued and outstanding paid-up share capital of HGST	$4,612
Fair value of stock options, restricted stock-based awards and SARs assumed	102
Total	$4,714

The fair values of stock options and SARs assumed were estimated using a Binomial option-pricing model. See "Stock-Based Compensation" included below in this Note 14 for a further discussion concerning stock awards assumed as a result of the Acquisition.

The purchase price consideration includes preliminary estimates of the working capital assets acquired and liabilities assumed, and therefore, may be adjusted when finalized. The Company identified and recorded the assets acquired and liabilities assumed at their estimated fair values at the Closing Date, and allocated the remaining value of approximately $1.8 billion to goodwill. The values assigned to certain acquired assets and liabilities are preliminary, are based on information available as of the date of this Annual Report on Form 10-K, and may be adjusted as further information becomes available during the measurement period of up to 12 months from the date of the Acquisition. The primary areas of the preliminary purchase price allocation that are not yet finalized due to information that may become available subsequently and may result in changes in the values allocated to various assets and liabilities, include the fair values of property, plant and equipment acquired, the valuation of certain intangible assets, contingencies and income taxes. Any changes in the fair values of the assets acquired and liabilities assumed during the measurement period may result in material adjustments to goodwill. The preliminary purchase price allocation was as follows (in millions):

	Mar. 8, 2012
Tangible assets acquired and liabilities assumed:	
Cash and cash equivalents	$ 194
Accounts receivable	1,290
Inventories	721
Other current assets	219
Property, plant and equipment	1,813
Other non-current assets	71
Accounts payable	(841)
Accrued liabilities	(594)
Debt assumed	(585)
Pension and other post-retirement benefit liabilities	(130)
Other liabilities	(102)
Intangible assets	834
Goodwill	1,824
Total	$4,714

During the three months ended June 29, 2012, the Company recorded a $124 million net increase in goodwill from the $1.7 billion recorded in the quarter ended March 30, 2012. This increase primarily relates to a net $161 million adjustment to equipment values, an increase to intangible assets of $41 million and other adjustments related to additional information obtained subsequently that existed at the Closing Date. The adjustment to depreciation and amortization as a result of these changes was not material to the Company's consolidated financial statements.

From the beginning of 2012 through the Closing Date, the Company incurred $61 million of expenses related to the Acquisition, of which $54 million are included within selling, general and administrative expense in the consolidated statements of income. The remaining $7 million of expenses related to debt commitment fees, which are included within interest and other expense in the consolidated statements of income.

Property, Plant and Equipment

The property, plant and equipment acquired as part of the Acquisition were valued using either the replacement cost or market value approach, as appropriate, as of the Closing Date. The following table summarizes the preliminary estimated fair value of the property, plant and equipment acquired from HGST and their estimated useful lives:

	Estimated Fair Value	Estimated Weighted-Average Useful Life
	(In millions)	(In years)
Land	$ 214	—
Buildings	240	30.5
Machinery and equipment	1,316	3.9
Furniture and fixtures	4	3.4
Leasehold improvements	39	3.9
Total property, plant and equipment	$1,813	

Inventories

The Company acquired $721 million of inventories as a result of the Acquisition. Finished goods were valued at estimated selling prices less costs of disposal and a reasonable profit allowance for the selling effort. Work-in-process inventory was valued at estimated selling prices less costs to complete, costs of disposal and a reasonable profit allowance for the completion and selling effort, or at estimated replacement costs for certain components. Raw materials were valued at estimated replacement cost at the Closing Date.

Warranty

The product warranty obligation assumed as a result of Acquisition was recognized at its estimated fair value of $139 million.

Stock-Based Compensation

In connection with the Acquisition, each outstanding HGST option, cash-settled SAR and RSU that was unvested as of the Closing Date was converted into equivalent options, cash-settled SARs and RSUs, with respect to shares of the Company's common stock, using an equity award exchange ratio in accordance with the SPA. All awards will be recognized by the Company over the remaining service periods. As of June 29, 2012, the future expense for the assumed HGST unvested options, SARs and RSUs was $77.4 million, which will be recognized over a weighted average service period of approximately 1.8 years.

Identifiable Intangible Assets Acquired

The following table summarizes the preliminary fair values and estimated useful lives of the intangibles acquired from HGST:

	Estimated Fair Value	Estimated Weighted-Average Useful Life
	(In millions)	(In years)
Existing technology	$438	3.7
Customer relationships	146	3.4
Other	64	2.8
Leasehold interests	43	28.4
In-process research and development	143	—
Total acquired identifiable intangible assets	$834	

The fair values of the identifiable intangible assets acquired from HGST were estimated using an income approach. The fair value of the intangible assets will be amortized to cost of revenue over their weighted average useful lives, with the exception of intangible assets related to customer relationships and acquired in-process research and development projects. Customer relationship intangible assets will be amortized to operating expense over their weighted average useful lives. HGST had in-process research and development projects associated with areal density improvements that had not yet reached technological feasibility as of the Closing Date. These projects are expected to incorporate significant changes in the magnetic structure of the media to achieve higher recording density for the Company. Accordingly, the Company recorded indefinite-lived intangible assets of $143 million for the fair value of these projects, which will not initially be amortized. Instead, the projects will be tested on an annual basis or more frequently whenever events or changes in circumstances indicate that the projects may be impaired or may have reached technological feasibility. Once a project reaches technological feasibility, the Company will begin to amortize the intangible asset over its estimated useful life.

Adverse/Favorable Leasehold Interests

The Company analyzed the contractual facility leases assumed as part of the Acquisition to determine the fair value of the leasehold interests. An adverse leasehold position exists when the present value of the contractual rental obligation is greater than the present value of the market rental obligation, and conversely for a favorable leasehold interest. The Company recorded a net favorable leasehold interest of $43 million, which is classified within intangible assets in the preliminary purchase price allocation table above in this Note 14. The $43 million will be amortized to cost of revenue over the average lease term of 28 years.

Goodwill

The $1.8 billion of goodwill recognized is primarily attributable to the benefits, subject to compliance with applicable regulatory conditions imposed on the Acquisition, the Company expects to derive from a more efficient and innovative customer-focused storage company with significant operating scale, strong global talent and a broad product lineup backed by a rich technology portfolio. None of the goodwill is expected to be deductible for tax purposes.

The changes in the carrying amount of goodwill for the year ended June 29, 2012 are as follows (in millions):

Balance at July 1, 2011	$ 151
Goodwill acquired from the Acquisition	1,824
Balance at June 29, 2012	$1,975

HGST Revenue and Net Income

The amount of revenue and earnings attributable to HGST in the Company's consolidated statement of income during the three months ended and the year ended June 29, 2012 from the Closing Date were as follows:

(in millions)	Three Months Ended June 29, 2012	Year Ended June 29, 2012
Revenue	$2,442	$3,056
Net income	$ 461	$ 501

Toshiba Transactions

In connection with the regulatory approval process, the Company announced on May 15, 2012 that it had completed a transaction with Toshiba to divest certain 3.5-inch hard drive assets and to purchase Toshiba Storage Device

(Thailand) Company Limited ("TSDT"), a wholly-owned subsidiary of Toshiba which manufactured hard drives prior to the recent Thailand flooding. The net impact of these two transactions was immaterial to the Company's consolidated financial statements.

Maintenance of Competitive Requirement

In connection with the regulatory approval process of the Acquisition, the Company agreed to certain conditions required by the Ministry of Commerce of the People's Republic of China ("MOFCOM"), including adopting measures to maintain HGST as an independent competitor until MOFCOM agrees otherwise (with the minimum period being two years). The Company is working closely with MOFCOM to finalize an operations plan that is expected to outline in more detail the conditions of the competitive requirement.

Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of the Company, HGST and TSDT as well as the related divestiture of assets to Toshiba, on a pro forma basis, as though the combinations and divestiture had occurred as of the beginning of fiscal 2011. The pro forma financial information presented includes the effects of adjustments related to the fair value of acquired inventory and warranty obligation, acquired or divested fixed assets, amortization charges from acquired intangible assets, depreciation charges from acquired or divested fixed assets and the elimination of certain activities excluded from the transactions. The pro forma financial information as presented below is for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved if the acquisitions, divestiture and any borrowings undertaken to finance the acquisitions had taken place at the beginning of the earliest period presented, nor does it intend to be a projection of future results.

(in millions, except per share amounts)	Year Ended June 29, 2012	Year Ended July 1, 2011
Revenue	$16,845	$15,398
Net income	$ 2,019	$ 877
Basic income per common share	$ 7.80	$ 3.43
Diluted income per common share	$ 7.65	$ 3.37

Magnetic Media Operations

On June 30, 2010, the Company acquired the facilities, equipment, intellectual property and working capital of the magnetic media sputtering operations of Hoya. The cost of the acquisition was $233 million and was funded with available cash. The Company identified and recorded the assets, including specifically identifiable intangible assets, and liabilities assumed from Hoya at their estimated fair values as of the date of acquisition, and allocated the remaining value to goodwill. The allocation was as follows (in millions):

	June 30, 2010
Tangible assets acquired and liabilities assumed:	
Inventories	$ 35
Property and equipment	185
Accounts payables and other liabilities	(10)
Intangible assets	11
Goodwill	12
Total	$233

Intangible assets of $11 million primarily relate to a glass substrate supply agreement and existing technology. These intangibles will be amortized to cost of revenue over the weighted average useful life of 3 years.

Note 15. Thailand Flooding

In October 2011, severe flooding in Thailand inundated all of the Company's Thailand manufacturing facilities and submerged certain equipment located there. These facilities included the Company's magnetic head slider fabrication facilities, as well as its hard drive, head gimbal assembly and head stack assembly facilities. As a result, the Company recorded $235 million of flood-related charges in fiscal 2012, offset by $21 million of insurance recoveries and other cost reimbursements. These charges are separately stated as a line item, "Charges related to flooding, net," within operating expenses on the consolidated statements of income.

The following table summarizes the flood-related charges for the nine months ended June 29, 2012 (in millions):

	Impairment of Property, Plant and Equipment	Recovery Charges	Inventory Write-Downs	Wage Continuation	Total
Accrual for flood-related charges at September 30, 2011	$ —	$ —	$ —	$ —	$ —
Flood-related charges	119	61	28	27	235
Cash payments	—	(61)	—	(27)	(88)
Inventory write-off	—	—	(28)	—	(28)
Non-cash charges	(119)	$ —	—	—	(119)
Accrual for flood-related charges at June 29, 2012	$ —	$ —	$ —	$ —	$ —

The Company maintains insurance coverage that provides property and business interruption coverage in the event of losses arising from flooding. The Company has submitted claims to its insurers and is awaiting a determination of how much of its total losses will be covered by insurance. For an additional discussion of the Thailand flooding, see Part II, Item 7 of this Annual Report on Form 10-K.

Note 16. Impairment and Other Charges

During the Company's fourth fiscal quarter 2012, the Company incurred charges to realign its manufacturing capacity as a result of a softer demand environment. Total charges of $80 million are included in Impairment and other charges within operating expenses on the consolidated statements of income. The following table summarizes the Company's impairment and other charges for the three months ended June 29, 2012 (in millions):

	Impairment of Property, Plant and Equipment	Employee Termination Benefits	Contract and Other Termination Costs	Total
Accrual at March 30, 2012	$ —	$—	$—	$ —
Charges	56	8	16	80
Cash payments	—	(8)	—	(8)
Non-cash charges	(56)	—	—	(56)
Accrual at June 29, 2012	$ —	$—	$16	$ 16

The asset impairment charge of $56 million primarily relates to the machinery and equipment at the facilities in Singapore, Thailand and Phoenix, Arizona. The employee termination benefits charge of $8 million relates primarily to TSDT employees. The contract and other termination costs liability is expected to be relieved by the second quarter of fiscal 2013 and is included within accrued expenses in the consolidated balance sheets. See Note 14 for an additional discussion of the purchase of TSDT.

Note 17. Quarterly Results of Operations (unaudited)

	First	Second	Third	Fourth
2012(1)				
Revenue, net	$2,694	$1,995	$3,035	$4,754
Gross margin	541	648	977	1,472
Operating income	259	162	542	808
Net income	239	145	483	745
Basic income per common share	$ 1.03	$ 0.62	$ 2.00	$ 2.93
Diluted income per common share	$ 1.01	$ 0.61	$ 1.96	$ 2.87
2011(2)				
Revenue, net	$2,396	$2,475	$2,252	$2,403
Gross margin	437	475	410	469
Operating income	211	240	158	172
Net income	197	225	146	158
Basic income per common share	$ 0.86	$ 0.98	$ 0.63	$ 0.68
Diluted income per common share	$ 0.84	$ 0.96	$ 0.62	$ 0.67

(1) The first, second and third quarters of 2012 included $14 million, $14 million and $34 million, respectively, of expenses related to the acquisition of HGST, including debt commitment fees. The first quarter of 2012 included $7 million of litigation contingencies. The second and third quarters included $199 million and $15 million of charges related to the flooding, net of recoveries, respectively. The third quarter of 2012 included $91 million for costs recognized upon the sale of inventory that was written-up to fair value. The third quarter of 2012 included $16 million of tax effects related to the aforementioned costs related to inventory. The third and fourth quarters of 2012 included $12 million and $51 million for the amortization of intangibles related to the acquisition of HGST, respectively. The fourth quarter of 2012 included $80 million of impairment and other charges.

(2) The third quarter of 2011 included $10 million of expenses related to the acquisition of HGST. The fourth quarter of 2011 included a $25 million accrual for litigation contingencies, $7 million of expenses related to the acquisition of HGST, and $2 million of debt commitment fees related to the acquisition of HGST.

WESTERN DIGITAL CORPORATION
SCHEDULE II — CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
Three years ended June 29, 2012
(in millions)

	Allowance for Doubtful Accounts
Balance at July 3, 2009	$14
Recoveries credited to operations	(6)
Deductions	(2)
Balance at July 2, 2010	$ 6
Deductions	(1)
Balance at July 1, 2011	$ 5
Other	3
Additions charged to operations	1
Balance at June 29, 2012	$ 9

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As required by SEC Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of the end of the period covered by this Annual Report on Form 10-K. KPMG LLP, our independent registered public accounting firm, which audited the consolidated financial statements included in this Annual Report on Form 10-K, has issued an audit report on our internal control over financial reporting. See page 51 herein.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the fourth fiscal quarter ended June 29, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations of Effectiveness of Controls

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect our internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the benefits of controls must be considered relative to their costs. Because of the inherent limitations in a system of internal control over financial reporting, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

There is incorporated herein by reference the information required by this Item included in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after the close of the fiscal year ended June 29, 2012, except that the information required by this Item 10 concerning executive officers is set forth in Part I of this report under "Item 1. Business — Executive Officers of the Registrant."

In addition, our Board of Directors has adopted a Code of Business Ethics that applies to all of our directors, employees and officers, including our Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer. The current version of the Code of Business Ethics is available on our Web site under the Governance section at www.westerndigital.com. In accordance with rules adopted by the SEC and The NASDAQ Stock Market LLC, we intend to promptly disclose future amendments to certain provisions of the Code of Business Ethics, or waivers of such provisions granted to executive officers and directors, on our Web site under the Governance section at www.westerndigital.com.

Item 11. *Executive Compensation*

There is incorporated herein by reference the information required by this Item included in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after the close of the fiscal year ended June 29, 2012.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

There is incorporated herein by reference the information required by this Item included in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after the close of the fiscal year ended June 29, 2012.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

There is incorporated herein by reference the information required by this Item included in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after the close of the fiscal year ended June 29, 2012.

Item 14. *Principal Accountant Fees and Services*

There is incorporated herein by reference the information required by this Item included in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after the close of the fiscal year ended June 29, 2012.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) Documents filed as a part of this Annual Report on Form 10-K:

(1) Financial Statements

The financial statements included in Part II, Item 8 of this document are filed as part of this Annual Report on Form 10-K.

(2) Financial Statement Schedules

The financial statement schedule included in Part II, Item 8 of this document is filed as part of this Annual Report on Form 10-K.

All other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related Notes.

Separate financial statements have been omitted as we are primarily an operating company and our subsidiaries are wholly or majority owned and do not have minority equity interests and/or indebtedness to any person other than us in amounts which together exceed 5% of the total consolidated assets as shown by the most recent year-end consolidated balance sheet.

(3) Exhibits

The following exhibits are filed herewith or are incorporated by reference, as specified below, from exhibits previously filed with the Securities and Exchange Commission. Certain agreements listed below that we have filed or incorporated by reference may contain representations and warranties by us or our subsidiaries. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may have been qualified by disclosures made to such other party or parties, (ii) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments, which may not be fully reflected in our public disclosures, (iii) may reflect the allocation of risk among the parties to such agreements and (iv) may apply materiality standards different from what may be viewed as material to investors. Accordingly, these representations and warranties may not describe the actual state of affairs at the date hereof and should not be relied upon.

Exhibit Number	Description
2.1	Stock Purchase Agreement, dated March 7, 2011, among Western Digital Corporation, Western Digital Ireland, Ltd., Hitachi, Ltd., and Viviti Technologies Ltd.(19)±
2.2	First Amendment to Stock Purchase Agreement, dated May 27, 2011, among Western Digital Corporation, Western Digital Ireland, Ltd., Hitachi, Ltd., and Viviti Technologies Ltd.(20)
2.3	Second Amendment to Stock Purchase Agreement, dated November 23, 2011, among Western Digital Corporation, Western Digital Ireland, Ltd., Hitachi, Ltd., and Viviti Technologies Ltd.(22)
2.4	Third Amendment to Stock Purchase Agreement, dated January 30, 2012, among Western Digital Corporation, Western Digital Ireland, Ltd., Hitachi, Ltd., and Viviti Technologies Ltd.(23)
2.5	Fourth Amendment to Stock Purchase Agreement, dated February 15, 2012, among Western Digital Corporation, Western Digital Ireland, Ltd., Hitachi, Ltd., and Viviti Technologies Ltd.(23)
2.6	Second Amendment to Stock Purchase Agreement, dated March 6, 2012, among Western Digital Corporation, Western Digital Ireland, Ltd., Hitachi, Ltd., and Viviti Technologies Ltd.(23)
2.7	Second Amendment to Stock Purchase Agreement, dated March 6, 2012, among Western Digital Corporation, Western Digital Ireland, Ltd., Hitachi, Ltd., and Viviti Technologies Ltd.(23)
3.1	Amended and Restated Certificate of Incorporation of Western Digital Corporation, as amended to date(7)

Exhibit Number	Description
3.2	Amended and Restated Bylaws of Western Digital Corporation, as amended effective as of November 5, 2007(11)
10.1	Western Digital Corporation Amended and Restated 2004 Performance Incentive Plan, amended and restated effective as of August 12, 2009(15)*
10.1.1	Form of Notice of Grant of Stock Option and Option Agreement — Executives, under the Western Digital Corporation 2004 Performance Incentive Plan(21)*
10.1.2	Form of Notice of Stock Option Grant and Stock Option Agreement , under the Western Digital Corporation Amended and Restated 2004 Performance Incentive Plan(8)*
10.1.3	Form of Notice of Grant of Restricted Stock and Restricted Stock Agreement — Executives, under the Western Digital Corporation 2004 Performance Incentive Plan(5)*
10.1.4	Form of Notice of Grant of Restricted Stock and Restricted Stock Agreement — Non-Executives, under the Western Digital Corporation Amended and Restated 2004 Performance Incentive Plan(5)*
10.1.5	Form of Notice of Grant of Stock Units and Stock Unit Award Agreement — Executives, under the Western Digital Corporation Amended and Restated 2004 Performance Incentive Plan(21)*
10.1.6	Form of Notice of Grant of Stock Units and Stock Unit Award Agreement, under the Western Digital Corporation Amended and Restated 2004 Performance Incentive Plan(13)*
10.1.7	Form of Notice of Grant of Performance Stock Units and Performance Stock Unit Award Agreement, under the Western Digital Corporation Amended and Restated 2004 Performance Incentive Plan†*
10.1.8	Form of Notice of Grant of Long-Term Cash Award and Long-Term Cash Award Agreement — Executives, under the Western Digital Corporation Amended and Restated 2004 Performance Incentive Plan(21)*
10.1.9	Form of Notice of Grant of Long-Term Cash Award and Long-Term Cash Award Agreement — Employees, under the Western Digital Corporation Amended and Restated 2004 Performance Incentive Plan(13)*
10.1.10	Western Digital Corporation Amended and Restated 2004 Performance Incentive Plan Non-Employee Director Option Grant Program, as amended September 11, 2008, and Form of Notice of Grant of Stock Option and Option Agreement — Non-Employee Directors(16)*
10.1.11	Western Digital Corporation Amended and Restated 2004 Performance Incentive Plan Non-Employee Director Restricted Stock Unit Grant Program, as amended and restated effective November 6, 2008(16)*
10.2	Western Digital Corporation Amended and Restated Employee Stock Option Plan, as amended on November 5, 1998(1)*
10.2.1	First Amendment to the Western Digital Corporation Employee Stock Option Plan, dated April 6, 2001(3)*
10.2.2	Form of Notice of Grant of Stock Options and Stock Option Agreement under the Western Digital Corporation Amended and Restated Employee Stock Option Plan as amended(6)*
10.3	Western Digital Corporation Broad-Based Stock Incentive Plan(2)*
10.3.1	First Amendment to the Western Digital Corporation Broad-Based Stock Incentive Plan, dated April 6, 2001(3)*

Exhibit Number	Description
10.3.2	Form of Notice of Grant of Restricted Stock and Restricted Stock Agreement under the Western Digital Corporation Broad Based Stock Incentive Plan as amended(6)*
10.4	Western Digital Corporation Amended and Restated Stock Option Plan for Non-Employee Directors, effective as of May 25, 2000(3)*
10.4.1	First Amendment to the Western Digital Corporation Amended and Restated Stock Option Plan for Non-Employee Directors, dated April 6, 2001(3)*
10.5	Western Digital Corporation 2005 Employee Stock Purchase Plan, as amended August 11, 2010(17)*
10.6	Amended and Restated Western Digital Corporation Non-Employee Directors Stock-For-Fees Plan, as amended November 6, 2008(15)*
10.7	Western Digital Corporation Summary of Compensation Arrangements for Named Executive Officers and Directors†*
10.8	Amended and Restated Deferred Compensation Plan, amended and restated effective November 10, 2010(18)*
10.9	Employment Agreement, dated as of March 7, 2011, between Western Digital Corporation and John Coyne(19)*
10.9.1	Form of Notice of Grant of Stock Units and Stock Unit Award Agreement between Western Digital Corporation and John Coyne(21)*
10.9.2	Form of Notice of Grant of Stock Option and Option Agreement between Western Digital Corporation and John Coyne(21)*
10.9.3	Form of Notice of Long-Term Cash Award and Long-Term Cash Award Agreement between Western Digital Corporation and John Coyne(21)*
10.10	Employment Agreement, dated March 7, 2011, between Western Digital Corporation and Stephen D. Milligan(23)*
10.11	Employment Agreement, dated March 7, 2011, between Western Digital Corporation and Timothy Leyden(19)*
10.12	Western Digital Corporation Amended and Restated Change of Control Severance Plan, amended and restated as of May 17, 2011(20)*
10.13	Western Digital Corporation Executive Severance Plan, amended and restated as of February 16, 2012(23)*
10.14	Form of Indemnity Agreement for Directors of Western Digital Corporation(4)*
10.15	Form of Indemnity Agreement for Officers of Western Digital Corporation(4)*
10.16	Credit Agreement, dated as of March 8, 2012, among Western Digital Technologies, Inc. and Western Digital Ireland, Ltd., as Borrowers; Western Digital Corporation, as Holdings; Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer; lenders party thereto; Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Bookrunner; and The Bank of Nova Scotia, Union Bank, N.A., HSBC Bank USA, National Association, and JPMorgan Chase Bank, N.A., as Co-Syndication Agents(23)
10.17	Commitment Letter, dated March 7, 2011, among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Western Digital Corporation, Western Digital Technologies, Inc., and Western Digital Ireland, Ltd.(19)

Exhibit Number	Description
10.18	First Amendment to Commitment Letter, dated March 2, 2012, among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Western Digital Corporation, Western Digital Technologies, Inc. and Western Digital Ireland, Ltd.(23)
10.19	Transition Services Agreement, dated March 7, 2011, among Hitachi, Ltd., Viviti Technologies Ltd. and Western Digital Corporation(19)
10.20	Investor Rights Agreement, dated as of March 8, 2012, between Western Digital Corporation and Hitachi, Ltd.(23)
10.21	Letter Agreement, dated November 15, 2011, between Western Digital Technologies, Inc. and SAE Magnetics (H.K.) Ltd. and its affiliates(22)≠
21	Subsidiaries of Western Digital Corporation†
23	Consent of Independent Registered Public Accounting Firm†
31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002†
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002†
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002†
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002†
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

† Filed with this report.

± Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally copies of any of the omitted schedules upon request by the Securities and Exchange Commission.

≠ Certain portions of this exhibit are omitted and have been filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to applicable rules of the Securities and Exchange Commission.

** Furnished herewith. In accordance with Rule 406T of Regulation S-T, the information in these exhibits shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to liability under that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

(1) Incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 1-8703), as filed with the Securities and Exchange Commission on February 8, 1999.

(2) Incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 1-8703), as filed with the Securities and Exchange Commission on May 15, 2000.

(3) Incorporated by reference to the Company's Annual Report on Form 10-K (File No. 1-8703), as filed with the Securities and Exchange Commission on September 27, 2001.

(4) Incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 1-8703), as filed with the Securities and Exchange Commission on November 8, 2002.

(5) Incorporated by reference to the Company's Current Report on Form 8-K (File No. 1-8703), as filed with the Securities and Exchange Commission on November 23, 2004.

(6) Incorporated by reference to the Company's Annual Report on Form 10-K (File No. 1-8703), as filed with the Securities and Exchange Commission on September 14, 2005.

(7) Incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 1-8703), as filed with the Securities and Exchange Commission on February 8, 2006.

(8) Incorporated by reference to the Company's Current Report on Form 8-K (File No. 1-8703), as filed with the Securities and Exchange Commission on May 16, 2006.

(9) Incorporated by reference to the Company's Current Report on Form 8-K (File No. 1-8703), as filed with the Securities and Exchange Commission on November 2, 2006.

(10) Incorporated by reference to the Company's Annual Report on Form 10-K (File No. 1-8703), as filed with the Securities and Exchange Commission on August 28, 2007.

(11) Incorporated by reference to the Company's Current Report on Form 8-K (File No. 1-8703), as filed with the Securities and Exchange Commission on November 8, 2007.

(12) Incorporated by reference to the Company's Current Report on Form 8-K (File No. 1-8703), as filed with the Securities and Exchange Commission on February 12, 2008.

(13) Incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 1-8703), as filed with the Securities and Exchange Commission on October 31, 2008.

(14) Incorporated by reference to the Company's Registration Statement on Form S-8 (File No. 333-155661), as filed with the Securities and Exchange Commission on November 25, 2008.

(15) Incorporated by reference to the Company's Current Report on Form 8-K (File No. 1-8703), as filed with the Securities and Exchange Commission on November 16, 2009.

(16) Incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 1-8703), as filed with the Securities and Exchange Commission on October 29, 2009.

(17) Incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 1-8703), as filed with the Securities and Exchange Commission on October 29, 2010.

(18) Incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 1-8703), as filed with the Securities and Exchange Commission on January 28, 2011.

(19) Incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 1-8703), as filed with the Securities and Exchange Commission on May 2, 2011.

(20) Incorporated by reference to the Company's Annual Report on Form 10-K (File No. 1-8703), as filed with the Securities and Exchange Commission on August 12, 2011.

(21) Incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 1-8703), as filed with the Securities and Exchange Commission on October 28, 2011.

(22) Incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 1-8703), as filed with the Securities and Exchange Commission on January 27, 2012.

(23) Incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 1-8703), as filed with the Securities and Exchange Commission on May 9, 2012.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN DIGITAL CORPORATION

By: /s/ WOLFGANG U. NICKL
Wolfgang U. Nickl
Executive Vice President and Chief Financial Officer

Dated: August 17, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOHN F. COYNE John F. Coyne	Chief Executive Officer (Principal Executive Officer), Director	August 17, 2012
/s/ WOLFGANG U. NICKL Wolfgang U. Nickl	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 17, 2012
/s/ THOMAS E. PARDUN Thomas E. Pardun	Chairman of the Board	August 17, 2012
/s/ KATHLEEN A. COTE Kathleen A. Cote	Director	August 17, 2012
/s/ HENRY T. DENERO Henry T. DeNero	Director	August 17, 2012
/s/ WILLIAM L. KIMSEY William L. Kimsey	Director	August 17, 2012
/s/ MICHAEL D. LAMBERT Michael D. Lambert	Director	August 17, 2012
/s/ LEN J. LAUER Len J. Lauer	Director	August 17, 2012
/s/ MATTHEW E. MASSENGILL Matthew E. Massengill	Director	August 17, 2012
/s/ ROGER H. MOORE Roger H. Moore	Director	August 17, 2012
/s/ KENSUKE OKA Kensuke Oka	Director	August 17, 2012
/s/ ARIF SHAKEEL Arif Shakeel	Director	August 17, 2012
/s/ MASAHIRO YAMAMURA Masahiro Yamamura	Director	August 17, 2012

Exhibit 21

WESTERN DIGITAL CORPORATION
SUBSIDIARIES OF THE COMPANY

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
Fabrik, LLC	Delaware
G-Tech, LLC	California
HGST Asia Pte. Ltd.	Singapore
HGST Europe, Ltd.	United Kingdom
HGST, Inc.	Delaware
HGST Japan, Ltd.	Japan
HGST Netherlands B.V.	The Netherlands
HGST Singapore Pte. Ltd.	Singapore
HICAP Properties Corp.	Philippines
Hitachi Global Storage Products (Shenzhen) Co., Ltd.	People's Republic of China
Hitachi Global Storage Technologies Consulting (Shanghai) Co., Ltd.	People's Republic of China
Hitachi Global Storage Technologies Malaysia Sdn. Bhd.	Malaysia
Hitachi Global Storage Technologies Philippines Corp.	Philippines
Hitachi Global Storage Technologies (Shenzhen) Co., Ltd.	People's Republic of China
HGST (Thailand) Ltd.	Thailand
Keen Personal Media, Inc.	Delaware
Keen Personal Technologies, Inc.	Delaware
Pacifica Insurance Corporation	Hawaii
Read-Rite International	Cayman Islands
Read-Rite Philippines, Inc.	Philippines
RS Patent Holding Corporation	Delaware
Shenzhen Hailiang Storage Products Co., Ltd.	People's Republic of China
SiliconSystems Inc.	California
Simple Tech, LLC	Delaware
Tatech Funding Limited	Cayman Islands
Viviti Technologies Pte. Ltd.	Singapore
WD Media, LLC (formerly Komag Incorporated)	Delaware
WD Media (Malaysia) Sdn. (formerly Komag USA (Malaysia) Sdn.)	Malaysia
WD Media (Singapore) Pte. Ltd.	Singapore
Western Digital Canada Corporation	Ontario, Canada
Western Digital Deutschland GmbH	Germany
Western Digital Do Brasil Comércio E Distribuição De Produtos De Informática Ltda.	Brazil
Western Digital (France) S.A.R.L.	France
Western Digital (Fremont), LLC	Delaware
Western Digital Hong Kong Limited	Hong Kong
Western Digital Information Technology (Shanghai) Company Ltd.	People's Republic of China
Western Digital International Ltd.	Cayman Islands

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
Western Digital Ireland, Ltd.	Cayman Islands
Western Digital (I.S.) Limited	Ireland
Western Digital Japan Ltd.	Japan
Western Digital Korea, Ltd.	Republic of Korea
Western Digital Latin America, Inc.	Delaware
Western Digital (Malaysia) Sdn. Bhd.	Malaysia
Western Digital Netherlands B.V.	The Netherlands
Western Digital (S.E. Asia) Pte. Ltd.	Singapore
Western Digital Storage Device (Thailand) Company Limited	Thailand
Western Digital Taiwan Co., Ltd.	Taiwan
Western Digital Technologies, Inc.	Delaware
Western Digital (Thailand) Company Limited	Thailand
Western Digital (U.K.) Limited	United Kingdom
Western Digital Ventures, Inc.	Delaware

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Western Digital Corporation:

We consent to the incorporation by reference in the registration statements on Forms S-8 (Nos. 2-76179, 2-97365, 33-9853, 33-57953, 33-60166, 33-60168, 33-51725, 333-20359, 333-31487, 333-41423, 333-42991, 333-70413, 333-95499, 333-36332, 333-56738, 33-24585, 33-33365, 33-56128, 333-107227, 333-111130, 333-122475, 333-129813, 333-155661, 333-163133 and 333-180286) of Western Digital Corporation of our reports dated August 17, 2012, with respect to the consolidated balance sheets of Western Digital Corporation and subsidiaries as of June 29, 2012 and July 1, 2011 and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 29, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of June 29, 2012, which reports appear in the June 29, 2012, Annual Report on Form 10-K of Western Digital Corporation.

/s/ KPMG LLP

August 17, 2012
Irvine, California

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John F. Coyne, certify that:

1. I have reviewed this Annual Report on Form 10-K of Western Digital Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ JOHN F. COYNE

John F. Coyne
Chief Executive Officer

Dated: August 17, 2012

Exhibit 32.1

The following certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. § 1350 and in accordance with SEC Release No. 33-8238. This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, nor shall it be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Western Digital Corporation specifically incorporates it by reference.

Certification of Chief Executive Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Western Digital Corporation, a Delaware corporation (the "Company"), hereby certifies, to his knowledge, that:

(i) the accompanying Annual Report on Form 10-K of the Company for the period ended June 29, 2012 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOHN F. COYNE

John F. Coyne
Chief Executive Officer

Dated: August 17, 2012

Exhibit 32.2

The following certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. § 1350 and in accordance with SEC Release No. 33-8238. This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, nor shall it be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Western Digital Corporation specifically incorporates it by reference.

Certification of Chief Financial Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Western Digital Corporation, a Delaware corporation (the "Company"), hereby certifies, to his knowledge, that:

(i) the accompanying Annual Report on Form 10-K of the Company for the period ended June 29, 2012 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ WOLFGANG U. NICKL

Wolfgang U. Nickl

Executive Vice President and Chief Financial Officer

Dated: August 17, 2012

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[THIS PAGE INTENTIONALLY LEFT BLANK]

CORPORATE INFORMATION

BOARD OF DIRECTORS

Thomas E. Pardun [2, 3, 4]
Chairman of the Board
Former President
MediaOne Asia/Pacific

Kathleen A. Cote [1, 4]
Former Chief Executive Officer
Worldport Communications, Inc.

John F. Coyne [3]
Chief Executive Officer
Western Digital Corporation

Henry T. DeNero [1, 3]
Former Chairman and
Chief Executive Officer
Homespace, Inc.

Board Committees
[1] Audit Committee
[2] Compensation Committee
[3] Executive Committee
[4] Governance Committee

William L. Kimsey [1]
Former Global Chief Executive Officer
Ernst & Young

Michael D. Lambert [2]
Former Senior Vice President
Dell, Inc.

Len J. Lauer [2]
Chairman and Chief Executive Officer
Memjet

Matthew E. Massengill
Former Chairman, President
and Chief Executive Officer
Western Digital Corporation

Roger H. Moore [2, 4]
Former President and
Chief Executive Officer
Illuminet Holdings, Inc.

Kensuke Oka
President and Chief Executive Officer
Hitachi America, Ltd.

Arif Shakeel
Former President and
Chief Executive Officer
Western Digital Corporation

Masahiro Yamamura
Corporate Officer, General Manager
Semiconductor Business Division of
Hitachi, Ltd.

EXECUTIVE OFFICERS

John F. Coyne
Chief Executive Officer
Western Digital Corporation

Stephen D. Milligan
President
Western Digital Corporation

Wolfgang U. Nickl
Executive Vice President and
Chief Financial Officer
Western Digital Corporation

Michael D. Cordano
President
HGST Subsidiary

Timothy M. Leyden
President
WD Subsidiary


Western
Digital®

CORPORATE HEADQUARTERS

Western Digital Corporation
3355 Michelson Drive, Suite 100
Irvine, California 92612
949.672.7000

INVESTOR RELATIONS

investor.wdc.com
investor@wdc.com
800.695.6399

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
Operations Center - 6201 15th Avenue
Brooklyn, New York 11219
www.amstock.com
800.937.5449

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP

STOCK EXCHANGE LISTING

Western Digital common stock is listed on the NASDAQ Global Select Market (NASDAQ) and trades under the symbol WDC.

WORLDWIDE WEBSITE

For current information on Western Digital, visit our website at www.westerndigital.com.

CERTAIN FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements, including statements relating to the following: demand for digital storage and factors contributing to such demand; growth opportunities in the storage industry; Western Digital's investments in new markets and technologies; and opportunities for cost improvements. These forward-looking statements are based on Western Digital's current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including: the impact of continued uncertainty and volatility in global economic conditions; supply and demand conditions in the hard drive industry; actions by competitors; unexpected advances in competing technologies; uncertainties related to the development and introduction of products based on new technologies and expansion into new hard drive markets; business conditions and growth in the various data storage markets; pricing trends and fluctuations in average selling prices; uncertanties concerning the availability and cost of commodity materials and specialized product components; and other risks and uncertainties listed in Western Digital's Form 10-K for the fiscal year ended June 29, 2012, to which your attention is directed. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Western Digital undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

2278-001005-A08 Sept 2012


WDC
NASDAQ
LISTED


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FSC® C101537


Western
Digital®

Dear Stockholder:

We cordially invite you to attend our Annual Meeting of Stockholders to be held at 3333 Michelson Drive, Irvine, California 92612 on Thursday, November 8, 2012 at 8:00 a.m., local time. Our Board of Directors and management look forward to welcoming you there.

We are holding the Annual Meeting for the following purposes:

1. To elect twelve directors to serve until our next annual meeting of stockholders and until their successors are duly elected and qualified;

2. To approve an amendment and restatement of our 2004 Performance Incentive Plan that would, among other things, increase by 11,500,000 the number of shares of our common stock available for issuance under the plan;

3. To approve an amendment and restatement of our 2005 Employee Stock Purchase Plan that would, among other things, increase by 8,000,000 the number of shares of our common stock available for issuance under the plan;

4. To approve on an advisory basis the named executive officer compensation in this Proxy Statement;

5. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending June 28, 2013; and

6. To transact such other business as may properly come before the Annual Meeting or any postponement or adjournment of the meeting.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE:

- **"FOR" ELECTION OF EACH OF THE TWELVE DIRECTOR NOMINEES NAMED IN PROPOSAL 1,**
- **"FOR" PROPOSAL 2 TO APPROVE AN AMENDMENT AND RESTATEMENT OF OUR 2004 PERFORMANCE INCENTIVE PLAN,**
- **"FOR" PROPOSAL 3 TO APPROVE AN AMENDMENT AND RESTATEMENT OF OUR 2005 EMPLOYEE STOCK PURCHASE PLAN,**
- **"FOR" PROPOSAL 4 TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AND**
- **"FOR" PROPOSAL 5 TO RATIFY THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.**

Whether or not you are able to attend the meeting, it is important that your shares be represented, no matter how many shares you own. You may submit your proxy over the Internet or (if you receive a printed copy of the proxy materials) by telephone or by marking, signing, dating and mailing a proxy or voting instruction form in the pre-addressed return envelope provided. We urge you to promptly submit your proxy or voting instructions in order to ensure your representation and the presence of a quorum at the Annual Meeting.

On behalf of the Board of Directors, thank you for your continued support.

THOMAS E. PARDUN	JOHN F. COYNE
Chairman of the Board	*Chief Executive Officer*

September 27, 2012



3355 Michelson Drive, Suite 100
Irvine, California 92612

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On November 8, 2012

To the Stockholders of
WESTERN DIGITAL CORPORATION:

Our 2012 Annual Meeting of Stockholders will be held at 3333 Michelson Drive, Irvine, California 92612 on Thursday, November 8, 2012 at 8:00 a.m., local time, for the following purposes:

1. To elect the twelve director nominees named in the attached Proxy Statement to serve until our next annual meeting of stockholders and until their successors are duly elected and qualified;
2. To approve an amendment and restatement of our 2004 Performance Incentive Plan that would, among other things, increase by 11,500,000 the number of shares of our common stock available for issuance under the plan;
3. To approve an amendment and restatement of our 2005 Employee Stock Purchase Plan that would, among other things, increase by 8,000,000 the number of shares of our common stock available for issuance under the plan;
4. To approve on an advisory basis the named executive officer compensation disclosed in this Proxy Statement;
5. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending June 28, 2013; and
6. To transact such other business as may properly come before the Annual Meeting or any postponement or adjournment of the meeting.

Any action on the items described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting is properly adjourned or postponed.

Only stockholders of record at the close of business on September 17, 2012 are entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements of the meeting.

Again this year, we are pleased to be using the Securities and Exchange Commission rule that allows companies to furnish their proxy materials over the Internet. As a result, we are mailing to most of our stockholders a "Notice of Internet Availability of Proxy Materials," or Notice, instead of a printed copy of the Proxy Statement and our Annual Report for the fiscal year ended June 29, 2012. The Notice contains instructions on how stockholders can access those documents over the Internet and vote their shares. The Notice also contains instructions on how each of those stockholders can receive a printed copy of our proxy materials, including the Proxy Statement, our 2012 Annual Report and a proxy card or voting instruction form. All stockholders who do not receive a Notice will receive a printed copy of the proxy materials by mail. We believe this process will expedite stockholders' receipt of proxy materials, lower the costs of our Annual Meeting and conserve natural resources.

By Order of the Board of Directors

MICHAEL C. RAY
Senior Vice President, General Counsel and Secretary

Irvine, California
September 27, 2012

ALL OF OUR STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE URGED TO SUBMIT YOUR PROXY OR VOTING INSTRUCTIONS ELECTRONICALLY VIA THE INTERNET OR (IF YOU RECEIVE A PRINTED COPY OF THE PROXY MATERIALS) BY TELEPHONE OR BY COMPLETING, SIGNING, DATING AND RETURNING THE ACCOMPANYING PROXY CARD OR VOTING INSTRUCTION FORM IN THE PRE-ADDRESSED RETURN ENVELOPE PROVIDED. PLEASE SEE THE ACCOMPANYING INSTRUCTIONS FOR MORE DETAILS ON VOTING. SUBMITTING YOUR PROXY OR VOTING INSTRUCTIONS PROMPTLY WILL ASSIST US IN REDUCING THE EXPENSES OF ADDITIONAL PROXY SOLICITATION, BUT IT WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON IF YOU ATTEND THE ANNUAL MEETING (AND, IF YOU ARE NOT A STOCKHOLDER OF RECORD, YOU HAVE OBTAINED A LEGAL PROXY FROM THE BANK, BROKER, TRUSTEE OR OTHER NOMINEE THAT HOLDS YOUR SHARES GIVING YOU THE RIGHT TO VOTE THE SHARES IN PERSON AT THE ANNUAL MEETING).

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3355 Michelson Drive, Suite 100
Irvine, California 92612

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
November 8, 2012

Our Board of Directors is soliciting your proxy for the 2012 Annual Meeting of Stockholders to be held at 8:00 a.m., local time, on November 8, 2012 at 3333 Michelson Drive, Irvine, California 92612, and at any and all adjournments or postponements of the Annual Meeting, for the purposes set forth in the "Notice of Annual Meeting of Stockholders."

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 8, 2012

This Proxy Statement and our 2012 Annual Report for the fiscal year ended June 29, 2012 are available on the Internet at www.proxyvote.com. These materials are also available on our corporate website at investor.wdc.com. The other information on our corporate website does not constitute part of this Proxy Statement.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: Why did I receive a Notice of Internet Availability of Proxy Materials in the mail instead of a full set of proxy materials?

Again this year, we are pleased to be using the Securities and Exchange Commission rule that allows companies to furnish their proxy materials over the Internet. As a result, we are mailing to most of our stockholders a "Notice of Internet Availability of Proxy Materials," or Notice, instead of a printed copy of this Proxy Statement and our Annual Report for the fiscal year ended June 29, 2012. The Notice contains instructions on how stockholders can access those documents over the Internet and vote their shares. The Notice also contains instructions on how each of those stockholders can receive a printed copy of our proxy materials, including this Proxy Statement, our 2012 Annual Report and a proxy card or voting instruction form. All stockholders who do not receive a Notice will receive a printed copy of the proxy materials by mail. We believe this process will expedite stockholders' receipt of proxy materials, lower the costs of our Annual Meeting and conserve natural resources.

We are first mailing the Notice to our stockholders on or about September 27, 2012. For stockholders who have affirmatively requested printed copies of proxy materials, we intend to first mail printed copies of this Proxy Statement, the accompanying proxy card or voting instruction form and our 2012 Annual Report on or about September 27, 2012.

Q: What information is contained in these materials?

The information included in this Proxy Statement relates to the proposals to be voted on at the Annual Meeting, the voting process, the compensation of directors and our most highly compensated executive officers, corporate governance and information on our Board of Directors, and certain other required information. Our 2012 Annual Report, which includes our audited consolidated financial statements, has also been made available to you.

Q: What items of business will be voted on at the Annual Meeting?

The items of business scheduled to be voted on at the Annual Meeting are:

1. The election of the twelve director nominees named in this Proxy Statement to serve until our next annual meeting of stockholders and until their successors are duly elected and qualified (Proposal 1);

2. The approval of an amendment and restatement of our 2004 Performance Incentive Plan that would, among other things, increase by 11,500,000 the number of shares of our common stock available for issuance under the plan (Proposal 2);

3. The approval of an amendment and restatement of our 2005 Employee Stock Purchase Plan that would, among other things, increase by 8,000,000 the number of shares of our common stock available for issuance under the plan (Proposal 3);

4. An advisory vote on the named executive officer compensation disclosed in this Proxy Statement (Proposal 4); and

5. The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending June 28, 2013 (Proposal 5).

Q: How does the Board of Directors recommend I vote on these proposals?

The Board of Directors recommends that you vote your shares:

1. "FOR" election to the Board of Directors of each of the twelve director nominees named in this Proxy Statement (Proposal 1);

2. "FOR" the approval of an amendment and restatement of our 2004 Performance Incentive Plan that would, among other things, increase by 11,500,000 the number of shares of common stock available for issuance under the plan (Proposal 2);

3. "FOR" the approval of an amendment and restatement of our 2005 Employee Stock Purchase Plan that would, among other things, increase by 8,000,000 the number of shares of common stock available for issuance under the plan (Proposal 3);

4. "FOR" the approval of the compensation of our named executive officers in this Proxy Statement (Proposal 4); and

5. "FOR" the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending June 28, 2013 (Proposal 5).

Q: Who is entitled to vote?

Only stockholders of record at the close of business on September 17, 2012, the record date, will be entitled to notice of and to vote at the Annual Meeting.

Q: How many shares are eligible to vote at the Annual Meeting?

At the close of business on the record date, 245,206,267 shares of our common stock were outstanding and entitled to vote.

Q: What is the difference between a "beneficial stockholder" and a "stockholder of record"?

Whether you are a beneficial stockholder or a stockholder of record depends on how you hold your shares:

Beneficial Stockholders: Most of our stockholders hold their shares through a broker, bank, trustee or other nominee (that is, in "street name") rather than directly in their own name. If you hold your shares in street name, you are a "beneficial stockholder," and the proxy materials were made available to you by the organization holding your account. This organization is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial stockholder, you have the right to instruct that organization on how to vote the shares held in your account. If you requested printed copies of the proxy materials by mail, you will receive a voting instruction form from your bank, broker, trustee or other nominee.

Stockholders of Record: If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares, and the proxy materials were made available directly to you by the company. If you requested printed copies of the proxy materials by mail, you will receive a proxy card from the company.

Q: How can I vote my shares in person at the Annual Meeting?

If you are a stockholder of record, you have the right to vote in person at the Annual Meeting. If you choose to do so, you can vote using the ballot provided at the Annual Meeting, or, if you requested and received printed copies of the proxy materials by mail, you can complete, sign and date the proxy card enclosed with the proxy materials you received and submit it at the Annual Meeting. If you are a beneficial stockholder, you may not vote your shares in person at the Annual Meeting unless you obtain a "legal proxy" from the bank, broker, trustee or other nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting. **Even if you plan to attend the Annual Meeting, we recommend that you submit your proxy or voting instructions in advance of the meeting as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.**

Q: How can I vote my shares without attending the Annual Meeting?

Whether you are a stockholder of record or a beneficial stockholder, you may direct how your shares are voted without attending the Annual Meeting. If you are a stockholder of record, you may submit a proxy to authorize how your shares are voted at the Annual Meeting. You can submit a proxy over the Internet by following the instructions provided in the Notice, or, if you requested and received printed copies of the proxy materials, you can also submit a proxy by mail or telephone pursuant to the instructions provided in the proxy card enclosed with the proxy materials. If you are a beneficial stockholder, you may also submit your voting instructions over the Internet by following the instructions provided in the Notice, or, if you requested and received printed copies of the proxy materials, you can also submit voting instructions by telephone or mail by following the instructions provided to you by your bank, broker, trustee or other nominee.

Submitting your proxy or voting instructions via the Internet, by telephone or by mail will not affect your right to vote in person should you decide to attend the Annual Meeting, although beneficial stockholders must obtain a "legal proxy" from the bank, broker, trustee or nominee that holds their shares giving them the right to vote the shares at the Annual Meeting in order to vote in person at the meeting.

Q: How do I vote my shares held in the company's 401(k) Plan? What happens if I do not vote my 401(k) Plan shares?

If you are one of our many employees who participates in the Western Digital Common Stock Fund under the company's 401(k) Plan, you will receive a request for voting instructions with respect to all of the shares allocated to your plan account. You are entitled to direct T. Rowe Price Company, the plan trustee, how to vote your plan shares. If T. Rowe Price does not receive voting instructions for shares in your plan account, your shares will not be voted.

Q: What is the deadline for voting my shares?

If you are a stockholder of record, your proxy must be received by telephone or the Internet by 11:59 p.m. Eastern time on November 7, 2012 in order for your shares to be voted at the Annual Meeting. However, if you are a stockholder of record and you received a copy of the proxy materials by mail, you may instead mark, sign, date and return the enclosed proxy card, which must be received before the polls close at the Annual Meeting, in order for your shares to be voted at the meeting. If you are a beneficial stockholder, please follow the voting instructions provided by the bank, broker, trustee or nominee who holds your shares. **If you hold shares in the company's 401(k) Plan, to allow sufficient time for voting by the plan trustee, your voting instructions must be received by telephone or the Internet by 11:59 p.m. Eastern time on November 5, 2012.**

Q: Can I change or revoke my proxy or voting instructions?

You have the power to revoke your proxy or voting instructions before your shares are voted at the Annual Meeting. If you are a stockholder of record, you may revoke your proxy by submitting a written notice of revocation to our Secretary or, to change how your shares will be voted at the Annual Meeting, by submitting a duly executed written proxy bearing a date that is later than the date of your original proxy or by submitting a later dated proxy electronically via the Internet or by telephone. A previously submitted proxy will not be voted if the stockholder of record who executed it is present at the Annual Meeting and votes the shares represented by the proxy in person at the Annual Meeting. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your bank, broker, trustee or nominee, or, if you have obtained a legal proxy from your bank, broker, trustee or nominee giving you the right to vote your shares, by attending the Annual Meeting and voting in person. Please note that attendance at the Annual Meeting will not by itself constitute revocation of a proxy. Any change to your proxy or voting instructions that is provided by telephone or the Internet must be submitted by 11:59 p.m. Eastern time on November 7, 2012, unless you are voting shares held in our 401(k) Plan in which case the deadline is 11:59 p.m. Eastern time on November 5, 2012.

Q: How will my shares be voted if I do not provide specific voting instructions in the proxy or voting instruction form I submit?

If you submit a proxy or voting instruction form but do not indicate your specific voting instructions on one or more of the proposals listed above in the notice of the meeting, your shares will be voted as recommended by the Board of Directors on those proposals and as the proxyholders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

The holders of a majority of our shares of common stock outstanding on the record date and entitled to vote at the Annual Meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting and any adjournments or postponements thereof. If you submit a proxy or voting instructions, your shares will be counted for purposes of determining the presence or absence of a quorum, even if you abstain from voting your shares. If a broker indicates on a proxy that it lacks discretionary authority to vote your shares on a particular matter, commonly referred to as "broker non-votes," those shares will still be counted for purposes of determining the presence of a quorum at the Annual Meeting. If a quorum is not present, the Annual Meeting will be adjourned until a quorum is obtained.

Q: What happens if additional matters are presented at the Annual Meeting?

Our Board of Directors does not know of any other matters to be presented for action at the Annual Meeting. Should any other matters come before the Annual Meeting or any adjournments or postponements thereof, the proxyholders will have the discretionary authority to vote all proxies received with respect to such matters in accordance with their judgment.

Q: What vote is required to approve each of the proposals?

Each share of our common stock outstanding on the record date is entitled to one vote on each of the twelve director nominees and one vote on each other matter that may be presented for consideration and action by the stockholders at the Annual Meeting.

For purposes of Proposal 1 (election of directors), you may vote FOR, AGAINST or ABSTAIN with respect to each director nominee. Each director nominee receiving the affirmative approval of a majority of the votes cast with respect to his or her election (that is, the number of shares voted "for" the director exceeds the number of votes cast "against" that director) will be elected as a director.

For purposes of Proposal 2 (restatement of our 2004 Performance Incentive Plan), Proposal 3 (restatement of our 2005 Employee Stock Purchase Plan), Proposal 4 (advisory vote on executive compensation) and Proposal 5 (ratification of the appointment of KPMG LLP as our independent registered public accounting firm), you may vote FOR, AGAINST or ABSTAIN. Each of these proposals requires the affirmative approval of a majority of the shares present in person or represented by proxy and entitled to vote on the proposal at the Annual Meeting.

Please be aware that Proposals 4 and 5 are advisory only and are not binding on the company. Our Board of Directors will consider the outcome of the vote on each of these proposals in considering what action, if any, should be taken in response to the advisory vote by stockholders.

Q: What effect do abstentions and broker non-votes have on the proposals?

For Proposal 1 (election of directors), shares voting "abstain" will be entirely excluded from the vote and will not be counted in determining the outcome of a director's election. For Proposal 2 (restatement of our 2004 Performance Incentive Plan), Proposal 3 (restatement of our 2005 Employee Stock Purchase Plan), Proposal 4 (advisory vote on executive compensation) and Proposal 5 (ratification of the appointment of KPMG LLP as our independent registered public accounting firm), we treat abstentions as shares present or represented and entitled to vote on that proposal, so abstaining has the same effect as a vote "against" the proposal.

If you are a beneficial stockholder that holds your shares through a brokerage account and you do not submit voting instructions to your broker, your broker may generally vote your shares in its discretion on routine matters. However, a broker cannot vote shares held for a beneficial stockholder on non-routine matters, unless the broker receives voting instructions from the beneficial stockholder. Proposal 1 (election of directors), Proposal 2 (restatement of our 2004 Performance Incentive Plan), Proposal 3 (restatement of our 2005 Employee Stock Purchase Plan), and Proposal 4 (advisory vote on executive compensation) are each considered a non-routine matter. However, Proposal 5 (ratification of KPMG LLP as our independent registered public accounting firm) is considered routine and may be voted upon by your broker if you do not submit voting instructions. Consequently, if you hold your shares through a brokerage account and do not submit voting instructions to your broker, your broker may exercise its discretion to vote your shares on Proposal 5, but will not be permitted to vote your shares on any of the other proposals at the Annual Meeting. If your broker exercises this discretion, your shares will be counted as present for determining the presence of a quorum at the Annual Meeting and will be voted on Proposal 5 in the manner directed by your broker, but your shares will constitute broker non-votes on each of the other proposals at the Annual Meeting and will not be counted for purposes of determining the outcome of each such proposal.

Q: Can I attend the Annual Meeting? What do I need for admission?

You are entitled to attend the Annual Meeting if you were a stockholder of record or a beneficial stockholder as of the close of business on September 17, 2012, the record date, or you hold a valid legal proxy for the Annual Meeting. You should be prepared to present photo identification for admission.

Q: Who will bear the costs of solicitation?

The accompanying proxy is being solicited on behalf of our Board of Directors. The cost of preparing, assembling and mailing the Notice of Annual Meeting of Stockholders, the Notice of Internet Availability of Proxy Materials, this Proxy Statement and form of proxy, the cost of making such materials available on the Internet and the cost of soliciting proxies will be paid by us. In addition to use of the mails, we may solicit proxies in person or by telephone, facsimile or other means of communication by certain of our directors, officers, and regular employees who will not receive any additional compensation for such solicitation. We have also engaged Morrow & Co., LLC to assist us in connection with the solicitation of proxies for the Annual Meeting for a fee that we do not expect to exceed $15,000 plus a reasonable amount to cover expenses. We have agreed to indemnify Morrow & Co., LLC against certain liabilities arising out of or in connection with this engagement. We will also reimburse brokers or other persons holding our common stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals.

Q: Where can I find the voting results of the Annual Meeting?

We intend to announce preliminary voting results at the Annual Meeting and disclose final results in a Current Report on Form 8-K filed with the Securities and Exchange Commission no later than four business days following the date of the Annual Meeting, which will be available on our website.

Q: May I propose actions for consideration at next year's annual meeting or nominate individuals to serve as directors?

Yes. The following requirements apply to stockholder proposals and director nominations for the 2013 Annual Meeting of Stockholders. Our 2013 Annual Meeting of Stockholders is currently scheduled to be held on November 14, 2013.

Proposals for Inclusion in Proxy Materials. For your proposal to be considered for inclusion in the proxy statement and form of proxy for our 2013 Annual Meeting of Stockholders, your written proposal must be received by our Secretary at our principal executive offices no later than May 30, 2013 and must comply with our By-laws and Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), regarding the inclusion of stockholder proposals in company-sponsored proxy materials. If we change the date of the 2013 Annual Meeting by more than 30 days from the date of this year's Annual Meeting, your written proposal must be received by our Secretary at our principal executive offices a reasonable time before we begin to print and mail our proxy materials for our 2013 Annual Meeting

Nomination of Director Candidates and Proposals Not Intended for Inclusion in Proxy Materials. If you intend to nominate a director for election to our Board of Directors at our 2013 Annual Meeting of Stockholders or wish to present a proposal at the 2013 Annual Meeting but do not intend for such proposal to be included in the proxy statement for such meeting, our By-laws require that, among other things, stockholders give written notice of the nomination or proposal to our Secretary at our principal executive offices no earlier than the close of business on July 11, 2013 (the 120th day prior to the anniversary of our 2012 Annual Meeting) and no later than the close of business on August 10, 2013 (the 90th day prior to the anniversary of our 2012 Annual Meeting). Notwithstanding the foregoing, in the event that we change the date of the 2013 Annual Meeting from the currently scheduled date of November 14, 2013 to a date that is more than 30 days before or more than 70 days after the anniversary of our 2012 Annual Meeting, written notice by a stockholder must be given no earlier than the close of business 120 days prior to the date of the 2013 Annual Meeting and no later than the later of 90 days prior to the date of the 2013 Annual Meeting or the close of business on the tenth day following the day on which public announcement of the 2013 Annual Meeting is made. Stockholder proposals or nominations for director that do not meet the notice requirements set forth above and further described in Section 2.11 of our By-laws will not be acted upon at the 2013 Annual Meeting.

Q: I share an address with another stockholder, and we received only one printed copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the Securities and Exchange Commission has approved. Under this procedure, stockholders of record who have the same address and last name and did not receive a Notice of Internet Availability or otherwise receive their proxy materials electronically will receive only one copy of our proxy materials unless we receive contrary instructions from one or more of such stockholders. Upon oral or written request, we will deliver promptly a separate copy of the proxy materials to a stockholder at a shared address to which a single copy of proxy materials was delivered. If you are a stockholder of record at a shared address to which we delivered a single copy of the proxy materials and you desire to receive a separate copy of the proxy materials for the Annual Meeting or for our future meetings, or if you are a stockholder at a shared address to which we delivered multiple copies of the proxy materials and you desire to receive one copy in the future, please submit your request to the Householding Department of Broadridge Financial Solutions, Inc. at 51 Mercedes Way, Edgewood, New York 11717, or at 1-800-542-1061. If you are a beneficial stockholder, please contact your bank, broker, trustee or other nominee directly if you have questions, require additional copies of the proxy materials, wish to receive multiple reports by revoking your consent to householding or wish to request single copies of the proxy materials in the future.

SECURITY OWNERSHIP BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock, as of September 17, 2012, by (1) each person known by us to own beneficially more than 5% of our outstanding common stock, (2) each director and each nominee for election as a member of our Board of Directors, (3) each of the named executive officers named in the "Fiscal Years 2010 — 2012 Summary Compensation Table" on page 45 and (4) all current directors and executive officers as a group. This table is based on information supplied to us by our executive officers, directors and principal stockholders or included in a Schedule 13G or Schedule 13D filed with the Securities and Exchange Commission.

Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Greater than 5% Stockholders:		
Hitachi, Ltd.(3)	25,000,000	9.60%
6-6 Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8280 Japan		
BlackRock Inc.(4)	19,300,558	8.26%
40 East 52nd Street, New York, NY 10022		
The Vanguard Group, Inc.(5)	13,635,802	5.83%
100 Vanguard Blvd., Malvern, PA 19355		
Directors:		
Kathleen A. Cote(6)	102,263	*
Henry T. DeNero(6)	120,418	*
William L. Kimsey(6)	75,403	*
Michael D. Lambert(6)	79,575	*
Len J. Lauer(6)	20,047	*
Matthew E. Massengill(6)	114,852	*
Roger H. Moore(6)	101,619	*
Kensuke Oka(6)	0	*
Thomas E. Pardun(6)(7)	117,926	*
Arif Shakeel(6)	56,734	*
Masahiro Yamamura(6)	0	*
Named Executive Officers:		
John F. Coyne(8)(9)	1,808,143	*
Wolfgang U. Nickl(9)	102,994	*
Stephen D. Milligan(9)	1,000	*
Timothy M. Leyden(9)	414,987	*
James J. Murphy(9)	17,212	*
All Directors and Current Executive Officers as a group (16 persons)(10)	3,133,173	1.27%

* Represents less than 1% of the outstanding shares of our common stock.

(1) We determine beneficial ownership in accordance with the rules of the Securities and Exchange Commission. We deem shares subject to options that are exercisable as of or within 60 days after September 17, 2012, as well as shares subject to restricted stock unit awards scheduled to vest within 60 days after September 17, 2012, as outstanding for purposes of computing the share amount and the percentage ownership of the person holding such awards, but we do not deem them outstanding for purposes of computing the percentage ownership of any other person. We also deem shares representing deferred stock units credited to accounts in our Deferred Compensation Plan as of September 17, 2012 as outstanding for purposes of computing the share amount and the percentage ownership of the person to whose account those units are credited, but we do not deem them outstanding for purposes of computing the percentage ownership of any other person.

(2) Except as otherwise noted below, we determine applicable percentage ownership on 245,206,267 shares of our common stock outstanding as of September 17, 2012. To our knowledge, except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

(3) Beneficial and percentage ownership information is based on information contained in a Schedule 13D filed with the Securities and Exchange Commission on March 15, 2012 by Hitachi, Ltd. ("Hitachi"). According to the schedule, as of March 8, 2012, Hitachi has sole voting and sole dispositive power with respect to 25,000,000 shares, which shares were acquired by Hitachi, together with cash consideration, in connection with our acquisition on March 8, 2012 of all of the outstanding stock of Viviti Technologies Ltd., until recently known as Hitachi Global Storage Technologies ("HGST"), a wholly owned subsidiary of Hitachi.

(4) Beneficial and percentage ownership information is based on information contained in Amendment No. 3 to Schedule 13G filed with the Securities and Exchange Commission on February 10, 2012 by BlackRock, Inc. ("BlackRock"). According to the schedule, as of December 31, 2011, BlackRock has sole voting and sole dispositive power with respect to 19,300,558 shares. None of BlackRock's subsidiaries individually owns more than 5% of our common stock.

(5) Beneficial and percentage ownership information is based on information contained in a Schedule 13G filed with the Securities and Exchange Commission on February 10, 2012 by The Vanguard Group, Inc. ("Vanguard"). According to the schedule, as of December 31, 2011, Vanguard has sole voting power with respect to 322,228 shares, shared voting power with respect to zero shares, sole dispositive power with respect to 13,313,574 shares and shared dispositive power with respect to 322,228 shares. Vanguard Fiduciary Trust Company ("VFTC"), a wholly owned subsidiary of Vanguard, is the beneficial owner of 322,228 shares as a result of its serving as investment manager of collective trust accounts. VFTC directs the voting of these shares.

(6) Includes shares of our common stock that may be acquired as of or within 60 days after September 17, 2012 through the exercise of stock options as follows: Ms. Cote (68,113), Mr. DeNero (36,428), Mr. Kimsey (45,613), Mr. Lambert (58,113), Mr. Lauer (20,047), Mr. Massengill (45,613), Mr. Moore (29,350), Mr. Oka (0), Mr. Pardun (68,113), Mr. Shakeel (39,555) and Mr. Yamamura (0). Includes shares of our common stock that may be acquired within 60 days after September 17, 2012 through the vesting of restricted stock unit awards as follows: Ms. Cote (3,244), Mr. DeNero (3,244), Mr. Kimsey (3,244), Mr. Lambert (3,244), Mr. Lauer (0), Mr. Massengill (3,244), Mr. Moore (3,244), Mr. Oka (0), Mr. Pardun (3,244), Mr. Shakeel (3,244) and Mr. Yamamura (0). Restricted stock unit awards are payable in an equivalent number of shares of common stock in connection with the vesting of the award. Also includes shares representing deferred stock units credited to accounts in our Deferred Compensation Plan as of September 17, 2012 as follows: Ms. Cote (29,188), Mr. DeNero (53,684), Mr. Kimsey (2,708), Mr. Lambert (0), Mr. Lauer (0), Mr. Massengill (0), Mr. Moore (57,567), Mr. Oka (0), Mr. Pardun (31,115), Mr. Shakeel (0) and Mr. Yamamura (0). Deferred stock units are payable in an equivalent number of shares of common stock in connection with the retirement or other separation from service of the director, or earlier in connection with the director's deferral election.

(7) Includes 15,454 shares of our common stock held in a family trust.

(8) Mr. Coyne is also a member of our Board of Directors.

(9) Includes shares of our common stock that may be acquired as of or within 60 days after September 17, 2012 through the exercise of stock options as follows: Mr. Coyne (1,024,499), Mr. Nickl (87,540), Mr. Milligan (0), Mr. Leyden (334,156), and Mr. Murphy (17,212). Includes shares of our common stock that may be acquired within 60 days after September 17, 2012 through the vesting of restricted stock unit awards as follows: Mr. Coyne (0), Mr. Nickl (2,151), Mr. Milligan (0), Mr. Leyden (0), and Mr. Murphy (0).

(10) Includes 1,874,352 shares of our common stock that may be acquired as of or within 60 days after September 17, 2012 through the exercise of stock options by our directors and our current executive officers. Includes 28,103 shares of our common stock that may be acquired within 60 days after September 17, 2012 through the vesting of restricted stock unit awards by our directors and our current executive officers. Also includes 174,262 shares of our common stock representing deferred stock units as described in footnote (6) above.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Board of Directors currently consists of twelve directors. Each director serves a one-year term and is subject to re-election at each annual meeting of stockholders. Upon the recommendation of the Governance Committee, our Board of Directors has nominated all twelve of our current directors for re-election to the Board of Directors to serve until the next annual meeting of stockholders and until their successors are elected and qualified. In a Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 10, 2012, we announced that Mr. Coyne has decided to retire as our Chief Executive Officer and one of our directors on January 2, 2013. Mr. Coyne will stand for re-election to the Board of Directors at the Annual Meeting of Stockholders to be held on November 8, 2012. Following Mr. Coyne's retirement, Stephen D. Milligan, our President, will succeed Mr. Coyne as Chief Executive Officer and will be appointed to the Board of Directors.

Nominees for Election

Our nominees for election to our Board of Directors at the Annual Meeting include eleven independent directors, as defined by the applicable listing standards of The NASDAQ Stock Market LLC (the "NASDAQ Stock Market"), and one current member of our senior management. Each of the nominees is currently a member of our Board of Directors and has consented to serve as a director if elected.

Messrs. Oka and Yamamura, who were appointed to the Board of Directors on May 17, 2012, were recommended to the Governance Committee and designated by Hitachi, Ltd. ("Hitachi"), one of our stockholders, to serve as members of our Board of Directors pursuant to an Investor Rights Agreement, dated March 8, 2012, between us and Hitachi (the "Investor Rights Agreement"), which was entered into in connection with our acquisition of Viviti Technologies, Ltd., formerly known as Hitachi Global Storage Technologies ("HGST"), a subsidiary of Hitachi. Messrs. Oka and Yamamura are referred to in this Proxy Statement as the "Hitachi Designated Directors." Additional information concerning the terms of the Investor Rights Agreement and Hitachi's right to designate two directors to our Board of Directors is available below in the "Transactions With Related Persons" section under the heading "Agreements with Hitachi, Ltd."

If you submit a proxy or voting instruction form but do not give specific instructions with respect to the election of directors, your shares will be voted "FOR" each of the twelve nominees named in this Proxy Statement. If you wish to give specific instructions with respect to the election of directors, you may do so by indicating your instructions on your proxy or voting instructions and submitting your proxy or voting instructions as described herein. In the event that, before the Annual Meeting, any of the nominees for director should become unable to serve if elected, the persons named as proxies may vote for a substitute nominee designated by our existing Board of Directors to fill the vacancy or for the balance of the nominees, leaving a vacancy, unless our Board of Directors chooses to reduce the number of directors serving on the Board of Directors. Our Board of Directors has no reason to believe that any of its director nominees for election at the Annual Meeting will be unwilling or unable to serve if elected as a director.

In recommending director nominees for selection to the Board, the Governance Committee considers a number of factors, which are described in more detail below under "Director Candidates." In considering these factors, the Governance Committee and the Board consider the fit of each individual's experience, qualifications, attributes and skills with those of our other directors, to build a board of directors that, as a whole, is effective, collegial and responsive to the company and our stockholders.

The following biographical information for each of the twelve nominees includes information about the director's age, his or her principal occupations and employment during at least the last five years, the names of other publicly-held companies of which he or she currently serves as a director or has served as a director during the past five years, and the specific experience, qualifications, attributes or skills that led our Board of Directors to conclude that the individual should serve as a director. We value their numerous years of service to the company and their business experience and acumen.

Kathleen A. Cote, 63, has been a director since January 2001. She was the Chief Executive Officer of Worldport Communications, Inc., a European provider of Internet managed services, from May 2001 to

June 2003. From September 1998 until May 2001, she served as President of Seagrass Partners, a provider of expertise in business planning and strategic development for early stage companies. From November 1996 until January 1998, she served as President and Chief Executive Officer of Computervision Corporation, an international supplier of product development and data management software. She is currently a director of VeriSign, Inc. and GT Advanced Technologies, Inc., and, within the last five years, also served as a director of Asure Software, Inc. (formerly Forgent Networks, Inc.) and 3Com Corporation.

Ms. Cote is a seasoned business executive with numerous years of experience overseeing global companies focused on technology and operations, which is directly relevant to our business. Her financial and accounting skills qualify her as an audit committee financial expert under Securities and Exchange Commission rules. She has served on numerous public company boards of directors, including on the audit and governance committees of those boards, providing our Board of Directors with valuable board-level experience. Her tenure on our Board of Directors also provides us with specific expertise and insight into our business. We believe these experiences, qualifications, attributes and skills qualify her to serve as a member of our Board of Directors.

John F. Coyne, 62, has been a director since October 2006. He joined us in 1983 and has served in various executive capacities. From November 2002 until June 2005, Mr. Coyne served as Senior Vice President, Worldwide Operations, from June 2005 until November 2005, he served as Executive Vice President, Worldwide Operations, and from November 2005 until June 2006, he served as Executive Vice President and Chief Operations Officer. Effective June 2006, he was named President and Chief Operating Officer. In January 2007, he became President and Chief Executive Officer. Effective March 8, 2012, in connection with our acquisition of HGST and our employment of Mr. Milligan as our President, Mr. Coyne now serves as our Chief Executive Officer. As announced in a Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 10, 2012, Mr. Coyne has decided to retire as our Chief Executive Officer and as a director on January 2, 2013. Mr. Coyne is currently a director of Jacobs Engineering Group Inc.

Mr. Coyne's nearly 30 years of experience in our industry, including more than five years as our President and Chief Executive Officer, contributes indispensable knowledge and expertise to the Board of Directors. He has served Western Digital in numerous executive capacities around the globe, providing our Board of Directors with valuable operations, manufacturing and international experience. He also has extensive experience overseeing Western Digital's global talent acquisition and retention program and identifying, overseeing and integrating merger and acquisition transactions, both of which are significantly important to the Board of Directors. We believe these experiences, qualifications, attributes and skills qualify him to serve as a member of our Board of Directors.

Henry T. DeNero, 66, has been a director since June 2000. He was Chairman and Chief Executive Officer of Homespace, Inc., a provider of Internet real estate and home services, from January 1999 until it was acquired by LendingTree, Inc. in August 2000. From July 1995 to January 1999, he was Executive Vice President for First Data Corporation, a provider of information and transaction processing services. Prior to 1995, he was Vice Chairman and Chief Financial Officer of Dayton Hudson Corporation, a general merchandise retailer, and was previously a Director of McKinsey & Company, a management consulting firm. He is currently a director of THQ, Inc. and, within the last five years, also served as a director of Vignette Corp.

Mr. DeNero has executive level experience in a broad range of industries, which demonstrates to the Board his ability to lead and provide strategic input on a wide range of issues. His extensive experience at McKinsey & Company, a respected consulting firm, provides the Board with valuable insights into corporate strategy and problem resolution. He has significant experience working in Japan and Europe in his positions with McKinsey & Company, which are two important geographic locations for our company. His financial skills and prior experience as a Chief Financial Officer qualify him as an audit committee financial expert under Securities and Exchange Commission rules. We believe these experiences, qualifications, attributes and skills qualify him to serve as a member of our Board of Directors.

William L. Kimsey, 70, has been a director since March 2003. He is a veteran of 32 years' service with Ernst & Young Global, a global independent accounting firm, and served as that firm's Global Chief Executive Officer from 1998 to 2002. Mr. Kimsey also served at Ernst & Young as director of management consulting in St. Louis, office managing partner in Kansas City, Vice Chairman and Southwest Region managing partner in Dallas, Vice Chairman and West Region managing partner in Los Angeles, Deputy Chairman and Chief Operating Officer and, from 1998 to 2002, Chief Executive Officer of Ernst & Young Global Ltd., and a member of the global executive board. He is currently a director of Accenture plc. and Royal Caribbean Cruises Ltd. and, within the last five years, also served as a director of NAVTEQ Corporation.

As a certified public accountant for numerous years and the former Chief Executive Officer of one of the largest global public accounting firms in the world, Mr. Kimsey provides our Board of Directors with valuable experience and insight into accounting and finance matters, and that experience qualifies him as an audit committee financial expert under Securities and Exchange Commission rules. He also brings expertise and knowledge of the complexities of growing and managing a global business. He has extensive experience negotiating, overseeing and integrating merger and acquisition transactions at both the executive and board level, which is experience highly valued by our Board of Directors. We believe these experiences, qualifications, attributes and skills qualify him to serve as a member of our Board of Directors.

Michael D. Lambert, 65, has been a director since August 2002. From 1996 until he retired in May 2002, he served as Senior Vice President for the Enterprise Systems Group of Dell Inc., a computer system company. During that period, he also participated as a member of a six-man operating committee at Dell, which reported to the Office of the Chairman. Mr. Lambert served as Vice President, Sales and Marketing for Compaq Computer Corporation, a global information technology company, from 1993 to 1996. Prior to that, for four years, he ran the Large Computer Products division at NCR/AT&T Corporation as Vice President and General Manager. Mr. Lambert began his career with NCR Corporation, where he served for 16 years in product management, sales and software engineering capacities. Within the last five years, Mr. Lambert served as a director of Vignette Corp.

Mr. Lambert has extensive experience serving in numerous executive positions with several technology companies, which provides the Board with valuable executive-level insights. He has particular expertise in areas of sales, marketing and operations, especially in the enterprise systems business, which is an important segment for the company. He also has direct experience managing merger and acquisition transactions gained through his positions at Dell and NCR/AT&T Corporation. We believe these experiences, qualifications, attributes and skills qualify him to serve as a member of our Board of Directors.

Len J. Lauer, 55, has been a director since August 2010. He is the Chairman and Chief Executive Officer of Memjet, a color printing technology company. Prior to joining Memjet in January 2010, Mr. Lauer was Executive Vice President and Chief Operating Officer of Qualcomm, Inc., a developer and manufacturer of digital telecommunications products and services, from August 2008 through December 2009, and he was Executive Vice President and Group President from December 2006 through July 2008. Prior to joining Qualcomm, Inc., Mr. Lauer was Chief Operating Officer of Sprint Nextel Corp., a global communications company, from August 2005 to December 2006, and he was President and Chief Operating Officer of Sprint Corp. from September 2003 until the Sprint-Nextel merger in August 2005. Prior to that, he was President-Sprint PCS from October 2002 until October 2004, and was President-Long Distance (formerly the Global Markets Group) from September 2000 until October 2002. Mr. Lauer also served in several executive positions at Bell Atlantic Corp. from 1992 to 1998 and spent the first 13 years of his business career at IBM in various sales and marketing positions. Within the last five years, Mr. Lauer served as a director of H&R Block, Inc.

Mr. Lauer brings to the Board of Directors significant senior executive leadership experience from large, multi-national public technology companies, which provides a valuable perspective to our Board of Directors. Mr. Lauer's experience provides our Board of Directors with insight into the role of technology solutions for the consumer products market, which is an important part of our business. He has also served on other public company boards and board committees, providing our Board of Directors with important board-level experience. We believe these experiences, qualifications, attributes and skills qualify him to serve as a member of our Board of Directors.

Matthew E. Massengill, 51, has been a director since January 2000. He joined us in 1985 and served in various executive capacities with us until January 2007. From October 1999 until January 2000, he served as Chief Operating Officer, from January 2000 until January 2002, he served as President, and from January 2000 until October 2005, he served as Chief Executive Officer. Mr. Massengill served as Chairman of the Board of Directors from November 2001 until March 2007. He is currently a director of Microsemi Corporation and GT Advanced Technologies, Inc. and, within the last five years, also served as a director of Conexant Systems, Inc. and ViewSonic Corporation.

Mr. Massengill's 27 years of service to Western Digital, including 13 years as either an executive or Board member, provide our Board of Directors with extensive and significant experience directly relevant to our business. As our former Chief Executive Officer, he has a deep understanding of our operations, provides valuable knowledge to our Board of Directors on the issues we face to achieve our strategic objectives and has extensive international experience. His service on numerous other public company boards of directors also provides our Board of Directors with important board-level perspective. We believe these experiences, qualifications, attributes and skills qualify him to serve as a member of our Board of Directors.

Roger H. Moore, 70, has been a director since June 2000. He served as President and Chief Executive Officer of Illuminet Holdings, Inc., a provider of network, database and billing services to the communications industry, from January 1996 until it was acquired by VeriSign, Inc. in December 2001, and he retired at that time. He was a member of Illuminet's Board of Directors from July 1998 until December 2001. From September 1998 to October 1998, he served as President, Chief Executive Officer and a director of VINA Technologies, Inc., a telecommunications equipment company. From June 2007 to November 2007, Mr. Moore served as interim President and Chief Executive Officer of Arbinet-thexchange, Inc., an electronic market for communications capacity. Mr. Moore served as the Chief Executive Officer of the Communications Services Group of VeriSign, Inc., an operator of infrastructure services, from December 2007 until its acquisition by TNS, Inc. in May 2009. He is currently a director of Consolidated Communications Holdings, Inc. and VeriSign, Inc. and, within the last five years, also served as a director of Arbinet-thexchange, Inc.

Mr. Moore's numerous years of experience as a chief executive of both public and private companies provides the Board of Directors with valuable administrative and operational insight. He has significant experience negotiating and overseeing joint venture, merger and acquisition transactions in both a senior executive and board member capacity gained through his numerous executive positions, which is highly valued by the Board of Directors. He also serves and has served on numerous other public company boards of directors, which provides our Board of Directors with valuable board-level experience. In addition, Mr. Moore has significant experience conducting business in Asia, which is an important geographic region for our company. We believe these experiences, qualifications, attributes and skills qualify him to serve as a member of our Board of Directors.

Kensuke Oka, 59, has been a director since May 2012. Mr. Oka is President and Chief Executive Officer of Hitachi America, Ltd., a subsidiary of Hitachi. He has served Hitachi companies since 1976 in leadership roles for numerous functional departments. Prior to his current role, he was Corporate Officer and General Manager of the Intellectual Property Group for Hitachi. Prior to that, beginning in 2006, he served Hitachi Asia, Ltd., as Deputy Managing Director. Prior to 2006, he held positions of Deputy General Manager of the Intellectual Property Group, General Manager of the Power & Industrial Systems Group, and Senior Manager, first for the Corporate Communications Division and then for the Human Resources Department.

Mr. Oka brings to the Board of Directors senior executive leadership experience with Hitachi, one of our largest stockholders, which provides a valuable perspective to our Board of Directors. He has significant experience in the technology sector from his numerous years of experience with Hitachi's intellectual property group. Mr. Oka also brings significant experience conducting business in Japan, which is an important geographic region for our company following the acquisition of HGST. We believe these experiences, qualifications, attributes and skills qualify Mr. Oka to serve as a member of our Board of Directors.

Thomas E. Pardun, 68, has been a director since 1993 and Chairman of the Board of Directors since April 2007. He also served as Chairman of the Board of Directors from January 2000 until November 2001. Mr. Pardun was President of MediaOne International Asia Pacific (previously U.S. West International, Asia-Pacific, a subsidiary of U.S. West, Inc.), an owner/operator of international properties in cable television, telephone services, and wireless communications companies, from May 1996 until his retirement in July 2000. Before joining U.S. West, Mr. Pardun was President of the Central Group for Sprint, as well as President of Sprint's West Division and Senior Vice President of Business Development for United Telecom, a predecessor company to Sprint. Mr. Pardun also held a variety of management positions during a 19-year tenure with IBM, a provider of information technology products and services, concluding as Director of product-line evaluation. He is currently a director of CalAmp Corporation, Calix, Inc., Finisar Corporation and MaxLinear, Inc. and, within the last five years, also served as a director of Occam Networks, Inc.

Mr. Pardun's numerous years of experience in executive level positions in the technology industry provide our Board of Directors with valuable insight and knowledge. He has experience operating and growing businesses in Asia from his time as President of MediaOne International Asia Pacific, which is an important geographic region for our company. He has extensive expertise in matters relating to joint ventures, mergers and acquisitions from his time at MediaOne and Sprint, which is important to our Board of Directors. Mr. Pardun's tenure on our Board of Directors, including as both Chairman and lead director, and his service on numerous other public company boards of directors also provide valuable perspective to our Board of Directors, especially in leadership and governance matters. We believe these experiences, qualifications, attributes and skills qualify him to serve as a member of our Board of Directors.

Arif Shakeel, 57, has been a director since September 2004. He joined us in 1985 and has served in various executive capacities. From February 2000 until April 2001, he served as Executive Vice President and General Manager of Hard Disk Drive Solutions, from April 2001 until January 2003, he served as Executive Vice President and Chief Operating Officer, and from January 2002 until June 2006, he served as President. He served as Chief Executive Officer from October 2005 until January 2007. He served as Special Advisor to the Chief Executive Officer from January 2007 until June 2007.

Mr. Shakeel's more than 25 years of experience in our industry, including service to Western Digital in numerous executive positions and as a Board member, provide valuable knowledge to the Board of Directors in areas of technology, operations, marketing and procurement. As our former Chief Executive Officer, he has a deep understanding of the complexities of our global business. We believe these experiences, qualifications, attributes and skills qualify him to serve as a member of our Board of Directors.

Masahiro Yamamura, 61, has been a director since May 2012. Mr. Yamamura is General Manager of the semiconductor business division of Hitachi, a position he has held since 2011. In 2010, he served Hitachi as Corporate Officer, while also overseeing HGST as Chairman across 2010 and 2011. Prior to that, in 2009, Mr. Yamamura was President of Hitachi Global Storage Technologies Japan, Ltd., a subsidiary of HGST, after having joined the company in 2008 on assignment as Senior Vice President and advisor to the Chief Executive Officer. Previously, he served Renesas Technology Corporation as Executive General Manager and Managing Officer, and later as Director, Chairman, and Chief Executive Officer of Renesas Technology (Shanghai) Co., Ltd. Mr. Yamamura began his career with Hitachi in the semiconductor department.

Mr. Yamamura brings to the Board of Directors senior executive leadership experience with Hitachi, one of our largest stockholders, which provides a valuable perspective to our Board of Directors. He has significant experience in the hard drive market from his years of service to HGST, providing the Board of Directors with a unique perspective on this newly acquired business. He also brings significant experience with conducting business in Asia, including China and Japan, two critical geographic regions for our company following the acquisition of HGST. We believe these experiences, qualifications, attributes and skills qualify Mr. Yamamura to serve as a member of our Board of Directors.

Vote Required and Recommendation of the Board of Directors

Under our By-laws, in an uncontested election, each director nominee will be elected as a director if the nominee receives the affirmative vote of a majority of the votes cast with respect to his or her election (in other words, the number of shares voted "for" a director must exceed the number of votes cast "against" that director). In a contested election where the number of nominees exceeds the number of directors to be elected, a plurality voting standard will apply and the nominees receiving the greatest number of votes at the Annual Meeting, up to the number of directors to be elected, will be elected as directors. In the case of an uncontested election, if a nominee who is serving as a director is not elected at the Annual Meeting by the requisite majority of votes cast, under Delaware law, the director would continue to serve on the Board of Directors as a "holdover director." However, under our By-laws, any incumbent director who fails to be elected must offer to tender his or her resignation to our Board of Directors. If the director conditions his or her resignation on acceptance by our Board of Directors, the Governance Committee will then make a recommendation to our Board of Directors on whether to accept or reject the resignation or whether other action should be taken. Our Board of Directors will act on the Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in the Board's or the Governance Committee's decision. A nominee who was not already serving as a director and is not elected at the Annual Meeting by a majority of the votes cast with respect to such director's election will not be elected to our Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVE NOMINEES FOR DIRECTOR.

CORPORATE GOVERNANCE

Corporate Governance Guidelines and Code of Business Ethics

Our Board of Directors has adopted Corporate Governance Guidelines, which provide the framework for the governance of our company and represent the Board's current views with respect to selected corporate governance issues considered to be of significance to stockholders. Our Board of Directors has also adopted a Code of Business Ethics that applies to all of our directors, employees and officers, including our Chief Executive Officer, Chief Financial Officer, President, Subsidiary Presidents, Chief Accounting Officer and Controller. The current versions of the Corporate Governance Guidelines and the Code of Business Ethics are available on our website under the Investor Relations section at investor.wdc.com. In accordance with rules adopted by the Securities and Exchange Commission and The NASDAQ Stock Market LLC ("NASDAQ Stock Market"), we intend to promptly disclose future amendments to certain provisions of the Code of Business Ethics, or waivers of such provisions granted to executive officers and directors, on our website under the Investor Relations section at investor.wdc.com.

Director Independence

Our Board of Directors has reviewed and discussed information provided by the directors and our company with regard to each director's business and personal activities, as well as those of the director's immediate family members, as they may relate to Western Digital or its management. The purpose of this review is to determine whether there are any transactions or relationships that would be inconsistent with a determination that a director is independent under the listing standards of the NASDAQ Stock Market. Based on its review, the Board of Directors has affirmatively determined that, except for serving as a member of our Board of Directors, none of Messrs. DeNero, Kimsey, Lambert, Lauer, Massengill, Moore, Oka, Pardun, Shakeel and Yamamura or Ms. Cote has any relationship that, in the opinion of the Board of Directors, would interfere with the director's exercise of independent judgment in carrying out his or her responsibilities as a director, and that each of such directors qualifies as "independent" as defined by the listing standards of the NASDAQ Stock Market. Messrs. Mr. Coyne is a current full-time, executive-level employee of Western Digital and, therefore, is not "independent" as defined by the listing standards of the NASDAQ Stock Market.

Board Leadership Structure

Our Board of Directors does not have a policy with respect to whether the role of the Chairman and the Chief Executive Officer should be separate and, if it is to be separate, whether the Chairman should be selected from the non-employee directors or be an employee. However, our Corporate Governance Guidelines require that, if the Chairman of the Board is not an independent director, the chairman of the Governance Committee will serve as a lead director. The lead director will act as a liaison between the independent directors and management and is responsible for assisting the Chairman in establishing the agenda for Board meetings, for coordinating the agenda for, and chairing, the executive session of the non-management directors, and for performing such other duties as may be specified by the Board from time to time.

We currently separate the roles of Chief Executive Officer and Chairman. The Board of Directors believes this is the appropriate leadership for our company at this time because it permits our Chief Executive Officer to focus on setting the strategic direction of the company and the day-to-day leadership and performance of the company, while permitting the Chairman to focus on providing guidance to the Chief Executive Officer and setting the agenda for Board meetings. The Board also believes that the separation of the Chief Executive Officer and Chairman roles assists the Board in providing robust discussion and evaluation of strategic goals and objectives. However, our Board of Directors acknowledges that no single leadership model is right for all companies at all times. As such, our Board of Directors periodically reviews its leadership structure and may, depending on the circumstances, choose a different leadership structure in the future.

Risk Oversight and Compensation Risk Assessment

Board's Role in Risk Oversight. The Board of Directors' role in risk oversight involves both the full Board of Directors and its committees. The Audit Committee, whose charter requires it to review and discuss the company's policies with respect to risk assessment and risk management, has primary responsibility for oversight of our enterprise risk management, or ERM, program on behalf of the Board. Our chief audit executive, who reports independently to the Audit Committee, facilitates the ERM process as part of our strategic planning process. As part of the ERM process, each of our major business unit and functional area heads, with the assistance of their staff, semi-annually completes a questionnaire used to identify risks that could affect achievement of our business goals and strategy, and the actions taken or to be taken to mitigate and/or respond to such risks. Representatives from our internal audit function also interview these individuals to elicit additional information. After input from these individuals is received, our internal audit function summarizes the results of the questionnaires and interviews and provides an analysis to a summary review committee for each of our WD and HGST subsidiaries consisting of all individuals reporting to that respective subsidiary President. At each summary review committee meeting, the risks for that subsidiary are reviewed and commented upon as to risk likelihood and impact. The analysis is updated based on input from the summary review committees, and an analysis is again performed to create a consolidated company risk profile. All three analyses are provided to the WDC Chief Executive Officer, WDC President and WDC Chief Financial Officer for final review. Once the analysis is finalized, it is reviewed and discussed by the Audit Committee. Senior management then reviews the analysis with the Board of Directors on at least an annual basis. The final analyses, including the input from the Audit Committee and full Board, is then reviewed with the respective summary review committee for each subsidiary and used by our internal audit function in its internal audit planning. In addition, an abbreviated analysis is also reviewed and updated by senior management on a quarterly basis in connection with the preparation of the risk factors included in our periodic reports. In addition to the formal ERM program, each of the other Board committees is charged with identifying potential risks to the company during the course of their respective committee work. If a committee identifies a potential risk during the course of its work, the potential risk is to be raised to the Audit Committee and full Board for inclusion in the ERM program discussed above. In addition, the Board as a whole is updated throughout the year on specific risks and mitigating controls in the course of its review of our strategy and business plan and through reports to the Board by its respective committees and senior members of management.

Our Board of Directors believes that the processes it has established for overseeing risk would be effective under a variety of leadership frameworks and therefore do not materially affect its choice of leadership structure as described under "Board Leadership Structure" above.

Compensation Risk Assessment. Consistent with Securities and Exchange Commission disclosure requirements, in August 2012 we reviewed our compensation policies and practices to determine whether they encourage excessive risk taking. Although all compensation programs worldwide were reviewed, the focus was on the programs with variability of payout. Based on this comprehensive review, we concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on the company for the following reasons:

- We believe our programs appropriately balance short- and long-term incentives;
- Our long-term incentive grants for senior management are allocated between stock options, restricted stock units and long-term cash awards, which provide a balance of incentives;
- Our long-term incentive awards generally are granted on an annual basis with long-term, overlapping vesting periods to motivate eligible recipients to focus on sustained stock price appreciation;
- Cash and equity incentive plans contain a cap on the maximum payout; the Compensation Committee (or other applicable program administrator) generally retains authority to reduce the incentive plan payouts in its discretion;
- In determining whether to exercise its authority to reduce cash incentive plan payouts, the plan administrator may consider qualitative factors beyond the quantitative financial metrics, including compliance and ethical behaviors;
- Our long-term cash incentive awards are not overly reliant on one performance measure and generally include a mix of sales and profitability targets to mitigate the risk of employees focusing exclusively on short term top-line growth at the expense of sustained profitability;
- Our Chief Executive Officer's significant equity holdings help protect against short-term risk taking at the expense of long-term growth and stability;
- Our executive stock ownership guidelines require that all of our senior executives hold a significant amount of our equity to further align their interests with stockholders over the long term, and all of our senior executives are in compliance with the guidelines; and
- We have a compensation recovery ("clawback") policy applicable in the event an officer's misconduct leads to an accounting restatement.

Committees

Our Board of Directors has standing Executive, Audit, Compensation and Governance Committees. The Governance Committee, among other things, performs functions similar to a nominating committee. Our Board of Directors usually determines the membership of these committees at its organizational meeting held immediately after the annual meeting of stockholders. The following table identifies the current members of the committees:

Director	Executive	Audit	Compensation	Governance
Kathleen A. Cote		✓		✓
John F. Coyne	Chair			
Henry T. DeNero	✓	Chair		
William L. Kimsey		✓		
Michael D. Lambert			Chair	
Len J. Lauer			✓	
Matthew E. Massengill				
Roger H. Moore			✓	✓
Kensuke Oka				
Thomas E. Pardun(1)	✓		✓	Chair
Arif Shakeel				
Masahiro Yamamura				

(1) Mr. Pardun is our current Chairman of the Board. Mr. Pardun is an independent director under the listing standards of the NASDAQ Stock Market and presides at all executive sessions of our non-management, independent directors.

Executive Committee

Committee Composition and Responsibilities. The Executive Committee operates pursuant to a written charter that is available on our website under the Investor Relations section at investor.wdc.com. As described in further detail in the written charter of the Executive Committee, between meetings of our Board of Directors, the Executive Committee may exercise all of the powers of our Board of Directors (except those powers expressly reserved to the Board of Directors or to another committee by applicable law or the rules and regulations of the Securities and Exchange Commission or the NASDAQ Stock Market) in the management and direction of the business and conduct of the affairs of the company, subject to any specific directions given by the Board of Directors.

Audit Committee

Committee Composition and Responsibilities. Our Board of Directors has affirmatively determined that all members of the Audit Committee are independent as defined under the listing standards of the NASDAQ Stock Market and applicable rules of the Securities and Exchange Commission and all members are "audit committee financial experts" as defined by rules of the Securities and Exchange Commission. The Audit Committee operates pursuant to a written charter that is available on our website under the Investor Relations section at investor.wdc.com. As described in further detail in the written charter of the Audit Committee, the key responsibilities of the Audit Committee include: (1) sole responsibility for the appointment, compensation, retention and oversight of our independent registered public accounting firm and, where appropriate, the termination or replacement of the independent registered public accounting firm; (2) an annual evaluation of the independent registered public accounting firm's qualifications, performance and independence, including a review and evaluation of the lead partner; (3) pre-approval of all auditing services and permissible non-auditing services to be performed by the independent registered public accounting firm; (4) receipt and review of the reports from the independent registered public accounting firm required annually and prior to the filing of any audit report by the independent registered public accounting firm; (5) review and discussion with the independent registered public accounting firm of any difficulties they encounter in the course of their audit work; (6) establishment of policies for the hiring of any current or former employee of the independent registered public accounting firm; (7) review and discussion with management and the independent registered public accounting firm of our annual and quarterly financial statements prior to their filing or public distribution; (8) general review and discussion with management of the presentation and information to be disclosed in our earnings press releases; (9) periodic review of the adequacy of our accounting and financial personnel resources; (10) periodic review and discussion of our internal control over financial reporting and review and discussion with our principal internal auditor of the scope and results of our internal audit program; (11) review and discussion of our policies with respect to risk assessment and risk management; (12) preparation of the audit committee report included in this Proxy Statement; (13) establishment of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission of such complaints by company employees; (14) review of material pending legal proceedings involving the company and other material contingent liabilities; (15) review of significant conflicts of interest and related-party transactions to the extent required by our related person transaction policy or as required by applicable law; and (16) review of any other matters relative to the audit of our accounts and preparation of our financial statements that the Audit Committee deems appropriate.

Compensation Committee

Committee Composition and Responsibilities. Our Board of Directors has affirmatively determined that all members of the Compensation Committee are independent as defined under the listing standards of the NASDAQ Stock Market. The Compensation Committee operates pursuant to a written charter that is available on our website under the Investor Relations section at investor.wdc.com. As described in further detail in the written charter of the Compensation Committee, the Compensation Committee assists our Board of Directors and our management in defining our executive compensation policy and in carrying out various responsibilities relating to the compensation of our executive officers and directors, including: (1) evaluating and approving compensation for the Chief Executive Officer and for all other executive officers; (2) reviewing and making recommendations to the Board of Directors regarding non-employee director compensation; (3) overseeing the development and administration of our incentive and equity-based compensation plans, including the Incentive Compensation Plan, the 2004 Performance Incentive Plan, the Deferred Compensation Plan and the 2005 Employee Stock Purchase Plan; and (4) reviewing and making recommendations to the Board of Directors regarding changes to our benefit plans. The Compensation Committee is also responsible for reviewing and discussing with our management the "Compensation Discussion and Analysis" section included in this Proxy Statement, for determining whether to recommend to our Board of Directors that it be included in this Proxy Statement, and for preparing the Report of the Compensation Committee that sets forth the Compensation Committee's determination regarding the Compensation Discussion and Analysis section. The Compensation Committee charter authorizes the Compensation Committee to delegate any of its responsibilities to a subcommittee but the subcommittee must be comprised only of one or more members of the Compensation Committee. Under our equity award guidelines, however, the Compensation Committee does not delegate its authority to grant equity awards to any other committee, subcommittee or individual. The Compensation Committee has no current intention to delegate any of its other responsibilities to a subcommittee.

Role of Executive Officers in Administration of Compensation Program. While the Compensation Committee is responsible for approving all elements of compensation for our executive officers, certain of our executive officers and other employees assist the Compensation Committee in the administration of our executive compensation program, as explained in more detail in the "Compensation Discussion and Analysis" section under the heading "Role of Executive Officers." No executive participates in any discussions or decisions regarding his or her own compensation.

Relationship with Compensation Committee Consultant. The Compensation Committee's practice has been to retain compensation consultants to provide objective advice and counsel to the Compensation Committee on all matters related to the compensation of executive officers and directors. For fiscal 2012, the Compensation Committee retained Mercer (US) Inc. ("Mercer"), a wholly owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"), as its compensation consultant, with Mercer attending all in-person meetings of the Compensation Committee held during the year. Mercer's fees for executive compensation consulting to the Compensation Committee in fiscal 2012 were approximately $192,500. A summary of the executive compensation services provided by Mercer during fiscal 2012 is included in the "Compensation Discussion and Analysis" section under the heading "Role of the Compensation Consultant."

During fiscal 2012, certain MMC affiliates were retained by company management to provide services unrelated to executive compensation, including welfare plan consulting, actuarial and plan administration services with respect to the company's general health and welfare benefit plans and programs. The aggregate fees paid for those other services in fiscal 2012, either directly by the company or via commissions from third party insurers, were approximately $587,000. These services were approved by company management in the ordinary course of business. As described in more detail in the "Compensation Discussion and Analysis," Mercer and its affiliates have established and followed safeguards between the executive compensation consultants engaged by the Compensation Committee and the other MMC service providers to the company, which are designed to help ensure that the Compensation Committee's executive compensation consultants continue to fulfill their role in providing objective, unbiased advice.

Additional information concerning the Compensation Committee's processes and procedures for consideration and determination of non-employee director compensation is included below under "Director Compensation."

Governance Committee

Committee Composition and Responsibilities. Our Board of Directors has affirmatively determined that all members of the Governance Committee are independent as defined under the listing standards of the NASDAQ Stock Market. The Governance Committee, which (among other things) performs functions similar to a nominating committee, operates pursuant to a written charter that is available on our website under the Investor

Relations — Governance section at www.westerndigital.com. As described in further detail in the written charter of the Governance Committee, the key responsibilities of the Governance Committee include: (1) developing and recommending to the Board of Directors a set of corporate governance principles; (2) evaluating and recommending to the Board of Directors the size and composition of the Board of Directors and the size, composition and functions of the committees of the Board of Directors; (3) developing and recommending to the Board of Directors a set of criteria for membership; (4) identifying, evaluating, attracting, and recommending director candidates for membership on the Board of Directors, including directors for election at the annual meeting of stockholders; (5) making recommendations to the Board of Directors on such matters as the retirement age, tenure and resignation of directors; (6) managing the Board of Directors performance review process and reviewing the results with the Board of Directors on an annual basis; (7) overseeing the evaluation of the Chief Executive Officer by the Compensation Committee; and (8) reviewing and making recommendations to the Board of Directors regarding proposals of stockholders that relate to corporate governance.

Director Candidates. Whenever a vacancy occurs on our Board of Directors, the Governance Committee is responsible for identifying and attracting one or more candidates to fill that vacancy, evaluating each candidate and recommending a candidate for selection by the full Board of Directors. In addition, the Governance Committee is responsible for recommending nominees for election or re-election to the Board of Directors at each annual meeting of stockholders. The Governance Committee is authorized to use any methods it deems appropriate for identifying candidates for Board of Directors membership, including considering recommendations from incumbent directors and stockholders. The Governance Committee is authorized to engage, but during fiscal 2012 did not utilize the services of, an outside search firm to identify suitable potential director candidates.

Once a list of potential candidates is collected, the Governance Committee evaluates the candidates through committee discussions, the assistance of a third party search firm and/or candidate interviews to identify the candidate(s) most likely to advance the interests of our stockholders. While the Governance Committee has no specific minimum qualifications in evaluating a director candidate, our Corporate Governance Guidelines set forth critical factors to be considered in selecting director nominees, which include: the nominee's personal and professional ethics, integrity and values; the nominee's intelligence, judgment, foresight, skills, experience (including understanding of marketing, finance, our technology and other elements relevant to the success of a company such as ours) and achievements, all of which the Governance Committee views in the context of the overall composition of the Board of Directors; the absence of any conflict of interest (whether due to a business or personal relationship) or legal impediment to, or restriction on, the nominee serving as a director; having a majority of independent directors on the Board of Directors; and representation of the long-term interests of the stockholders as a whole and a diversity of backgrounds and expertise which are most needed and beneficial to the Board of Directors and to Western Digital. While our Corporate Governance Guidelines do not prescribe specific diversity standards, the Governance Committee considers diversity in the context of the Board as a whole and takes into account the personal characteristics, experience and skills of current and prospective directors to ensure that a broad range of perspectives are represented on the Board. The Governance Committee and the entire Board of Directors conducts a review of the composition of the Board in light of the factors described above at least annually.

Stockholder Recommendations. A stockholder may recommend a director candidate to the Governance Committee by delivering a written notice to our Secretary at our principal executive offices and including the following in the notice: (1) the name and address of the stockholder as they appear on our books or other proof of share ownership; (2) the class and number of shares of our common stock beneficially owned by the stockholder as of the date the stockholder gives written notice; (3) a description of all arrangements or understandings between the stockholder and the director candidate and any other person(s) pursuant to which the recommendation or nomination is to be made by the stockholder; (4) the name, age, business address and residence address of the director candidate and a description of the director candidate's business experience for at least the previous five years; (5) the principal occupation or employment of the director candidate; (6) the class and number of shares of our common stock beneficially owned by the director candidate; (7) the consent of the director candidate to serve as a member of our Board of Directors if elected; and (8) any other information required to be disclosed with respect to such director candidate in solicitations for proxies for the election of directors pursuant to applicable rules of the Securities and Exchange Commission. The Governance Committee may require additional information as it deems reasonably required to determine the eligibility of the director candidate to serve as a member of our Board of Directors.

The Governance Committee will evaluate director candidates recommended by stockholders for election to our Board of Directors in the same manner and using the same criteria as used for any other director candidate. If the Governance Committee determines that a stockholder-recommended candidate is suitable for membership on the Board of Directors, it will include the candidate in the pool of candidates to be considered for nomination upon the occurrence of the next vacancy on the Board of Directors or in connection with the next annual meeting of stockholders. Stockholders recommending candidates for consideration by the Board of Directors in connection with the next annual meeting of stockholders should submit their written recommendation no later than June 1 of the year of that meeting.

Stockholders who wish to nominate a person for election as a director in connection with an annual meeting of stockholders (as opposed to making a recommendation to the Governance Committee as described above) must deliver written notice to our Secretary in the manner described in Section 2.11 of our By-laws and within the time periods set forth on page 6 above in response to the question, *"May I propose actions for consideration at next year's annual meeting or nominate individuals to serve as directors?"*

Meetings and Attendance

During fiscal 2012, there were 8 meetings of the Board of Directors, 13 meetings of the Audit Committee, 10 meetings of the Compensation Committee, 3 meetings of the Governance Committee and no meetings of the Executive Committee. Each of the directors attended 75% or more of the aggregate number of meetings of the Board of Directors and the committees of the Board of Directors on which he or she served during the period that he or she served in fiscal 2012.

Our Board of Directors strongly encourages each director to attend our annual meeting of stockholders. All of our directors attended last year's annual meeting of stockholders.

Communicating with Directors

Our Board of Directors provides a process for stockholders to send communications to the Board of Directors, or to individual directors or groups of directors. In addition, interested parties may communicate with our non-executive Chairman of the Board (who presides over executive sessions of the non-management directors) or with the non-management directors as a group. The Board of Directors recommends that stockholders and other interested parties initiate any communications with the Board of Directors (or individual directors or groups of directors) in writing. These communications should be sent by mail to company's Secretary at Western Digital Corporation, 3355 Michelson Drive, Suite 100, Irvine, California 92612. This centralized process will assist the Board of Directors in reviewing and responding to stockholder and interested party communications in an appropriate manner. The name of any specific intended Board of Directors recipient or recipients should be clearly noted in the communication (including whether the communication is intended only for our non-executive Chairman of the Board or for the non-management directors as a group). The Board of Directors has instructed the Secretary to forward such correspondence only to the intended recipients; however, the Board of Directors has also instructed the Secretary, prior to forwarding any correspondence, to review such correspondence and not to forward any items deemed to be of a purely commercial or frivolous nature (such as spam) or otherwise obviously inappropriate for the intended recipient's consideration. In such cases, the Secretary may forward some of the correspondence elsewhere within Western Digital for review and possible response.

DIRECTOR COMPENSATION

Executive Summary

We believe that it is important to attract and retain exceptional and experienced directors who understand our business, and to offer compensation opportunities that further align the interests of those directors with the interests of our stockholders. To that end, for non-employee directors other than the Hitachi Designated Directors identified below, we established a director compensation program for fiscal 2012 consisting of a combination of:

- annual and committee retainer fees, which directors may elect to receive in a combination of cash, common stock and/or deferred stock units under our Non-Employee Directors Stock-for-Fees Plan; and
- equity incentive awards in the form of stock options and restricted stock units.

We also permit directors (other than the Hitachi Designated Directors) to participate in our Deferred Compensation Plan. Directors who are also one of our employees are generally not entitled to additional compensation under our director compensation program for serving as a director.

Our Compensation Committee reviews our non-employee director compensation on an annual basis. As part of this review, the Compensation Committee's compensation consultant, Mercer, reviews and evaluates the competitiveness of our director compensation program in light of general director compensation trends and director compensation programs of the peer group companies we use to evaluate our executive compensation program, which are listed in the "Compensation Discussion and Analysis" section below. After receiving input from its compensation consultant, the Compensation Committee makes recommendations to the full Board of Directors regarding any changes in our non-employee director compensation program that the Compensation Committee determines are advisable. Our director compensation program and the changes made to the program for fiscal 2012 are described in more detail in the tables and narrative that follow.

Pursuant to the internal requirements of Hitachi, the Hitachi Designated Directors did not receive any compensation for their services on the Board of Directors in fiscal 2012 and did not participate in any of the director compensation programs described below in fiscal 2012. We are in discussions with Hitachi on the compensation payable to Hitachi for the services of the Hitachi Designated Directors in fiscal 2013 and beyond.

Director Compensation Table for Fiscal 2012

The table below summarizes the compensation of each of our directors for fiscal 2012 who is not also employed by us or one of our subsidiaries (referred to in this Proxy Statement as "non-employee directors"). Mr. Coyne was one of our named executive officers during fiscal 2012 and information regarding compensation to him for fiscal 2012 is presented below in the "Fiscal Years 2010 — 2012 Summary Compensation Table" and the related explanatory tables. As our employee, Mr. Coyne did not receive any additional compensation for his services as a director.

	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)(4)	Option Awards ($)(3)(5)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Kathleen A. Cote	87,500	124,978	122,626	—	—	—	335,104
Henry T. DeNero	100,000	124,978	122,626	—	—	—	347,604
William L. Kimsey	85,000	124,978	122,626	—	—	—	332,604
Michael D. Lambert	90,000	124,978	122,626	—	—	—	337,604
Len J. Lauer	80,000	124,978	122,626	—	—	—	327,604
Matthew E. Massengill	75,000	124,978	122,626	—	—	—	322,604
Roger H. Moore	82,500	124,978	122,626	—	—	—	330,104
Kensuke Oka(1)	—	—	—	—	—	—	—
Thomas E. Pardun	190,000	124,978	122,626	—	—	—	437,604
Arif Shakeel	75,000	124,978	122,626	—	—	—	322,604
Masahiro Yamamura(1)	—	—	—	—	—	—	—

(1) Messrs. Oka and Yamamura were appointed to the Board of Directors on May 17, 2012 pursuant to an Investor Rights Agreement, dated March 8, 2012, between us and Hitachi, Ltd. Messrs. Oka and Yamamura are referred to in this Proxy Statement as the "Hitachi Designated Directors."

(2) For a description of the fees earned by the non-employee directors other than the Hitachi Designated Directors during fiscal 2012, see the disclosure under "Fiscal 2012 Director Compensation Program for Non-Hitachi Designated Directors" below. As indicated above, pursuant to the internal requirements of Hitachi, the Hitachi Designated Directors did not receive any compensation for their services on the Board of Directors in fiscal 2012.

(3) The amounts shown reflect the aggregate grant date fair value of equity awards granted in fiscal 2012 computed in accordance with ASC 718 (formerly FAS 123(R)). These amounts were calculated using a binomial option-pricing model based on the assumptions described in Note 8 in the Notes to Consolidated Financial Statements included in our 2012 Form 10-K, but exclude the impact of estimated forfeitures related to service-based vesting conditions. No stock awards or option awards were forfeited by any of our non-employee directors during fiscal 2012.

(4) On November 10, 2011, each non-employee director other than the Hitachi Designated Directors was automatically granted an award of 4,846 restricted stock units under our Non-Employee Director Restricted Stock Unit Grant Program. The grant date fair value of each of these awards was $124,978. See footnote (3) above for the assumptions used to value these awards. Our Non-Employee Director Restricted Stock Unit Grant Program is more fully described below under "Non-Employee Director Equity Awards."

In addition, the following table presents the aggregate number of shares of our common stock covered by stock awards held by each of our non-employee directors on June 29, 2012:

Name	Aggregate Number of Unvested Restricted Stock Units	Aggregate Number of Deferred Stock Units(a)
Kathleen A. Cote	11,879	29,188
Henry T. DeNero	11,879	53,684
William L. Kimsey	11,879	2,708
Michael D. Lambert	11,879	—
Len J. Lauer	9,274	—
Matthew E. Massengill	11,879	—
Roger H. Moore	11,879	57,567
Kensuke Oka	—	—
Thomas E. Pardun	11,879	31,115
Arif Shakeel	11,879	—
Masahiro Yamamura	—	—

(a) This amount consists of stock units that the director has elected to defer under our Deferred Compensation Plan pursuant to (i) our Non-Employee Directors Stock-for-Fees Plan in lieu of all or a portion of annual retainer or meeting fees earned by the director during the year of the election, and/or (ii) our Non-Employee Director Restricted Stock Unit Grant Program under our 2004 Performance Incentive Plan. The deferred stock units are fully vested and are payable in an equivalent number of shares of our common stock on the payment date specified in accordance with the non-employee director's deferral election. For a description of the Non-Employee Directors Stock-for-Fees Plan, the Non-Employee Director Restricted Stock Unit Grant Program and the Deferred Compensation Plan, see "Fiscal 2012 Director Compensation Program for Non-Hitachi Designated Directors" below.

(5) On November 10, 2011, pursuant to our Non-Employee Director Option Grant Program, our Board of Directors approved a grant to each of our non-employee directors other than the Hitachi Designated Directors of a stock option to purchase 11,542 shares of our common stock. Each such stock option has a per-share exercise price of $25.79, which is equal to the closing market price of a share of our common stock on the grant date. The grant date fair value of each of these awards was $122,626. See footnote (3) above for the

assumptions used to value these awards. Our Non-Employee Director Option Grant Program is more fully described below under "Non-Employee Director Equity Awards."

In addition, the following table presents the aggregate number of shares of our common stock covered by stock options held by each of our non-employee directors on June 29, 2012:

Name	Aggregate Number of Securities Underlying Stock Options		
	Vested and Exercisable (#)	Unvested (#)	Total (#)
Kathleen A. Cote	61,208	21,541	82,749
Henry T. DeNero	37,399	21,541	58,940
William L. Kimsey	38,708	21,541	60,249
Michael D. Lambert	51,208	21,541	72,749
Len J. Lauer	14,484	31,379	45,863
Matthew E. Massengill	38,708	21,541	60,249
Roger H. Moore	22,445	21,541	43,986
Kensuke Oka	—	—	—
Thomas E. Pardun	71,208	21,541	92,749
Arif Shakeel	32,650	21,541	54,191
Masahiro Yamamura	—	—	—

Fiscal 2012 Director Compensation Program for Non-Hitachi Designated Directors

The following section describes the elements and other features of our director compensation program for fiscal 2012 for non-employee directors other than the Hitachi Designated Directors.

Non-Employee Director Fees

Annual Retainer and Committee Retainer Fees. The director retainer fees are payable based on Board and committee service from Annual Meeting to Annual Meeting and are paid in a lump sum immediately following the Annual Meeting marking the start of the year. Directors who are appointed to the Board during the year are paid a pro-rata amount of the annual director retainer fees based on service to be rendered for the remaining part of the year after appointment.

The following table sets forth the schedule of the annual retainer and committee membership fees for non-employee directors for fiscal 2012.

Type of Fee	Current Annual Fee
Annual Retainer	$ 75,000
Lead Independent Director Retainer	$ 20,000
Non-Executive Chairman of the Board Retainer	$100,000
Additional Committee Retainers	
• Audit Committee	$ 10,000
• Compensation Committee	$ 5,000
• Governance Committee	$ 2,500
Additional Committee Chairman Retainers	
• Audit Committee	$ 15,000
• Compensation Committee	$ 10,000
• Governance Committee	$ 7,500

The retainer fee to our lead independent director referred to above is paid only if our Chairman of the Board is one of our employees. If our Chairman of the Board is not one of our employees, the Chairman is entitled to the additional Non-Executive Chairman of the Board Retainer referred to above and we pay no additional lead independent director retainer.

Non-employee directors do not receive a separate fee for each Board of Directors or committee meeting they attend. However, we reimburse our non-employee directors for reasonable out-of-pocket expenses incurred to attend each Board of Directors or committee meeting.

Non-Employee Directors Stock-for-Fees Plan. Under our Amended and Restated Non-Employee Directors Stock-for-Fees Plan, each non-employee director may elect prior to any calendar year to receive shares of our common stock in lieu of any or all of the annual retainer fee(s) otherwise payable to him or her in cash for that calendar year. We determine the number of shares of common stock payable to a non-employee director under the Non-Employee Directors Stock-for-Fees Plan by dividing the amount of the cash fee the director would have otherwise received by the closing market price of a share of our common stock on the date the cash fee would have been paid.

At the time of the election for a calendar year under our Non-Employee Directors Stock-for-Fees Plan, we also permit each non-employee director to defer receipt of any shares he or she has elected to receive in lieu of annual retainer or meeting fees otherwise payable to the director, and we refer to these deferred shares as deferred stock units. See "Deferred Compensation Plan for Non-Employee Directors" below for a further discussion of the material terms of our Deferred Compensation Plan as it applies to compensation deferred by our non-employee directors.

In fiscal 2012, none of our non-employee directors made an election to receive shares of our common stock or deferred stock units in lieu of annual retainer fees otherwise payable to the director for the year.

Non-Employee Director Equity Awards

Non-Employee Director Option Grant Program. Pursuant to our Non-Employee Director Option Grant Program adopted by our Board of Directors under our 2004 Performance Incentive Plan, we grant each non-employee director upon initial election or appointment to the Board of Directors an option to purchase a number of shares of our common stock that produces an approximate value for the option grant (using a Black-Scholes valuation) equal to $300,000 on the grant date. We also grant each member of the Board upon or as soon as practical after first becoming a non-employee director by virtue of retiring or otherwise ceasing to be employed by us an option to purchase a number of shares of common stock that produces an approximate value for the option grant (using a Black-Scholes valuation) equal to: (i) $125,000, divided by (ii) 365, multiplied by (iii) the number of days from the date such individual first becomes a non-employee director until the anticipated date of our next annual meeting of stockholders. In addition, after a non-employee director joins the Board of Directors, immediately following each annual meeting of stockholders if he or she has been re-elected as a director at that annual meeting, the non-employee director will receive an option to purchase a number of shares of our common stock that produces an approximate value for the option grant (using a Black-Scholes valuation) equal to $125,000 on the grant date. We use a Black-Scholes valuation to calculate the number of options to be granted under our Non-Employee Director Option Grant Program, rather than the binomial valuation methodology we use for financial statement reporting purposes, because the Black-Scholes methodology is more commonly used in the market data the Compensation Committee reviews in connection with its review of our director compensation program. As a result, there is generally a slight difference between the amount reported in the Director Compensation Table for a particular option grant and the option value intended to be granted under the Non-Employee Director Option Grant Program.

The per-share exercise price of stock options granted under our Non-Employee Director Option Grant Program equals the closing market price of a share of our common stock on the date of grant, and the options generally vest over a period of four years, with 25% vesting on the first anniversary of the grant date and 6.25% vesting at the end of each three-month period thereafter. In addition, all stock options granted under the Non-Employee Director Option Grant Program since November 6, 2007 have a seven-year term. Except as described in the next sentence, vested stock options will remain exercisable until the earlier of one year following the date the director ceases to be a director or the expiration date of the stock option. In the event the director retires after four years of service, all stock options granted to the director will immediately vest and will be exercisable by the director until the earlier of (i) three years after the director's retirement or (ii) the expiration of the original term of the option, provided that, for stock options granted after August 2009, at the date of retirement the director has served as a member of our Board from the grant date of the award through the day before the next annual meeting of stockholders following the grant date. Shares of common stock that we issue upon the exercise of stock options granted under the Non-Employee Director Option Grant Program are subject to the applicable share limits specified in our 2004 Performance Incentive Plan.

Non-Employee Director Restricted Stock Unit Grant Program. Our Board of Directors has adopted a Non-Employee Director Restricted Stock Unit Grant Program under our 2004 Performance Incentive Plan pursuant to which our non-employee directors automatically receive, immediately following each annual meeting of stockholders if he or she has been re-elected as a director at that annual meeting, an award of restricted stock units equal in value to $125,000 (based on the closing market value of an equivalent number of shares of our common stock on the grant date). We award non-employee directors who are newly elected or appointed to the Board of Directors after the date of the annual meeting for a given year a prorated award of restricted stock units for that year. We also award members of our Board a prorated award of restricted stock units upon or as soon as practical after first becoming a non-employee director by virtue of retiring or otherwise ceasing to be employed by us after the annual meeting for a given year. The number of restricted stock units subject to this prorated award is equal to: (i) the number of units subject to the immediately preceding annual unit award, divided by (ii) 365, multiplied by (iii) the number of days from the date such individual first becomes a non-employee director until the scheduled date for the immediately following annual meeting of stockholders. Each award of restricted stock units represents the right to receive an equivalent number of shares of our common stock on the applicable vesting date.

Restricted stock units generally vest 100% on the third anniversary of the grant date. However, if a director retires after having served as a director for at least four continuous years, all unvested restricted stock units will vest immediately upon the director's retirement, provided that, for restricted stock units granted after August 2009, at the date of retirement the director has served as a member of our Board from the grant date of the award through the day before the next annual meeting of stockholders following the grant date. If a director ceases to be a director for any reason (except removal) prior to meeting the eligibility requirements for accelerated vesting discussed above, then all of the unvested restricted stock units granted in the first twelve months prior to termination will terminate without vesting, one-third of all unvested restricted stock units granted within the second twelve-month period prior to termination will immediately vest and become payable, and two-thirds of all unvested restricted stock units granted within the third twelve-month period prior to termination will immediately vest and become payable. If dividends are paid prior to the vesting and payment of any restricted stock units granted to our non-employee directors, the director is credited with additional restricted stock units as dividend equivalents that are subject to the same vesting requirements as the underlying restricted stock units. Shares of common stock issued in respect of the Non-Employee Director Restricted Stock Unit Grant Program are subject to the applicable share limits specified in our 2004 Performance Incentive Plan.

Director Stock Ownership Guidelines. Under our director stock ownership guidelines, directors are prohibited from selling any shares of our common stock (other than in a same-day sale in connection with an option exercise to pay the exercise price of the option or to satisfy any applicable tax withholding obligations) unless they own "qualifying shares" with a market value of at least $300,000. Common stock, restricted stock units, deferred stock units and common stock beneficially owned by the director by virtue of being held in a trust, by a spouse or by the director's minor children are considered qualifying shares for purposes of the stock ownership requirement. Shares the director has a right to acquire through the exercise of stock options (whether or not vested) are not counted towards the stock ownership requirement.

Deferred Compensation Plan for Non-Employee Directors

For each calendar year, we permit each non-employee director to defer payment of between a minimum of $2,000 and a maximum of 80% of any cash compensation to be paid to the director during that calendar year in accordance with our Deferred Compensation Plan. If a director has elected to receive common stock pursuant to our Non-Employee Directors Stock-for-Fees Plan in lieu of annual retainer or meeting fees otherwise payable to the director, the director is also permitted to make a deferral election with respect to such common stock. In that event, we credit deferred stock units to the director's deferred compensation account in an amount equal to the cash fee the director would have otherwise received divided by the closing market price of a share of our common stock on the date the cash fee would have been paid. The deferred stock units carry no voting or dividend rights.

We also permit non-employee directors to defer payment of any restricted stock units awarded under our Non-Employee Director Restricted Stock Unit Grant Program beyond the vesting date of the award. Restricted stock units and other amounts deferred in cash by a director are generally credited and payable in the same manner as amounts deferred by our executive officers and other participants in our Deferred Compensation Plan as further described below under "Fiscal 2012 Non-Qualified Deferred Compensation Table" beginning on page 55.

COMPENSATION DISCUSSION AND ANALYSIS

When we refer to our "executives" or "executive officers" in this section, we mean:

- John F. Coyne, our Chief Executive Officer, who, on September 10, 2012, announced his decision to retire from the company, effective January 2, 2013;
- Wolfgang U. Nickl, who served as our Senior Vice President and Chief Financial Officer until August 2012 when he was promoted to Executive Vice President and Chief Financial Officer;
- Stephen D. Milligan, who joined us as our President on March 8, 2012 in connection with our acquisition of HGST and who will succeed Mr. Coyne as our Chief Executive Officer upon Mr. Coyne's retirement;
- Timothy M. Leyden, who served as our Chief Operating Officer until July 25, 2012 when he was appointed President of our WD Subsidiary; and
- James J. Murphy, our Executive Vice President, Worldwide Sales and Sales Operations.

These individuals are our "named executive officers" under Securities and Exchange Commission rules for fiscal 2012 and are listed in the "Fiscal Years 2010 — 2012 Summary Compensation Table" below.

Executive Summary

Western Digital is an information storage pioneer and long-time industry leader providing products and services on a global scale for people and organizations that collect, manage and use digital information. Managing our global business to provide long-term value for our stockholders requires a team of passionate, innovative, dedicated and experienced executives. Our overriding executive compensation philosophy is clear and consistent — we pay for performance. Our executives are accountable for the performance of the company and the segments they manage and are compensated primarily based on that performance. We believe that our executive compensation program contributes to a high-performance culture where executives are expected to deliver results that drive sustained profitable growth.

Fiscal 2012 was one of the most challenging and exciting years in our 42-year history. During the year, we responded to two historic natural disasters – the after-effects of the earthquake and tsunami in Japan and the severe flooding in Thailand beginning in early fiscal 2012, which resulted in the temporary suspension of our manufacturing operations in Thailand. While addressing the significant challenges resulting from these disasters, we completed the largest acquisition in the history of the industry, our acquisition of HGST for approximately $4.7 billion. When we entered into the agreement to acquire HGST, we believed that it provided the potential for strong financial returns, and we believe our financial results for fiscal 2012 (which include just over one full quarter of results from HGST) provide early support for that proposition. Specifically, in fiscal 2012 we reported record revenue of $12.5 billion, up over 31% from the prior year, and earnings of $6.58 per share, more than double the prior year earnings per share. We also generated over $3 billion in cash flow from operations during the year.

We believe that executive officer compensation for fiscal 2012 was consistent with the objectives of our compensation philosophy and with our performance. The key compensation actions taken by the Compensation Committee for our executive officers are summarized below:

- *Employment Agreements.* On March 7, 2011, in connection with our entry into an agreement to acquire HGST from Hitachi, Ltd., we entered into a new employment agreement with Mr. Coyne, which has a term ending on March 8, 2017, the fifth anniversary of the closing of the transaction. We also entered into a five-year employment agreement with each of Mr. Milligan (who joined us as our President) and

Mr. Leyden (who served as our Chief Operating Officer until July 25, 2012 when he was appointed President of our WD Subsidiary) that became effective upon the closing of the transaction. These employment agreements do not provide for any guaranteed bonuses or long-term incentive compensation, other than the grant of a two-year performance stock unit award granted in May 2012, as explained in more detail below. The agreements also do not contain any severance protection, although these executives participate in our severance plans applicable to all executive officers, and they do not include any tax gross-up provisions. The Compensation Committee determined that these employment agreements were appropriate and advisable in order to help maintain a consistent executive leadership team following the acquisition.

- *Base Salary.* In August and September 2011, the Compensation Committee reviewed the fiscal 2012 base salary levels for executive officers other than Mr. Milligan, who did not join us until March 2012. For fiscal 2012, the Compensation Committee maintained base salary levels for all executive officers other than Mr. Nickl for whom the Compensation Committee approved an increase from $350,000 to $400,000, as explained in more detail below. As indicated above, in March 2012, in connection with the closing of our acquisition of HGST, the employment agreements we entered into with Messrs. Milligan and Leyden became effective. The employment agreement with Mr. Milligan established his initial annual base salary at $800,000. The employment agreement with Mr. Leyden included an increase in his annual base salary from $600,000 to $700,000. After these changes, we believe the base salary levels for our executive officers were within a reasonable range of our stated pay positioning strategy except as described below for Mr. Nickl whose base salary was below the range.
- *Semi-Annual Bonus Opportunity.* In its August and September 2011 review, the Compensation Committee did not make any changes to the target bonus opportunities for executive officers. The employment agreement with Mr. Milligan established his initial annual target bonus opportunity at 125% of annual base salary. The employment agreement with Mr. Leyden included an increase to his annual target bonus opportunity from 100% to 110% of annual base salary. After these changes, target bonus opportunities for our executive officers were generally below our stated pay positioning strategy. For fiscal 2012, these bonus opportunities were earned based on achievement against pre-established adjusted earnings per share goals. Based on our adjusted earnings per share of $2.61 for the first half of fiscal 2012, the Compensation Committee approved payouts under our semi-annual bonus plan of 100% of target for Messrs. Coyne and Leyden, and 130% of target for Messrs. Nickl and Murphy. Based on our adjusted earnings per share of $5.87 for the second half of fiscal 2012, the Compensation Committee approved payouts under our semi-annual bonus plan of 195% of target for all named executive officers. (Please see page 35 for an explanation of adjusted earnings per share for fiscal 2012 to earnings per share under generally accepted accounting principles.)
- *Annual Long-Term Incentive Compensation.* In September 2011, the Compensation Committee approved the grant of long-term incentive awards in the form of stock options, two-year performance cash awards and restricted stock units for executive officers other than Mr. Milligan, who did not join us until March 2012. These awards had a grant date value at the mid-point of pre-established grant guidelines for each such officer other than Mr. Nickl for whom the Compensation Committee approved a grant at the high end of the pre-established grant guidelines. These grants resulted in total direct compensation for our executive officers at or below our stated pay positioning strategy (other than for Mr. Murphy, as explained in more detail below). The Compensation Committee also approved payouts under the two-year performance cash awards granted in September 2010. These awards were earned based on achievement against pre-established cumulative revenue and operating income goals over fiscal 2011 and 2012. Based on our cumulative revenue and operating income performance over fiscal 2011 and 2012 of $22.0 billion and $2.55 billion, respectively, payouts were approved at 228% of target. For Mr. Milligan, in accordance with his employment agreement, in March 2012 the Compensation Committee approved an annual long-term incentive award with a grant date value at the mid-point of pre-established grant guidelines, split equally between stock options and restricted stock units.
- *Performance Stock Unit Awards.* As indicated above, the employment agreements we entered into with Messrs. Coyne, Milligan and Leyden in connection with the HGST acquisition provide for the grant of a

performance stock unit award. Each performance stock unit award represents a contractual right to receive a target number of shares of our common stock based on achievement of certain performance milestones to be established by the Compensation Committee relating to our acquisition of HGST. Subject to the executive's continued employment, 50% of the target number of shares are eligible to become earned and payable based on milestones to be established by the Compensation Committee for fiscal 2013, and 50% of the target number of shares are eligible to become earned and payable based on milestones to be established by the Compensation Committee for fiscal 2014. The actual number of shares of our common stock that may become earned and payable for each such fiscal year will range from 0% to 200% of the target number of shares based on the level of achievement of the milestones. The award for Mr. Coyne has a target grant date value of approximately $3.9 million, and the awards for Messrs. Milligan and Leyden each have a target grant date value of approximately $1.9 million. The Compensation Committee determined that these awards were advisable in order to drive specific performance related to the operation of the business following the HGST acquisition.

- *Special Retention Long-Term Incentive Compensation.* In addition to the annual long-term incentive compensation awards described above, in May 2012, the Compensation Committee approved a special long-term incentive grant to Messrs. Nickl and Murphy. The grant was intended to recognize the exceptional performance of these executives during the acquisition of HGST and to retain and motivate such executives to continue to perform at a high level following the acquisition. The Compensation Committee determined in its judgment the size of the special grant based on the level it believed would provide the appropriate retention incentive for these executives. The grant date value of the awards was split equally between stock options and restricted stock units for each executive.

The following discussion summarizes in more detail our executive compensation program, including our compensation objectives and philosophies, the processes and sources of input that are considered in determining compensation for our named executive officers and an analysis of the compensation paid to or earned by our executive officers in fiscal 2012.

Our Executive Compensation Philosophy and Objectives

Our compensation philosophy for our executive officers is based on the belief that the interests of our executives should be closely aligned with the long-term success of our stockholders, employees, customers, suppliers and communicates in which we operate. To support this philosophy, a large portion of each executive officer's compensation is placed "at risk" and linked to the accomplishment of specific financial or operational goals that are expected to lead to increased value for our stockholders.

Our compensation policies and programs are designed to:

- attract, develop, reward and retain highly qualified and talented individuals;
- motivate executives to improve the overall performance of our company as a whole as well as the business group for which each executive is responsible, and reward executives when specific measurable results have been achieved;
- encourage accountability by giving the Compensation Committee flexibility to take each executive's individual contribution and performance into account in determining salaries and incentive awards;
- tie incentive awards to financial and non-financial metrics that we believe drive the performance of the company over the long term to further reinforce the linkage between the interests of our stockholders and our executives; and
- help ensure compensation levels are both externally competitive and internally equitable.

The Compensation Committee does not use a specific formula for allocating total direct compensation between variable and fixed compensation, between annual and long-term compensation or between cash and non-cash compensation. However, the Compensation Committee believes that a substantial portion of total direct compensation should be at-risk compensation (with the percentage of the executive's compensation that is at risk increasing as the executive's responsibility increases), as explained in more detail below under the heading "Analysis of Direct Compensation Allocation."

Determination of Executive Compensation

Role of the Compensation Committee

Our executive compensation program is administered by our Compensation Committee. The Compensation Committee is responsible for approving all elements of compensation for our executive officers. The Compensation Committee generally reviews the performance and compensation of our executive officers on an annual basis and at the time of hiring, a promotion or other change in responsibilities. The Compensation Committee's annual review typically occurs shortly after the completion of each fiscal year, with the review for fiscal 2012 compensation commencing in August 2011 and continuing during the Compensation Committee's meeting in September 2011.

While the Compensation Committee considers our target pay positioning strategy (described below) as one factor in setting compensation for our executives, the Compensation Committee's practice is to consider all elements of compensation, our compensation philosophy and objectives and a subjective evaluation of other relevant facts and circumstances when determining the appropriate level and mix of each element of compensation for our executive officers, including the following:

- the executive's experience, performance and judgment;
- survey and peer company market data prepared by the Compensation Committee's compensation consultant, as explained in more detail below;
- for executives other than the Chief Executive Officer, the Chief Executive Officer's recommendations;
- internal equity;
- summaries of prior and potential future compensation levels (referred to as "tally sheets");
- succession planning and retention objectives;
- past and expected future contributions of the executive; and
- current company and economic conditions.

The compensation decisions made for fiscal 2012 are explained in more detail below under the section entitled "Elements of Our Executive Compensation Program."

Role of Executive Officers

While no executive participates in any discussions or decisions regarding his or her own compensation, certain of our executive officers and other employees assist the Compensation Committee in the administration of our executive compensation process. Our Chief Executive Officer works with our Senior Vice President, Human Resources in reviewing the performance of the other named executive officers and developing recommendations to the Compensation Committee regarding the base salaries, bonuses, equity awards and other incentive compensation to these executives for consideration by the Compensation Committee at its annual review. While the Compensation Committee considers these recommendations, the Compensation Committee is solely responsible for making the final decision regarding compensation to our executive officers.

Our Senior Vice President, Human Resources also may provide internal and external compensation data to the Compensation Committee and its compensation consultant. Our Chief Financial Officer or his designee may provide input to the Compensation Committee on the financial targets for our performance-based compensation programs and may present data regarding the impact of compensation programs on our financial statements. Our General Counsel or his designee generally assesses and advises the Compensation Committee regarding the legal implications or considerations involving our compensation program.

The Compensation Committee alone is charged with approving the compensation of our Chief Executive Officer, although the Compensation Committee confers with other members of our Board of Directors in evaluating the Chief Executive Officer's performance and determining the Chief Executive Officer's compensation. Our Chief Executive Officer is not present for and does not participate in discussions concerning his own compensation.

Role of the Compensation Consultant

The Compensation Committee's practice has been to retain compensation consultants to provide objective advice and counsel to the Compensation Committee on all matters related to the compensation of our executive officers and our compensation programs generally. Mercer (US) Inc. ("Mercer") has been retained by the Compensation Committee as its compensation consultant. The Compensation Committee's relationship with Mercer is reviewed annually and has continued in fiscal 2012 with Mercer attending all in-person meetings of the Compensation Committee held during the year. Mercer's responsibilities for fiscal 2012 generally included:

- providing recommendations regarding the composition of our peer group (described below);
- gathering and analyzing publicly available data for the peer group;
- analyzing pay survey data;
- providing advice regarding best practices and compensation trends, including proxy advisory firms' evolving positions on executive pay;
- reviewing and advising on the performance measures to be used in bonus and incentive plan formulas;
- reviewing and advising on management recommendations regarding target bonus levels, actual bonuses paid and the design and size of equity awards; and
- advising on the Compensation Committee's charter.

Mercer communicates regularly with management to gather information and review management proposals, but reports directly to the Compensation Committee. During fiscal 2012, certain affiliates of Marsh & McLennan Companies, Inc. ("MMC"), the parent company of Mercer, also provided welfare plan consulting, actuarial and plan administration services to the company with respect to the company's general employee benefit plans and programs, as explained in more detail in the section above entitled "Compensation Committee." However, MMC and its affiliates established and followed safeguards between the executive compensation consultants engaged by the Compensation Committee and the other service providers to the company. Specifically, Mercer provided to the Compensation Committee an annual update on Mercer's financial relationship with the company, as well as written assurances that, within the MMC organization, the Mercer consultant who performs executive compensation services for the Compensation Committee has a reporting relationship and compensation determined separately from MMC's other lines of business and from its other work for the company. These safeguards were designed to help ensure that the Compensation Committee's executive compensation consultants continued to fulfill their role in providing objective, unbiased advice.

Comparative Market Data

To assist the Compensation Committee during its annual review of the competitiveness of compensation levels and the appropriate mix of compensation elements to our executive officers, Mercer uses comparative market data on compensation practices and programs as well as guidance on industry best practices. The Compensation Committee, with guidance from Mercer and input from management, determines the composition of our peer group and reevaluates this group on an annual basis. The evaluation of the peer group generally occurs in May of each year. In May 2011, the Compensation Committee determined that our peer group for the fiscal 2012 annual compensation review would consist of 14 U.S.-based technology companies with size (primarily based on revenue) and business characteristics that we believe are comparable to us and who compete with us for executive talent. Most of the companies included in our fiscal 2012 peer group are, like us, included in the Dow Jones U.S. Technology, Hardware and Equipment Index, which the company has selected as the industry index for purposes of the stock performance graph appearing in our Annual Report for fiscal 2012. Below is a list of the companies in our peer group for fiscal 2012:

Fiscal 2012 Peer Group Companies

	Revenue(1) ($MM)	Market Value(2) ($MM)	Employees(3)
Advanced Micro Devices, Inc.	$ 6,379	$ 4,011	11,100
Applied Materials Inc.	$ 9,698	$ 14,672	12,973
Broadcom Corp.	$ 7,575	$ 18,602	9,590
Cisco Systems, Inc.	$45,566	$ 92,426	66,639
EMC Corporation	$20,960	$ 53,816	53,600
Intel Corporation	$54,527	$133,410	100,100
Lexmark International Group Inc.	$ 4,010	$ 1,890	13,300
Micron Technology Inc.	$ 8,411	$ 6,276	26,100
NetApp Inc.	$ 6,233	$ 11,602	12,149
Qualcomm	$18,368	$ 95,268	21,200
SanDisk Corporation	$ 5,231	$ 8,887	3,939
Seagate Technology	$14,939	$ 10,715	57,900
Texas Instruments Incorporated	$13,342	$ 32,831	34,759
Xerox Corporation	$22,591	$ 10,607	139,700
Western Digital Corporation	$12,478	$ 7,955	103,111

(1) Represents the most recent four quarters of revenue as of June 30, 2012.

(2) Market value as of June 30, 2012.

(3) Number of employees as disclosed in the most recent Form 10-K.

The peer group for fiscal 2012 was the same as the peer group for fiscal 2011. The company's revenue approximates the 52nd percentile of the peer group. The peer group compensation data is taken from each company's most recent proxy statement and other Securities and Exchange Commission filings.

The market data is also collected from the following independent published surveys:

Mercer US Premium Executive Remuneration Suite
Radford Executive Survey
Towers Perrin US CDB High Tech Executive Database
Towers Watson General Industry Top Management Compensation Survey Report - U.S.

The survey data is filtered for high-technology companies (where such data is not available, the surveys are filtered for durable manufacturing companies or general industry), and is adjusted to screen for companies with revenue levels we believe are comparable to ours. In reviewing this market data, the Compensation Committee does not focus on any particular company used in the survey (other than the peer companies noted above). For individuals who are executive officers at the time of the annual review, the survey data and the peer group data are averaged (with the survey and peer group data weighted equally) to create what we refer to in this section as "composite market data." (For officers who are not executive officers at the time of the annual review, generally only survey data is reviewed.) The composite market data, along with our target pay position strategy outlined below, then provides the Compensation Committee a reference point, which is then one of several factors (as described above) that it uses to make subjective compensation decisions during its annual review.

Consideration of Say-on-Pay Advisory Vote

At our 2011 Annual Meeting of Stockholders, more than 95% of the votes cast on the advisory Say-on-Pay proposal indicated approval of the fiscal 2011 compensation of our named executive officers. The Compensation Committee believes that the vote outcome is an indication that stockholders generally approve of the structure of our executive compensation program and, therefore, the Compensation Committee structured executive compensation for fiscal 2012 in a way that is generally consistent with fiscal 2011. Stockholders will have an opportunity annually to cast an advisory vote in connection with named executive officer compensation.

Elements of Our Executive Compensation Program

Our current executive compensation program consists of several elements. The following chart briefly summarizes the general characteristics of each element of direct compensation, the compensation objectives we believe the element helps us achieve and the Compensation Committee's target pay position for such element based on the relevant composite market data. Actual pay for individual executive officers can and does vary from our target pay positioning as discussed below.

Element of Direct Compensation	Characteristics	Purpose	Target Pay Position
Base Salary	Fixed component. Annually reviewed by Compensation Committee and adjusted, if and when appropriate.	To attract, develop, reward and retain highly-qualified executive talent and to maintain a stable management team. To compensate executives for sustained individual performance.	Targeted at the median based on composite market data.
Semi-Annual Bonus Opportunity	Performance-based semi-annual cash bonus opportunity. Payable based on level of achievement of Committee-approved semi-annual company performance goals.	To motivate executives to achieve specified performance goals that drive overall company operational performance. To encourage accountability by rewarding based on performance. To attract, develop, reward and retain highly-qualified executive talent.	Targeted at a level such that, when added to base salary, target total annual cash compensation is between the median and the 75th percentile based on composite market data.
Long-Term Incentive Compensation	Performance-based long-term component. Generally granted annually in the form of a combination of stock options, restricted stock units and long-term performance cash awards. Amounts actually realized under awards will vary based on stock price appreciation and, in the case of performance vesting awards, company performance relative to Committee-approved performance goals.	To tie incentives to performance of our common stock over the long term. To reinforce the linkage between the interests of stockholders and our executives. To motivate executives to improve multi-year financial performance. To attract, develop, reward and retain highly-qualified executive talent.	Targeted at a level such that, when added to target total annual cash compensation, target total direct compensation is between the median and the 75th percentile based on composite market data.

In addition to these elements of our direct compensation program, we also provide executives with relatively minimal perquisites and certain other indirect benefits, including participation in certain post-employment compensation arrangements. For an analysis of these other features of our compensation program, please refer to the section below entitled "Other Features of our Executive Compensation Program."

The following sections describe each element of our direct compensation program in more detail and the process for determining the amount of compensation to be paid with respect to each element for fiscal 2012.

Base Salary

Executive officers are paid a base salary that the Compensation Committee believes is sufficient to attract highly-qualified executive talent and to maintain a stable management team. Base salaries are generally reviewed by the Compensation Committee as part of its annual compensation review and at the time of hiring, a promotion or other change in responsibilities. Base salary levels for our executive officers are determined by the Compensation Committee after considering our pay positioning strategy and a subjective evaluation of such factors as the competitive environment, our financial performance, the executive's experience level and scope of responsibility, and the overall need and desire to retain the executive in light of current performance, future performance, future potential and the overall contribution of the executive. The Compensation Committee exercises its judgment based on all of these factors in making its decisions. No specific formula is applied to determine the weight of each criterion.

For fiscal 2012, the Compensation Committee reviewed the base salaries paid to all our executive officers during its annual review in August and September 2011 (other than Mr. Milligan, who joined us in March 2012). In its fiscal 2012 review, the Compensation Committee concluded that base salary levels were within a reasonable range of our stated pay positioning strategy other than for Mr. Nickl, whose base salary level was significantly below our target pay positioning strategy due to his short tenure as our Chief Financial Officer. After a subjective evaluation of the factors listed above under the heading "Role of the Compensation Committee," and in light of our pay positioning strategy, the Compensation Committee determined not to make any changes to the base salary levels for any executive officer other than Mr. Nickl. For Mr. Nickl, the Compensation Committee approved an increase in his annual base salary from $350,000 to $400,000. After this increase, Mr. Nickl's base salary remained below our stated pay positioning strategy, but the Compensation Committee determined that it was nonetheless appropriate in light of the factors described above.

As indicated above, in connection with the closing of the HGST acquisition, the employment agreements we entered into with each of Mr. Milligan and Mr. Leyden became effective in March 2012. The agreement with Mr. Milligan was negotiated with him and established his initial annual base salary at $800,000. While Mr. Milligan's base salary was above our stated pay positioning strategy, the Compensation Committee determined that it was nonetheless appropriate in light of Mr. Milligan's base salary at HGST, a subjective evaluation of his expected contributions to the company and the other factors listed above under the heading "Role of the Compensation Committee." The agreement with Mr. Leyden was negotiated with him and provided for an increase in his annual base salary from $600,000 to $700,000. After this increase, Mr. Leyden's base salary was slightly above our stated pay positioning strategy but was determined by the Compensation Committee to be appropriate in light of the expected increase in Mr. Leyden's role following the acquisition.

Semi-Annual Incentive Compensation

Our Incentive Compensation Program, or ICP, formally links cash bonuses for executive officers and other participating employees to our semi-annual financial performance. We believe that the ICP is a valuable component of our overall compensation program because it assists us in achieving our compensation objective of motivating our executives to achieve specified financial and non-financial goals that help to drive our overall financial performance. The ICP also encourages accountability by rewarding executives based both on the actual financial performance achieved as well as a subjective evaluation by the Compensation Committee of other discretionary factors such as individual and business group performance.

Target Awards. The Compensation Committee establishes target bonus opportunities under the ICP for each executive officer that are expressed as a percentage of the executive's actual base salary earned for the semi-annual performance period. In establishing these target bonus opportunities, the Compensation Committee refers to our target pay positioning strategy for short-term incentives and its own subjective evaluation of the executive's position and responsibility. In its annual review in August and September 2011, the Compensation Committee determined that the short-term bonus opportunities for fiscal 2012 for each executive officer were within a reasonable range of our stated pay positioning strategy other than for Mr. Nickl, whose target bonus opportunity was significantly below our target pay positioning strategy due to his short tenure as our Chief Financial Officer. After a subjective evaluation of the factors listed above under the heading "Role of the Compensation Committee," and in light of our pay positioning strategy, the Compensation Committee determined not to make any changes to the target bonus opportunity for any executive officer.

As indicated above, in connection with the closing of the HGST acquisition, the employment agreements we entered into with each of Mr. Milligan and Mr. Leyden became effective in March 2012. The agreement with Mr. Milligan established his initial target bonus opportunity of 125% of base salary. While Mr. Milligan's target bonus opportunity was above our stated pay positioning strategy, the Compensation Committee determined that it was nonetheless appropriate in light of Mr. Milligan's bonus opportunity at HGST, a subjective evaluation of his expected contributions to the company and the other factors listed above under the heading "Role of the Compensation Committee." The agreement with Mr. Leyden provided for an increase in his target bonus opportunity from 100% to 110% of base salary. The Compensation Committee determined that Mr. Leyden's target bonus opportunity, after this increase, was within a reasonable range of our stated pay positioning strategy and appropriate in light of the expected increase in Mr. Leyden's role following the acquisition.

Performance Goal and Achievement Levels. Shortly after the start of each semi-annual performance period, the Compensation Committee establishes specific ICP achievement levels ranging between 0% and 200% of the target bonus opportunity for executive officers which correspond to specific operating and/or financial performance goals approved by the Compensation Committee. For both the first half and second half of fiscal 2012, the Compensation Committee selected adjusted earnings per share as the financial measure for the ICP. The Compensation Committee selected adjusted earnings per share as the appropriate performance goal for the fiscal 2012 ICP because it believed adjusted earnings per share is an appropriate holistic metric to measure the level of the company's short-term performance. For fiscal 2012, adjusted earnings per share was calculated as earnings per share under generally accepted accounting principles, adjusted to exclude litigation accruals and expenses incurred in connection with the flooding in Thailand and our acquisition of HGST. The Compensation Committee determined that it was appropriate to exclude these expenses for fiscal 2012 because the Compensation Committee did not consider them in setting the applicable targets for fiscal 2012 and believed these expenses were extraordinary and unrelated to the day-to-day execution of our business.

At the end of the applicable performance period, the Compensation Committee determines the ICP achievement level for executive officers based upon our performance against the goals established for the period. The Compensation Committee may adjust the achievement percentage upward (subject to a cap of 200%) or downward in its discretion based upon the recommendation of the Chief Executive Officer and a subjective evaluation of the company's performance as well as changes in the business and industry that occur during the performance period and how well we and our executive officers were able to adapt to those changes. The ICP achievement percentage, as adjusted by the Compensation Committee, determines the overall funding level for bonus payments to our executives for the applicable semi-annual performance period.

For the first half of fiscal 2012, the Compensation Committee set an adjusted earnings per share target of $2.27 correlated to a payout equal to 100% of the executives' target bonus opportunities. Actual earnings per share under generally accepted accounting principles for the first half of fiscal 2012 was $1.62, which included $234 million, or $0.99 per share, in litigation accruals and expenses incurred in connection with the flooding in Thailand and our acquisition of HGST. As such, the actual adjusted earnings per share for the first half of fiscal 2012 was $2.61, resulting in a 152% achievement rate.

For the second half of fiscal 2012, the Compensation Committee set an adjusted earnings per share target of $2.90 correlated to a payout equal to 100% of the executive's target bonus opportunity. Actual earnings per share under generally accepted accounting principles for the second half of fiscal 2012 was $4.83, which included $263 million, or $1.04 per share, in net expenses related to the HGST acquisition and the Thailand flooding and certain impairment and other expenses. As such, the actual adjusted earnings per share for the second half of fiscal 2012 was $5.87, which resulted in an achievement rate significantly above the maximum 200% permitted by the plan.

Bonus Calculation and Discretionary Adjustments. Actual bonus amounts to the executive officers for each semi-annual performance period under the ICP are calculated by multiplying the executive's target semi-annual bonus opportunity by the achievement percentage approved by the Compensation Committee based on achievement of the applicable performance metrics. Following determination of the individual ICP bonus amounts for the applicable semi-annual period, the Compensation Committee reserves the discretion to further adjust the individual bonus payment to an executive officer based upon a subjective evaluation of his individual and business group performance.

For the first half of fiscal 2012, the Compensation Committee noted the exceptional performances of Messrs. Nickl and Murphy in responding to the unanticipated challenges resulting from the Thailand flooding. The Compensation Committee also noted the significant amount of charges excluded in the calculation of adjusted earnings per share, charges which we believed impacted our stock price. As a result, the Compensation Committee exercised its discretion to adjust the individual bonus payments to executive officers, approving payouts for Messrs. Coyne and Leyden at 100% of the executive's target bonus opportunity (rather than at the 152% achievement rate), and payouts for Messrs. Nickl and Murphy at 130% of the executive's target bonus opportunity (rather than at the 152% achievement rate).

For the second half of fiscal 2012, the Compensation Committee exercised its discretion to adjust the individual bonus payments to executive officers, approving payouts for all executive officers at 195% of the executive's target bonus opportunity (rather than at the 200% achievement rate) to provide bonus payouts to executive officers that were equivalent to the funding level of the bonus plan applicable to non-executive officers.

Please see the section entitled "Incentive Compensation Plan" on page 49 for a table that reflects each executive's target semi-annual bonus opportunity under the ICP for each half of fiscal 2012 and the actual semi-annual bonuses paid to the executive under the ICP for fiscal 2012.

Long-Term Incentive Compensation

The following section analyzes our long-term incentive (LTI) program and the LTI awards made to or earned by executive officers in fiscal 2012.

Fiscal 2012 Annual LTI Awards. Under our annual LTI program, described in more detail below, a combination of stock options, restricted stock units and/or long-term performance cash awards are generally granted on an annual basis to our executive officers and other key employees. Beginning in fiscal 2012, the Compensation Committee established annual LTI grant guidelines for each executive officer, including the Chief Executive Officer, which are based on the individual's position level, are expressed as a percentage of annual salary and range from a minimum, midpoint and maximum value. The annual LTI grant guidelines are reviewed by the Compensation Committee during its annual compensation review in connection with a review of the composite market data. For fiscal 2012, the following table includes the LTI grant guidelines for our named executive officers:

Name	LTI Guideline As % of Base Salary
Chief Executive Officer	600% - 1,000%
President; Subsidiary Presidents	400% - 600%
Executive Vice Presidents	200% - 500%
Senior Vice Presidents	100% - 350%

These long-term incentive guidelines are one factor the Compensation Committee considers when determining the grant value of the annual awards to each executive under the LTI program. The Compensation Committee also considers our target pay position strategy, the recommendation of our Chief Executive Officer (other than for the Chief Executive Officer's LTI award) and a subjective evaluation of the executive's responsibilities, individual performance, current compensation package, value of unvested equity awards and expected future contributions and value to the company.

After a review of these factors, for fiscal 2012, the Compensation Committee determined to grant a long-term incentive award to each executive officer other than Mr. Nickl at approximately the mid-point of the applicable grant range. The Compensation Committee concluded that these award values resulted in target total direct compensation for each executive officer that was within a reasonable range of our target pay positioning strategy and were otherwise appropriate after considering our Chief Executive Officer's recommendation, its own subjective evaluation of the individual's performance during the year, each officer's relative contributions and importance to the continued success of the company. For Mr. Nickl, the Compensation Committee determined to grant a long-term incentive award at the high end of the applicable grant range in light of Mr. Nickl's performance as our Chief Financial Officer and as a result of his target compensation being below our stated pay positioning.

Once the grant value for these executives was determined, other than for Mr. Milligan, the Compensation Committee allocated approximately 40% of the value to stock options (based on the Black-Scholes value of the options), 30% to restricted stock units (based on the closing market price of our common stock), and 30% to a long-term performance cash award (based on the target value of the award). The Compensation Committee believes that this allocation of our annual LTI awards among these three vehicles strikes an appropriate balance between our compensation objectives of reinforcing the linkage between the interests of stockholders and our executives, retaining our executives and motivating our executives to improve the operating performance and profitability of our company, as explained in more detail below under the heading "LTI Award Vehicles." For Mr. Milligan, who joined us on March 8, 2012, his annual LTI awards were granted at the end of March 2012, and the Compensation Committee determined to allocate his award value equally between stock options and restricted stock units.

LTI Award Vehicles. As explained above, under our fiscal 2012 LTI program, a combination of stock options, restricted stock units and/or long-term performance cash awards was granted to our executive officers. This section analyzes the rationale for selecting these LTI award vehicles and the goals and objectives these awards help us achieve.

Stock options are generally the largest component of our LTI program. We believe that stock options, which provide a reward to the executive only if the market price of the underlying shares increases over time, are inherently performance-based and serve as an effective means to achieve our compensation objective of motivating our executives to contribute to the long-term growth and profitability of our company and thereby create value for our stockholders, employees, customers, suppliers and communities in which we operate. Stock options also function as a retention incentive for our executives as they generally vest and become exercisable in periodic installments over a four-year period, contingent upon the executive's continued employment.

A portion of our long-term incentive compensation is generally allocated to restricted stock unit awards. Restricted stock units represent the right to receive an equivalent number of shares of our common stock at the time the restricted stock units vest without the payment of an exercise price or other consideration. Although a restricted stock unit award has some value regardless of stock price volatility, the value of restricted stock units fluctuates as the value of our common stock increases or decreases thereby helping to achieve our compensation objective of aligning our executives' interests with those of our stockholders, employees, customers, suppliers and communities in which we operate. Restricted stock unit awards also assist us with retention in that they generally vest and become payable upon the third anniversary of grant, contingent upon the executive's continued employment through that date. We also believe that allocating some portion of our long-term incentives to restricted stock unit awards is appropriate and beneficial to stockholders because we can grant more grant date value per share with a restricted stock unit award than a stock option and thereby minimize the dilutive effect of such equity awards on stockholders.

Long-term performance cash awards represent the right to receive a payment of cash at the end of a fixed performance period (generally two fiscal years) depending upon our achievement of one or more operating and/or financial performance goals established by the Compensation Committee. The purpose of the performance cash awards is to focus executives on the achievement of key financial operating objectives over a multi-year period. The long-term cash awards granted early in fiscal 2012 cover fiscal years 2012 and 2013 and become payable at between 0% and 300% of the target award value based on the achievement of selected revenue and operating income targets for the cumulative two-year period, which the Compensation Committee believes helps us achieve our objective to drive the overall performance and profitability of our company. The Compensation Committee retains the authority to reduce (but not increase) the amounts payable under the awards in its discretion based on its subjective evaluation of such factors as it considers appropriate. The performance goals are subject to automatic adjustment at the end of the performance period in the same proportion by which the total available market (TAM) for hard drives during the performance period (as determined by published industry sources selected in advance) exceeds or falls short of the TAM for hard drives forecasted by the Board of Directors at the time the goals were established. (For example, if the TAM for fiscal years 2012 and 2013 exceeds the Board's forecasted TAM for that period by 10%, then the revenue and operating income targets for these awards correspondingly will be increased by 10%.) The Compensation Committee added the TAM adjustment factor to help ensure that achievement of the goals is not affected by swings in the available market for hard drives and that the awards reflect how successful the company is in achieving its operating objectives relative to the market opportunity available to the company. In addition, the Compensation Committee established certain minimum revenue and operating income goals that must be met, regardless of the TAM adjustment factor, before any amounts are payable under the awards. The Compensation Committee believed that, at the time they were established, the revenue and operating income targets corresponding to a 100% payout were challenging yet achievable based on expectations regarding market opportunities and contributions by our executives, and that the maximum revenue and operating income targets would be achievable only with extraordinary efforts and extraordinary company results. The average payout percentage for the last three long-term cash award cycles is 155%.

More information concerning the fiscal 2012 annual LTI grants to executive officers, including the threshold, target and maximum amounts payable under the long-term cash awards, is included in the "Fiscal 2012 Grants of Plan-Based Awards Table" below and the related narrative.

Performance Stock Unit Awards. As indicated above, the employment agreements we entered into with Messrs. Coyne, Milligan and Leyden in connection with the HGST acquisition provide for the grant of a performance stock unit award. The performance stock unit awards were granted to Messrs. Coyne, Milligan and Leyden in May 2012. Each performance stock unit award represents a contractual right to receive a target number of shares of our common stock based on achievement of certain performance milestones to be established by the Compensation Committee relating to our acquisition of HGST. Subject to the executive's continued employment, 50% of the target number of shares are eligible to become earned and payable based on milestones to be established by the Compensation Committee for fiscal 2013, and 50% of the target number of shares are eligible to become earned and payable based on milestones to be established by the Compensation Committee for fiscal 2014. The actual number of shares of our common stock that may become earned and payable for each such fiscal year will range from 0% to 200% of the target number of shares based on the level of achievement of the milestones. The award for Mr. Coyne has a target grant date value of approximately $3.9 million, and the awards for Messrs. Milligan and Leyden each have a target grant date value of approximately $1.9 million. The Compensation Committee determined that these awards and the particular grant levels were advisable in order to drive specific performance related to the operation of the business following the HGST acquisition.

Special LTI Awards. In addition to the annual long-term incentive compensation awards described above, in May 2012, the Compensation Committee approved a special long-term incentive grant to Messrs. Nickl and Murphy. The grant was intended to recognize the exceptional performance of these executives during the acquisition of HGST and to retain and motivate such executives to continue to perform at a high level following the acquisition. The Compensation Committee determined in its judgment the size of the special grant based on the level it believed would provide the appropriate retention incentive for these executives. The grant date value of the awards was split equally between stock options and restricted stock units for each executive.

Fiscal 2012 LTI Grant Payouts. Under our fiscal 2011 LTI program, the Compensation Committee granted a long-term cash award to each named executive officer with a performance period covering fiscal 2011 and fiscal 2012. The Compensation Committee selected two-year cumulative revenue and operating income, each weighted equally, as the performance goals for these long-term performance cash awards. The Compensation Committee established the goals at levels that it believed would incent management to increase revenue and operating income through acquisitions and, therefore, the goals were not modified to reflect the increased revenue and operating income accretive from the HGST acquisition. Revenue and operating income are calculated based on generally accepted accounting principles and are subject to the TAM adjustment factor described above.

The following table reflects the cumulative two-year revenue and operating income targets applicable to the long-term cash awards earned in fiscal 2012 (after application of the TAM adjustment factor, which resulted in the performance targets being adjusted downward by 7.1% from the original levels established by the Compensation Committee), the actual performance of the company over the performance period and the resulting payout percentage of the award.

Performance Metric	Target Goal (100% Payout)	Actual Performance	Resulting Payout Percentage	Weight	Total Payout Percentage
Revenue	$19.7 billion	$22.0 billion	156%	50%	78%
Operating Income	$1.73 billion	$2.55 billion	300%	50%	150%
				Total	228%

Please see the section entitled "Long-Term Performance Cash Awards" on page 50 for a table that reflects the amounts earned by executive officers under long-term performance cash awards in fiscal 2012 based on the performance described in the table above.

Analysis of Direct Compensation Allocation

As noted above, we do not use a specific formula for allocating total direct compensation between variable and fixed compensation or between annual and long-term compensation. However, our philosophy is that a substantial majority of our named executive officers' compensation should be variable (with the percentage of the executive's compensation that is at risk increasing as the executive's responsibility increases), and that a substantial majority of variable compensation should be long-term compensation. We believe that this philosophy assists us in achieving our compensation objectives of motivating executives to improve our overall performance over the long term, encouraging accountability and better linking the interests of our stockholders with those of our executives.

The pie charts below illustrate how total direct compensation for our Chief Executive Officer and our other named executive officers for fiscal 2012 (excluding Mr. Milligan due to his partial employment for the year) was allocated between performance-based and fixed components and between annual and long-term components:


CEO
Fixed v. Perf-Based Comp
Fixed
8%
Perf-
Based
92%
CEO
Annual v. Long-Term
Comp
Annual
25%
Long
Term
75%
Other Exec Officer
Fixed v. Perf-Based Comp
Fixed
13%
Perf-
Based
87%
Other Exec Officer
Annual v. Long-Term
Comp
Annual
31%
Long
Term
69%

For purposes of the pie charts above, total compensation includes the sum of fiscal 2012 base salary, semi-annual bonuses under our ICP for fiscal 2012, the target value for the long-term cash award granted in fiscal 2012 and the grant-date fair value under ASC 718 (formerly FAS 123(R)) of equity incentives granted in fiscal 2012. Total compensation excludes immaterial amounts of compensation such as perquisites and indirect compensation such as Deferred Compensation Plan earnings and eligibility for post-termination benefits. Performance-based compensation includes all direct compensation other than base salary.

Other Features of our Executive Compensation Program

In addition to direct compensation, we also provide executives with relatively minimal perquisites and certain other benefits, including participation in certain post-employment compensation arrangements, which are described in more detail below.

Perquisites

We provide our executive officers with minimal perquisites, consisting principally of a $5,000 annual allowance for financial planning services. In addition, executives are entitled to various other benefits that are available to all employees generally, including health and welfare benefits, paid holidays and other time off and participation in our 2005 Employee Stock Purchase Plan, a stockholder-approved, tax-qualified plan that allows employees to purchase a limited number of shares of our common stock at a discount.

Post-Employment Compensation

Retirement Benefits. We provide retirement benefits to our executive officers and other eligible employees under the terms of our tax-qualified 401(k) plan. Eligible employees may contribute up to 30% of their annual cash compensation up to a maximum amount allowed by the Internal Revenue Code and are also eligible for matching contributions. These matching contributions vest over a five-year service period. Our executive officers participate in the 401(k) plan on substantially the same terms as our other participating employees. The 401(k) plan and our matching contributions are designed to assist us in achieving our compensation objectives of attracting and retaining talented individuals and ensuring that our compensation programs are competitive and equitable. We do not maintain any defined benefit or supplemental retirement plans for our executive officers.

Deferred Compensation Opportunities. Our executives and certain other key employees who are subject to U.S. federal income taxes are eligible to participate in our Deferred Compensation Plan. Participants in the Deferred Compensation Plan can elect to defer certain compensation without regard to the tax code limitations applicable to tax-qualified plans. We did not make any company matching or discretionary contributions to the plan on behalf of participants in fiscal 2012. The Deferred Compensation Plan is intended to promote retention by providing employees with an opportunity to save for retirement in a tax-efficient manner. Please see the "Fiscal 2012 Non-Qualified Deferred Compensation Table" and related narrative section, "Non-Qualified Deferred Compensation Plan," on page 55 below for a more detailed description of our Deferred Compensation Plan and the deferred compensation amounts that our executives have accumulated under the plan.

Severance and Change in Control Benefits. Our executive officers are eligible to receive certain severance and change in control benefits under various severance plans or agreements with us.

Our philosophy is that, outside of a change in control context, severance protections are only appropriate in the event an executive is involuntarily terminated by us without "cause." In such circumstances, we provide severance benefits to our executive officers under our Executive Severance Plan. Severance benefits in these circumstances generally consist of two years' base salary, a pro-rata bonus for the bonus cycle in which the termination occurs (assuming 100% achievement of performance targets), six months' accelerated vesting of equity awards and certain continued health and welfare benefits.

We believe that the occurrence or potential occurrence of a change of control transaction will create uncertainty regarding the continued employment of our executive officers. This uncertainty results from the fact that many change of control transactions result in significant organizational changes, particularly at the senior executive level. In order to encourage executive officers to remain employed with us during an important time when their prospects for continued employment following the transaction are often uncertain, we provide our executive officers with additional severance protections under our Change of Control Severance Plan. We also provide severance protections under the plan to help ensure that executive officers can objectively evaluate change in control transactions that may be in the best interests of stockholders despite the potential negative consequences such transactions may have on them personally. Under the Change of Control Severance Plan, all of our executives are eligible to receive severance benefits if the executive is terminated by us without "cause" as well as if the executive voluntarily terminates his employment for "good reason" within one year after a "change in control" or prior to and in connection with, or in anticipation of, a change of control transaction. In the context of a change of control, we believe that severance is appropriate if an executive voluntarily terminates employment with us for a "good reason" because in these circumstances we believe that a voluntary termination for good reason is essentially equivalent to an involuntary termination by us without cause. Good reason generally includes certain materially adverse changes in responsibilities, compensation, benefits or location of work place. In such circumstances, we provide severance benefits to our named executive officers under our

Change of Control Severance Plan generally consisting of an amount equal to two times the executive's annual base salary and target bonus, accelerated vesting of certain equity awards and certain continued health and welfare benefits.

We believe that the severance benefits provided to our executive officers under the Executive Severance Plan and the Change of Control Severance Plan are appropriate in light of severance protections available to executives at our peer group companies and are an important component of each executive's overall compensation as they help us to attract and retain our key executives who could have other job alternatives that may appear to them to be more attractive absent these protections. Our severance arrangements do not include tax gross-up provisions.

Under our standard terms and conditions for stock options, restricted stock and restricted stock unit awards granted to our executive officers prior to September 2011, such awards generally will immediately vest upon the occurrence of a change in control event as defined in our 2004 Performance Incentive Plan. In addition, the standard terms and conditions of long-term performance cash awards granted to our executive officers prior to September 2011 provide that the long-term performance cash award will become immediately payable at its target level in the event of a change in control event. However, we generally do not believe that severance benefits should be paid unless there is an actual or, in the context of a change of control, constructive termination of an executive's employment without cause. As such, in September 2011, the Compensation Committee approved new forms of award agreement under the 2004 Performance Incentive Plan applicable to executive officers that provide, in general and in relevant part, for accelerated vesting of the awards only if there is both (1) a change in control event, and (2) the awards are to be terminated in connection with the change in control event or, within one year after the change in control event, the officer's employment is terminated by the company without cause or by the officer for good reason.

Please see the "Potential Payments Upon Termination or Change in Control" section beginning on page 56 below for a description and quantification of the potential payments that may be made to the executive officers in connection with their termination of employment or a change in control.

Other Executive Compensation Program Policies

Employment Agreements

The Compensation Committee does not have an established policy for entering into employment agreements with executive officers. Generally, absent other factors, the Compensation Committee's intent is to retain the flexibility to review and adjust compensation to our executive officers on at least an annual basis. In certain circumstances, however, we have entered into employment agreements with our executive officers where we determined that the retention of the executive during the term of the agreement was critical to our future success. In these cases, we may agree to fix some or all of the executive's compensation for the term of the agreement.

On March 7, 2011, in connection with our entry into an agreement to acquire HGST from Hitachi, Ltd., we entered into a new employment agreement with Mr. Coyne, which has a term ending on March 8, 2017, the fifth anniversary of the closing of the transaction. We also entered into a five-year employment agreement with each of Mr. Milligan (previously HGST's president and chief executive officer, who joined us as our President) and Mr. Leyden (who served as our Chief Operating Officer until July 25, 2012 when he was appointed President of our WD Subsidiary) that became effective upon the closing of the transaction. These employment agreements do not provide any guaranteed bonuses or long-term incentive compensation, other than the grant of a two-year performance stock unit award granted in May 2012, as explained in more detail above. The agreements do not contain any severance protection, although these executives participate in our severance plans applicable to all executive officers, and they do not include any tax gross-up provisions. The Compensation Committee determined that these employment agreements were appropriate and advisable in order to help maintain a consistent executive leadership team following the acquisition.

Please see the section entitled "Subsequent Events" on page 43 below for a description of the amended and restated employment agreement we entered into with Mr. Milligan on September 10, 2012.

Compensation Recovery Policy

Our Board of Directors adopted by resolution a compensation recovery policy whereby in the event of a restatement of the company's audited financial statements involving misconduct by an executive officer, a committee of the Board of Directors will consider whether such officer engaged in intentional financial accounting misconduct such that the officer should disgorge any net option exercise profits or cash bonuses attributable to such misconduct.

Equity Grant and Ownership Guidelines and Policies

Equity Award Grant Policy. We recognize that the granting of equity awards presents specific accounting, tax and legal issues. In accordance with the equity award grant policy adopted by our Board of Directors, all equity awards to our executives and other employees will be approved and granted only by the Compensation Committee at telephonic or in-person meetings that are scheduled in advance and that occur outside of our established blackout periods. The authority to grant equity awards will not be delegated to any other committee, subcommittee or individual and will not occur by unanimous written consent. It is also our intent that all stock option grants will have an exercise price per share equal to the closing market price of a share of our common stock on the grant date.

Executive Stock Ownership Guidelines. To help achieve our compensation objective of linking the interests of our stockholders with those of our executive officers, we have established executive stock ownership guidelines covering our senior executives, including our named executive officers. The guidelines provide that each executive achieve ownership of a number of "qualifying shares" with a market value equal to the specified multiple of the executive's base salary (in effect upon the later of February 6, 2008 or the date he or she first becomes subject to the guidelines) shown below.

Position	Multiple
CEO	5 x Salary
President/Subsidiary Presidents	3 x Salary
Executive Vice Presidents	2 x Salary
Senior Vice Presidents	1 x Salary

Each executive must achieve ownership of the required market value of shares before February 6, 2013 (or, if later, within three years of becoming subject to the guidelines). Thereafter, the executive must maintain ownership of at least the number of shares that were necessary to meet the executive's required market value of ownership on the date the requirement was first achieved (subject to certain adjustments in the event of a change in base salary or position). Ownership that counts toward the guidelines includes common stock, restricted stock units, restricted stock, deferred stock units and common stock beneficially owned by the executive by virtue of being held in a trust, by a spouse or by the executive's minor children. Shares the executive has a right to acquire through the exercise of stock options (whether or not vested) are not counted towards the stock ownership requirement. All of our current executive officers subject to the guidelines have met their required ownership level as of the date of this Proxy Statement.

IRC Section 162(m) Policy

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to a company's chief executive officer and certain other highly compensated executive officers unless certain tests are met. It is our current intention that, so long as it is consistent with our overall compensation objectives and philosophy, executive compensation will be structured so as to be deductible for federal income tax purposes to the extent reasonably possible. Our 2004 Performance Incentive Plan has been structured so that any taxable compensation derived pursuant to the exercise of stock options approved by the Compensation Committee and granted under that plan should not be subject to the Section 162(m) deductibility limitations. In addition, in most cases, the long-term performance cash awards to our executive officers are intended to be exempt from the Section 162(m) deductibility limitations. Base salaries, bonuses under the ICP, cash retention awards, restricted stock or stock unit awards with time-based vesting, and the performance stock unit awards granted in May 2012 do not, however, satisfy all the requirements of

Section 162(m) and, accordingly, are not exempt from the Section 162(m) deductibility limitations. Nevertheless, the Compensation Committee has determined that these plans and policies are in our best interests and the best interests of our stockholders since the plans and policies help us to achieve our compensation objectives. The Compensation Committee will, however, continue to consider, among other relevant factors, the deductibility of compensation when it reviews our compensation plans and policies.

Subsequent Events

On August 7, 2012, Mr. Nickl was promoted from the position of Senior Vice President and Chief Financial Officer to the position of Executive Vice President and Chief Financial Officer. In conjunction with this promotion, the Compensation Committee approved an increase in Mr. Nickl's annual base salary to $450,000, and an increase in his target annual bonus opportunity under the ICP to 85% of his base salary.

On September 10, 2012, we announced that Mr. Coyne has decided to retire from the company on January 2, 2013. Mr. Milligan will succeed Mr. Coyne as our President and Chief Executive Officer upon Mr. Coyne's retirement. In connection with Mr. Milligan's appointment, we entered into an amended and restated employment agreement with Mr. Milligan. Under Mr. Milligan's new employment agreement, Mr. Milligan is entitled to an annual base salary of $1 million effective January 2, 2013, and he will have an annual target bonus under the ICP equal to 150% of his base salary effective with the performance period under the ICP covering the second half of fiscal 2013. Mr. Milligan's new employment agreement also provides that he will be granted an additional performance-based stock unit award at the first regularly scheduled meeting of the Compensation Committee after January 2, 2013. The target number of shares subject to the award will be determined by the Compensation Committee at that time so that the target number of shares subject to the award on the grant date will have a value of $2 million. The award will otherwise be on the same terms and conditions as the performance stock unit award previously granted to Mr. Milligan in May 2012.

The following report of our Compensation Committee shall not be deemed soliciting material or to be filed with the Securities and Exchange Commission or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, nor shall any information in this report be incorporated by reference into any past or future filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent that we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act or the Exchange Act.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management, and based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Proxy Statement for our 2012 Annual Meeting of Stockholders and incorporated by reference into our 2012 Annual Report on Form 10-K.

COMPENSATION COMMITTEE

Michael D. Lambert, Chairman
Len J. Lauer
Roger H. Moore
Thomas E. Pardun

August 7, 2012

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

All of the Compensation Committee members whose names appear on the Compensation Committee Report above were members of the Compensation Committee during all of fiscal 2012. All members of the Compensation Committee during fiscal 2012 were independent directors and none of them were our employees or former employees or had any relationship with us requiring disclosure under rules of the Securities Exchange Commission requiring disclosure of certain transactions with related persons. There are no Compensation Committee interlocks between us and other entities in which one of our executive officers served on the compensation committee (or equivalent body) or the board of directors of another entity whose executive officer(s) served on our Compensation Committee or Board of Directors.

EXECUTIVE COMPENSATION TABLES AND NARRATIVES

Fiscal Years 2010 — 2012 Summary Compensation Table

The following table presents information regarding compensation earned for fiscal years 2010, 2011 and 2012 by the individuals who served as our Chief Executive Officer or Chief Financial Officer during fiscal 2012 and our three other most highly compensated executive officers who were serving as executive officers at the end of fiscal 2012. In this Proxy Statement, we refer to these individuals as our named executive officers. Unless otherwise noted, the footnote disclosures apply to fiscal 2012 compensation. For an explanation of the amounts included in the table for fiscal years 2010 or 2011, please see the footnote disclosures in our Proxy Statement for the corresponding fiscal year.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(3)(4)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(6)	Total ($)
John F. Coyne(1)	2012	1,000,000	—	6,304,158	3,102,450	6,772,500	—	41,770	17,220,878
Chief Executive Officer	2011	978,846	—	—	1,676,928	4,308,750	—	43,250	7,007,774
	2010	807,692	—	—	2,567,051	3,645,673	—	5,135	7,025,551
Wolfgang U. Nickl	2012	393,846	—	808,416	901,616	1,026,150	—	21,635	3,151,663
Executive Vice President and Chief Financial Officer	2011	340,746	—	237,597	305,600	559,331	—	19,587	1,462,861
Stephen D. Milligan(1)(2) President	2012	249,615	—	3,929,737	1,900,370	614,384	—	14	6,694,120
Timothy M. Leyden	2012	629,231	—	2,847,924	1,164,090	2,487,150	—	9,838	7,138,233
President, WD Subsidiary	2011	593,269	—	633,628	814,939	1,261,500	—	2,537	3,305,873
	2010	507,692	—	1,422,438	589,154	1,122,275	—	9,188	3,650,747
James J. Murphy	2012	425,000	—	1,172,424	1,281,752	1,604,482	—	6,250	4,489,908
Executive Vice President, WW Sales and Sales Operations	2011	421,635	—	448,816	577,244	698,891	—	3,273	2,149,859

(1) On September 10, 2012, we announced that Mr. Coyne has decided to retire from the company on January 2, 2013. Mr. Milligan will succeed Mr. Coyne as our President and Chief Executive Officer upon Mr. Coyne's retirement.

(2) The table above includes all compensation earned by Mr. Milligan from March 8, 2012, the date of our acquisition of HGST and the commencement of Mr. Milligan's employment with us, through the end of fiscal 2012. No compensation data is provided for any period prior to March 8, 2012 pursuant to applicable Securities and Exchange Commission rules.

(3) The amounts shown reflect the aggregate grant date fair value of stock and option awards granted in the applicable fiscal year computed in accordance with ASC 718 (formerly FAS 123(R)). These amounts were calculated based on the assumptions described in Note 8 in the Notes to Consolidated Financial Statements included in our Form 10-K for the applicable fiscal year, but exclude the impact of estimated forfeitures related to service-based vesting conditions. None of our named executive officers forfeited any stock or option awards during fiscal 2012.

See "Fiscal 2012 Grants of Plan-Based Awards Table" below for information on awards made in fiscal 2012.

(4) Amounts shown for Messrs. Coyne, Milligan and Leyden include the grant date fair value for performance stock unit awards granted on May 16, 2012, as more fully described in the "Grants of Plan-Based Awards Table" below and the narrative that follows that table. Consistent with ASC 718, the grant date fair value was based on target performance and the closing price of our common stock on the grant date. The following amounts represent the grant date value assuming maximum performance under the awards: Mr. Coyne ($7,733,726), Mr. Milligan ($3,866,863) and Mr. Leyden ($3,866,863).

(5) The table below summarizes the non-equity incentive plan compensation earned by our named executive officers in fiscal 2012. These amounts and our Incentive Compensation Plan and long-term cash awards are more fully described in the "Compensation Discussion and Analysis" section above and in the "Description of Compensation Arrangements for Named Executive Officers" section below.

Name	ICP-1st Half FY12	ICP-2nd Half FY12	Long-Term Cash Award(s) Earned in FY12
John F. Coyne	$750,000	$1,462,500	$4,560,000
Wolfgang U. Nickl	$195,000	$ 292,500	$ 538,650
Stephen D. Milligan	—	$ 614,384	—
Timothy M. Leyden	$300,000	$ 750,750	$1,436,400
James J. Murphy	$234,813	$ 352,219	$1,017,450

(6) The table below summarizes all other compensation to each of our named executive officers in fiscal 2012:

Name	Perquisites(a)	401(k) Company Matching Contributions	Payout of Accrued Vacation
John F. Coyne	—	$3,308	$38,462
Wolfgang U. Nickl	—	$6,250	$15,385
Stephen D. Milligan	—	$ 14	—
Timothy M. Leyden	—	$9,838	—
James J. Murphy	—	$6,250	—

(a) In accordance with applicable Securities and Exchange Commission rules, no amount is shown because the aggregate amount of perquisites and other personal benefits paid to each such individual during fiscal 2012 was less than $10,000.

Fiscal 2012 Grants of Plan-Based Awards Table

The following table presents information regarding all grants of plan-based awards made to our named executive officers during our fiscal year ended June 29, 2012.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Award Type(1)	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
John F. Coyne	ICP — 1st Half FY12	7/2/11	375,000	750,000	1,500,000	—	—	—	—	—	—	—
	RSUs	9/15/11	—	—	—	—	—	—	81,081	—	—	2,437,295
	Options	9/15/11	—	—	—	—	—	—	—	255,493	30.06	3,102,450
	LT Cash (FY12-13)(5)	9/15/11	1,200,000	2,400,000	7,200,000	—	—	—	—	—	—	—
	ICP — 2nd Half FY12	12/31/11	375,000	750,000	1,500,000	—	—	—	—	—	—	—
	Perf Shares (FY13-14)(7)	5/16/12	—	—	—	50,050	100,100	200,200	—	—	—	3,866,863
Wolfgang U. Nickl	ICP — 1st Half FY12	7/2/11	75,000	150,000	300,000	—	—	—	—	—	—	—
	RSUs	9/14/11	—	—	—	—	—	—	12,615	—	—	373,404
	Options	9/14/11	—	—	—	—	—	—	—	39,753	29.60	475,332
	LT Cash (FY12-13)(5)	9/15/11	183,750	367,500	1,102,500	—	—	—	—	—	—	—
	ICP — 2nd Half FY12	12/31/11	75,000	150,000	300,000	—	—	—	—	—	—	—
	RSUs	5/16/12	—	—	—	—	—	—	11,261	—	—	435,012
	Options	5/16/12	—	—	—	—	—	—	—	26,776	38.63	426,284
Stephen D. Milligan	ICP — 2nd Half FY12(6)	3/8/12	157,535	315,069	630,138	—	—	—	—	—	—	—
	RSUs	3/19/12	—	—	—	—	—	—	52,273	—	—	1,996,306
	Options	3/19/12	—	—	—	—	—	—	—	123,401	38.19	1,900,370
	Perf Shares (FY13-14)(7)	5/16/12	—	—	—	25,025	50,050	100,100	—	—	—	1,933,432
Timothy M. Leyden	ICP — 1st Half FY12	7/2/11	150,000	300,000	600,000	—	—	—	—	—	—	—
	RSUs	9/14/11	—	—	—	—	—	—	30,895	—	—	914,492
	Options	9/14/11	—	—	—	—	—	—	—	97,355	29.60	1,164,090
	LT Cash (FY12-13)(5)	9/15/11	450,000	900,000	2,700,000	—	—	—	—	—	—	—
	ICP — 2nd Half FY12	12/31/11	192,500	385,000	770,000	—	—	—	—	—	—	—
	Perf Shares (FY13-14)(7)	5/16/12	—	—	—	25,025	50,050	100,100	—	—	—	1,933,432
James J. Murphy	ICP — 1st Half FY12	7/2/11	90,313	180,625	361,250	—	—	—	—	—	—	—
	RSUs	9/14/11	—	—	—	—	—	—	15,319	—	—	453,442
	Options	9/14/11	—	—	—	—	—	—	—	48,272	29.60	577,195
	LT Cash (FY12-13)(5)	9/15/11	223,125	446,250	1,338,750	—	—	—	—	—	—	—
	ICP — 2nd Half FY12	12/31/11	90,313	180,625	361,250	—	—	—	—	—	—	—
	RSUs	5/16/12	—	—	—	—	—	—	18,612	—	—	718,982
	Options	5/16/12	—	—	—	—	—	—	—	44,255	38.63	704,557

(1) To help explain this table and the awards granted to our named executive officers in fiscal 2012, we have included an additional column showing the type of award granted.

(2) Represents restricted stock units awarded to the named executive officer under our 2004 Performance Incentive Plan. See "Description of Compensation for Named Executive Officers — Equity-Based Awards" below for more information about these awards.

(3) Represents stock options awarded to the named executive officer under our 2004 Performance Incentive Plan. See "Description of Compensation for Named Executive Officers — Equity-Based Awards" below for more information about these awards.

(4) The dollar value of the awards shown represents the grant date fair value of the award computed in accordance with ASC 718 (formerly FAS 123(R)). See Note 8 in the Notes to Consolidated Financial Statements included in our 2012 Annual Report on Form 10-K for more information about the assumptions used to determine these amounts.

(5) Represents a long-term performance cash award granted to the named executive officer under our 2004 Performance Incentive Plan for the performance period covering fiscal years 2012 and 2013. The award will be payable in cash at the end of the performance period based on our achievement of specified operating income and revenue goals that correspond to specific payment percentages ranging between 0% and 300% of the target award value.

(6) Mr. Milligan's Incentive Compensation Plan was pro-rated based on the period of time he was employed by us during the second half of fiscal 2012.

(7) Represents a performance stock unit award granted to the named executive officer under our 2004 Performance Incentive Plan, with 50% of the units subject to performance metrics to be established by the Compensation Committee for each of fiscal years 2013 and 2014. The award will be payable in shares of our common stock at the end of each performance period based on our achievement of the specified goals that correspond to specific payment percentages ranging between 0% and 200% of the target number of units subject to the award.

Description of Compensation Arrangements for Named Executive Officers

Overview

The "Fiscal Years 2010 — 2012 Summary Compensation Table" above quantifies the value of the different forms of compensation earned by our named executive officers in fiscal years 2010, 2011 and 2012, and the "Fiscal 2012 Grants of Plan-Based Awards Table" table above provides information regarding the equity incentive awards and non-equity incentive awards granted to our named executive officers in fiscal 2012. These tables should be read in conjunction with the narrative descriptions and additional tables that follow.

On March 7, 2011, in connection with our entry into an agreement to acquire HGST, we entered into an employment agreement with each of Messrs. Coyne, Milligan and Leyden. As discussed below, we entered into an amended and restated employment agreement with Mr. Milligan on September 10, 2012. We do not have an employment agreement currently in effect with any of the other named executive officers.

Employment Agreement with Mr. Coyne

On March 7, 2011, in connection with our entry into an agreement to acquire HGST from Hitachi, Ltd., we entered into a new employment agreement with Mr. Coyne, which has a term ending on March 8, 2017, the fifth anniversary of the closing of the transaction. Mr. Coyne's employment agreement provides for a minimum annual base salary of $1 million and a minimum annual target bonus opportunity under the Incentive Compensation Plan of 150% of base salary. Mr. Coyne's base salary and target bonus opportunity may be increased by the Compensation Committee in its sole discretion. The agreement does not provide any fixed or guaranteed long-term incentive compensation, other than to provide for the grant of a performance stock unit award granted in May 2012 and summarized in more detail below. The award has a target grant date value of approximately $3.9 million and will vest based on performance milestones to be established by the Compensation Committee for fiscal 2013 and fiscal 2014. The agreement also does not contain any severance protection, although Mr. Coyne continues to participate in our severance plans applicable to all executive officers, as described below under "Potential Payments upon Termination or Change in Control."

Employment Agreement with Mr. Milligan

On March 7, 2011, in connection with our entry into an agreement to acquire HGST from Hitachi, Ltd., we entered into an employment agreement with Mr. Milligan, HGST's president and chief executive officer, providing for Mr. Milligan's employment as our president upon consummation of the acquisition, which occurred on March 8, 2012. The agreement contains a five-year term and sets Mr. Milligan's initial base salary at $800,000 per year, and his initial annual target bonus opportunity under the Incentive Compensation Plan of 125% of base salary. Mr. Milligan's base salary and target bonus opportunity may be increased by the Compensation Committee in its sole discretion. The agreement does not provide any fixed or guaranteed compensation long-term incentive compensation, other than to provide for the grant of a performance stock unit award granted in May 2012 and summarized in more detail below. The award has a target grant date value of approximately $1.9 million and will vest based on performance milestones to be established by the Compensation Committee for fiscal 2013 and fiscal 2014. The agreement also does not contain any severance protection, although Mr. Milligan participates in our severance plans applicable to all executive officers, as described below under "Potential Payments upon Termination or Change in Control."

As indicated above, on September 10, 2012, we announced that Mr. Coyne has decided to retire from the company on January 2, 2013. Mr. Milligan will succeed Mr. Coyne as our President and Chief Executive Officer upon Mr. Coyne's retirement. In connection with Mr. Milligan's appointment, we entered into an amended and restated employment agreement with Mr. Milligan. Under Mr. Milligan's new employment agreement, Mr. Milligan is entitled to an annual base salary of $1 million effective January 2, 2013, and he will have an annual target bonus under the ICP equal to 150% of his base salary effective with the performance period under the ICP covering the second half of fiscal 2013. Mr. Milligan's new employment agreement also provides that he will be granted an additional performance-based stock unit award at the first regularly scheduled meeting of the Compensation Committee after January 2, 2013. The target number of shares subject to the award will be determined by the Compensation Committee at that time so that the target number of shares subject to the award on the grant date will have a value of $2 million. The award will otherwise be on the same terms and conditions as the performance stock unit award previously granted to Mr. Milligan in May 2012. The other terms and conditions of Mr. Milligan's May 2011 employment agreement remain substantially unchanged.

Employment Agreement with Mr. Leyden

On March 7, 2011, in connection with our entry into an agreement to acquire HGST from Hitachi, Ltd., we entered into an employment agreement with Mr. Leyden, which became effective upon the closing of the transaction on March 8, 2012. The agreement contains a five-year term and provides for a minimum annual base salary of $700,000 and a minimum annual target bonus opportunity under the Incentive Compensation Plan of 110% of base salary. Mr. Leyden's base salary and target bonus opportunity may be increased by the Compensation Committee in its sole discretion. The agreement does not provide any fixed or guaranteed compensation long-term incentive compensation, other than to provide for the grant of a performance stock unit award granted in May 2012 and summarized in more detail below. The award has a target grant date value of approximately $1.9 million and will vest based on performance milestones to be established by the Compensation Committee for fiscal 2013 and fiscal 2014. The agreement also does not contain any severance protection, although Mr. Leyden continues to participate in our severance plans applicable to all executive officers, as described below under "Potential Payments upon Termination or Change in Control."

Non-Equity Incentive Plan Compensation and Awards

Incentive Compensation Plan. Under our Incentive Compensation Plan, or ICP, our executive officers and other participating employees are eligible to receive cash bonus awards on a semi-annual basis. The amount of the bonuses payable under our ICP are determined based on our achievement of operating and/or financial performance goals established by the Compensation Committee semi-annually as well as other discretionary factors, including non-financial and strategic operating objectives, business and industry conditions and individual and business group performance.

The executive is generally required to remain employed with us through the date on which the Compensation Committee determines, and we pay, the bonus amounts for the applicable semi-annual period to be eligible to receive payment of the bonus for that period. See the "Compensation Discussion and Analysis" beginning on page 26 above for a more detailed description of our Incentive Compensation Plan.

The following table reflects each executive's target and actual semi-annual bonus opportunity under the ICP for fiscal 2012:

	First Half of Fiscal 2012			Second Half of Fiscal 2012			
Name	Target Semi-Annual ICP Bonus(a)	Funding %	ICP Bonus Amount	Target Semi-Annual ICP Bonus(a)	Funding %	ICP Bonus Amount	Total Fiscal 2012 Bonus(b)
John F. Coyne	$750,000	100%	$750,000	$750,000	195%	$1,462,500	$2,212,500
Wolfgang U. Nickl	$150,000	130%	$195,000	$150,000	195%	$ 292,500	$ 487,500
Stephen D. Milligan	—	—	—	$315,069(c)	195%	$ 614,384	$ 614,384
Timothy M. Leyden	$300,000	100%	$300,000	$385,000	195%	$ 750,750	$1,050,750
James J. Murphy	$180,625	130%	$234,813	$180,625	195%	$ 352,219	$ 587,032

(a) As explained in more detail in the "Compensation Discussion and Analysis," the target semi-annual ICP bonus is based on the actual base salary earned by the executive over the semi-annual period, multiplied by the individual's target bonus percentage.

(b) These amounts are included in the "Non-Equity Incentive Plan Compensation" column of the "Fiscal Years 2010 — 2012 Summary Compensation Table" above.

(c) Amount shown reflects a pro-rata portion of the target Incentive Compensation Plan bonus for Mr. Milligan based on the period of time he was employed by us during the second half of fiscal 2012.

Long-Term Performance Cash Awards. The long-term performance cash awards reported in the "Fiscal 2012 Grants of Plan-Based Awards Table" were granted under, and are subject to, the terms of our 2004 Performance Incentive Plan. Each long-term performance cash award is valued at a target amount as determined by the Compensation Committee and will be payable in cash at the end of a fixed performance period in an amount ranging between 0% and 300% of the target amount depending upon the level of our achievement against one or more operating and/or financial performance goals established by the Compensation Committee. For a description of the accelerated vesting conditions of the long-term performance cash awards in the event of certain termination or change in control events, see "Potential Payments upon Termination or Change in Control" below.

In addition, during fiscal 2012, each of our named executive officers other than Mr. Milligan received payments under long-term performance cash awards previously awarded to them by the Compensation Committee, as more fully described above in the "Compensation Discussion and Analysis." In light of our actual revenue and operating income results versus the applicable targets described in the "Compensation Discussion and Analysis" section above, the following amounts were paid to named executive officers under these long-term cash awards.

Name	Target Long-Term Cash Award	Original Performance Period	Payout Percentage (% of Target)	Amount Earned Under Long-Term Cash Award(a)
John F. Coyne	$2,000,000	FY 11 and 12	228%	$4,560,000
Wolfgang U. Nickl	$ 236,250	FY 11 and 12	228%	$ 538,650
Stephen D. Milligan	—	—	—	—
Timothy M. Leyden	$ 630,000	FY 11 and 12	228%	$1,436,400
James J. Murphy	$ 446,250	FY 11 and 12	228%	$1,017,450

(a) These amounts, along with the ICP bonuses earned by the executives for fiscal 2012 as described above, are included in the "Non-Equity Incentive Plan Compensation" column of the "Fiscal Years 2010 — 2012 Summary Compensation Table" above.

Equity-Based Awards

Each stock option, restricted stock unit and performance stock unit award reported in the "Fiscal 2012 Grants of Plan-Based Awards Table" was granted by the Compensation Committee under, and is subject to, the terms of our 2004 Performance Incentive Plan. The Board of Directors has delegated general administrative authority for the 2004 Performance Incentive Plan to the Compensation Committee. The Compensation Committee has broad authority under the 2004 Performance Incentive Plan with respect to awarding grants, including the authority to select participants and determine the type of award they are to receive, to determine the number of shares that are to be subject to awards and the terms and conditions of awards, to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards, to make certain adjustments to an outstanding award and to authorize the conversion, succession or substitution of an award upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and to make provision for the payment of the purchase price of an award (if any) and ensure that any tax withholding obligations incurred in respect of awards are satisfied.

Stock Options. Each stock option reported in the "Fiscal 2012 Grants of Plan-Based Awards Table" has a per-share exercise price equal to the closing market price of a share of our common stock on the grant date as reported on the composite tape for securities listed on the NASDAQ Stock Market. In addition, each stock option granted to our named executive officers in fiscal 2012 vests 25% on the first anniversary of its grant date and 6.25% at the end of each three-month period thereafter until the stock option is fully vested on the fourth anniversary of its grant.

Once vested, each stock option will generally remain exercisable until its normal expiration date. Stock options granted during fiscal 2012 expire on the seventh anniversary of their grant date. Outstanding options, however, may terminate earlier in connection with the termination of the named executive officer's employment with us. In the event an executive's employment terminates, stock options granted to the executive will generally remain exercisable until the earlier to occur of three months following the executive's severance date or the expiration date of the stock options, except that all outstanding stock options held by an executive will terminate immediately in the event the executive's employment is terminated for cause. Subject to the earlier expiration of the stock options, stock options granted to the named executive officer will remain exercisable for a longer period upon the occurrence of specified events, as follows: one year in the event the executive ceases to be an employee due to his total disability; three years in the event of the executive's death; and three years after the executive meets the criteria of a "qualified retiree" by satisfying certain minimum service-period requirements.

Restricted Stock Units. Each restricted stock unit award granted to our named executive officers in fiscal 2012 represents a contractual right to receive one share of our common stock per restricted stock unit on the vesting date(s) of the restricted stock units. The vesting dates of the restricted stock unit awards reported in the "Fiscal 2012 Grants of Plan-Based Awards Table" are disclosed in the "Outstanding Equity Awards at Fiscal 2012 Year-End Table" table below. Restricted stock units are credited to a bookkeeping account that we have established on behalf of each named executive officer.

Our named executive officers are not entitled to voting rights with respect to their restricted stock units. However, if we pay an ordinary cash dividend on our outstanding shares of common stock, the named executive officer will have the right to receive a dividend equivalent with respect to any unpaid restricted stock unit (whether vested or not) held as of the record date for the dividend payment. A dividend equivalent is a credit to the named executive officer's bookkeeping account of an additional number of restricted stock units equal to (i) the per-share cash dividend, multiplied by (ii) the number of restricted stock units held by the named executive officer as of the record date of the dividend payment, divided by (iii) the per-share closing market price of our common stock on the date the dividend is paid. Dividend equivalents will be subject to the same vesting, payment and other terms and conditions as the original stock units to which they relate (except that dividend equivalents may be paid in cash based on the closing market price of a share of our common stock on the date of payment).

Additional information regarding the vesting acceleration provisions applicable to equity awards granted to our named executive officers is included below under the heading "Potential Payments upon Termination or Change in Control."

Performance Stock Units. Each performance stock unit award granted to Messrs. Coyne, Milligan and Leyden in fiscal 2012 represents a contractual right to receive a target number of shares of our common stock based on achievement of certain performance milestones to be established by the Compensation Committee relating to our acquisition of HGST. Subject to the executive's continued employment, 50% of the target number of shares are eligible to become earned and payable based on milestones to be established by the Compensation Committee for fiscal 2013, and 50% of the target number of shares are eligible to become earned and payable based on milestones to be established by the Compensation Committee for fiscal 2014. The actual number of shares of our common stock that may become earned and payable for each such fiscal year will range from 0% to 200% of the target number of shares based on the level of achievement of the milestones. The target number of performance stock units subject to the award are credited to a bookkeeping account that we have established on behalf of each executive officer.

Our named executive officers are not entitled to voting rights with respect to their performance stock units. However, if we pay an ordinary cash dividend on our outstanding shares of common stock, the named executive officer will have the right to receive a dividend equivalent with respect to any unpaid performance stock units (whether vested or not) held as of the record date for the dividend payment. A dividend equivalent is a credit to the named executive officer's bookkeeping account of an additional number of performance stock units equal to (i) the per-share cash dividend, multiplied by (ii) the number of performance stock units held by the named executive officer as of the record date of the dividend payment, divided by (iii) the per-share closing market price of our common stock on the date the dividend is paid. Dividend equivalents will be subject to the same vesting, payment and other terms and conditions as the original performance stock units to which they relate (except that dividend equivalents may be paid in cash based on the closing market price of a share of our common stock on the date of payment).

Additional information regarding the vesting acceleration provisions applicable to equity awards granted to our named executive officers is included below under the heading "Potential Payments upon Termination or Change in Control."

Outstanding Equity Awards at Fiscal 2012 Year-End Table

The following table presents information regarding the current holdings of stock options and stock awards held by each of our named executive officers as of June 29, 2012. This table includes vested but unexercised stock option awards, unvested and unexercisable stock option awards, and unvested awards of restricted stock units.

		Option Awards				Stock Awards			
Name	**Grant Date(1)**	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)(2)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)**
John F. Coyne	9/23/2002	14,062	—	$ 3.85	9/23/2012	—	—	—	—
	10/24/2003	21,875	—	$12.84	10/24/2013	—	—	—	—
	11/9/2004	41,250	—	$ 8.89	11/9/2014	—	—	—	—
	11/17/2005	250,000	—	$13.76	11/17/2015	—	—	—	—
	5/11/2006	65,000	—	$20.13	5/11/2016	—	—	—	—
	1/31/2007	120,000	—	$19.60	1/31/2017	—	—	—	—
	9/12/2007	125,000	—	$23.46	9/12/2014	—	—	—	—
	9/11/2008	140,625	9,375(3)	$23.78	9/11/2015	—	—	—	—
	9/10/2009	103,125	46,875(3)	$35.75	9/10/2016	—	—	—	—
	9/9/2010	65,625	84,375(3)	$25.95	9/9/2017	—	—	—	—
	9/15/2011	—	255,493(3)	$30.06	9/15/2018	81,081(4)	2,471,349	—	—
	5/16/2012	—	—	—	—	—	—	100,100(5)	3,051,048
Wolfgang U. Nickl	2/17/2006	3,015	—	$24.18	2/17/2016	—	—	—	—
	11/8/2006	2,130	—	$19.40	11/8/2016	—	—	—	—
	9/12/2007	5,920	—	$23.46	9/12/2014	—	—	—	—
	2/6/2008	7,429	—	$28.09	2/6/2015	—	—	—	—
	9/11/2008	7,359	490(3)	$23.78	9/11/2015	—	—	—	—
	2/4/2009	22,756	5,251(3)	$16.85	2/4/2016	—	—	—	—
	9/10/2009	6,390	2,905(5)	$35.75	9/10/2016	3,450(6)	105,156	—	—
	11/11/2009	3,731	2,238(3)	$38.53	11/11/2016	2,151(6)	65,562	—	—
	5/5/2010	—	—	—		5,551(6)	169,194	—	—
	9/8/2010	11,859	15,247(3)	$26.17	9/8/2017	9,079(6)	276,728	—	—
	9/14/2011	—	39,753(3)	$29.60	9/14/2008	12,615(6)	384,505	—	—
	5/16/2012	—	26,776(3)	$38.63	5/16/2019	11,261(7)	343,235	—	—
Stephen D. Milligan	3/19/2012	—	123,401(3)	$38.19	3/19/2019	52,273(4)	1,593,281	—	—
	5/16/2012	—	—	—	—	—	—	50,050(5)	1,525,524
Timothy M. Leyden	6/12/2007	150,000	—	$19.89	6/12/2014	—	—	—	—
	9/12/2007	29,600	—	$23.46	9/12/2014	—	—	—	—
	9/11/2008	63,990	4,266(3)	$23.78	9/11/2015	—	—	—	—
	9/10/2009	23,668	10,758(3)	$35.75	9/10/2016	12,780(5)	389,534	—	—
	5/5/2010	—	—	—	—	23,747(5)	723,809	—	—
	9/8/2010	31,624	40,659(3)	$26.17	9/8/2017	24,212(5)	737,982	—	—
	9/14/2011	—	97,355(3)	$29.60	9/14/2018	30,895(6)	941,680	—	—
	5/16/2012	—	—	—	—	—	—	50,050(5)	1,525,524
James J. Murphy	9/11/2008	2,133	2,133(3)	$23.78	9/11/2015	—	—	—	—
	2/4/2009	18,329	15,430(3)	$16.85	2/4/2016	—	—	—	—
	9/10/2009	11,834	5,379(3)	$35.75	9/10/2016	6,390(6)	194,767	—	—
	5/5/2010	—	—	—	—	11,102(6)	338,389	—	—
	9/8/2010	22,400	28,800(3)	$26.17	9/8/2017	17,150(6)	522,732	—	—
	9/14/2011	—	48,272(3)	$29.60	9/14/2018	15,319(6)	466,923	—	—
	5/16/2012	—	44,255(3)	$38.63	5/16/2019	18,612(7)	567,294	—	—

(1) To help explain this table and the awards held by our named executive officers, we have included an additional column showing the grant date of each stock option and stock award.

(2) The amount shown for the market value of the stock awards is based on the $30.48 closing price of our common stock on June 29, 2012, the last trading day in fiscal 2012.

(3) These stock option awards are scheduled to vest as to 25% of the underlying shares on the first anniversary of the grant date, and as to an additional 6.25% of the underlying shares at the end of each three-month period thereafter until the award is fully vested on the fourth anniversary of the grant date.

(4) These stock unit awards are scheduled to vest in three substantially equal annual installments on each of the first, second and third anniversaries of the grant date.

(5) These performance stock unit awards are scheduled to vest as to 50% of the shares subject to performance metrics to be established by the Compensation Committee for each of fiscal years 2013 and 2014. The award will be payable in shares of our common stock at the end of each performance period based on our achievement of the specified goals that correspond to specific payment percentages ranging between 0% and 200% of the target number of units subject to the award.

(6) These stock unit awards are scheduled to vest in full on the third anniversary of the grant date.

(7) These stock unit awards are scheduled to vest in two substantially equal annual installments on each of the first and second anniversaries of the grant date.

Fiscal 2012 Option Exercises and Stock Vested Table

The following table presents information regarding the amount realized upon the exercise of stock options and the vesting of restricted stock unit awards for our named executive officers during fiscal 2012.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
John F. Coyne	—	—	440,000	13,618,000
Wolfgang U. Nickl	—	—	2,814	80,086
Stephen D. Milligan	—	—	—	—
Timothy M. Leyden	—	—	24,469	696,388
James J. Murphy	30,000	326,733	12,234	348,180

(1) The amount shown for value realized on exercise of stock options equals (i) the number of shares of our common stock to which the exercise of the stock option related, multiplied by (ii) the difference between the per-share market price of the shares on the date of exercise and the per-share exercise price of the option. If the stock acquired upon exercise was sold on the day of exercise, the market price was determined as the actual sales price of the stock. If the stock acquired upon exercise was not sold on the day of exercise, the market price was determined as the closing price of the stock on the exercise date.

(2) The amount shown for the value realized on the vesting of stock awards equals the number of shares of our common stock acquired by the executive officer upon vesting of his stock award during fiscal 2012 multiplied by the closing price of the stock on the applicable vesting date of the award.

Fiscal 2012 Non-Qualified Deferred Compensation Table

The following table presents information regarding the contributions to, investment earnings, distributions and total value of our named executive officers' balances under our Deferred Compensation Plan during fiscal 2012.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(1)	Aggregate Withdrawals /Distributions ($)	Aggregate Balance at Last FYE ($)(2)
John F. Coyne	—	—	—	—	—
Wolfgang U. Nickl	—	—	—	—	—
Stephen D. Milligan	—	—	—	—	—
Timothy M. Leyden	319,385	—	5,471	—	517,932
James J. Murphy	186,150	—	10,397	—	404,086

(1) The amounts reported are not considered to be at above-market rates under applicable Securities and Exchange Commission rules. Accordingly, in accordance with the Securities and Exchange Commission's rules, we did not include these amounts as compensation to the named executive officers in the "Fiscal Years 2010 — 2012 Summary Compensation Table" above.

(2) The balances reported represent compensation already reported in the "Fiscal Years 2010 — 2012 Summary Compensation Table" in this year's Proxy Statement and its equivalent table in prior years' proxy statements, except for the earnings on contributions that are not considered to be at above-market rates under Securities and Exchange Commission rules and for amounts earned while the individual was not a named executive officer under Securities and Exchange Commission rules.

Non-Qualified Deferred Compensation Plan

We permit our named executive officers and other key employees to elect to receive a portion of their compensation reported in the "Fiscal Years 2010 — 2012 Summary Compensation Table" on a deferred basis under our Deferred Compensation Plan. Under the plan, each participant may elect to defer a minimum of $2,000 and a maximum of 80% of his or her eligible compensation that may be earned during the year under our Incentive Compensation Plan.

Under the plan, we are permitted to make additional discretionary contributions with respect to amounts deferred under the plan. These discretionary contributions vest over a five-year service period. The service period begins on July 1 of the year for which the contribution was made and ends on June 30 of the same year, except that the first year of service is earned as long as the participant is employed for at least six months of that service year. Discretionary contributions will become 100% vested upon the retirement or disability of the participant or a change in control. We did not make any discretionary contributions during fiscal 2012. In addition, we have not in the past made any discretionary contributions under the Deferred Compensation Plan to any of our current named executive officers.

For cash amounts deferred under the plan, the participant may elect one or more measurement funds to be used to determine investment gains or losses to be credited to his or her account balance, including certain mutual funds. Amounts may be deferred until a specified date, retirement, disability or death. At the participant's election, compensation deferred until retirement or death may be paid as a lump sum or in installments over five, ten, fifteen or twenty years. If the participant's employment terminates before the participant qualifies for retirement, including due to disability, the participant's deferred compensation balance will be paid in a single lump sum upon termination. Emergency hardship withdrawals are also permitted under the plan.

Under our Deferred Compensation Plan, we also permit the named executive officers and other key employees to defer receipt of any restricted stock units awarded under our 2004 Performance Incentive Plan beyond the vesting date of the award. A participant can elect to defer receipt of restricted stock units until a specified date, retirement, disability or death, as described above. If a participant makes an election to defer restricted stock units, the participant will receive a distribution with respect to the restricted stock units (including any stock units credited as dividend equivalents) in an equivalent number of shares of our common stock in accordance with the participant's deferral election.

Potential Payments upon Termination or Change in Control

This section describes severance and change in control plans covering our named executive officers and certain agreements we have entered into with some of our named executive officers that could require us to make payments to the executives in connection with certain terminations of their employment with us and/or a change in control.

Change in Control — No Termination

Upon the occurrence of a "change in control," all unvested stock options, shares of restricted stock and restricted stock units granted prior to September 2011 to an employee who was one of our executive officers at the time of grant will immediately vest regardless of whether there has also been a termination of employment. In addition, upon the occurrence of a change in control, all outstanding long-term performance cash awards granted prior to September 2011 to an employee who was one of our executive officers at the time of grant will immediately become payable in an amount equal to 100% of the target cash award granted to the officer. For these purposes, "change in control" generally means an acquisition by any person or group of more than one-third of our stock, certain majority changes in our board of directors over a period of not more than two years, mergers and similar transactions that result in a 50% or greater change in our ownership, and certain liquidations and dissolutions of the company. For a specific definition, please refer to the applicable stock plan or form of award agreement as filed with the Securities and Exchange Commission.

For all other equity awards (including performance stock unit awards, awards granted to named executive officers at a time when they were not also one of our executive officers, and awards granted after September 2011), if we dissolve or do not survive following a merger, business combination, or other reorganization, each award generally will become fully vested (in the case of performance stock units, accelerated vesting will be based on the target level of performance) unless the Compensation Committee provides for the assumption, substitution, or other continuation or settlement of the award.

Unless otherwise determined by the Compensation Committee, any stock options that are vested prior to or that become vested in connection with a transaction referred to above will generally terminate if not exercised prior to the transaction.

Change in Control — Termination Without Cause or For Good Reason

In addition to the change in control benefits described above, executive officers may be entitled to severance benefits in the event of certain terminations of employment upon or following a change in control. These benefits are provided under our Change of Control Severance Plan, which was adopted by our Board of Directors on March 29, 2001. The severance benefits are payable if we or our subsidiaries terminate the employment of the executive officer without "cause" or the employee voluntarily terminates his or her employment for "good reason" within one year after a change of control or prior to and in connection with, or in anticipation of, such a change.

For these purposes, "change in control" generally has the same meaning as described in the preceding section. For these purposes, "cause" generally means the commission of certain crimes by the executive, the executive's willful engaging in fraud or dishonest conduct, refusal to perform certain duties, breach of fiduciary duty, or breach of certain other violations of company policy. For these purposes, "good reason" generally means the assignment to the executive of materially inconsistent duties, a significant adverse change in the executive's reporting relationship, certain reductions in compensation or benefits, and certain relocations of the executive's employment. For the specific definitions of change in control, cause and good reason, please refer to the Change of Control Severance Plan as filed with the Securities and Exchange Commission.

For each of the named executive officers, the severance benefits generally consist of the following:

(1) a lump sum payment equal to two times the sum of the officer's annual base compensation plus the target bonus as in effect immediately prior to the change in control or as in effect on the date of notice of termination of the officer's employment with us, whichever is higher;

(2) 100% vesting of any unvested stock options granted to the officer by us;

(3) extension of the period during which the officer may exercise his or her stock options to the longer of (a) 90 days after the date of termination of his or her employment and (b) the period specified in the plan or agreement governing the options;

(4) continuation for a period of 24 months of the same or equivalent life, health, hospitalization, dental and disability insurance coverage and other employee insurance or welfare benefits, including equivalent coverage for the officer's spouse and dependent children, and a car allowance equal to what the officer was receiving immediately prior to the change in control, or a lump sum payment equal to the cost of obtaining coverage for 24 months if the officer is ineligible to be covered under the terms of our insurance and welfare benefits plans; and

(5) a lump sum payment equal to the amount of in-lieu payments that the officer would have been entitled to receive during the 24 months after termination of his or her employment if, prior to the change in control, the officer was receiving any cash-in-lieu payments designed to enable the officer to obtain insurance coverage of his or her choosing.

Any health and welfare benefits will be reduced to the extent of the receipt of substantially equivalent coverage by the officer from any successor employer.

The performance stock unit awards granted to Messrs. Coyne, Milligan and Leyden in fiscal 2012 provide for accelerated vesting at target in the event of a termination of employment under circumstances that give rise to severance benefits under the Change of Control Severance Plan.

Involuntary Termination Without Cause — No Change in Control

Our Board of Directors adopted an Executive Severance Plan on February 16, 2006, which provides for certain severance benefits in the event an executive's employment is terminated without "cause." For these purposes, "cause" generally has the meaning described in the preceding section. For the specific definition of cause, please refer to the Executive Severance Plan as filed with the Securities and Exchange Commission.

Participants in the Executive Severance Plan include members of our senior management who our Board of Directors or Compensation Committee has designated as a Tier 1 Executive, Tier 2 Executive or Tier 3 Executive. The level of severance benefits payable under the Executive Severance Plan depend upon the executive's designated Tier. The Compensation Committee has designated each of our named executive officers as a Tier 1 Executive under our Executive Severance Plan.

The Executive Severance Plan provides that a Tier 1 Executive such as each of our named executive officers will receive the following severance benefits in the event we terminate the executive's employment without cause:

(1) severance equal to the executive's monthly base salary multiplied by twenty-four (24), generally payable in monthly installments over twenty-four (24) months following separation;

(2) a lump sum pro-rata bonus payment minus applicable taxes under our bonus program for the bonus cycle in which the executive's termination date occurs (determined based on the number of days in the applicable bonus cycle during which the executive was employed (not to exceed six months) and assuming 100% of the performance targets subject to the bonus award are met regardless of actual funding by us);

(3) acceleration of the vesting of the executive's then outstanding equity awards that are subject to time-based vesting to the extent such equity awards would have vested and become exercisable or payable, as applicable, if the executive had remained employed for an additional six months;

(4) outplacement services provided by a vendor chosen by us and at our expense for 12 months following the executive's termination of employment; and

(5) reimbursement by us of applicable COBRA premium payments following expiration of the executive's company-provided medical, dental and/or vision coverage existing as of the executive's termination date for eighteen (18) months or, if earlier, until the executive otherwise becomes eligible for equivalent coverage under another employer's plan.

Payment of severance benefits under the Executive Severance Plan is conditioned upon the executive's execution of a valid and effective release of claims. Payment of severance benefits will cease in the event during the severance period the executive becomes self-employed or an employee of, or otherwise provides services for compensation, to any person or entity. In addition, no executive is entitled to a duplication of benefits under the Executive Severance Plan or any other severance plan of ours or our subsidiaries.

The performance stock unit awards granted to Messrs. Coyne, Milligan and Leyden in fiscal 2012 provide for accelerated vesting at target in the event of a termination of employment under circumstances that give rise to severance benefits under the Executive Severance Plan.

Qualified Retirement

In the event an employee retires from employment at a time when the employee meets the criteria of a "qualified retiree" under our standard terms and conditions for stock options, all unvested stock options held by the employee at the time of termination will accelerate. For stock options granted prior to November 2004, an employee will be a "qualified retiree" if the employee is at least age 55 at the time of retirement and his or her age plus total years of continuous service with us totals at least 65. For stock options granted after November 2004, the employee is also generally required to have at least five years of continuous service with us and, for stock options granted after May 2006, in addition to having at least five years of continuous service with us, the employee must also be at least age 65 at the time of retirement and his or her age plus total years of continuous service with us must total at least 75.

If an employee meets the applicable "qualified retiree" criteria, the employee's stock options will remain exercisable for three years after his or her retirement or until their earlier expiration but will immediately terminate in the event the employee provides services to one of our competitors or otherwise competes with us. In that event, we will have the right to recover any profits realized by the employee from exercising the stock options during the six-month period prior to the date the employee commenced providing such services to a competitor.

Death

In the event of an employee's death, the vesting of long-term incentive awards previously granted to the employee will accelerate as described below.

- For stock options, all unvested stock options held by the employee at the time of death will immediately vest and be exercisable, and the stock options will remain exercisable for three years after the date of the employee's death or until the earlier expiration of the stock option.
- For awards of restricted stock units, a pro rata portion of the stock units due to vest on the next vesting date will immediately vest based on the number of days that the employee was employed by us between the last vesting date of the award and its next vesting date.
- For performance stock unit awards granted in May 2012, a pro-rata portion of the award (based on the number of days that the employee was employed by us during the applicable performance period) will remain outstanding and eligible to vest based on actual achievement of the performance milestones over the performance period. No amount is earned under the performance stock unit awards granted in May 2012 in the event of a termination of employment prior to the start of fiscal 2013, the beginning of the first performance period under the award.

- For long-term performance cash awards, a pro-rata portion of the cash award (based on the number of days that the employee was employed by us during the applicable performance period) will be paid to the employee's legal representative, based on actual performance over the performance period, at the same time as the cash awards are generally paid with respect to that performance period.

Other Termination Scenarios

Under Mr. Coyne's employment agreement, originally entered into in October 2006 and restated in March 2011, upon Mr. Coyne's termination after January 1, 2012 for any reason other than a termination by us for cause, all stock options granted to Mr. Coyne prior to January 1, 2012 will become fully vested and Mr. Coyne will have three years to exercise the options, subject to their earlier termination. In such event, Mr. Coyne will also be eligible to receive payment following the end of the applicable performance period of any outstanding performance cash award granted prior to January 1, 2012 on a pro-rata basis based on the period of Mr. Coyne's employment with us during that performance period.

Calculation of Potential Payments upon Termination or Change in Control

The following table presents our estimate of the benefits payable to the named executive officers under the agreements and plans described above in connection with certain terminations of their employment with us and/or a change in control. In calculating the amount of any potential payments to the named executive officers, we have assumed the following:

- The applicable triggering event (i.e., termination of employment and/or change in control) occurred on June 29, 2012.
- The price per share of our common stock is equal to the closing market price per share on June 29, 2012 ($30.48), the last trading day in fiscal 2012.
- The company does not survive the change in control, and all outstanding incentive awards are cashed out and terminated in the transaction.
- Not included in the table below are payments each named executive officer earned or accrued prior to termination, such as the balances under our Deferred Compensation Plan and previously vested equity and non-equity incentive awards, which are more fully described and quantified in the tables and narratives above.

Name	Compensation Element	Change in Control-No Termination ($)(5)	Change in Control-With Termination Not for Cause or For Good Reason ($)(6)	Involuntary Termination Without Cause-No Change in Control ($)(7)	Qualified Retirement ($)(8)	Death ($)(9)
John F. Coyne	Cash Severance	—	5,000,000	2,750,000	—	—
	Option Acceleration(1)	552,338	552,338	552,338	552,338	552,338
	Restricted Stock Unit Acceleration(2)	2,471,349	2,471,349	823,783	—	647,742
	Performance Stock Unit Acceleration(3)	—	—	—	—	—
	Performance Cash Acceleration	—	2,400,000	1,200,000	1,200,000	1,200,000
	Continuation of Benefits(4)	—	126,925	8,074	—	—
	Value of Outplacement Services	—	—	12,000	—	—
	TOTAL	3,023,687	10,550,612	5,346,195	1,752,338	2,400,080
Wolfgang U. Nickl	Cash Severance	—	1,400,000	950,000	—	—
	Option Acceleration(1)	175,551	175,551	76,541	—	175,551
	Restricted Stock Unit Acceleration(2)	1,344,381	1,344,381	170,718	—	564,867
	Performance Cash Acceleration	—	367,500	367,500	—	183,750
	Continuation of Benefits(4)	—	62,173	23,215	—	—
	Value of Outplacement Services	—	—	12,000	—	—
	TOTAL	1,519,932	3,349,605	1,599,974	—	924,168
Stephen D. Milligan	Cash Severance	—	3,600,000	2,100,000	—	—
	Option Acceleration(1)	—	—	—	—	—
	Restricted Stock Unit Acceleration(2)	1,593,281	1,593,281	—	—	147,370
	Performance Stock Unit Acceleration(3)	—	—	—	—	—
	Performance Cash Acceleration	—	—	—	—	—
	Continuation of Benefits(4)	—	48,550	22,870	—	—
	Value of Outplacement Services	—	—	12,000	—	—
	TOTAL	1,593,281	5,241,831	2,134,870	—	147,370
Timothy M. Leyden	Cash Severance	—	2,940,000	1,785,000	—	—
	Option Acceleration(1)	289,495	289,495	94,296	—	289,495
	Restricted Stock Unit Acceleration(2)	2,793,004	2,793,004	389,534	—	1,574,272
	Performance Stock Unit Acceleration(3)	—	—	—	—	—
	Performance Cash Acceleration	—	900,000	900,000	—	450,000
	Continuation of Benefits(4)	—	144,074	15,854	—	—
	Value of Outplacement Services	—	—	12,000	—	—
	TOTAL	3,082,499	7,066,573	3,196,684	—	2,313,767
James J. Murphy	Cash Severance	—	1,572,500	1,030,625	—	—
	Option Acceleration(1)	391,209	391,209	195,363	—	391,209
	Restricted Stock Unit Acceleration(2)	2,090,105	2,090,105	194,767	—	895,281
	Performance Cash Acceleration	—	446,250	446,250	—	223,125
	Continuation of Benefits(4)	—	89,732	23,215	—	—
	Value of Outplacement Services	—	—	12,000	—	—
	TOTAL	2,481,314	4,589,796	1,902,220	—	1,509,615

(1) The amounts shown represent the portion of the option award that would have accelerated in connection with the termination or change in control event and are based on the intrinsic value of that portion of the option as of June 29, 2012. These intrinsic values were calculated by multiplying (i) the difference between the closing market price of a share of our common stock on June 29, 2012 ($30.48), the last trading day in fiscal 2012, and the applicable exercise price by (ii) the number of shares subject to stock options vesting on an accelerated basis on June 29, 2012. As a result, the amounts shown do not include any value for the acceleration of stock options that have an exercise price greater than $30.48 or for stock options that were already vested as of June 29, 2012. Also not included in the table above is any potential value attributable to the extension of a stock option term in connection with certain terminations of employment.

(2) The amounts shown represent the portion of the restricted stock unit award that would have accelerated in connection with the termination event and are based on the intrinsic value of that portion as of June 29, 2012. These intrinsic values were calculated by multiplying (i) the closing price of a share of our common stock on June 29, 2012 ($30.48), the last trading day in fiscal 2012, by (ii) the number of shares of restricted stock or stock units that would have vested on an accelerated basis on June 29, 2012.

(3) Under the terms of the performance stock unit awards, no amount is earned under the award in the event of a termination of employment prior to the fiscal day of fiscal 2013, the start of the first performance period under the award.

(4) For purposes of the calculation for these amounts, expected costs have not been adjusted for any actuarial assumptions related to mortality, likelihood that the executive will find other employment, or discount rates for determining present value.

(5) The amounts shown represent the estimated value of the acceleration of outstanding equity and non-equity incentive compensation under our incentive compensation plans in connection with a change in control (regardless of whether a termination of employment also occurs), as such acceleration is described more fully above.

(6) The amounts shown represent the estimated value of the severance benefits payable under the Change in Control Severance Plan (and the estimated value of equity acceleration under our stock incentive plans for awards not covered under the Change in Control Severance Plan) in the event of a qualifying termination following a change in control, as such benefits are described more fully above.

(7) The amounts shown represent the estimated value of the severance benefits payable under the Executive Severance Plan in the event of a termination of employment by us without cause, as such benefits are described more fully above.

(8) None of the executive officers met the requirements for a "qualified retiree" described above as of June 29, 2012. However, as indicated above in the section entitled "Other Termination Scenarios," Mr. Coyne's employment agreement, originally entered into in October 2006 and restated in March 2011, provides for accelerated vesting of stock options granted prior to January 1, 2012 and a pro-rata portion of any then-outstanding long-term cash award in the event his employment with the company terminates for any reason, including a voluntary retirement where the requirements for a "qualified retiree" are not met. As such, we have reported amounts payable upon Mr. Coyne's voluntary retirement in this column notwithstanding that he had not met the requirements for a "qualified retiree" as of June 29, 2012.

(9) The amounts shown represent the estimated value of the acceleration of outstanding equity and non-equity incentive compensation under our incentive compensation plans (and, for Mr. Coyne, under his employment agreement) in connection with the executive's death, as such acceleration is described more fully above. For the long-term performance cash awards, the amounts assume achievement at 100% of target for the period.

PROPOSAL 2

APPROVAL OF AMENDMENT AND RESTATEMENT OF THE WESTERN DIGITAL CORPORATION AMENDED AND RESTATED 2004 PERFORMANCE INCENTIVE PLAN

General

At the Annual Meeting, stockholders will be asked to approve an amendment and restatement of the Western Digital Corporation Amended and Restated 2004 Performance Incentive Plan (the "2004 Performance Incentive Plan"), which was adopted, subject to stockholder approval, by the Board of Directors on August 7, 2012. The amendment and restatement of the 2004 Performance Incentive Plan reflects, among other things, the following amendments, which are subject to stockholder approval of this proposal:

- *Increase in Aggregate Share Limit.* The amended and restated version of the 2004 Performance Incentive Plan authorizes an increase in the number of shares of common stock available for award grants under the plan by an additional 11,500,000 shares. In addition, when our Non-Employee Directors Stock-For-Fees Plan (the "Stock-For-Fees Plan") expires in accordance with its terms on December 31, 2012, the number of shares of our common stock remaining available for issuance (and not covered by prior stock elections or awards) under the Stock-For-Fees Plan will become available for new award grants under the 2004 Performance Incentive Plan. As of September 17, 2012, a total of 150,218 shares of our common stock were available for issuance (and not covered by prior stock elections or awards) under the Stock-For-Fees Plan.
- *Increase in Full-Value Award Share Counting Provision.* Shares issued in respect of any "full-value award" granted under the 2004 Performance Incentive Plan currently count against the share limit described above as 1.35 shares for every one share actually issued in connection with the award. The amended and restated version of the 2004 Performance Incentive Plan increases this ratio for full-value awards to 1.72 shares for every one share actually issued in connection with the award.
- *Extension of Performance-Based Award Feature.* One element of the 2004 Performance Incentive Plan is the flexibility to grant certain performance-based awards designed to satisfy the requirements for deductibility of compensation under Section 162(m) of the Code ("Section 162(m)). These awards are referred to as "Performance-Based Awards" and are in addition to other awards, such as stock options and stock appreciation rights, expressly authorized under the 2004 Performance Incentive Plan which may also qualify as performance-based compensation for Section 162(m) purposes. If stockholders approve the amendment and restatement of the 2004 Performance Incentive Plan, the Performance-Based Award feature of the 2004 Performance Incentive Plan will be renewed and extended through the first annual meeting of our stockholders that occurs in 2017 (subject to earlier termination of the plan on the expiration date), and the performance criteria listed below and in Section 5.2.2 of the 2004 Performance Incentive Plan will be approved for use in connection with Performance-Based Awards granted under the plan. (*See* "Summary Description of the 2004 Performance Incentive Plan (As Proposed to be Amended and Restated) — Performance-Based Awards" below.)
- *Extension of Plan Expiration Date.* Currently, the authority to grant new awards under the 2004 Performance Incentive Plan will expire on September 20, 2014. The amended and restated version of the 2004 Performance Incentive Plan extends the expiration date of the plan until August 6, 2022.

As of September 17, 2012, a total of 17,929,968 shares of our common stock were subject to outstanding awards granted under the 2004 Performance Incentive Plan, and an additional 740,362 shares of our common stock were available for new award grants under the 2004 Performance Incentive Plan (before giving effect to the increase in the aggregate share limit described above). The Board of Directors approved the additional share authority requested under the 2004 Performance Incentive Plan based, in part, on a belief that the number of shares currently available under the 2004 Performance Incentive Plan does not give us sufficient flexibility to adequately provide for future incentives. We will continue to have the authority to grant awards under the 2004 Performance Incentive Plan, within the existing 2004 Performance Incentive Plan limits, if stockholders do not approve this 2004 Performance Incentive Plan proposal.

Summary Description of the 2004 Performance Incentive Plan (As Proposed to be Amended and Restated)

The principal terms of the 2004 Performance Incentive Plan (as proposed to be amended and restated) are summarized below. The following summary is qualified in its entirety by the full text of the 2004 Performance Incentive Plan (as proposed to be amended and restated), which has been filed as Exhibit A to the copy of this Proxy Statement that was filed electronically with the Securities and Exchange Commission and can be reviewed on the Securities and Exchange Commission's website at www.sec.gov or on our website at investor.wdc.com. A copy of the amended and restated 2004 Performance Incentive Plan document may also be obtained without charge by writing our Secretary at Western Digital Corporation, 3355 Michelson Drive, Suite 100, Irvine, California 92612.

Purpose. The purpose of the 2004 Performance Incentive Plan is to promote the success of the company and the interests of our stockholders by providing an additional means for us to attract, motivate, retain and reward directors, officers, employees and other eligible persons through the grant of awards and incentives for high levels of individual performance and improved financial performance of the company. Equity-based awards are also intended to further align the interests of award recipients and our stockholders.

Administration. The Board of Directors or one or more committees appointed by the Board of Directors administers the 2004 Performance Incentive Plan. To the extent required by any applicable listing agency, the 2004 Performance Incentive Plan must be administered by a committee composed entirely of independent directors (within the meaning of the applicable listing agency.) The Board of Directors has delegated general administrative authority for the 2004 Performance Incentive Plan to the Compensation Committee. (The appropriate acting body, be it the Board of Directors or a committee within its delegated authority, is referred to in this proposal as the "Administrator").

The Administrator has broad authority under the 2004 Performance Incentive Plan with respect to awarding grants including, without limitation, the authority:

- to select participants and determine the type(s) of award(s) that they are to receive;
- to determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award, provided that award grants to persons who are determined to be subject to Section 16 of the Securities Exchange Act must be authorized only by a committee consisting solely of two or more non-employee directors (as this requirement is applied under Rule 16b-3 promulgated under the Securities Exchange Act);
- to cancel, modify, or waive the company's rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consents;
- subject to the minimum vesting rules of the 2004 Performance Incentive Plan, to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards;
- subject to the other provisions of the 2004 Performance Incentive Plan, to make certain adjustments to an outstanding award and to authorize the conversion, succession or substitution of an award; and
- to allow the purchase price of an award or shares of our common stock to be paid in the form of cash, check, or electronic funds transfer, by the delivery of already-owned shares of our common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice in third party payment or cashless exercise on such terms as the Administrator may authorize, or any other form permitted by law.

No Repricing. Except for an adjustment pursuant to changes in our capitalization or a repricing approved by stockholders, in no case may the Administrator (1) amend an outstanding option or stock appreciation right to reduce the exercise price or grant price of the award, (2) provide for the cancellation, exchange, or surrender of an outstanding option or stock appreciation right in exchange for cash or other awards for the purpose of repricing the award, or (3) provide for the cancellation, exchange, or surrender of an outstanding option or stock appreciation right in exchange for an option or stock appreciation right with an exercise or grant price that is less than the exercise or grant price of the original award.

Eligibility. Persons eligible to receive awards under the 2004 Performance Incentive Plan include officers or employees of the company or any of its subsidiaries, directors of the company, and certain consultants and advisors to the company or any of its subsidiaries. As of September 17, 2012, approximately 100,000 officers and employees of the company and its subsidiaries (including all of our named executive officers), and each of our non-employee directors, are considered eligible under the 2004 Performance Incentive Plan.

Authorized Shares; Limits on Awards. As of September 17, 2012, the maximum number of shares of our common stock that may be issued or transferred pursuant to awards under the 2004 Performance Incentive Plan equaled the sum of: (1) 32,000,000 shares, plus (2) the number of any shares subject to stock options granted under our Employee Stock Option Plan, Stock Option Plan for Non-Employee Directors or Broad-Based Stock Incentive Plan (collectively, the "Existing Plans") which expire, or for any reason are cancelled or terminated, after that date without being exercised. As of September 17, 2012, 632,126 options were then outstanding under the Existing Plans. If stockholders approve this proposal, the number of shares available for award grant purposes under the 2004 Performance Incentive Plan will be increased by an additional 11,500,000 shares. In addition, if stockholders approve this proposal, when our Stock-For-Fees Plan expires in accordance with its terms on December 31, 2012, the number of shares of our common stock remaining available for issuance (and not covered by prior stock elections or awards) under the Stock-For-Fees Plan will become available for new award grants under the 2004 Performance Incentive Plan.

Shares issued in respect of any "full-value award" granted under the 2004 Performance Incentive Plan count against the share limit described in the preceding paragraph as 1.35 shares for every one share actually issued in connection with the award. If stockholders approve this proposal, this ratio for full-value awards will increase to 1.72 shares for every one share actually issued in connection with the award. For example, if stockholders approve this proposal, then a stock bonus of 100 shares of our common stock granted under the 2004 Performance Incentive Plan would result in 172 shares charged against the share limit with respect to that stock bonus award. For this purpose, a "full-value award" generally means any award granted under the plan other than a stock option grant or a stock appreciation right grant.

The following other limits are also contained in the 2004 Performance Incentive Plan:

- The maximum number of shares that may be delivered pursuant to options qualified as incentive stock options granted under the plan is 49,699,313 shares.
- The maximum number of shares subject to those options and stock appreciation rights that are granted during any calendar year to any individual under the plan is 1,000,000 shares.
- "Performance-Based Awards" under Section 5.2 of the 2004 Performance Incentive Plan payable only in cash (and not related to shares) to a participant in any one calendar year will not exceed $10,000,000.
- The portion of all "full-value awards" that do not meet the minimum vesting requirements under Section 5.1.5 of the 2004 Performance Incentive Plan cannot exceed 5% of the total shares of common stock available for award grant purposes under the plan.

To the extent that an award is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the shares available for issuance under the 2004 Performance Incentive Plan. In the event that shares are delivered in respect of a dividend equivalent right, only the actual number of shares delivered with respect to the award shall be counted against the share limits of the 2004 Performance Incentive Plan. To the extent that shares are delivered pursuant to the exercise of a stock appreciation right or stock option, the number of underlying shares as to which the exercise related shall be counted against the applicable share limits, as opposed to only counting the shares actually issued. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 100,000 shares shall be counted against the applicable share limits with respect to such exercise.) Shares that are reacquired or withheld by us to pay the exercise price of an award granted under the 2004 Performance Incentive Plan, as well as any shares reacquired or withheld to satisfy the tax withholding obligations related to any award, will not be available for subsequent awards under the plan. Shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the 2004 Performance Incentive Plan will again be available for subsequent awards under the 2004 Performance Incentive

Plan. In addition, the 2004 Performance Incentive Plan generally provides that shares issued in connection with awards that are granted by or become obligations of the company through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the 2004 Performance Incentive Plan.

Types of Awards. The 2004 Performance Incentive Plan authorizes stock options, stock appreciation rights, restricted stock, stock bonuses and other forms of awards granted or denominated in our common stock or units of our common stock, as well as cash bonus awards. The 2004 Performance Incentive Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash.

A stock option is the right to purchase shares of our common stock at a future date at a specified price per share (the "exercise price"). The per share exercise price of an option may not be less than the fair market value of a share of our common stock on the date of grant. The maximum term of an option is ten years from the date of grant. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described under "Federal Income Tax Consequences of Awards Under the 2004 Performance Incentive Plan" below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the U.S. Internal Revenue Code and the 2004 Performance Incentive Plan. Incentive stock options may only be granted to employees of the company or a subsidiary.

A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of a share of our common stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the Administrator at the time of grant of the stock appreciation right and cannot be less than the fair market value of a share of our common stock on the date of grant. Stock appreciation rights may be granted in connection with other awards or independently. The maximum term of a stock appreciation right is ten years from the date of grant.

The other types of awards that may be granted under the 2004 Performance Incentive Plan include, without limitation, stock bonuses, restricted stock, performance stock, stock units, dividend equivalents, or similar rights to purchase or acquire shares, and cash awards. However, dividend equivalent rights may not be granted in connection with a stock option or stock appreciation right under the plan, and any dividends or dividend equivalents as to the unvested portion of a restricted stock (or stock unit) award under the plan that is subject to performance-based vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the award if the applicable performance conditions are not satisfied.

The 2004 Performance Incentive Plan generally imposes a minimum one-year vesting requirement on any full-value awards that are subject to a performance-based vesting condition and generally requires that any other full-value awards not vest more rapidly than in monthly installments over a three-year period, although the Administrator may provide for accelerated vesting of awards under certain specified circumstances such as a change of control of the company or a termination of the award holder's employment (other than for cause). In addition, the portion of all "full-value awards" under the 2004 Performance Incentive Plan that do not meet these vesting requirements are subject to the 5% limit described above under "Authorized Shares; Limits on Awards."

Performance-Based Awards. The Administrator may grant awards that are intended to be performance-based awards within the meaning of Section 162(m) of the Code. Performance-based awards are in addition to any of the other types of awards that may be granted under the 2004 Performance Incentive Plan (including options and stock appreciation rights which may also qualify as performance-based awards for Section 162(m) purposes). Performance-based awards may be in the form of restricted stock, performance stock, stock units, other rights, or cash bonus opportunities.

The vesting or payment of performance-based awards (other than options or stock appreciation rights) will depend on the absolute or relative performance of the company on a consolidated, subsidiary, segment, division, or business unit basis. The Administrator will establish the criterion or criteria and target(s) on which performance will be measured. The Administrator must establish criteria and targets in advance of applicable deadlines under the U.S. Internal Revenue Code and while the attainment of the performance targets remains substantially uncertain. The criteria that the Administrator may use for this purpose will include one or more of the following: earnings per share, cash flow (which means cash and cash equivalents derived from either net cash flow from operations or net cash flow from operations, financing and investing activities), stock price, total stockholder return, gross revenue, revenue growth, operating income (before or after taxes), net earnings (before or after interest, taxes, depreciation and/or amortization), return on equity or on assets or on net investment, cost containment or reduction, economic value added or any combination thereof. The performance measurement period with respect to an award may range from three months to ten years. Performance targets will be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting changes or other extraordinary events not foreseen at the time the targets were set unless the Administrator provides otherwise at the time of establishing the targets.

Performance-based awards may be paid in stock or in cash (in either case, subject to the limits described under the heading "Authorized Shares; Limits on Awards" above). Before any performance-based award (other than an option or stock appreciation right) is paid, the Administrator must certify that the performance target or targets have been satisfied. The Administrator has discretion to determine the performance target or targets and any other restrictions or other limitations of performance-based awards and may reserve discretion to reduce payments below maximum award limits.

Deferrals. The Administrator may provide for the deferred payment of awards, and may determine the other terms applicable to deferrals. The Administrator may provide that deferred settlements include the payment or crediting of interest or other earnings on the deferred amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

Acceleration of Awards; Possible Early Termination of Awards. Generally, and subject to limited exceptions set forth in the 2004 Performance Incentive Plan, if any person acquires more than 33 1/3% of the outstanding common stock or combined voting power of the company, if certain changes in a majority of the Board of Directors occur over a period of no longer than two years, if stockholders prior to a transaction do not continue to own more than 50% of the voting securities of the company (or a successor or a parent) following a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the company or any of its subsidiaries, a sale or other disposition of all or substantially all of the company's assets or the acquisition of assets or stock of another entity by the company or any of its subsidiaries, or if the company is dissolved or liquidated, then awards then-outstanding under the 2004 Performance Incentive Plan may become fully vested or paid, as applicable, and may terminate or be terminated in such circumstances. The Administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2004 Performance Incentive Plan. For example, the Administrator could provide for the acceleration of vesting or payment of an award in connection with a change in control event that is not described above and provide that any such acceleration shall be automatic upon the occurrence of any such event.

Transfer Restrictions. Subject to certain exceptions contained in Section 5.7 of the 2004 Performance Incentive Plan, awards under the 2004 Performance Incentive Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient's lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient's beneficiary or representative. The Administrator has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers are made for estate or tax planning or charitable purposes for no (or nominal) consideration and comply with applicable federal and state securities laws.

Adjustments. As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2004 Performance Incentive Plan and any outstanding awards, as well as the exercise or purchase prices of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

No Limit on Other Authority. The 2004 Performance Incentive Plan does not limit the authority of the Board of Directors or any committee to grant awards or authorize any other compensation, with or without reference to our common stock, under any other plan or authority.

Termination of or Changes to the 2004 Performance Incentive Plan. The Board of Directors may amend or terminate the 2004 Performance Incentive Plan at any time and in any manner. Stockholder approval for an amendment will be required only to the extent then required by applicable law, to the extent required under Sections 162, 422 or 424 of the U.S. Internal Revenue Code to preserve the intended tax consequences of the plan, or to the extent the amendment constitutes a "material revision" of the plan within the meaning of applicable listing rules. Stockholder approval will be required for any amendment that proposes to increase the maximum number of shares that may be delivered with respect to awards granted under the 2004 Performance Incentive Plan or to increase any other share limit set forth in the plan. (Adjustments as a result of stock splits or similar events will not, however, be considered an amendment requiring stockholder approval.) The 2004 Performance Incentive Plan is currently scheduled to expire on September 20, 2014. If stockholders approve this proposal, the expiration date of the plan will be extended to August 6, 2022. Outstanding awards, as well as the Administrator's authority with respect thereto, generally will continue following the expiration or termination of the plan. Generally speaking, outstanding awards may be amended by the Administrator (except for a repricing), but the consent of the award holder is required if the amendment (or any plan amendment) materially and adversely affects the holder.

Federal Income Tax Consequences of Awards under the 2004 Performance Incentive Plan

The U.S. federal income tax consequences of the 2004 Performance Incentive Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2004 Performance Incentive Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or international tax consequences.

With respect to nonqualified stock options, we are generally entitled to deduct and the participant recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, we are generally not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.

The current federal income tax consequences of other awards authorized under the 2004 Performance Incentive Plan generally follow certain basic patterns: stock appreciation rights are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses, cash and stock-based performance awards, dividend equivalents, stock units, and other types of awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes income.

If an award is accelerated under the 2004 Performance Incentive Plan in connection with a "change in control" (as this term is used under the U.S. Internal Revenue Code), we may not be permitted to deduct the portion of the compensation attributable to the acceleration ("parachute payments") if it exceeds certain threshold limits under the U.S. Internal Revenue Code (and certain related excise taxes may be triggered). Furthermore, the aggregate compensation in excess of $1,000,000 attributable to awards that are not "performance-based" within the meaning of Section 162(m) of the U.S. Internal Revenue Code may not be permitted to be deducted by us in certain circumstances.

Specific Benefits under the 2004 Performance Incentive Plan

We have not approved any other awards that are conditioned upon stockholder approval of the proposed amended and restated version of the 2004 Performance Incentive Plan. The number, amount and type of awards to be received by or allocated to eligible persons in the future under the 2004 Performance Incentive Plan cannot be determined at this time. If the amendments reflected in this 2004 Performance Incentive Plan proposal had been in effect in fiscal 2012, we expect that award grants for fiscal 2012 would not have been substantially different from those actually made in that year under the 2004 Performance Incentive Plan.

The closing market price for a share of our common stock as of September 17, 2012 was $39.48 per share.

Aggregate Past Grants Under the 2004 Performance Incentive Plan

As of September 17, 2012, awards covering 34,193,559 shares of our common stock had been granted under the 2004 Performance Incentive Plan. (This number of shares includes shares subject to awards that expired or terminated without having been exercised and paid and became available for new award grants under the plan.) The following table shows information regarding the distribution of those awards among the persons and groups identified below, option exercises and restricted stock and stock unit vesting prior to that date, and option and unvested restricted stock and stock unit holdings as of that date.

	Stock Options				Restricted Stock and Restricted Stock Units(3)		
Name and Position	**Number of Shares Subject to Past Option Grants**	**Number of Shares Acquired on Past Exercise**	**Number of Shares Underlying Options Outstanding as of September 17, 2012 — Exercisable**	**Number of Shares Underlying Options Outstanding as of September 17, 2012 — Unexercisable**	**Number of Shares or Units Subject to Past Grants**	**Number of Shares or Units Vested as of September 17, 2012**	**Number of Shares or Units Outstanding and Unvested as of September 17, 2012**
Named Executive Officers:							
John F. Coyne Chief Executive Officer	1,265,493	0	961,374	304,119	1,681,181	1,527,027	154,154
Wolfgang U. Nickl Executive Vice President and Chief Financial Officer	208,918	16,190	85,416	107,312	99,616	21,452	78,164
Stephen D. Milligan(1) President	332,837	58,256	0	222,019	468,369	146,667	227,801
Timothy M. Leyden President, WD Subsidiary	561,978	0	334,156	227,822	299,553	123,972	175,581
James J. Murphy Executive Vice President, WW Sales and Sales Operations	474,761	286,361	12,069	176,331	189,897	104,098	85,799
Total for All Executive Officers (including Named Executive Officers):	**2,843,987**	**360,807**	**1,393,015**	**1,037,603**	**2,738,616**	**1,923,216**	**721,499**
Non-Employee Directors:							
Kathleen A. Cote	82,749	10,000	53,218	19,531	33,597	21,718	11,879
Henry T. DeNero	82,749	31,685	31,533	19,531	33,597	21,718	11,879
William L. Kimsey	82,749	22,500	40,718	19,531	33,597	21,718	11,879
Michael D. Lambert	82,749	10,000	53,218	19,531	33,597	21,718	11,879
Len J. Lauer	45,863	0	16,630	29,233	9,274	0	9,274
Matthew E. Massengill(2)	560,249	312,500	40,718	19,531	578,224	516,345	11,879
Roger H. Moore	82,749	38,763	24,455	19,531	33,597	21,718	11,879
Kensuke Oka	0	0	0	0	0	0	0
Thomas E. Pardun	82,749	0	63,218	19,531	33,597	21,718	11,879
Arif Shakeel(2)	304,191	140,625	34,660	19,531	1,620,814	1,489,802	11,879
Masahiro Yamamura	0	0	0	0	0	0	0
Total for All Non-Employee Directors:	**1,406,797**	**566,073**	**358,368**	**185,481**	**2,409,894**	**2,136,455**	**104,306**
Each other person who has received 5% or more of the options, warrants or rights under the 2004 Performance Incentive Plan	—	—	—	—	—	—	—
All employees, including all current officers who are not executive officers or directors, as a group	**17,568,040**	**5,980,437**	**3,882,298**	**6,521,752**	**7,226,225**	**3,046,456**	**3,677,826**
Total	**21,818,824**	**6,907,317**	**5,633,681**	**7,744,836**	**12,374,735**	**7,106,127**	**4,503,631**

(1) Amounts presented in the table above for Mr. Milligan include awards granted during his employment with Western Digital prior to his employment with HGST.

(2) Amounts presented in the table above for Messrs. Massengill and Shakeel include awards granted to these individuals at a time when they were executive officers of the company.

(3) Amounts presented in the table above include the target number of performance stock units granted or outstanding, as applicable, under the 2004 Performance Incentive Plan.

Mr. Coyne and each of the non-employee directors identified above is a nominee for re-election as a director at the 2012 Annual Meeting.

Vote Required and Recommendation of the Board of Directors

The affirmative vote of a majority of the shares of our common stock represented in person or by proxy at the Annual Meeting and entitled to vote on the proposal is required for approval of the amendment and restatement of the 2004 Performance Incentive Plan.

The Board of Directors believes that the proposed amendment and restatement of the 2004 Performance Incentive Plan will promote the interests of the company and its stockholders and will help the company and its subsidiaries continue to be able to attract, retain and reward persons important to our success.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL 2 TO APPROVE THE AMENDMENT AND RESTATEMENT OF THE 2004 PERFORMANCE INCENTIVE PLAN AS DESCRIBED ABOVE.

All members of the Board of Directors and all of our executive officers are eligible for awards under the 2004 Performance Incentive Plan and thus have a personal interest in the approval of the amendment and restatement of the 2004 Performance Incentive Plan.

PROPOSAL 3

APPROVAL OF AMENDMENT AND RESTATEMENT OF THE WESTERN DIGITAL CORPORATION 2005 EMPLOYEE STOCK PURCHASE PLAN

General

At the Annual Meeting, stockholders will be asked to approve an amendment and restatement of the Western Digital Corporation 2005 Employee Stock Purchase Plan, or ESPP, which would increase the maximum number of shares of our common stock authorized for issuance under the plan by an additional 8,000,000 shares. This amendment and restatement was adopted, subject to stockholder approval, by the Board of Directors on August 7, 2012.

Currently, a total of 13,000,000 shares of the company's common stock are authorized for issuance under the ESPP. Of these shares, 11,045,666 shares have previously been purchased and 1,954,334 shares remain available for purchase in the current and future offering periods. If stockholders approve the amendment and restatement of the ESPP, the maximum number of shares that may be issued under the ESPP will increase from 13,000,000 to 21,000,000 shares.

The Board of Directors believes that the ESPP will help us retain and motivate eligible employees and will help further align the interests of eligible employees with those of our stockholders. The Board of Directors approved the additional share authority requested under the ESPP to help ensure that a sufficient reserve of common stock remains available for issuance under the ESPP to allow us to continue the plan in the future.

Summary Description of the 2005 Employee Stock Purchase Plan (As Proposed to be Amended and Restated)

The principal terms of the ESPP are summarized below. The following summary is qualified in its entirety by the full text of the ESPP (as proposed to be amended and restated), which has been filed as Exhibit B to the copy of this Proxy Statement that was filed electronically with the Securities and Exchange Commission and can be reviewed on the Securities and Exchange Commission's website at www.sec.gov or on our website at investor.wdc.com. A copy of the ESPP may also be obtained without charge by writing the company's Secretary at Western Digital Corporation, 3355 Michelson Drive, Suite 100, Irvine, California 92612.

Purpose. The purpose of the ESPP is to provide eligible employees with an opportunity to purchase shares of the company's common stock at a favorable price and upon favorable terms in consideration of the participating employees' continued services. The ESPP is intended to provide an additional incentive to participating eligible employees to remain in the company's employ and to advance the best interests of the company and its stockholders.

Operation of the 2005 Employee Stock Purchase Plan. The ESPP operates in a series of periods referred to as "Offering Periods." The company will establish the duration of each Offering Period in advance of that Offering Period. However, an Offering Period may not be longer than 24 months. The company may provide for a new Offering Period to start before an Offering Period in progress has ended, but no one participant may participate in more than one Offering Period at the same time.

On the first day of each Offering Period (referred to as the "Enrollment Date"), each eligible employee who has timely filed a valid election to participate in the ESPP for that Offering Period is granted an option to purchase shares of the company's common stock. A participant may designate in his or her election the percentage of his or her compensation to be withheld from his or her pay during that Offering Period for the purchase of stock under the ESPP. The participant's contributions under the ESPP are credited to a bookkeeping account in his or her name. A participant generally may elect to terminate his or her contributions to the ESPP at any time during an Offering Period. A participant also generally may elect to increase or decrease the rate of his or her contributions to the ESPP up to four times in a calendar year. Amounts contributed to the ESPP constitute general corporate assets of the company and may be used for any corporate purpose.

An Offering Period may consist of one or more periods referred to as "Exercise Periods." The last day of each Exercise Period is referred to as an "Exercise Date." Each option granted under the ESPP for an Offering Period is automatically exercised on each Exercise Date that occurs within that Offering Period. The number of shares acquired by a participant upon exercise of his or her option is determined by dividing the participant's account balance under the ESPP as of the Exercise Date by the Exercise Price for that Offering Period. The company establishes the methodology for setting the Exercise Price in an Offering Period in advance of that Offering Period, except that in no event may the Exercise Price be lower than the lesser of (i) 85% of the fair market value of a share of the company's common stock on the applicable Enrollment Date, or (ii) 85% of the fair market value of a share of the company's common stock on the applicable Exercise Date. A participant's account is reduced upon exercise of his or her option by the amount used to pay the Exercise Price of the shares acquired by the participant. No interest is paid to any participant or credited to any account under the ESPP.

Eligibility. Only certain employees are eligible to participate in the ESPP. To be eligible to participate in an Offering Period, on the Enrollment Date of that period an individual must:

- be employed by the company or one of its subsidiaries that has been designated as a participating subsidiary; and
- be customarily employed for more than 20 hours per week and more than 5 months in a calendar year.

As of September 17, 2012, approximately 90,000 employees of the company and its subsidiaries, including all of the named executive officers, were eligible to participate in the ESPP.

Limits on Authorized Shares; Limits on Contributions. Currently, a maximum of 13,000,000 shares of the company's common stock are available for delivery under the plan. If stockholders approve this proposal, the number of shares available for issuance under the ESPP will be increased by an additional 8,000,000 shares.

Participation in the ESPP is also subject to the following limits:

- A participant cannot contribute more than 10% of his or her compensation to the purchase of stock under the ESPP in any one payroll period.
- A participant cannot purchase more than $25,000 of stock (valued at the start of the applicable Offering Period and without giving effect to any discount reflected in the purchase price for the stock) under the ESPP for each calendar year in which such option is outstanding.
- A participant will not be granted an option under the ESPP if it would cause the participant to own stock and/or hold outstanding options to purchase stock representing 5% or more of the total combined voting power or value of all classes of stock of the company or one of its subsidiaries or to the extent it would exceed certain other limits under the U.S. Internal Revenue Code (the "Code").

The company has the flexibility to change the 10%-contribution referred to above and the maximum limit on the number of shares that may be acquired by any individual during an Exercise Period under the ESPP from time to time without stockholder approval. However, the company cannot increase the aggregate share limit under the ESPP without stockholder approval, other than to reflect stock splits and similar adjustments as described below. The $25,000 and the 5% ownership limitations referred to above are required under the Code.

Antidilution; Adjustments. As is customary in stock incentive plans of this nature, the number and kind of shares available under the ESPP, as well as purchase prices and share limits under the ESPP, are subject to adjustment in the case of certain corporate events. These events include reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, asset sales or other similar unusual or extraordinary corporate events, or extraordinary dividends or distributions of property to the company's stockholders.

Termination of Participation. A participant's election to participate in the ESPP will generally continue in effect for all Offering Periods until the participant files a new election that takes effect or the participant ceases to participate in the ESPP. A participant's participation in the ESPP generally will terminate if, prior to the applicable Exercise Date, the participant ceases to be employed by the company or one of its participating subsidiaries or the participant is no longer scheduled to work more than 20 hours per week or more than 5 months in a calendar year.

If a participant's participation in the ESPP terminates during an Offering Period for any of the reasons discussed in the preceding paragraph, he or she will no longer be permitted to make contributions to the ESPP for that Offering Period and, subject to limited exceptions, his or her option for that Offering Period will automatically terminate and his or her account balance will be paid to him or her in cash without interest. However, a participant's termination from participation will not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met.

Transfer Restrictions. A participant's rights with respect to options or the purchase of shares under the ESPP, as well as contributions credited to his or her account, may not be assigned, transferred, pledged or otherwise disposed of in any way except by will or the laws of descent and distribution.

Administration. The ESPP is administered by the Board of Directors or by a committee appointed by the Board of Directors. The Board of Directors has appointed the Compensation Committee of the Board of Directors as the current administrator of the ESPP. The administrator has full power and discretion to adopt, amend or rescind any rules and regulations for carrying out the ESPP and to construe and interpret the ESPP. Decisions of the administrator with respect to the ESPP are final and binding on all persons.

No Limit on Other Plans. The ESPP does not limit the ability of the Board of Directors or any committee of the Board of Directors to grant awards or authorize any other compensation, with or without reference to the company's common stock, under any other plan or authority.

Amendments. The Board of Directors generally may amend or suspend the ESPP at any time and in any manner. No amendment, suspension or termination of the ESPP may have a material adverse effect on the then-existing rights of any participant during an Exercise Period without the participant's written consent, but the Board of Directors may amend, suspend or terminate the ESPP as to any outstanding options granted under the ESPP for an Offering Period, effective as of any Exercise Date within that Offering Period, without the consent of the participants to whom such options were granted. Stockholder approval for an amendment to the ESPP will only be required to the extent necessary to meet the requirements of Section 423 of the Code or to the extent otherwise required by law or applicable stock exchange rules.

Termination. The Board of Directors may terminate the ESPP at any time. The ESPP will also terminate earlier if all of the shares authorized under the ESPP have been purchased.

Federal Income Tax Consequences of the 2005 Employee Stock Purchase Plan

Following is a general summary of the current federal income tax principles applicable to the ESPP. The following summary is not intended to be exhaustive and, among other considerations, does not describe state, local or international tax consequences.

The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. Participant contributions to the ESPP are made on an after-tax basis. That is, a participant's contributions are deducted from compensation that is taxable to the participant and for which the company is generally entitled to a tax deduction.

Generally, no taxable income is recognized by a participant with respect to either the grant or exercise of his or her option under the ESPP. The company will have no tax deduction with respect to either of those events. A participant will generally recognize income (or loss) only upon a sale or disposition of any shares that the participant acquires under the ESPP. The particular tax consequences of a sale of shares acquired under the ESPP depend on whether the participant has held the shares for a "Required Holding Period" before selling or disposing of the shares. The Required Holding Period starts on the date that the participant acquires the shares under the ESPP and ends on the *later* of (1) two years after the Enrollment Date of the Offering Period in which the participant acquired the shares, or (2) one year after the Exercise Date on which the participant acquired the shares.

If the participant holds the shares for the Required Holding Period and then sells the shares at a price in excess of the purchase price paid for the shares, the gain on the sale of the shares will be taxed as ordinary income to the participant to the extent of the *lesser* of (1) the amount by which the fair market value of the shares on the Enrollment Date of the Offering Period in which the participant acquired the shares exceeded the option price of the shares, or (2) the gain on the sale of the shares. Any portion of the participant's gain on the sale of the shares not taxed as ordinary income will be taxed as long-term capital gain. If the participant holds the shares for the Required Holding Period and then sells the shares at a price less than the purchase price paid for the shares, the loss on the sale will be treated as a long-term capital loss to the participant. The company will not be entitled to a tax deduction with respect to any shares held by the participant for the Required Holding Period, regardless of whether the shares are eventually sold at a gain or a loss.

The participant has a "Disqualifying Disposition" if the participant disposes of the shares before the participant has held the shares for the Required Holding Period. If the participant sells the shares in a Disqualifying Disposition, the participant will realize ordinary income in an amount equal to the difference between the fair market value of the shares on the Exercise Date on which the participant acquired the shares and the purchase price paid for the shares, and the company generally will be entitled to a corresponding tax deduction. In addition, if the participant makes a Disqualifying Disposition of the shares at a price in excess of the fair market value of the shares on the Exercise Date, the participant will realize capital gain in an amount equal to the difference between the selling price of the shares and the fair market value of the shares on the Exercise Date. Alternatively, if the participant makes a Disqualifying Disposition of the shares at a price less than the fair market value of the shares on the Exercise Date, the participant will realize a capital loss in an amount equal to the difference between the fair market value of the shares on the Exercise Date and the selling price of the shares. The company will not be entitled to a tax deduction with respect to any capital gain realized by the participant.

Specific Benefits

The benefits that will be received by or allocated to eligible employees under the ESPP cannot be determined at this time because the amount of contributions set aside to purchase shares of the company's common stock under the ESPP (subject to the limitations discussed above) is entirely within the discretion of each participant. If the share increase reflected in this ESPP proposal had been in effect in fiscal 2012, we do not expect that the number of shares purchased by participants in the plan during fiscal 2012 would have been materially different than the number of shares purchased as set forth in the table below.

The closing price of a share of the company's common stock as of September 17, 2012 was $39.48 per share.

Aggregate Past Purchases Under the 2005 Employee Stock Purchase Plan

As of September 17, 2012, 11,045,666 shares of the company's common stock had been purchased under the ESPP. The following number of shares has been purchased by the persons and groups identified below:

Name and Position	Aggregate Number of Shares Purchased Under the Plan in Fiscal 2012	Aggregate Number of Shares Purchased Under the Plan in All Completed Purchase Periods
Named Executive Officers:		
John F. Coyne	860	10,066
Wolfgang U. Nickl	967	11,751
Stephen D. Milligan	0	1,851
Timothy M. Leyden	636	8,216
James J. Murphy	1,007	12,092
Total for All Named Executive Officers (5 Persons):	3,470	43,976
Non-Executive Director Group (11 Persons):	0	0
Each other person who has received 5% or more of the options, warrants or rights under the ESPP	0	0
All employees, including all current officers who are not executive officers or directors, as a group	1,512,751	11,001,690
Total	1,516,221	11,045,666

Mr. Coyne and each of the non-executive directors identified above is a nominee for re-election as a director at the 2012 Annual Meeting of Stockholders.

Vote Required and Recommendation of the Board of Directors

The affirmative vote of a majority of the shares of our common stock represented in person or by proxy at the Annual Meeting and entitled to vote on the proposal is required for approval of the amendment and restatement of the ESPP.

The Board of Directors believes that adoption of the amended and restated ESPP will promote the interests of the company and its stockholders and continue to enable the company to attract, retain and award persons important to its success.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL 3 TO APPROVE THE AMENDMENT AND RESTATEMENT OF THE 2005 EMPLOYEE STOCK PURCHASE PLAN AS DESCRIBED ABOVE.

Members of the Board of Directors who are also employees or officers of the company and all of our executive officers are eligible to participate in the ESPP and thus have a personal interest in the approval of the amendment and restatement of the ESPP.

PROPOSAL 4

ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are providing stockholders with the opportunity to cast a non-binding, advisory vote on the compensation of our named executive officers as disclosed pursuant to the Securities and Exchange Commission's executive compensation disclosure rules and set forth in this Proxy Statement (including in the compensation tables and narratives accompanying those tables, as well as in the Compensation Discussion and Analysis).

As described more fully in the "Compensation Discussion and Analysis" section beginning on page 26, our executive compensation program is designed and reviewed at least annually to achieve the following goals:

- attract, develop, reward and retain highly qualified and talented individuals;
- motivate executives to improve the overall performance of our company as a whole as well as the business group for which each executive is responsible, and reward executives when specified measurable results have been achieved;
- encourage accountability by determining salaries and incentive awards based on each executive's individual contribution and performance;
- tie incentive awards to financial and non-financial metrics that drive the performance of our common stock over the long term to further reinforce the linkage between the interests of our stockholders and our executives; and
- help ensure compensation levels are both externally competitive and internally equitable.

We urge stockholders to read the "Compensation Discussion and Analysis" section, particularly the "Executive Summary," which describes in more detail how our executive compensation program is designed to achieve these goals and key fiscal 2012 compensation decisions. Highlights of our executive compensation programs include the following:

- *Base Salary.* We target base salaries for executive officers at approximately the median of composite market data in order to help attract and retain highly qualified executive talent and to compensate executives for sustained individual performance.
- *Semi-Annual Bonus.* Our executive officers are eligible to earn semi-annual incentive pay under our Incentive Compensation Plan based on our performance against pre-established performance goals, generally adjusted earnings per share. Our Incentive Compensation Plan is designed primarily to motivate executives to achieve specified performance goals that are important to the continued growth and success of the company and to align the interests of management with the interests of stockholders. We target bonus opportunities at a level such that when added to base salary, the executive officer's target total cash compensation is between the median and the 75th percentile based on composite market data.
- *Long-Term Incentives.* Our executive officers are also eligible to receive long-term incentive pay in the form of a combination of stock options, restricted stock units and long-term performance cash awards. These long-term incentives are generally granted annually and vest over a two-, three- or four-year period, resulting in overlapping vesting periods that are designed to discourage short-term risk-taking, reinforce the link between the interests of stockholders and our executives and motivate executives to improve the multi-year financial performance of the company. We target long-term incentive opportunities at a level such that when added to target total cash compensation, the executive's target total direct compensation is between the median and the 75th percentile based on composite market data.

A substantial portion of each executive officer's compensation is awarded in the form of performance-based compensation such as cash bonuses and long-term incentive compensation. We have entered into employment agreements with each of Messrs. Coyne, Milligan and Leyden, but these agreements do not contain any guaranteed bonuses or annual long-term incentive compensation. We provide very minimal (less than $10,000) perquisites to our executive officers and do not provide for any tax gross-ups. In addition, all executive officers are required to meet stock ownership guidelines which help achieve our objective of linking the interests of stockholders and management.

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act) and the related rules of the Securities and Exchange Commission, our Board of Directors will request your advisory vote on the following resolution at the Annual Meeting:

> RESOLVED, that the compensation paid to the named executive officers, as disclosed in this Proxy Statement pursuant to the Securities and Exchange Commission's executive compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and the narrative discussion that accompanies the compensation tables), is hereby approved.

Vote Required and Recommendation of the Board of Directors

The affirmative vote of a majority of the shares of our common stock represented in person or by proxy at the Annual Meeting and entitled to vote on the proposal is required to approve, on a non-binding, advisory basis, the compensation of our named executive officers.

This proposal on the compensation paid to our named executive officers is advisory only and will not binding on the company or our Board of Directors, and will not be construed as overruling a decision by the company or our Board of Directors or creating or implying any additional fiduciary duty for the company or our Board of Directors. However, the Compensation Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for named executive officers. Stockholders will be given an opportunity to cast an advisory vote on this topic annually, with the next opportunity occurring in connection with our 2013 Annual Meeting of Stockholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL 4 TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE SECURITIES AND EXCHANGE COMMISSION'S EXECUTIVE COMPENSATION DISCLOSURE RULES.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information with respect to our equity compensation plans as of June 29, 2012, which plans were as follows: Non-Employee Directors Stock-for-Fees Plan, 2004 Performance Incentive Plan, Employee Stock Option Plan, Broad-Based Stock Incentive Plan, Stock Option Plan for Non-Employee Directors and 2005 Employee Stock Purchase Plan. With the exception of the Broad-Based Stock Incentive Plan, these plans have each been approved by our stockholders. Following expiration of the Employee Stock Option Plan on November 10, 2004 and approval of the 2004 Performance Incentive Plan by our stockholders on November 18, 2004, no new awards are permitted under the Employee Stock Option Plan, the Broad-Based Stock Incentive Plan and the Stock Option Plan for Non-Employee Directors.

The following table does not present information regarding equity awards that were assumed by us in connection with the HGST acquisition. As of June 29, 2012, an additional 3,527,457 shares of our common stock were subject to assumed HGST stock options (at a weighted average exercise price of $8.5448 per share), and an additional 229,595 shares of our common stock were subject to assumed HGST restricted stock units.

	(a)	(b)	(c)
Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))**
Equity compensation plans approved by security holders	16,136,084(1)(2)	$25.7271(3)	8,024,874(4)
Equity compensation plans not approved by security holders	500	$ 8.99	0
Total	16,136,584	$24.9129	8,024,874

(1) This amount includes: (i) 11,419,749 shares of our common stock subject to stock options outstanding under our 2004 Performance Incentive Plan, (ii) 806,286 shares of our common stock subject to stock options outstanding under our Employee Stock Option Plan, (iii) 35,000 shares of our common stock subject to stock options outstanding under our Stock Option Plan for Non-Employee Directors, (iv) 3,283,938 shares of our common stock subject to outstanding restricted stock units awarded under our 2004 Performance Incentive Plan, and (v) 190,711 shares of our common stock subject to deferred stock units credited under our Deferred Compensation Plan.

(2) Includes the maximum number of shares potentially issuable in connection with open performance-based vesting conditions. As of June 29, 2012, a maximum of 400,400 performance restricted stock units (including a target number of 200,200 performance restricted stock units) were subject to open performance-based vesting conditions. See "Compensation Discussion and Analysis" and the "Fiscal 2012 Grants of Plan-Based Awards Table" and the accompanying narrative for more information regarding outstanding performance restricted stock units.

(3) This number reflects the weighted-average exercise price of outstanding options and has been calculated exclusive of restricted stock units issued under our 2004 Performance Incentive Plan and deferred stock units credited under our Non-Employee Directors Stock-for-Fees Plan.

(4) Of these shares, as of June 29, 2012, 5,920,321 remained available for future issuance under our 2004 Performance Incentive Plan, 150,218 remained available for future issuance under our Non-Employee Directors Stock-for-Fees Plan and 1,954,334 remained available for future issuance under our 2005 Employee Stock Purchase Plan. This column does not reflect the 11,500,000 additional shares that will be available under the 2004 Performance Incentive Plan if stockholders approve Proposal 2, or the 8,000,000 additional shares that will be available under the 2005 Employee Stock Purchase Plan if stockholders approve Proposal 3.

Broad-Based Stock Incentive Plan

On September 30, 1999, our Board of Directors approved the Broad-Based Stock Incentive Plan under which options to purchase 500 shares of our common stock were outstanding as of June 29, 2012. This plan was intended to qualify as "broadly-based" under the NASDAQ Stock Market stockholder approval policy at the time of its adoption and was not submitted to our stockholders for approval. Following approval of the 2004 Performance Incentive Plan by our stockholders in November 2004, no new awards are permitted under the Broad-Based Incentive Plan after such date and, therefore, no shares remain available for grant under the plan.

None of the stock options that we granted under the plan are incentive stock options under Section 422 of the Internal Revenue Code and the term of each outstanding option granted under the plan does not exceed ten years from the date of its grant. There are no unvested restricted stock or restricted stock unit awards outstanding under the plan.

The Compensation Committee of our Board of Directors administers the Broad-Based Stock Incentive Plan. The Compensation Committee has broad discretionary authority to construe and interpret the plan. The Compensation Committee may in its discretion provide financing to a participant in a principal amount sufficient to pay the purchase price of any award and/or to pay the amount of taxes required by law to be withheld with respect to any award. Further, the Compensation Committee may, through the terms of the award or otherwise, provide for lapse of restrictions on an option or restricted stock award, either immediately upon a change of control of Western Digital (as defined in the plan), or upon termination of the eligible employee's employment within 24 months following a change of control. The Compensation Committee may also provide for the exercise, payment or lapse of restrictions on an award that is only effective if no provision for the assumption or substitution of the award is made in the change of control transaction.

The Board of Directors or the Compensation Committee, subject to rules of the NASDAQ Stock Market requiring stockholder approval, may amend, alter or discontinue agreements evidencing an award made under the plan. These amendments may include: (i) reducing the exercise price of outstanding options; or (ii) after the date of a change of control, impairing the rights of any award holder, without such holder's consent, under any award granted prior to the date of any change of control. No award, or any interest in an award may be transferred in any manner, other than by will or the laws of descent and distribution, unless the agreement evidencing an award expressly states that it is transferable.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the securities laws of the United States, our directors and officers and persons who beneficially own more than 10% of our common stock must report their initial ownership of our equity securities and any subsequent changes in that ownership to the Securities and Exchange Commission and the NASDAQ Stock Market. The Securities and Exchange Commission has established specific due dates for these reports, and we must disclose in this Proxy Statement any late filings during fiscal 2012. To our knowledge, based solely on our review of the copies of such reports required to be furnished to us with respect to fiscal 2012 and the written responses to annual directors' and officers' questionnaires that no other reports were required, all of these reports were timely filed during and with respect to fiscal 2012.

AUDIT COMMITTEE

The following is the report of our Audit Committee with respect to our audited financial statements for the fiscal year ended June 29, 2012. This report shall not be deemed soliciting material or to be filed with the Securities and Exchange Commission or subject to Regulation 14A or 14C under the Securities Exchange Act or to the liabilities of Section 18 of the Securities Exchange Act, nor shall any information in this report be incorporated by reference into any past or future filing under the Securities Act or the Securities Exchange Act, except to the extent we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act or the Securities Exchange Act.

Report of the Audit Committee

The Audit Committee represents the Board of Directors in discharging its responsibilities relating to the accounting, reporting, and financial practices of Western Digital and its subsidiaries, and has general responsibility for oversight and review of the accounting and financial reporting practices, internal controls and accounting and audit activities of Western Digital and its subsidiaries. The Audit Committee acts pursuant to a written charter. Our Board of Directors originally adopted the Audit Committee Charter on September 6, 1995 and most recently approved an amendment of the Charter on February 3, 2010. A copy of the amended charter is available on our website under the Investor Relations section at investor.wdc.com. The Board of Directors has determined that each of the members of the Audit Committee qualifies as an "independent" director under applicable rules of the NASDAQ Stock Market and the Securities and Exchange Commission.

Management is responsible for the preparation, presentation and integrity of Western Digital's financial statements, the financial reporting process, accounting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. KPMG LLP, Western Digital's independent registered public accounting firm, is responsible for performing an independent audit of Western Digital's consolidated financial statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes. The members of the Audit Committee are not professionally engaged in the practice of accounting or auditing. The Audit Committee relies, without independent verification, on the information provided to it and on the representations made by management and the independent registered public accounting firm that the financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

During fiscal 2012, the Audit Committee met a total of 13 times, 4 in person and 9 via telephone conference. During fiscal 2012, the Audit Committee also met and held discussions with management and KPMG LLP. The meetings were conducted so as to encourage communication among the members of the Audit Committee, management and the independent registered public accounting firm. The Audit Committee has discussed with KPMG LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, relating to the conduct of the audit.

The Audit Committee reviewed and discussed the audited consolidated financial statements of Western Digital for the fiscal year ended June 29, 2012 with management and the independent registered public accounting firm. The Board of Directors, including the Audit Committee, received an opinion of KPMG LLP as to the conformity of such audited consolidated financial statements with GAAP.

The Audit Committee discussed with KPMG LLP the overall scope and plan for its audit. The Audit Committee met regularly with KPMG LLP, with and without management present, to discuss the results of its audit, its evaluation of Western Digital's internal control over financial reporting and the overall quality of Western Digital's accounting practices. In addition, the Audit Committee has received the written disclosures and the letter from KPMG LLP as required by the applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Audit Committee concerning independence and has discussed with KPMG LLP the independence of that firm. The Audit Committee also reviewed, among other things, the amount of fees paid to KPMG LLP for audit and non-audit services.

Based upon such reviews and discussions, the Audit Committee has recommended to the Board of Directors of Western Digital that the audited financial statements be included in Western Digital's Annual Report on Form 10-K for the fiscal year ended June 29, 2012, for filing with the Securities and Exchange Commission. The Audit Committee also appointed KPMG LLP to serve as Western Digital's independent registered public accounting firm for the fiscal year ending June 28, 2013.

AUDIT COMMITTEE

Henry T. DeNero, Chairman
Kathleen A. Cote
William L. Kimsey

August 7, 2012

PROPOSAL 5

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The accounting firm of KPMG LLP has served as our independent auditors since our incorporation in 1970. The Audit Committee of our Board of Directors has again appointed KPMG LLP to serve as our independent registered public accounting firm for the fiscal year ending June 28, 2013. We are not required to submit the appointment of KPMG LLP for stockholder approval, but our Board of Directors has elected to seek ratification of the appointment of our independent registered public accounting firm by the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote on the proposal at the Annual Meeting. If a majority of the shares represented at the Annual Meeting and entitled to vote do not ratify this appointment, the Audit Committee will reconsider its appointment of KPMG LLP and will either continue to retain this firm or appoint a new independent registered public accounting firm. We expect one or more representatives of KPMG LLP to be present at the Annual Meeting and they will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Following are the fees paid by us to KPMG LLP for the fiscal years ended June 29, 2012 and July 1, 2011:

Description of Professional Service	2012	2011
Audit Fees — professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our Quarterly Reports on Form 10-Qs or services that are normally provided in connection with statutory and regulatory filings or engagements	$3,099,000	$1,824,100
Audit-Related Fees — assurance and related services reasonably related to the performance of the audit or review of our financial statements(1)	$ 25,000	$ 0
Tax Fees — professional services rendered for tax compliance, tax advice and tax planning(2)	$ 340,000	$ 330,000
All Other Fees — products and services other than those reported above	$ 0	$ 0

(1) Audit-Related Fees in fiscal 2012 consisted of the issuance of two attestation reports.

(2) Tax Fees in fiscal 2012 and 2011 consisted of tax compliance assistance and related services and transfer pricing review.

The Audit Committee has adopted a policy regarding the pre-approval of audit and non-audit services to be provided by our independent registered public accounting firm. The policy requires that KPMG LLP seek pre-approval by the Audit Committee of all audit and permissible non-audit services by providing a description of the services to be performed and specific fee estimates for each such service. The Audit Committee has delegated to the Chairman of the Audit Committee the authority to pre-approve audit-related and permissible non-audit services and associated fees up to a maximum for any one audit-related or non-audit service of $50,000, provided that the Chairman shall report any decisions to pre-approve such audit-related or non-audit services and fees to the full Audit Committee at its next regular meeting for ratification. All services performed and related fees billed by KPMG LLP during fiscal 2012 and fiscal 2011 were approved by the Audit Committee pursuant to regulations of the Securities and Exchange Commission.

Vote Required and Recommendation of the Board of Directors

The affirmative vote of a majority of the shares of our common stock represented in person or by proxy at the Annual Meeting and entitled to vote on the proposal is required for ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending June 28, 2013.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL 5 TO RATIFY THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 28, 2013.

TRANSACTIONS WITH RELATED PERSONS

Policies and Procedures for Approval of Related Person Transactions

Our Board of Directors has adopted a written Related Person Transactions Policy. The purpose of this policy is to describe the procedures used to identify, review, approve and disclose, if necessary, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (i) we were, are or will be a participant, (ii) the aggregate amount involved exceeds $120,000 and (iii) a related person has or will have a direct or indirect interest. For purposes of the policy, a related person is (a) any person who is, or at any time since the beginning of our last fiscal year was, one of our directors or executive officers or a nominee to become a director, (b) any person who is known to be the beneficial owner of more than 5% of our common stock, (c) any immediate family member of any of the foregoing persons or (d) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position, or in which all the related persons, in the aggregate, have a 10% or greater beneficial ownership interest.

Under the policy, once a related person transaction has been identified, the Audit Committee must review the transaction for approval or ratification. In determining whether to approve or ratify a related person transaction, the Audit Committee is to consider all relevant facts and circumstances of the related person transaction available to the Audit Committee. The Audit Committee may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders, as the Audit Committee determines in good faith. No member of the Audit Committee will participate in any consideration of a related party transaction with respect to which that member or any member of his or her immediate family is a related person.

Certain Transactions with Related Persons

Indemnification Agreements

In addition to the indemnification provisions contained in our Certificate of Incorporation and By-laws, we have entered into indemnification agreements with each of our directors and executive officers. These agreements generally require us to indemnify each director or officer, and advance expenses to them, in connection with their participation in proceedings arising out of their service to us.

Agreements with Hitachi, Ltd.

Stock Purchase Agreement. On March 7, 2011, we entered into a Stock Purchase Agreement (as subsequently amended, the "Purchase Agreement") with Hitachi, Viviti Technologies Ltd., formerly known as Hitachi Global Storage Technologies Holdings Pte. Ltd., a wholly owned subsidiary of HGST, and Western Digital Ireland, Ltd., one of our indirect wholly owned subsidiaries ("WDI"). Pursuant to the terms of the Purchase Agreement, on March 8, 2012 (the "Closing Date"), WDI acquired all of the issued and paid-up share capital of HGST from Hitachi for an aggregate purchase price consisting of (i) cash consideration of approximately $3.9 billion (subject to certain post-closing adjustments for changes in the working capital of HGST and certain other payments and expenses) and (ii) 25 million shares of our common stock (the "Transaction"). As a result of the shares issued to Hitachi in the Transaction, Hitachi currently owns approximately 9.6% of our outstanding shares of common stock.

Investor Rights Agreement. On the Closing Date, we entered into the Investor Rights Agreement with Hitachi. Under the terms of the Investor Rights Agreement, Hitachi has the right to designate, and has designated, two directors to our Board of Directors (the "Hitachi Nomination Right"). The two directors designated by Hitachi are Kensuke Oka and Masahiro Yamamura (referred to in this Proxy Statement as the Hitachi Designated Directors), each of whom was appointed to our Board of Directors on May 17, 2012. We have agreed, for the period described below, to include the Hitachi Designated Directors in our slate of nominees for election to the Board of Directors at each annual or special meeting of stockholders at which directors are to be elected, recommend that stockholders vote in favor of the election of the Hitachi Designated Directors, support Hitachi Designated Directors for election in a manner no less favorable than how we support our own nominees and use commercially reasonable efforts to cause Hitachi Designated Directors' election to the Board of Directors.

The Hitachi Nomination Right will terminate (i) with respect to one of the Hitachi Designated Directors, at the end of the second full calendar year following the Closing Date, (ii) in the event that Hitachi ceases to beneficially own at least 50% of the shares of common stock it received in the Transaction, (iii) if Hitachi has first sold at least 10% of the shares of common stock it received in the Transaction, in the event that Hitachi ceases to beneficially own at least 5% of our total issued and outstanding common stock, (iv) upon Hitachi's breach of the standstill or transfer restriction obligations of the Investor Rights Agreement, which are described below, or (v) upon Hitachi's material breach of the Non-Competition Agreement (defined below).

Commencing with the Closing Date, Hitachi and its controlled affiliates became subject to customary "standstill" restrictions limiting or prohibiting, among other things, directly or indirectly, the acquisition of additional securities of the company or seeking or proposing a change of control transaction. The standstill period runs until the earlier of (i) a change of control of the company or (ii) 90 days after the Hitachi Nomination Right terminates. In addition, for a period of one year following the Closing Date, subject to limited exceptions, Hitachi will be prohibited from, directly or indirectly, selling or otherwise transferring the shares of our common stock it received in the Transaction. Pursuant to the Investor Rights Agreement, Hitachi will receive registration rights with respect to the shares of our common stock it received in the Transaction, including shelf, demand and piggyback registration rights. We are obligated under the Investor Rights Agreement to file and have declared effective by the SEC a registration statement permitting the resale of the shares of our common stock owned by Hitachi on or before March 8, 2013.

License Agreement. On the Closing Date, we entered into a License Agreement with Hitachi (the "License Agreement") under which (i) Hitachi granted to us a royalty-free license under certain patents of Hitachi, and (ii) we granted to Hitachi a royalty-free license under certain of our patents. The term of such patent licenses runs a minimum of five years from the Closing Date. Under the License Agreement, Hitachi has also granted to us a royalty-free, perpetual license under its non-patent intellectual property that may be held by HGST. Further, under the License Agreement, we and Hitachi each release the other party with respect to acts of infringement of certain patents of such releasing party prior to the Closing Date.

Purchase of Production Materials, Equipment and Other Services. We purchase production materials from Hitachi. Total production materials purchased from Hitachi from the Closing Date through the end of fiscal 2012 totaled approximately $24 million. In addition, we purchase equipment and other services, including facility and equipment maintenance, human resource services and information technology services from Hitachi and its affiliates. These services primarily relate to the Transition Services Agreement we entered into with Hitachi on the Closing Date that has a term expiring in March 2013. Total equipment and other services purchased from Hitachi from the Closing Date through the end of fiscal 2012 totaled approximately $73 million.

Sales Transactions. We sell certain of our products to Hitachi, including under a Customer Agreement entered into with Hitachi at the Closing Date, which has a term expiring in March 2014. Revenue related to products sold to Hitachi from the Closing Date through the end of fiscal 2012 totaled approximately $184 million.

R&D Services Agreement. Hitachi provides research and development services to us, including under an R&D Services Agreement entered into with Hitachi at the Closing Date, which has a term expiring in September 2013. The amount of research and development services provided by Hitachi from the Closing Date through the end of fiscal 2012 totaled approximately $6 million.

Branding Agreement. On the Closing Date, HGST and Hitachi entered into a Branding Agreement (the "Branding Agreement") under which Hitachi permits HGST to continue to use certain trademarks of Hitachi following the Closing Date while required to do so.

Non-Competition Agreement. On the Closing Date, we and Hitachi entered into an Agreement Not to Compete (the "Non-Competition Agreement"). Under the terms of the Non-Competition Agreement, Hitachi may not compete for a period of ten years from the Closing Date in the hard disk drive field, including the manufacture and sale of hard disk drive products and, subject to certain exceptions, research and development that is related to any material aspect of the manufacture of hard disk drive products. In addition, during the two-year period following the Closing Date, Hitachi may not solicit or hire key HGST technical research employees.

ANNUAL REPORT

Our 2012 Annual Report has been posted on our corporate website at investor.wdc.com and on the Internet at www.proxyvote.com. For stockholders receiving a Notice of Internet Availability of Proxy Materials, the Notice will contain instructions on how to request a printed copy of our 2012 Annual Report. For stockholders receiving a printed copy of this Proxy Statement, a copy of our 2012 Annual Report also will be included. **In addition, we will provide, without charge, a copy of our 2012 Annual Report for the year ended June 29, 2012 (including the financial statements but excluding the exhibits thereto) upon the written request of any stockholder or beneficial owner of our common stock. Requests should be directed to the following address:**

Secretary
Western Digital Corporation
3355 Michelson Drive, Suite 100
Irvine, California 92612

Irvine, California
September 27, 2012